09011359

VeriFone®

THE WAY TO PAY™

VeriFone Holdings, Inc.

2008 Annual Report & Proxy Statement

VeriFone
THE WAY TO PAY™
2099 GATEWAY PLACE, SUITE 600
SAN JOSE, CA 95110

May 12, 2009

Dear Stockholder:

You are cordially invited to attend the 2009 Annual Meeting of Stockholders of VeriFone Holdings, Inc. We will hold the meeting on Tuesday, June 23, 2009 at 9:00 a.m., local time, at VeriFone's principal offices located at 2099 Gateway Place, Suite 600, San Jose, CA 95110. We hope that you will be able to attend.

Details of the business to be conducted at the Annual Meeting are provided in the attached Notice of 2009 Annual Meeting of Stockholders (the "Notice of Annual Meeting") and Proxy Statement. As a stockholder, you will be asked to vote on a number of important matters. We encourage you to vote on all matters listed in the enclosed Notice of Annual Meeting. The Board of Directors recommends a vote FOR the proposals listed as proposals 1, 2, and 3 in the Notice.

We are pleased to take advantage of the U.S. Securities and Exchange Commission e-proxy rules that allow companies to electronically deliver proxy materials to their stockholders. We are furnishing proxy materials to our stockholders primarily via the Internet, which provides our stockholders the information they need while lowering printing and mailing costs and reducing the environmental impact of our Annual Meeting. On or about May 12, 2009, we mailed to our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice"). The Notice contains instructions on how to access our 2009 Proxy Statement and 2008 Annual Report including Amendment #1 thereto (collectively, the "Annual Report") over the Internet and vote online. The Notice also includes instructions on how a stockholder can request, free of charge, a paper copy of our Annual Meeting materials by mail.

Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented and voted at the meeting. In addition to voting in person, stockholders of record may vote via a toll-free telephone number or over the Internet. Stockholders who received a paper copy of the Proxy Statement and Annual Report by mail may also vote by completing, signing and mailing the enclosed proxy card promptly in the return envelope provided.

On behalf of our Board of Directors, thank you for your continued support of VeriFone.

Sincerely,

Charles R. Rinehart
Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT.
PLEASE PROMPTLY SUBMIT YOUR PROXY BY INTERNET, PHONE OR MAIL.

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VeriFone
THE WAY TO PAY™

2099 GATEWAY PLACE, SUITE 600
SAN JOSE, CA 95110

NOTICE OF 2009 ANNUAL MEETING OF STOCKHOLDERS

Dear Stockholder:

Notice is hereby given that the 2009 Annual Meeting of Stockholders of VeriFone Holdings, Inc. ("VeriFone") will be held on June 23, 2009 at 9:00 a.m., local time, at our principal offices located at 2099 Gateway Place, Suite 600, San Jose, CA 95110, to conduct the following items of business:

1. To elect ten directors to our Board of Directors for one-year terms;
2. To approve a stock option exchange program for employees, excluding our named executives and directors;
3. To ratify the selection of Ernst & Young LLP as VeriFone's independent registered public accounting firm for its fiscal year ending October 31, 2009; and
4. To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

The foregoing business items are described more fully in the Proxy Statement accompanying this Notice of Annual Meeting.

All holders of record of our common stock at the close of business on April 30, 2009, the record date, are entitled to notice of and to vote at this meeting and any adjournments or postponement thereof. A list of stockholders entitled to vote at the Annual Meeting will be available for inspection during the ten days prior to the Annual Meeting, during ordinary business hours, at VeriFone's principal offices located at 2099 Gateway Place, Suite 600, San Jose, CA, 95110, as well as at the Annual Meeting.

All stockholders are cordially invited to attend the Annual Meeting in person. To enter the meeting, you will need to provide proof of ownership of VeriFone stock as of the close of business on April 30, 2009, as well as an acceptable form of personal photo identification. If you are a stockholder of record, your proof of ownership is your proxy card. If you are not a stockholder of record but hold shares through a broker, trustee or nominee, you must bring either a copy of the voting instruction card provided by your broker or nominee or a recent brokerage statement confirming your ownership as of April 30, 2009. Any stockholder attending the Annual Meeting may vote in person even if he or she has returned a proxy card.

Whether or not you plan to attend the Annual Meeting, please cast your vote as instructed under "Voting Procedures" in the Proxy Statement as promptly as possible. You may vote over the Internet or by telephone as instructed on the Notice or by mailing in your paper proxy card if you received one. If you did not receive a paper proxy card, you may request a paper proxy card to submit your vote by mail, if you prefer.

By Order of the Board of Directors,

Douglas G. Bergeron	Albert Liu
Chief Executive Officer	Corporate Secretary

May 12, 2009

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 23, 2009: This Notice of Annual Meeting, the Proxy Statement and the Annual Report are available on the Internet at www.proxyvote.com.

Table of Contents

VERIFONE HOLDINGS, INC.

2099 GATEWAY PLACE, SUITE 600
SAN JOSE, CA 95110

PROXY STATEMENT
FOR
2009 ANNUAL MEETING OF STOCKHOLDERS

PROCEDURAL INFORMATION

General

VeriFone Holdings, Inc. ("VeriFone", the "Company", "we" or "our") is furnishing this Proxy Statement to the holders of its common stock, par value $0.01 per share, in connection with the solicitation by its Board of Directors of proxies to be voted at its 2009 Annual Meeting of Stockholders on Tuesday, June 23, 2009 at 9:00 a.m., local time, and at any adjournments or postponements therefor, for the purposes set forth herein and in the accompanying Notice of Annual Meeting. The Annual Meeting will be held at our principal offices at 2099 Gateway Place, Suite 600, San Jose, CA 95110.

The Notice of Annual Meeting, Proxy Statement and form of proxy are first being provided to our stockholders on or about May 12, 2009.

All stockholders are cordially invited to attend the Annual Meeting in person. To attend the Annual Meeting, you will need to provide proof of ownership of VeriFone stock as of April 30, 2009, as well as an acceptable form of personal photo identification. If you are a registered stockholder, your proof of ownership is your proxy card. If you are not a stockholder of record but hold shares through a broker, trustee or nominee, you must bring either a copy of the voting instruction card provided by your broker or nominee or a recent brokerage statement confirming your ownership as of April 30, 2009.

Notice Regarding the Availability of Proxy Materials

We have adopted the "notice and access" rule of the U.S. Securities and Exchange Commission (the "SEC"). We now furnish proxy materials primarily via the Internet instead of mailing a printed copy of the proxy materials. Stockholders who will receive the proxy materials via the Internet will receive a Notice of Internet Availability of Proxy Materials by mail which provides the website and information on how to access and review the Proxy Statement and proxy materials over the Internet. The Notice will be mailed on or about May 12, 2009.

As of the date of the mailing of the Notice, stockholders will be able to access all of the proxy materials over the Internet as instructed in the Notice. The proxy materials will be available free of charge. The materials on the site are searchable, readable and printable and the site does not have "cookies" or other tracking devices which identify visitors. The Notice will provide instructions on how to vote over the Internet or by phone.

If you received a Notice and would like to receive a printed copy of our proxy materials, free of charge, you should follow the instructions for requesting such materials included in the Notice.

Record Date; Voting Rights

Only stockholders of record as of the close of business on April 30, 2009 will be entitled to vote at the Annual Meeting. As of that date, there were 84,470,015 shares of our common stock outstanding, each of which is entitled to one vote for each matter to be voted on at the Annual Meeting, held by 37 stockholders of record. For information regarding security ownership by executive officers, directors and by beneficial owners of more than 5% of VeriFone's common stock, see "Security Ownership of Certain Beneficial Owners and Management."

Voting Procedures

If you hold your shares in your own name as a holder of record, you may vote your shares over the Internet by following the instructions set forth on the Notice or by requesting and mailing in a completed proxy card. Your shares will be voted at the Annual Meeting in the manner you direct. The Internet voting procedures are designed to authenticate each stockholder's identity and to allow stockholders to vote their shares and confirm that their voting instructions have been properly recorded. If you vote via the Internet, you do not need to return your proxy card. Stockholders voting via the Internet should understand that there may be costs associated with voting in these manners, such as usage charges from Internet access providers, that must be borne by the stockholder.

Votes submitted by mail or via the Internet must be received by 11:59 p.m., Eastern Time, on June 22, 2009. Submitting your vote by mail or via the Internet will not affect your right to vote in person should you decide to attend the Annual Meeting.

If your shares are registered in the name of a bank or brokerage firm, you will receive instructions from your bank or brokerage firm that must be followed in order for the record holder to vote the shares per your instructions. Banks and brokerage firms have a process for their beneficial holders to provide instructions via the Internet or over the phone, as well as instructions for requesting a hard copy of the proxy materials and proxy card.

If you own shares that are traded through the Tel-Aviv Stock Exchange, or TASE, you may only vote your shares in one of the following two ways:

1. *By mail*: sign and date a proxy card in the form filed on MAGNA together with the proxy statement and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date, and return the proxy card or voting instructions card, along with the proof of ownership certificate, to Israel Brokerage and Investments - I.B.I. Ltd., 9 Achad Ha'am Street, Shalom Tower, Tel Aviv, which was designated by VeriFone to accept voting instructions for the TASE Shares.

2. *In person*: attend the annual meeting, where ballots will be provided. If you choose to vote in person at the meeting, you must bring the proof of ownership certificate from the TASE's Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

Quorum

The holders of a majority of the outstanding shares of common stock on April 30, 2009, present in person or represented by proxy and entitled to vote, will constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and "broker non-votes" are treated as present for quorum purposes.

Broker Non-Votes

A "broker non-vote" occurs when your broker submits a proxy for your shares but does not indicate a vote on a particular matter because the broker has not received voting instructions from you and does not have authority to vote on that matter without such instructions. "Broker non-votes" are treated as present for purposes of determining a quorum but are not counted as withheld votes, votes against the matter in question, or as abstentions, nor are they counted in determining the number of votes present for a particular matter.

Voting Requirements

The number of votes required to approve each of the proposals that are scheduled to be presented at the meeting is as follows:

Proposal	Required Vote
• Election of directors.	• A plurality of the votes cast is required for the election of directors; accordingly the ten nominees receiving the highest number of votes "FOR" will be elected even if any nominee receives less than a majority of the votes cast. Abstentions will have no effect on the election of directors.
• Approval of a stock option exchange program for employees, excluding our named executives and directors.	• The affirmative vote of the majority of shares present in person or represented by proxy and entitled to vote on the matter. Abstentions will have the same effect as a vote "Against" the matter. Broker non-votes will have no effect on the matter.
• Ratification of appointment of Ernst & Young LLP as VeriFone's independent registered public accounting firm.	• The affirmative vote of the majority of shares present in person or represented by proxy and entitled to vote on the matter. Abstentions will have the same effect as a vote "Against" the matter.

Proxy Solicitation

VeriFone will pay the costs of soliciting proxies. In addition to the use of mails, proxies may be solicited by personal or telephone conversation, facsimile, electronic communication, posting on VeriFone's website, http://www.verifone.com, and by the directors, officers and employees of VeriFone, for which they will not receive additional compensation. VeriFone may reimburse brokerage firms and other owners representing beneficial owners of shares for their reasonable expenses in forwarding solicitation materials to such beneficial owners.

Proxies and ballots will be received and tabulated by the inspector of election for the Annual Meeting. The inspector of election will treat shares of common stock represented by a properly signed and returned proxy as present at the meeting for purposes of determining a quorum, whether or not the proxy is marked as casting a vote or abstaining or withholding on any or all matters.

Revocation of Proxies

The shares represented by valid proxies received and not revoked will be voted at the Annual Meeting. If you execute the enclosed proxy card but do not give instructions, your shares will be voted as follows: "FOR" the election of all of our director nominees, "FOR" the approval of a stock option exchange program for employees, excluding our named executives and directors, "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending October 31, 2009, and otherwise in accordance with the judgment of the persons voting the proxy on any other matter properly brought before the Annual Meeting and any adjournments or postponements thereof.

A proxy may be revoked at any time before it is voted by (i) delivering a written notice of revocation to our Secretary at c/o VeriFone Holdings, Inc., 2099 Gateway Place, Suite 600, San Jose, CA, 95110, (ii) subsequently submitting a duly executed proxy bearing a later date than that of the previously submitted proxy (including by submission over the Internet), or (iii) attending the Annual Meeting and voting in person. Attending the Annual Meeting without voting will not revoke your previously submitted proxy.

Stockholder Proposals for the 2010 Annual Meeting

Our stockholders may submit proposals that they believe should be voted upon at our 2010 Annual Meeting of Stockholders.

In the event a stockholder wishes to have a proposal considered for presentation at our 2010 Annual Meeting and included in our proxy statement and form of proxy used in connection with such meeting, the proposal must be forwarded to our Secretary so that it is received no later than January 12, 2010, which is the date 120 calendar days prior to the anniversary of the mailing date of the proxy statement for the fiscal 2009 Annual Meeting. Any such proposal must comply with the requirements of Rule 14a-8.

Under our bylaws, if a stockholder, rather than including a proposal in the proxy statement as discussed above, seeks to propose business for consideration at that meeting, notice must be received by our Secretary at our principal offices at 2099 Gateway Place, Suite 600, San Jose, CA, 95110, not less than 90 days prior to the first anniversary of the preceding year's Annual Meeting. However, in the event that the date of the 2010 Annual Meeting is advanced by more than 30 days, or delayed by more than 60 days from such anniversary date, notice by the stockholder, to be timely, must be so delivered not earlier than the close of business on the later of the 90th day prior to such meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

Due to the delay in our 2009 Annual Meeting, we expect that the 2010 Annual Meeting will be advanced by more than 30 days from the anniversary of the 2009 Annual Meeting. We publicly announced the date of our 2009 Annual Meeting on March 30, 2009 and have not received any proposals from our stockholders following this public announcement.

DIRECTOR INDEPENDENCE AND CORPORATE GOVERNANCE

Director Independence

For a member of our Board of Directors (the "Board") to be considered independent under NYSE rules, the Board must determine that the director does not have a material relationship with VeriFone and/or its consolidated subsidiaries (either directly or as a partner, stockholder, or officer of an organization that has a relationship with any of those entities). The Board has determined that Mr. Alspaugh, Dr. Denend, Mr. Hart, Mr. Henske, Mr. McGinn, Mr. Raff, Mr. Rinehart, Mr. Roche and Mr. Stiefler are independent under NYSE rules. In addition, the Board made a determination in 2008 that Dr. James C. Castle, a former member of our Board, was independent under the NYSE rules. Dr. Castle did not stand for reelection at our 2008 Annual Meeting on October 8, 2008 and therefore ceased to be a member of our Board effective October 8, 2008.

Our Board has undertaken a review of the independence of our directors in accordance with standards that the Board and the Corporate Governance and Nominating Committee have established to assist the Board in making independence determinations. Any relationship listed under the heading "Material Relationships" below will, if present, be deemed material for the purposes of determining director independence. If a director has any relationship that is considered material, the director will not be considered independent. Any relationship listed under the heading "Immaterial Relationships" below will be considered categorically immaterial for the purpose of determining director independence. Multiple "Immaterial Relationships" will not collectively create a material relationship that would cause the director to not be considered independent. In addition, the fact that a particular relationship is not addressed under the heading "Immaterial Relationships" will not automatically cause a director to not be independent. If a particular relationship is not addressed under the standards established by the Board, the Board will review all of the facts and circumstances of the relationship to determine whether or not the relationship, in the Board's judgment, is material.

Material Relationships

Any of the following shall be considered material relationships that would prevent a director from being determined to be independent:

Auditor Affiliation. The director is a current partner or employee of VeriFone's internal or external auditor or a member of the director's immediate family (including the director's spouse; parents; children; siblings; mothers-, fathers-, brothers-, sisters-, sons-, and daughters-in-law; and anyone who shares the director's home, other than household employees) is a current employee of such auditor who participates in the firm's audit, assurance, or tax compliance (but not tax planning) practice or a current partner of such auditor. Or the director or an immediate family member of the director was a partner or employee of the firm who personally worked on VeriFone's audit within the last five years.

Business Transactions. The director is an employee of another entity that, during any one of the past five years, received payments from VeriFone, or made payments to VeriFone, for property or services that exceeded the greater of $1 million or 2% of the other entity's annual consolidated gross revenues. Or a member of the director's immediate family has been an executive officer of another entity that, during any one of the past five years, received payments from VeriFone, or made payments to VeriFone, for property or services that exceeded the greater of $1 million or 2% of the other entity's annual consolidated gross revenues.

Employment. The director was an employee of VeriFone at any time during the past five years or a member of the director's immediate family was an executive officer of VeriFone in the prior five years.

Interlocking Directorships. During the past five years, the director or an immediate family member of the director was employed as an executive officer by another entity where one of VeriFone's current executive officers served at the same time on the Compensation Committee.

Other Compensation. A director or an immediate family member of a director received more than $100,000 per year in direct compensation from VeriFone, other than director and committee fees, in the past five years.

Professional Services. A director is a partner or officer of an investment bank or consulting firm that performs substantial services to VeriFone on a regular basis.

Immaterial Relationships

The following relationships shall be considered immaterial for purposes of determining director independence:

Affiliate of Stockholder. A relationship arising solely from a director's status as an executive officer, principal, equity owner, or employee of an entity that is a stockholder of VeriFone.

Certain Business Transactions. A relationship arising solely from a director's status as an executive officer, employee or equity owner of an entity that has made payments to or received payments from VeriFone for property or services shall not be deemed a material relationship or transaction that would cause a director not to be independent so long as the payments made or received during any one of such other entity's last five fiscal years are not in excess of the greater of $1 million or 2% of such other entity's annual consolidated gross revenues.

Director Fees. The receipt by a director from VeriFone of fees for service as a member of the Board and committees of the Board.

Other Relationships. Any relationship or transaction that is not covered by any of the standards listed above in which the amount involved does not exceed $25,000 in any fiscal year shall not be deemed a material relationship or transaction that would cause a director not to be independent.

Notwithstanding the foregoing, no relationship shall be deemed categorically immaterial pursuant to this section to the extent that it is required to be disclosed in U.S. Securities and Exchange Commission ("SEC") filings under Item 404 of the SEC's Regulation S-K.

Corporate Governance Guidelines

Our Board has adopted corporate governance guidelines that provide the framework for the corporate governance principles of VeriFone. These corporate governance principles are reviewed annually by our Corporate Governance and Nominating Committee, and changes are recommended to the Board for approval as appropriate. Our corporate governance guidelines are available on the Investor Relations section of our website, http://ir.verifone.com/, and are available in print to any stockholder who requests it.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics, which can be found in the Investor Relations section of our website, http://ir.verifone.com/, and is available in print to any stockholder who requests it. The Code of Business Conduct and Ethics applies to all of VeriFone's employees, officers and directors. We will post any amendments to or waivers from a provision of our Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions and that relates to any element of the "code of ethics" definition set forth in Item 406(b) of Regulation S-K of the SEC at http://ir.verifone.com/.

Director Attendance at Meetings

Although our Board recognizes that conflicts may occasionally prevent a director from attending a Board or stockholder meeting, the Board expects each director to make every possible effort to keep such absences to a minimum. In fiscal year 2008, the Board held eight meetings. During that period, each director attended not less than 75% of the meetings of the Board and committees of the Board on which the director served. At the 2008 Annual Meeting of Stockholders, all of our current directors who were directors at that time were in attendance.

Executive Sessions

Non-employee directors meet in executive session with no management directors or employees present at each regularly scheduled Board meeting. The presiding director at these meetings is selected by the non-employee directors at the relevant meeting. In the absence of such selection, the presiding director will be the Chairman of the Compensation Committee.

Communications with Directors

Any interested party may direct communications to individual directors, including the presiding director, to a board committee, the independent directors as a group, or to the Board as a whole, by addressing the communication to the named individual, to the committee, the independent directors as a group, or to the Board as a whole c/o Secretary, VeriFone Holdings, Inc., 2099 Gateway Place, Suite 600, San Jose, CA, 95110. VeriFone's Secretary or an Assistant Secretary will review all communications so addressed and will relay to the addressee(s) all communications determined to relate to the business, management or governance of VeriFone.

Committees of our Board of Directors

Our Board has an Audit Committee, a Compensation Committee, and a Corporate Governance and Nominating Committee.

Audit Committee

Our Board has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. Our Board has adopted an Audit Committee charter, which is available on the Investor Relations section of our website at http://ir.verifone.com/ and defines the Audit Committee's purposes to include:

- Overseeing the compensation for and supervising our independent registered public accounting firm;
- Reviewing our internal accounting procedures, systems of internal controls, and financial statements;
- Reviewing and approving the services provided by our internal auditors and independent registered public accounting firm, including the results and scope of their audits; and
- Reviewing and approving all related party transactions.

In fiscal year 2008, our Audit Committee met thirty-two times. The number of Audit Committee meetings was higher than usual due to the investigation conducted by the Audit Committee related to our restatement of fiscal year 2007 interim results.

Our Board and our Corporate Governance and Nominating Committee have determined that each member of the Audit Committee is "independent" within the meaning of the rules of both the NYSE and the SEC.

The report of the Audit Committee is included in this Proxy Statement under "Report of the Audit Committee."

Compensation Committee

Our Board has adopted a Compensation Committee charter, which is available on the Investor Relations section of our website at http://ir.verifone.com and defines the Compensation Committee's purposes to include:

- Reviewing and approving corporate goals and objectives relevant to the compensation of VeriFone's Chief Executive Officer ("CEO"), evaluating the CEO's performance in light of those goals and objectives and, either as a committee or together with the other independent directors (as directed by the Board), determining and approving the CEO's compensation level based on this evaluation;
- Making recommendations to the Board with respect to non-CEO compensation, incentive compensation plans, and equity-based plans, including the VeriFone Bonus Plan and the 2006 Equity Incentive Plan, overseeing the activities of the individuals responsible for administering these plans, and discharging any responsibilities imposed on the Compensation Committee by any of these plans;
- Approving any new equity compensation plan or any material change to an existing plan where stockholder approval has not been obtained;
- In consultation with management, overseeing regulatory compliance with respect to compensation matters, including overseeing VeriFone's policies on structuring compensation programs to preserve tax deductibility, and, as and when required, establishing performance goals and certifying that performance goals have been attained for purposes of Section 162(m) of the Internal Revenue Code;
- Making recommendations to the Board with respect to any severance or similar termination payments proposed to be made to any current or former officer of VeriFone; and
- Preparing an annual report of the Compensation Committee for inclusion in our annual proxy statement.

The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to such standing or ad hoc subcommittees as it may determine to be necessary or appropriate for the discharge of its responsibilities, as long as the subcommittee contains at least the minimum number of directors necessary to meet any regulatory requirements.

In fiscal year 2008, our Compensation Committee met six times, and met in executive session at each such meeting.

Our Board of Directors and our Corporate Governance and Nominating Committee have determined that each member of the Compensation Committee is "independent" within the meaning of the rules of both the NYSE and the SEC.

The report of the Compensation Committee is included in this report under "Compensation Committee Report."

Corporate Governance and Nominating Committee

Our Board of Directors has adopted a Corporate Governance and Nominating Committee charter, which is available on the Investor Relations section of our website at http://ir.verifone.com and defines the Corporate Governance and Nominating Committee's purposes to include:

- Making recommendations to the Board from time to time as to changes that the Corporate Governance and Nominating Committee believes to be desirable to the size of the Board or any committee thereof;
- Identifying individuals believed to be qualified to become Board members, consistent with criteria approved by the Board, and selecting, or recommending to the Board, the nominees to stand for election as directors at the annual meeting of stockholders or, if applicable, at a special meeting of stockholders;
- Developing and recommending to the Board, standards to be applied in making determinations as to the absence of material relationships between VeriFone and a director;

- Identifying Board members qualified to fill vacancies on any committee of the Board (including the Corporate Governance and Nominating Committee) and recommending that the Board appoint the identified member or members to the respective committee;
- Establishing procedures for the Corporate Governance and Nominating Committee to exercise oversight of the evaluation of the Board and management;
- Developing and recommending to the Board a set of corporate governance principles applicable to VeriFone and reviewing those principles at least once a year; and
- Assisting management in the preparation of the disclosure in VeriFone's annual proxy statement regarding the operations of the Corporate Governance and Nominating Committee.

The Corporate Governance and Nominating Committee has not established specific minimum education, experience, or skill requirements for potential members, but, in general, expects that qualified candidates will have managerial experience in a complex organization and will be able to represent the interests of the stockholders as a whole. The Corporate Governance and Nominating Committee considers each candidate's judgment, skill, diversity, experience with businesses and other organizations of comparable size, the interplay of the candidate's experience with the experience of other Board members, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board. In addition, each candidate must have the time and ability to make a constructive contribution to the Board.

The Corporate Governance and Nominating Committee has generally identified nominees based upon suggestions by directors, management, outside consultants, and stockholders. Members of the Corporate Governance and Nominating Committee discuss and evaluate possible candidates in detail and suggest individuals to explore in more depth. Once a candidate is identified for serious consideration, the nominee is referred to the Board for full Board consideration of the nominee. The Corporate Governance and Nominating Committee will consider candidates recommended by stockholders in the same manner as other candidates. Stockholders may nominate candidates for director in accordance with the advance notice and other procedures contained in our Bylaws. In fiscal year 2008, our Corporate Governance and Nominating Committee met five times, and met in executive session at each such meeting.

Our Board of Directors and our Corporate Governance and Nominating Committee have determined that each member of the Corporate Governance and Nominating Committee is "independent" within the meaning of the rules of both the NYSE and the SEC.

The report of the Corporate Governance and Nominating Committee is included in this Proxy Statement under "Report of the Corporate Governance and Nominating Committee."

Committee Membership

The table below summarizes membership information for each of the Board committees:

Director	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee
Robert W. Alspaugh(1)	✓	—	✓
Douglas G. Bergeron	—	—	—
James C. Castle(2)	—	—	—
Leslie G. Denend	✓	✓ (Chairman)	—
Alex W. (Pete) Hart(3)	—	—	✓ (Chairman)
Robert B. Henske	✓ (Chairman)	✓	—
Richard A. McGinn(4)	—	—	✓
Eitan Raff	—	—	✓
Charles R. Rinehart	✓	—	—
Collin E. Roche	—	✓	—
Jeffrey E. Stiefler(5)	✓	—	—

✓ = Member

(1) Mr. Alspaugh became a member of the Audit and Corporate Governance and Nominating Committees on September 1, 2008.

(2) Dr. Castle resigned from the Audit Committee effective June 11, 2008. Dr. Castle did not seek re-election to the Board at our 2008 Annual Meeting of Stockholders and, accordingly, ceased to be a member of the Board and the Corporate Governance and Nominating Committee on October 8, 2008.

(3) Mr. Hart became Chairman of the Corporate Governance and Nominating Committee effective October 8, 2008.

(4) Mr. McGinn became a member of the Corporate Governance and Nominating Committee on March 18, 2009.

(5) Mr. Stiefler became a member of the Audit Committee on September 10, 2008.

Audit Committee Financial Expert

Our Board has determined that each of Robert W. Alspaugh and Robert B. Henske is qualified as an Audit Committee financial expert within the meaning of SEC regulations. In making this determination, the Board considered the following qualifications: (a) understanding of generally accepted accounting principles ("GAAP") and financial statements; (b) ability to assess the general application of GAAP to accounting for estimates, accruals, and reserves; (c) experience preparing, auditing, analyzing, or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be raised by our financial statements, or experience actively supervising persons engaged in these activities; (d) understanding of internal control over financial reporting; and (e) understanding of Audit Committee functions.

Director Compensation

For fiscal year 2008, all directors who are not our employees were entitled to receive annual fees for service on the Board and Board committees as follows:

Annual director retainer	$ 35,000
Chairman of the Board retainer	$ 45,000
Annual committee chair retainers:	
Audit Committee	$ 20,000
Compensation Committee	$ 10,000
Corporate Governance and Nominating Committee	$ 10,000
Annual committee member retainers:	
Audit Committee	$ 10,000
Compensation Committee	$ 5,000
Corporate Governance and Nominating Committee	$ 5,000

For fiscal year 2008, the Board retained the same fee levels as for fiscal year 2007. All annual fees are paid in quarterly installments. In addition, we have granted to each director who is not our employee, upon the director's initial appointment to the Board, options to purchase 30,000 shares of our common stock and plan to grant options to purchase an additional 11,000 shares of our common stock each year thereafter. The initial option grant to a director is made on the first trading day of the month following the director's appointment to the Board, and the annual option grant is made on the first trading day following each fiscal year end. The exercise price for these options is the fair market value of our common stock at the time of the grant of the options. For each grant of options, one quarter of the options vest after one year, and the remainder vest ratably by quarter over the succeeding three years. The options have a term of seven years. In addition to this annual retainer, all directors were entitled to receive $2,500 for each Board and committee meeting attended in person and $1,250 for each telephonic Board and committee meeting attended. Directors are also reimbursed for all reasonable expenses incurred in connection with attendance at any of these meetings. Mr. Roche has waived these fees and option grants.

The following table sets forth a summary of the compensation earned by our non-employee directors for services in fiscal year 2008:

Name	Cash Fees	Stock Awards	Option Awards(5)(6)	All Other Compensation	Total
Robert W. Alspaugh(1)	$ 15,833	—	$ 9,071	—	$ 24,904
Dr. James C. Castle(2)	$ 97,218	—	$ 93,557	—	$190,775
Dr. Leslie G. Denend	$116,250	—	$ 93,557	—	$209,807
Alex W. (Pete) Hart	$ 71,559	—	$ 99,390	—	$170,949
Robert B. Henske	$128,750	—	$ 92,369	—	$221,119
Richard A. McGinn(3)	$ —	—	$ —	—	$ —
Eitan Raff	$ 67,500	—	$ 84,320	—	$151,820
Charles R. Rinehart	$123,750	—	$107,808	—	$231,558
Collin E. Roche(4)	$ —	—	$ —	—	$ —
Jeffrey Stiefler(1)	$ 12,500	—	$ 9,071	—	$ 21,571

(1) Messrs. Alspaugh and Stiefler joined our board of directors effective September 1, 2008.

(2) Dr. Castle did not stand for reelection at our Annual Meeting on October 8, 2008 and therefore ceased to be a member of our Board effective October 8, 2008.

(3) Mr. McGinn joined our board of directors effective December 17, 2008. Mr. McGinn did not receive any director compensation from us in fiscal year 2008.

(4) Mr. Roche waived all of his director compensation during fiscal year 2008.

(5) Amounts shown in this column reflect our accounting expense for these awards and do not reflect whether the recipient has actually realized a financial benefit from the awards (such as by exercising stock options). This column represents the dollar amount recognized for financial statement reporting purposes with respect to fiscal year 2008 for the fair value of stock options granted to the non-employee directors. The fair value was estimated using the Black-Scholes option pricing model in accordance with SFAS No. 123(R), *Share-Based Payment*. Pursuant to SEC rules, amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For information on the valuation assumptions used for the calculation of these amounts, refer to "Stockholders' Equity" of the notes to consolidated financial statements included in our Annual Report on Form 10-K for each of our fiscal years.

(6) During fiscal year 2008 each of Messrs. Alspaugh and Stiefler were granted 30,000 options at the time they joined our Board. The grant date fair value of such options computed in accordance with SFAS No. 123(R) totaled $224,400 for Mr. Alspaugh and $224,400 for Mr. Stiefler. As of October 31, 2008, the aggregate outstanding number of options held by each director is as follows: Mr. Alspaugh, 30,000 shares; Dr. Castle, 6,375 shares; Dr. Denend, 50,000 shares; Mr. Hart, 41,000 shares; Mr. Henske 49,500 shares; Mr. McGinn, zero shares; Mr. Raff, 30,000 shares; Mr. Rinehart, 41,000 shares; Mr. Roche, zero shares; and Mr. Stiefler, 30,000 shares.

PROPOSAL 1: ELECTION OF DIRECTORS

The business and affairs of VeriFone are managed under the direction of our Board of Directors. Our Board has responsibility for establishing broad corporate policies and for the overall performance of VeriFone, rather than for day-to-day business operations. VeriFone currently has authorized ten directors. Our Board presently consists of ten members. All of our directors are elected annually for a one year term expiring at the Annual Meeting of Stockholders in the following year. Each of the ten nominees standing for election is presently a director of VeriFone. Each director will hold office until his or her successor has been elected and qualified or until the director's earlier resignation or removal.

The proxy holders named on the proxy card intend to vote for the election of the ten nominees listed below. The Board has selected these nominees on the recommendation of the Corporate Governance and Nominating Committee. If at the time of the meeting one or more of the nominees have become unable to serve, shares represented by proxies will be voted for the remaining nominees and for any substitute nominee or nominees designated by the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee knows of no reason why any of the nominees will be unable to serve.

Nominees for Election to the Board of Directors for a One Year Term Expiring in 2010

Douglas G. Bergeron. Mr. Bergeron, age 48, has served as Chief Executive Officer and a director of VeriFone Holdings, Inc. since its formation in July 2002 and of VeriFone, Inc. since July 2001. From December 2000 to June 2002, Mr. Bergeron was Group President of Gores Technology Group and, from April 1999 to October 2000 served as President and Chief Executive Officer of Geac Computer Corporation. From 1990 to 1999, Mr. Bergeron served in a variety of executive management positions at SunGard Data Systems Inc., including Group CEO of SunGard Brokerage Systems Group and President of SunGard Futures Systems. Mr. Bergeron holds a Bachelor of Arts degree (with Honors) in computer science from York University in Toronto, Canada, and a Masters of Science degree from the University of Southern California. Mr. Bergeron is a member of the Listed Company Advisory Committee of the NYSE Euronext (the "NYSE").

Robert W. Alspaugh. Mr. Alspaugh, age 61, has served as a director since September 1, 2008. Mr. Alspaugh had a 36-year career at KPMG and was responsible for implementing the strategy of KPMG's global organization in 150 countries, with more than 100,000 employees. From 2002 to 2006, Mr. Alspaugh served as Chief Executive Officer of KPMG International and from 1998 to 2002, Mr. Alspaugh served as Deputy Chairman and Chief Operating Officer of KPMG's U.S. Practice. Mr. Alspaugh is currently a member of the boards of directors of Ball Corp., a supplier of metal and plastic packaging for beverages, food and household products, and of aerospace technologies and services to defense and civilian government agencies and Autoliv, Inc., a developer, manufacturer and supplier of safety systems to the automotive industry.

Leslie G. Denend. Dr. Denend, age 67, has served as a director since January 2005. Dr. Denend was President of Network Associates, Inc., from December 1997 until May 1998. Since 1998, Dr. Denend has served on the boards of numerous public and private companies. Dr. Denend also was President and CEO of Network General Corporation from February 1993 until December 1997 and Chairman, President and CEO of Vitalink Communications Corporation from October 1990 until its acquisition by Network Systems Corp. in June 1991. Dr. Denend remained as a business unit president at Network Systems Corp. until December 1992. He was Executive Vice President at 3Com Corporation from January 1989 until October 1990. He was also a partner in McKinsey and Company from December 1984 until January 1989. Dr. Denend served as Executive Assistant to the Executive Director of the Council on International Economic Policy in the Executive Office of the President from August 1974 until August 1975, as a member of the National Security Council Staff from June 1977 until 1979, when he became the Special Assistant to the Assistant to the President for National Security Affairs, until January 1981. Dr. Denend also served as Deputy Director of the Cabinet Council on Economic Affairs from May 1982 until June 1983. Dr. Denend earned a Ph.D. and an M.B.A. from Stanford University and a B.S. from the U.S. Air Force Academy. He also currently serves as a director of McAfee, Inc., a supplier of computer security solutions, and the United Services Automobile Association, a financial services company.

Alex W. (Pete) Hart. Mr. Hart, age 68, has served as a director since July 2006. Mr. Hart is currently Chairman of the Board and a director of SVB Financial Corp. Mr. Hart has been an independent consultant to the financial services industry since November 1997. From August 1995 to November 1997, he served as Chief Executive Officer and from March 1994 to August 1996, as Executive Vice Chairman, of Advanta Corporation, a diversified financial services company. From 1988 to 1994, he was President and Chief Executive Officer of MasterCard International, the worldwide payment service provider. Mr. Hart holds a bachelor's degree in social relations from Harvard University. He is currently a member of the boards of directors of Fair Isaac Corporation, a predictive software company (since 2002), Global Payments, Inc., a payment services company (since 2001), and eHarmony.com, an online relationship service (since 2004).

Robert B. Henske. Mr. Henske, age 47, has served as a director since January 2005. Mr. Henske has served as a Managing Director of Hellman & Friedman LLC since July 2007. From May 2005 until July 2007, he served as Senior Vice President and General Manager of the Consumer Tax Group of Intuit Inc. He was Intuit's Chief Financial Officer from January 2003 to September 2005. Prior to joining Intuit, he served as Senior Vice President and Chief Financial Officer of Synopsys, Inc., a supplier of electronic design automation software, from May 2000 until January 2003. From January 1997 to May 2000, Mr. Henske was at Oak Hill Capital Management, a Robert M. Bass Group private equity investment firm, where he was a partner. Mr. Henske also serves as chairman of the board of directors of Activant Solutions, Inc. and as a director of Goodman Global Inc. Mr. Henske was previously a member of the boards of directors of Williams Scotsman, Grove Worldwide, Reliant Building Products and American Savings Bank.

Richard A. McGinn. Mr. McGinn, age 62, has served as a director since December 17, 2008. Mr. McGinn is a General Partner at RRE Ventures, an investment advisory and venture capital firm. Mr. McGinn joined RRE Ventures as a Senior Advisor in August 2001. From 1997 to October 2000, he served as the Chief Executive Officer at Lucent Technologies Inc., a telecommunications equipment provider; the President from February 1996 to 1997; and the Chief Operating Officer from February 1996 to October 1997. Prior to Lucent, Mr. McGinn served in various executive level positions at AT&T, a telecommunications service provider, including as Chief Executive Officer of AT&T Network Systems. Mr. McGinn is currently a member of the boards of directors of American Express Co., a financial services company, and Viasystems Group Inc., a leading provider of complex multi-layer printed circuit boards and electro-mechanical solutions. Mr. McGinn holds a B.A. from Grinnell College.

Eitan Raff. Mr. Raff, age 67, has served as a director since October 2007. Mr. Raff has been the chairman of the board of directors of Bank Leumi le-Israel B.M. since 1995. Mr. Raff currently serves as a financial consultant to Wolfson Clore Mayer Ltd. Mr. Raff is also the Chairman of the Management Committee of Hebrew University of Jerusalem and previously served as the Accountant General (Treasurer) in the Israeli Ministry of Finance. Mr. Raff holds a B.A. and M.B.A. from the Hebrew University of Jerusalem. Bank Leumi is a party to our bank credit agreement and the aggregate outstanding loan and revolving credit commitment from Bank Leumi to us is less than $10 million.

Charles R. Rinehart. Mr. Rinehart, age 61, has served as a director since May 2006 and as our non-executive Chairman since March 2008. Mr. Rinehart served as the Chief Executive Officer of Downey Financial Corp. from September 2008 through December 2008. Downey Financial Corp. was the holding company for Downey Savings and Loan, a banking institution, which had experienced financial difficulties prior to Mr. Rinehart's tenure. In December 2008, Downey Financial Corp. filed for Chapter 7 bankruptcy liquidation after Downey Savings and Loan was placed into receivership by the Federal Depository Insurance Corporation. Prior to Downey, Mr. Rinehart retired from HF Ahmanson & Co. and its principal subsidiary, Home Savings of America in 1998. Mr. Rinehart joined HF Ahmanson in 1989 and shortly thereafter was named President and Chief Operating Officer. He was named Chief Executive Officer in 1993 and also became Chairman in 1995 and served in these roles through 1998. Mr. Rinehart is a director of MBIA Inc., a provider of financial guarantee insurance, fixed-income asset management and other specialized financial services, and also serves on MBIA, Inc.'s Audit Committee and Credit Risk Committee. Mr. Rinehart has previously served as a director of Safeco

Corp., Kaufman & Broad Home Corporation, Union Bank of California, the Federal Home Loan Board of San Francisco, and PacifiCare. Mr. Rinehart holds a bachelor's degree in mathematics from the University of San Francisco.

Collin E. Roche. Mr. Roche, age 37, has served as a director since July 2002. Mr. Roche is currently a Principal of GTCR Golder Rauner, L.L.C., which he joined in 1996 and rejoined in 2000 after receiving an M.B.A. from Harvard Business School. Prior to joining GTCR, Mr. Roche worked as an investment banking analyst at Goldman, Sachs & Co. and as an associate at Everen Securities. He received a B.A. in political economy from Williams College. Mr. Roche serves on the boards of directors of Private Bancorp, Inc., a financial institution providing various financial services to individuals, professionals, entrepreneurs and real estate investors, and several private GTCR portfolio companies.

Jeffrey E. Stiefler. Mr. Stiefler, age 60, has served as a director since September 1, 2008. Mr. Stiefler has been a senior leader and director of a number of companies, primarily in financial and business services. He is currently Venture Partner of Emergence Capital Partners. Mr. Stiefler joined Digital Insight as the company's Chairman, President, and CEO in August 2003, prior to the company's acquisition by Intuit in February 2007. From 1995 to 2003, Mr. Stiefler was an advisor to two private equity firms, McCown DeLeeuw and Co. and North Castle Partners. From 1993 to 1995, he was President and Director of American Express Company. Mr. Stiefler is a director of LPL Investment Holdings Inc., a provider of technology and infrastructure services to independent financial advisors and to financial institutions, Taleo Corporation, a provider of talent management solutions, and Touch Commerce Corporation, a provider of online interaction optimization solutions. Previously, Mr. Stiefler has served as President and CEO of IDS (a subsidiary of American Express Company), Senior Vice President for Citicorp's Person-to-Person business unit, Vice-Chairman of Walker Digital Corp., and director of a number of companies, including National Computer Systems, TeleSpectrum, Outsourcing Solutions, CRC Health, and Education Lending Group.

There are no family relationships among any directors, nominees or executive officers of VeriFone.

Directors' Recommendation

The Board of Directors unanimously recommends a vote "FOR" the election of each of Robert W. Alspaugh, Douglas G. Bergeron, Leslie G. Denend, Alex W. (Pete) Hart, Robert B. Henske, Richard A. McGinn, Eitan Raff, Charles R. Rinehart, Collin E. Roche, and Jeffrey E. Stiefler to the Board of Directors.

OUR EXECUTIVE OFFICERS

The current executive officers of VeriFone and their ages are as follows:

Name	Age	Position
Douglas Bergeron	48	Chief Executive Officer
Robert Dykes	59	Senior Vice President and Chief Financial Officer
Elmore Waller	60	Executive Vice President, Integrated Solutions
Jeff Dumbrell	39	Executive Vice President
Eliezer Yanay	49	President, VeriFone Israel & Executive Vice President, Continental Europe, South East Europe and Asia

Biographical information for Mr. Bergeron is set forth above.

Robert Dykes. Mr. Dykes has served as Senior Vice President since September 2, 2008 and as Chief Financial Officer since September 9, 2008. Prior to joining VeriFone, Mr. Dykes was Chairman and CEO of NebuAd Inc., a provider of targeted online advertising networks. Before joining NebuAd, from January 2005 to

March 2007, Mr. Dykes was Executive Vice President, Business Operations and Chief Financial Officer of Juniper Networks, Inc., a provider of network infrastructure to global service providers, enterprises, governments and research and educational institutions. From February 1997 to December 2004, Mr. Dykes was Chief Financial Officer and President, Systems Group, of Flextronics International Ltd., a provider of design and electronics manufacturing services to original equipment manufacturers. From October 1988 to February 1997, Mr. Dykes was Executive Vice President, Worldwide Operations and Chief Financial Officer of Symantec Corporation, a provider of software and services that address risks to information security, availability, compliance, and information technology systems performance. Mr. Dykes also held Chief Financial Officer roles at Adept Technology, an industrial robots manufacturer, and senior financial management positions at Ford Motor Company and at Xebec, a disc drive controller manufacturer. Mr. Dykes holds a Bachelor of Commerce in Administration degree from Victoria University, Wellington, New Zealand.

Elmore Waller. Mr. Waller has served as Executive Vice President, Integrated Solutions since December 2004 and, since joining VeriFone in 1986, has served in a number of leadership positions including Senior Vice President and General Manager of the Worldwide Petro Division. Prior to working at VeriFone, Mr. Waller worked for 11 years at General Electric Company, serving in several financial management positions. Mr. Waller holds an M.B.A. from Syracuse University.

Jeff Dumbrell. Mr. Dumbrell joined VeriFone in July 2002 where he served in various senior-level management roles within the company, most recently as Executive Vice President responsible for managing VeriFone's growth initiatives in the United States, Canada, the United Kingdom, Middle East and Africa. From December 2000 to July 2002, Mr. Dumbrell was Executive Director of Sales for B3 Corp and he was National Sales Manager for BankServ from October 1999 to December 2000. Previously, Mr. Dumbrell was Western Regional Manager for The Quaker Oats Company where he had sales responsibility for managing Tier 1 retail customers. Mr. Dumbrell holds an M.B.A. from The University of San Francisco, and a Bachelor of Science in Marketing from Clemson University.

Eliezer Yanay. Mr. Yanay serves as President of VeriFone Israel & Executive Vice President, Continental Europe, South East Europe and Asia responsible for VeriFone's operations and manufacturing in Israel, as well as business development, sales and marketing in continental Europe, south east Europe and Asia. From November 2006 to March 2009, Mr. Yanay served as President of VeriFone Israel and Managing Director of Middle East. Mr. Yanay joined VeriFone, following its acquisition of Lipman Electronic Engineering in November 2006. Mr. Yanay had served at Lipman as Executive Vice President of Sales and Marketing since September 2001, where his responsibilities included management of worldwide sales and marketing activities, management of the corporate sales and marketing department, and oversight of Lipman's non-U.S. subsidiaries. Before joining Lipman, Mr. Yanay held various senior-level positions at Shira Computers Ltd. (a subsidiary of VYYO Inc.), and Scitex Corporation, Ltd. Mr. Yanay holds a B.A. in Psychology from Tel Aviv University.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes the principles, policies, and practices that formed the foundation of our compensation program in fiscal year 2008 and explains how they applied to our named executives for fiscal year 2008, who are our Chief Executive Officer, Douglas G. Bergeron; our Senior Vice President and Chief Financial Officer, Robert Dykes; our former Interim Chief Financial Officer, Clinton Knowles; our former Executive Vice President and Chief Financial Officer, Mr. Zwarenstein; our Executive Vice President, Integrated Solutions, Elmore Waller; and our former Executive Vice President, Global Operations, Isaac Angel. We refer to these executive officers as our "named executives."

Compensation Program

Objectives

We believe that highly talented, dedicated, and results-oriented management is critical to our growth and long-term success. Our compensation program, which is subject to the oversight of our Board of Directors and its Compensation Committee, is designed to:

- Attract, motivate, and retain management talent of high quality;
- Align our management's interests with those of our stockholders by providing for a significant portion of compensation in the form of stock options, restricted stock units, and other stock-based awards the value of which depends upon performance of our stock;
- Tie each named executive's compensation to our success during the most recent fiscal year, measured in large part by our financial and operational performance and any variations in stockholder value during that period;
- Tie a portion of each named executive's compensation to that executive's individual performance in supporting our goals for the fiscal year, in order to encourage and reflect individual contributions to our overall performance by rewarding individual achievement;
- Ensure that each named executive's compensation is at appropriate and competitive levels relative to each other and to senior executives at companies that we have identified as peer group companies, including certain of our competitors; and
- Permit, to the extent deemed appropriate by our Compensation Committee, the bonuses paid to our named executives to be tax deductible to us as "qualified performance-based compensation" under Section 162(m) of the Internal Revenue Code.

Implementing Our Objectives

We evaluate base salaries and short-term and long-term incentive awards as tools to provide the appropriate incentives to meet our compensation objectives both individually and in the aggregate for our named executives. We believe the most important indicator of whether our compensation objectives are being met is whether we have motivated our named executives to deliver superior performance, particularly with respect to financial performance and stockholders returns, and incentivized executives performing in line with our expectations to continue their careers with us.

Elements of Executive Compensation

Each compensation component is structured to recognize individual performance and to incentivize both short and long-term performance. Our compensation program consists of the following short-term and long-term components:

<u>*Short-term components*</u>

- Base salary
- Variable annual and quarterly performance-based cash bonus awards
- One-time cash performance-based bonus awards for exceptional individual performance
- Benefits and perquisites

<u>*Long-term component*</u>

- Periodic grants of long-term equity-based awards, including restricted stock units and stock options

The foregoing elements combine to promote the compensation objectives that we have outlined above. The Compensation Committee believes that a mix of both short-term cash incentives and long-term equity incentives are appropriate to implement our overall compensation program. The Compensation Committee sets base salaries and benefits and perquisites at levels that are designed to provide a competitive level of compensation in order to achieve our objective of attracting, motivating and retaining management talent of high quality. The Compensation Committee structures performance-based cash bonus awards to provide our named executives with compensation that rewards the achievement of our quarterly and annual goals and other near term stockholder value-creation strategies. The Compensation Committee uses equity incentive awards to motivate named executives to achieve superior performance over a longer period of time and to tie the majority of each named executive's compensation to long-term stockholder value creation. In determining the amount of the compensation awarded to a particular named executive, the Compensation Committee considers the following factors:

- Whether the short and long-term components of the compensation package, in absolute as well as relative terms, assure that appropriate recognition, incentives, and retention value are maintained.
- Our share price performance during the fiscal year.
- Our performance during the fiscal year as measured against projections of our performance prepared by management for the fiscal year, including projections in respect of revenue and net income, as adjusted, per share.
- Information prepared by our outside executive compensation consultant, Compensia, as described under "Competitive Data" and "Role of Compensation Consultants" below, including information with respect to the compensation plan arrangements of technology companies with revenues comparable to ours and selected peer companies.
- Subjective evaluations prepared by our Chief Executive Officer with respect to the individual performance of each of our other named executives, consistent with our compensation objectives. Our Chief Executive Officer did not make recommendations about his own compensation.

Based on the foregoing factors as well as the objectives described above, the Compensation Committee considers the total compensation that may be awarded to the named executive including the allocation among base salary, performance based bonuses, equity incentives and benefits and perquisites. The Compensation Committee also takes into account the prior year's annual cash compensation of each named executive as well as how total compensation compares as between individual named executives. For our Chief Executive Officer, the Compensation Committee also considers his equity holdings, including equity awards previously granted to him and the vesting schedules of such awards. Except as described above, the Compensation Committee does not take into account amounts realized from prior compensation or payable upon termination or change of control in determining total compensation. The Compensation Committee's goal in awarding compensation is to award compensation that is reasonable in relation to the objectives of our compensation program when all elements of potential compensation are considered.

Mix of Compensation Elements

As discussed above, we weigh compensation for the named executives primarily towards short-term performance-based compensation and long-term equity compensation. However, we do not have any pre-established targets relating to the mix between base salary, short-term performance-based compensation and long-term equity compensation. The Compensation Committee makes a determination as to the particular mix of a named executive's total compensation for a particular year based on its review of the factors described above relating to how base salaries, short-term performance-based compensation and long-term equity compensation are set in each year.

Tax Considerations

Section 162(m) of the U.S. Internal Revenue Code places a limit on the tax deduction for compensation in excess of $1 million paid to certain "covered employees" of a publicly held corporation (generally, the corporation's principal executive officer and its next four most highly compensated executive officers in the year that the compensation is paid). This limitation applies only to compensation which is not considered performance-based under the Section 162(m) rules. The Compensation Committee believes that it is in our best interests and the best interests of our stockholders to comply with the limitations of Section 162(m) of the Code to the extent practicable and consistent with retaining, attracting, and motivating our named executives. No named executive received annual compensation in fiscal year 2008 that exceeded the $1,000,000 limit for purposes of Section 162(m). Our Bonus Plan provides for performance based awards within the meaning of Section 162(m) and the Compensation Committee generally intends to grant awards under the Bonus Plan that are performance based within the meaning of Section 162(m).

Role of CEO in Determining Executive Compensation for Named Executives

As noted above, in connection with the determination of compensation for executive officers, Mr. Bergeron provides recommendations to the Compensation Committee; however, Mr. Bergeron does not make a recommendation as to his own compensation. While the Compensation Committee uses this information and values Mr. Bergeron's recommendations, the Compensation Committee ultimately approves the compensation program for named executives. Mr. Bergeron was not present at any Compensation Committee discussions regarding his own compensation.

Speculative Transactions

In accordance with our insider trading policy, we do not permit any employee, including the named executives, to enter into any derivative or hedging transaction on our stock (including short-sales, market options, equity swaps, etc.).

Employment-Related Agreements with Named Executives

We may enter into employment agreements with our named executives if we determine that an employment agreement is necessary to obtain a measure of assurance as to the executive's continued employment in light of prevailing market competition for the particular position held by the named executive, or if the Compensation Committee determines that an employment agreement is necessary and appropriate to attract, motivate, and retain executive talent in light of market conditions, the prior experience of the executive, or our practices with respect to other similarly situated employees. Based on an evaluation of these factors, we entered into an amended and restated employment agreement with our Chief Executive Officer, Mr. Bergeron, during the fiscal year ended October 31, 2007. The terms of this employment agreement are described below under "Employment Agreement with our Chief Executive Officer."

Employment Agreement with our Chief Executive Officer

In the first quarter of fiscal year 2007, our Compensation Committee undertook a review of the compensation program for Mr. Bergeron, our Chief Executive Officer. The Compensation Committee was mindful of the substantial equity that Mr. Bergeron had acquired in 2002 in connection with the investment and recapitalization of our Company led by Mr. Bergeron and GTCR Golder Rauner and that the portion of the equity acquired in 2002 that was subject to vesting conditions would become fully vested by the end of the third quarter of fiscal year 2007. In conducting its review, the Compensation Committee also considered Mr. Bergeron's equity holdings and the vesting schedule of his equity awards to assess the extent to which those holdings and the remaining unvested awards helped to serve the Compensation Committee's goal of retaining and motivating Mr. Bergeron.

Our Compensation Committee determined that renewal of Mr. Bergeron's 2002 employment agreement was appropriate but also sought to establish a program that provided for longer term incentives designed to reward Mr. Bergeron for achieving operational and financial goals set by the Compensation Committee. The program was also designed to ensure that a significant portion of Mr. Bergeron's compensation would be directly correlated to value creation for our stockholders, including share price appreciation, thus aligning Mr. Bergeron's interests more directly with those of our stockholders. To achieve these objectives, the Compensation Committee determined that it would be appropriate to structure a performance-based equity award that would allow Mr. Bergeron to potentially earn significant equity-based compensation, provided that we achieved substantial improvement in financial and operating performance as measured by net income, as adjusted, per share, which is a non-GAAP financial measure generally used by investment analysts to evaluate our company's performance. Further, to align more fully Mr. Bergeron's incentives with our company's goal of enhancing shareholder value, the Compensation Committee determined that a portion of the equity awards should be subject to substantial share price appreciation. The Compensation Committee accomplished this by applying a 50% multiplier to the performance restricted stock units ("RSUs") to be earned if, in addition to meeting the stated financial performance goals, we also achieved substantial improvement in our share price performance, thereby enhancing shareholder wealth considerably.

Based on the Compensation Committee's review, in January 2007, we entered into an amended and restated employment agreement with Mr. Bergeron which entitles Mr. Bergeron to earn up to 900,000 performance RSUs over a three-year period based upon growth in our net income, as adjusted, per share and our share price. Of these RSUs, 600,000 RSUs will vest in three annual tranches of 200,000 RSUs each in the event that we meet specified financial performance targets. For fiscal year 2007, vesting of 200,000 RSUs required that we report net income, as adjusted, per share of $1.60, which exceeded management's guidance for fiscal year 2007 at the date of the agreement. For fiscal years 2008 and 2009, vesting of 200,000 RSUs requires 20% annual increases in net income, as adjusted, per share. Net income, as adjusted, is to be determined on a basis consistent with our reported net income, as adjusted, for the fiscal year ended October 31, 2006. In addition, in each year, Mr. Bergeron may earn up to a further 100,000 RSUs but only if we achieve both the targeted improvement in net income, as adjusted, per share and a share price in excess of pre-established levels based on the volume weighted average price of our common stock (as reported on the NYSE) in the 10 trading days beginning with the second full trading day following our announcement of financial results for the applicable fiscal year ($43.20 per share for the fiscal year ended October 31, 2007, $51.84 per share for the fiscal year ended October 31, 2008, and $62.20 per share for the fiscal year ended October 31, 2009). Each year's RSU grant also has an additional service requirement under which any RSUs earned will not vest until the end of the fiscal year following the year for which the net income per share, as adjusted, target is met. As a result, the Compensation Committee believed that these RSUs would provide significant incentives to Mr. Bergeron to remain with us, continue to grow our business, and increase stockholder value. The performance targets for the fiscal years ended October 31, 2008 and October 31, 2007 were not met and therefore both the 200,000 performance and the 100,000 market units related to each of fiscal years 2008 and 2007 have been cancelled. Up to 200,000 performance units and 100,000 market units which were scheduled to vest on October 31, 2009 if the fiscal year 2009 performance targets are achieved were cancelled in connection with the amended and restated employment agreement dated April 8, 2009 between Mr. Bergeron and us (as described below).

The January 2007 amended and restated employment agreement with Mr. Bergeron also provided for an increase of Mr. Bergeron's fiscal year 2007 annual base salary from approximately $600,000 to $700,000, subject to annual increases at the discretion of the Compensation Committee. The Compensation Committee determined not to increase Mr. Bergeron's base salary for the fiscal year ended October 31, 2008. The agreement further provides for a potential annual cash bonus, of between 0 and 200% of the target bonus established by the Compensation Committee, with an initial target bonus for fiscal year 2007 of $900,000, compared to the $750,000 target bonus previously in effect. For the fiscal year 2008, the Compensation Committee kept the target bonus for Mr. Bergeron at $900,000. The cash bonus is to be based on Mr. Bergeron's performance and the achievement of pre-established performance criteria established by the Compensation Committee. The term of the January 2007 amended and restated employment agreement ends on October 31, 2009.

In the first half of fiscal year 2009, our Compensation Committee undertook a review of the compensation program for Mr. Bergeron, our Chief Executive Officer, in light of the upcoming expiration of his January 2007 amended and restated employment agreement on October 31, 2009. The Compensation Committee was mindful of Mr. Bergeron's role in the Company's performance since July 2001 and the Company's continuing success. In conducting its review, the Compensation Committee also considered Mr. Bergeron's equity holdings and the vesting schedule of his equity awards to assess the extent to which those holdings and the remaining unvested awards helped to serve the Compensation Committee's goal of retaining and motivating Mr. Bergeron. Our Compensation Committee determined that renewal of Mr. Bergeron's January 2007 amended and restated employment agreement was appropriate but also sought to establish a program that provided for significant longer term incentives for Mr. Bergeron to promote increased value for our stockholders, including through share price appreciation, consistent with the aim of Mr. Bergeron's January 2007 amended and restated employment agreement. To achieve these objectives, the Compensation Committee determined that it would be appropriate to combine time-based stock options, which would further align Mr. Bergeron's incentives with those of our stockholders, and performance-based equity awards that would allow Mr. Bergeron to potentially earn additional equity-based compensation, provided that we achieved substantial improvement in financial and operating performance as measured by a non-GAAP earnings per share financial target for fiscal year 2009.

Based on the Compensation Committee's review, on April 8, 2009, we entered into an amended and restated employment agreement with Mr. Bergeron which supersedes the remaining employment term of Mr. Bergeron under the January 2007 amended and restated employment agreement. This new employment agreement provides for an annual base salary of $700,000, subject to annual increases at the discretion of the Compensation Committee, and for potential annual cash bonuses, with no target bonus for 2009. Annual bonuses may be between 0 and 200% of the target bonus, based on Mr. Bergeron's performance and the achievement of performance criteria to be established by our Compensation Committee. The term of the April 2009 amended and restated employment agreement ends on October 31, 2012, subject to automatic renewal for additional one-year periods six months prior to the termination date. In connection with the execution of this amended and restated employment agreement, for fiscal year 2009 Mr. Bergeron will receive a grant of 150,000 retention stock options that will vest ratably over four years, with 25% of the grant cliff vesting on the first anniversary of the vesting commencement date. Mr. Bergeron may also earn up to an additional 150,000 performance stock options based upon our achieving a non-GAAP earnings per share financial target for fiscal year 2009 as set by our Board of Directors. If earned, such performance options will not vest until the end of fiscal year 2010.

If we terminate Mr. Bergeron's employment without Cause or if Mr. Bergeron terminates his employment for Good Reason (as such capitalized terms are defined in the employment agreement), then Mr. Bergeron may be entitled to severance equal to one year's current base salary and bonus paid for the prior fiscal year and Mr. Bergeron will be subject to certain noncompetition undertakings during the term of the employment agreement and for the severance period. Any severance payments will be conditioned on Mr. Bergeron's compliance with the noncompetition provisions of his employment agreement. Our Board of Directors has the option to extend the noncompetition period for an additional year by agreeing to pay Mr. Bergeron an additional year's severance. Certain of our equity awards to Mr. Bergeron also include provisions for acceleration upon a Qualifying Termination in connection with a Change of Control as those terms are defined in his option award agreements. See "Potential Payments Upon Termination or Change of Control."

Severance Agreement with our Chief Financial Officer

Mr. Dykes became our Chief Financial Officer on September 9, 2008. We entered into a severance agreement with Mr. Dykes effective September 2, 2008. The agreement requires us to provide specified payments and benefits to Mr. Dykes if we undergo a change in control that results in a qualifying termination. A qualifying termination occurs if Mr. Dykes' employment is terminated other than for cause or if he resigns for good reason in the period beginning 90 days prior to a change in control and ending 12 months after a change in control. A change in control for purposes of the agreement means any of the following events, subject to specified exceptions:

- any person or group of persons becomes the beneficial owner of 40% or more of our outstanding voting securities;
- the consummation of a merger or similar transaction that requires the approval of our stockholders (either for the transaction itself or for the issuance of securities);
- the sale of all or substantially all of our assets; and
- our liquidation or dissolution.

If there is a qualifying termination, we must pay Mr. Dykes, within 10 days following the date of termination, a sum equal to the total of (i) Mr. Dykes' base salary through the date of termination and any bonuses that have become payable and have not been paid or deferred, (ii) any accrued vacation pay and compensation previously deferred, other than pursuant to a tax-qualified plan and (iii) Mr. Dykes' annual base salary during the six-month period immediately prior to the date of termination. In connection with a qualifying termination, we must also provide Mr. Dykes with continuing health insurance and related benefits for six months following the date of termination.

In connection with a person or group of persons becoming the beneficial owner of 40% or more of our outstanding voting securities, a merger or similar transaction, or the sale of all or substantially all of our assets that constitutes a change in control, the severance agreement also provides for the full vesting of any stock options, restricted stock and other stock-based rights held by Mr. Dykes pursuant to our 2006 Equity Incentive Plan. The agreement provides for modification to these payments and other benefits in order to mitigate the tax effects on Mr. Dykes of a specified federal excise tax.

Under the severance agreement, Mr. Dykes has agreed that in the event of a tender or exchange offer, proxy contest or the execution of an agreement whose consummation would constitute a change in control, he will not voluntarily leave his employment with us (other than as a result of disability, mandatory retirement or for good reason) until the change in control occurs or is terminated. The severance agreement continues in effect until we give 12 months' written notice of cancellation, but the agreement ends immediately if Mr. Dykes' employment is terminated more than 90 days before a change in control.

Executive Services Agreement Relating to our Former Interim Chief Financial Officer

Mr. Knowles provided services to us pursuant to an executive services agreement entered into as of May 15, 2008, between Tatum, LLC, of which Mr. Knowles is a partner, and us. Mr. Knowles became an employee of ours on June 2, 2008 and became our interim chief financial officer on August 19, 2008, a position he held until the appointment of Mr. Dykes as chief financial officer on September 9, 2008. Under the terms of the executive services agreement, we paid Mr. Knowles a salary of $24,500 a month and paid Tatum a fee of $10,500 per month for each month that Mr. Knowles was employed by us. The agreement also provided for an annualized cash bonus of up to $60,000 based upon the achievement of certain operating objectives by us. 70% of such bonus was payable to Mr. Knowles and 30% of such bonus was payable to Tatum. We awarded a total cash bonus of $10,000, $7,000 of which was allocated to Mr. Knowles and $3,000 of which was allocated to Tatum, following the completion of Mr. Knowles' services with us. Mr. Knowles was also reimbursed by us for his temporary living expenses as well his expenses for commuting to our offices in San Jose, California. Mr. Knowles did not receive any benefits under our health insurance plans. However, Mr. Knowles was entitled to participate in our 401(k) plan.

Separation Agreement with our Former Chief Financial Officer

We entered into a separation agreement with Mr. Zwarenstein effective April 1, 2008, which, subject to the terms and conditions thereof, provides for the payment of a severance amount of $250,000, which represents Mr. Zwarenstein's right to severance under any and all severance agreements and policies, offset by $150,000 of quarterly bonus payments received by Mr. Zwarenstein with respect to our fiscal year ended October 31, 2007 which Mr. Zwarenstein agreed to reimburse to us because our restated results did not achieve the quarterly bonus targets. Mr. Zwarenstein is also entitled to receive certain health insurance and similar welfare benefits for up to 18 months from his resignation date. Indemnification and confidentiality provisions to which Mr. Zwarenstein is entitled or bound under pre-existing employment arrangements remain in full force and effect. We and Mr. Zwarenstein agreed to cooperate with one another to ensure an orderly transition and in respect of any ongoing legal proceedings or related matters. We and Mr. Zwarenstein also agreed to enter into mutual releases. Mr. Zwarenstein's employment with us terminated as of August 19, 2008.

Separation Agreement with our Former Executive Vice President, Global Operations

Isaac Angel resigned as our Executive Vice President, Global Operations effective January 1, 2008 and remained as an advisor to us through November 30, 2008. We entered into a separation agreement with Mr. Angel effective January 15, 2008, which, subject to the terms and conditions thereof, provides for a payment totaling approximately 3.8 million Israeli New Shekels, or $1,020,156 based on a Shekel to U.S. Dollar exchange rate of 3.743 on October 31, 2008. This payment consists primarily of a severance amount in accordance with Israeli labor laws equal to one month of his then current base salary multiplied by the number of years of service to us (including release of amounts previously deposited into a severance pay fund for such statutory severance), payout of accrued vacation, and a three month notice period payment. We also agreed to continue to provide certain benefits, including the use of a company car and use of a company cellular phone, and to continue the vesting of Mr. Angel's stock options during the period he served as an advisor to us. Mr. Angel received the statutory minimum employment wage in Israel during his employment as an advisor to us from January 1, 2008 through November 30, 2008. Indemnification, confidentiality and non-compete provisions to which Mr. Angel is entitled or bound under pre-existing employment arrangements remain in full force and effect. We and Mr. Angel also agreed to a mutual release of all claims related to his employment with us and agreed to cooperate with one another in respect of any existing or future legal proceedings.

Indemnification Agreements

As permitted by the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation that authorize and require us to indemnify our officers and directors to the full extent permitted under Delaware law, subject to limited exceptions. We have also entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers which may be broader than the specific indemnification provisions contained in Delaware law.

Determination of Compensation

Role of Compensation Consultants

We and the Compensation Committee consult from time to time with executive compensation consultants and consider the compensation levels of companies within our industry and other industries that compete for the same talent. Neither we nor the Compensation Committee has maintained any long-term contractual relationship with any compensation consultant. Periodically, we also retain compensation consultants to assist in the design of programs that affect named executive compensation. As described below, in fiscal year 2008, the Compensation Committee used market data and analysis from Compensia, an outside executive compensation consultant, in reviewing our compensation levels and the proposed structure of the compensation program for our Chief Executive Officer and other named executives. In addition, we subscribe to certain third party compensation survey services that allow us to access reports and compensation survey data detailing compensation practices at peer companies and in the relevant geographical locations for benchmarking purposes.

Competitive Data

For fiscal year 2008, our Compensation Committee relied upon market data and executive compensation data and trends of our peer group companies from three primary third party sources: Compensia, Equilar, Inc., a provider of executive compensation benchmarking solutions, and Radford, a provider of compensation market intelligence to the technology and life sciences industries. The peer group companies reviewed and approved by the Compensation Committee are primarily technology companies, some of which compete with us for business or for executive personnel. The Compensation Committee's intent was to choose peer group companies that have one or more attributes significantly similar to us, including size (evaluated on the basis of revenue), location, general industry, or products. The Compensation Committee reviewed this and other benchmarking data and market trends derived from additional surveys and market information with representatives of our Human Resources department and outside counsel. The following companies made up the peer group companies for fiscal year 2008:

Cadence Design Systems	Retalix
Intermec	salesforce.com
MICROS Systems	ScanSource
Novell	Sybase, Inc.
Palm	Zebra Technologies

The Compensation Committee used the compensation data and market trends described above as one of numerous factors in its decisions regarding compensation, and generally used such data and trends as a reference point in making decisions as to whether the contributions of each named executive are properly reflected in his compensation. The Compensation Committee also gave great weight to our business performance, including performance under several financial metrics, and individual performance as described below in its executive compensation decisions. It did not, however, separately consider the historical performance or future projected performance trends of any of these peer group companies relative to our historical performance or future projected performance trends for executive compensation purposes. The Compensation Committee applied a similar approach with respect to determinations of change of control or termination payments for our named executives, as further described below under "Potential Payments Upon Termination or Change of Control."

The Compensation Committee reviewed our executive compensation programs and practices, and analyzed, for each named executive, all existing elements of compensation (including base pay, cash bonus awards, and long-term compensation in the form of equity awards). The Compensation Committee compared these compensation components separately, and in total, to compensation at the peer group companies in an effort to set each element of compensation at a level such that the aggregate total compensation for each named executive is at or above the top quartile of peer group companies surveyed, due to performance and desire to retain and motivate our most talented and experienced executives.

Base Salary

The objective of base salary is to provide fixed compensation to a named executive that reflects his or her job responsibilities, experience, value to our company, and demonstrated performance. The salary of our Chief Executive Officer, Mr. Bergeron, for the 2008 fiscal year was determined by his employment agreement with us, as described above under, "Employment-Related Agreements with Named Executives—Employment Agreement with our Chief Executive Officer. " The salaries for the other named executives were determined by the Compensation Committee based on a variety of factors including the following:

- The scope and importance of the named executive's responsibilities.
- The contribution and experience of the named executive.
- Competitive market information regarding salaries.
- The importance of retaining the named executive along with the competitiveness of the market for the named executive's role and responsibilities.
- The recommendation of our Chief Executive Officer based on his subjective evaluation of the individual's performance.
- The base salary of the named executive in prior fiscal years.
- The base salary of individual named executives as compared with each other.

Base salaries are typically reviewed annually in the first quarter of each fiscal year in connection with annual performance reviews and adjusted to take into account the factors described above.

Fiscal Year 2008 Base Salary Determination

The following table identifies actions taken during fiscal year 2008 with respect to the base salaries of the named executives:

Named Executives	Action
Douglas G. Bergeron	$700,000 per year in accordance with the salary set forth in his employment agreement
Robert Dykes	$420,000 per year in accordance with the offer letter dated August 12, 2008, commencing September 2, 2008
Clinton Knowles(1)	$24,500 per month in accordance with the Executive Services Agreement between Tatum, LLC and us, dated May 15, 2008
Barry Zwarenstein(2)	Retained base salary at the fiscal year 2007 level of $400,000
Isaac Angel	Effective January 1, 2008, Mr. Angel retired from his role as Executive Vice President, Global Operations, and served as an advisor to us until November 30, 2008. In connection with his employment as an advisor, Mr. Angel received the statutory minimum employment wage in Israel.
Elmore Waller	Retained base salary at the fiscal year 2007 level of $315,000

(1) Under the terms of his Executive Services Agreement, we paid Mr. Knowles a salary of $24,500 a month and paid Tatum a fee of $10,500 per month for each month that Mr. Knowles was employed by us.

(2) Mr. Zwarenstein's employment with us terminated as of August 19, 2008.

For the fiscal year ended October 31, 2008, the Compensation Committee decided to set the annual base salary of each of our named executives, including that of our Chief Executive Officer but excluding Messrs. Dykes and Knowles, at the same level as the annual base salary for the fiscal year ended October 31, 2007. The primary reason for such decision is because in fiscal year 2008 we restated our interim financial statements for fiscal year 2007. In the case of Mr. Dykes, who joined our company as Senior Vice President and Chief Financial Officer in September 2008, the Compensation Committee considered a number of factors, including similar arrangements in place at our peer group companies, the total compensation package to be offered to Mr. Dykes, the extent of Mr. Dykes' past experience, and Mr. Dykes' role and scope of responsibilities within our company. In the case of Mr. Knowles, the salary and fee paid to Tatum were negotiated with Tatum, LLC and were based upon a number of factors, including Mr. Knowles' experience and the fees for similar arrangements.

Performance-Based Bonuses

We pay quarterly and annual bonuses as a component of overall compensation as well as to provide an incentive and reward for superior performance. Quarterly bonuses are generally paid in cash in the following fiscal quarter based on the prior period's performance as compared to pre-determined performance goals and individual performance of the named executives during the quarter and are intended to account for approximately two-thirds of aggregate bonus compensation for our named executives, with the exception of Mr. Bergeron, who receives an annual bonus only. Annual bonuses are typically paid in the first fiscal quarter of each year based on our financial performance during the prior fiscal year and individual performance of the named executives. From time to time, we may also pay additional special one-time bonuses for exceptional performance or for the achievement of specific accomplishments that the Compensation Committee, after consultation with management, has determined are of significant importance to us.

In setting annual bonus compensation, which is usually intended to account for all of the bonus compensation of our CEO and at least one-third of overall bonus compensation of our other named executives, the Compensation Committee determines a target dollar value for annual bonus awards at the beginning of the fiscal year and has the discretion to deliver between 0% and 200% of the target annual bonus compensation for our CEO and between 0% and 100% of the target annual bonus compensation to our other named executives based on the following factors, with the goal of allocating at least 80% of a named executive's annual bonus based on objective performance-based factors:

- Our actual financial performance in comparison to internal financial performance forecasts prepared by our management and presented to the Compensation Committee and the Board of Directors in the first quarter of each fiscal year.
- Our stock price performance as compared to internal stock price appreciation targets and the stock price appreciation of our peers during the prior fiscal year. For purposes of this evaluation, our peers are those companies listed under "Competitive Data" above.
- Performance considerations relating to increased responsibilities performed by a named executive during the fiscal year which were not contemplated when the named executive's target bonus was established.
- Performance considerations relating to unforeseen events during the prior year.
- The Compensation Committee's subjective evaluation of the named executive's individual performance.

These factors are described in further detail below:

1. *Financial Performance*

In the first quarter of each fiscal year, the Compensation Committee and the Board of Directors receives financial forecasts from management. Based on its review of the financial forecasts and its assessment of the probability of achieving these forecasts, after consultation with management and the full Board, the Compensation Committee sets three financial performance metrics for the named executives. These metrics serve as the primary basis for the Compensation Committee's evaluation of our financial performance. These financial performance metrics are set forth below:

Financial Performance Metric	Description
Revenue	Revenue growth is an essential component of long-term success and viability. Revenue is calculated in accordance with GAAP.
Net Income, as Adjusted, Per Share(1)	Net income, as adjusted, per share growth provides an indicator as to our ability to generate returns on our operations and fund future growth. This is a non-GAAP financial measure that we have historically used to evaluate our performance and compare our current results with those for prior periods as well as with the results of other companies in its industry. This non-GAAP financial measure has also been used by investment analysts to evaluate our performance.
EBITDA, as Adjusted(1)	EBITDA, or earnings before interest, taxes, depreciation, and amortization, as adjusted, provides a good indicator of our financial performance by reference to cash generated by our business. EBITDA, as adjusted, is a non-GAAP measure that we use internally to evaluate the overall operating performance of our business.

(1) Net Income, as adjusted, per share and EBITDA, as adjusted, are non-GAAP financial measures that we use in addition to GAAP results to evaluate our performance and compare our results to other companies. EBITDA, as adjusted, is calculated by excluding the following GAAP items from net income (loss) as reported: interest expense and income, income taxes, depreciation, amortization, in-process research and development, stock-based compensation, acquisition related charges, restructuring costs, the non-cash portion of loss on debt extinguishment and write-off of capitalized software. Net Income, as adjusted, per share is calculated by excluding the following GAAP items from EBITDA, as adjusted: interest expense, net, restatement expenses, impairment of goodwill and intangible assets and restructuring costs, all presented on an after-tax basis, as well as changes in the valuation allowance of deferred tax assets. For the fiscal year ended October 31, 2008, our GAAP financial statements and the items to reconcile to our non-GAAP financial measures are described and included in our Form 8-K filed December 16, 2008 for our preliminary fourth quarter and fiscal year 2008 results; Form 8-K filed September 9, 2008 for our third quarter results; and Form 8-K filed August 19, 2008 for our first and second quarter results.

The Compensation Committee views financial performance, along with stock price performance, as the two most important factors in determining a named executive's annual bonus.

2. *Stock Price Performance*

In accordance with the compensation program goal of tying executive compensation to stock price performance, the Compensation Committee places significant weight on the stock price performance of our common stock in setting annual bonus awards. The stock price performance factor is divided into two elements. The first element consists of an absolute performance goal for target stock price appreciation from the date that we announce results for the prior fiscal year through the date that we announce results for the current fiscal year, or the "stock price performance period." The second element consists of a relative performance goal that compares our stock price appreciation during the stock price performance period to our peers that are identified under "Competitive Data" above.

3. *Unforeseen Events*

After the end of the fiscal year, the Compensation Committee reviews our actual performance against each of the financial and stock price performance metrics. In determining the extent to which the financial and stock price performance metrics are met for a given period, the Compensation Committee exercises its judgment whether to reflect or exclude the impact of changes in accounting principles and extraordinary, unusual, or infrequently occurring events. To the extent appropriate, the Compensation Committee will also consider the nature and impact of such events in the context of the bonus determination. Although the Compensation Committee believes that the bulk of the bonus should normally be based on objective measures of financial and stock performance, the Compensation Committee believes that in certain circumstances more subjective elements are also important in setting the bonus compensation of named executives.

We do not have a formal policy on the adjustment or recovery of awards or payments if the relative performance measures are restated or otherwise adjusted for our named executives other than with respect to the outstanding performance equity awards for Mr. Bergeron. For Mr. Bergeron, in certain circumstances in which we restate financial results such that the performance condition for an equity award tranche would no longer be met, then such award would be forfeited. However, the Compensation Committee expects that named executives will forfeit or return any award or payment to the extent that such award or payment was incorrectly awarded or paid because the relevant performance measures used to determine such award or payment are restated or otherwise adjusted in a manner that would reduce the size of the award or payment. As an example, the Compensation Committee requested (and our former Chief Financial Officer agreed), that our former Chief Financial Officer would upon departure from the company forfeit quarterly bonus payments previously received in respect of fiscal year 2007 because such quarterly bonus payments were awarded on the basis of financial performance measures that, following the company's restatement of its interim results for fiscal year 2007, were not met. The amount of these previous bonus payments was offset against contractual severance payments.

4. *Individual Performance*

The Compensation Committee recognizes that it is important to reward individual contributions. The Compensation Committee strives to reward individual performance by determining whether pre-established individual goals have been met and by determining the subjective performance of each named executive during the fiscal year.

In the first quarter of each fiscal year, the Compensation Committee sets a list of individual performance goals for our Chief Executive Officer after meeting with him. At this meeting, the Compensation Committee also reviews the individual performance goals that the Chief Executive Officer has set for the other named executives and makes adjustments to those performance goals as it deems appropriate.

After the completion of the fiscal year, the Compensation Committee has a meeting with the Chief Executive Officer to review whether the Chief Executive Officer's pre-established individual goals were met and to provide the Chief Executive Officer with an opportunity to present what he believes are his significant contributions to our company for the fiscal year. The Compensation Committee also reviews the individual performance of each other named executive with the Chief Executive Officer. In determining the overall individual performance of each named executive other than the Chief Executive Officer, the Compensation Committee places substantial weight on the Chief Executive Officer's recommendations.

5. *Compensation Committee Discretion*

Notwithstanding the foregoing, the Compensation Committee has the discretion, in appropriate circumstances, to award a bonus less than the amount determined by the steps set out above, including to award no bonus at all.

Fiscal Year 2008 Bonus Determinations

Determination of 2008 Annual Target Bonus Amount

In the first quarter of each fiscal year, the Compensation Committee sets a target bonus amount for each named executive. The target bonus takes into account all factors that the Compensation Committee deems relevant, with a focus on the objectives of our compensation program. In particular, the Compensation Committee evaluates individual and company performance during the last fiscal year and then-existing competitive market conditions for executive talent in determining the target bonus of the named executives in the current fiscal year. The Compensation Committee also places significant weight on the recommendation of our Chief Executive Officer in setting target annual bonus compensation of the other named executives for the fiscal year. For the fiscal year ended October 31, 2008, Mr. Bergeron's target bonus was $900,000 in accordance with the terms of his employment agreement with us. In addition, for the fiscal year ended October 31, 2008, the annual target bonus for each of Mr. Zwarenstein and Mr. Waller were set at the same level as the annual target bonus amount for the fiscal year ended October 31, 2007.

Annual Target Bonus

For fiscal year 2008, the Compensation Committee approved the following target bonuses for the named executives:

Named Executive	Target Annual Bonus
Douglas G. Bergeron	$900,000
Robert Dykes(1)	$ —
Clinton Knowles(2)	$ 60,000
Barry Zwarenstein(3)	$100,000
Elmore Waller	$ 50,000
Isaac Angel(4)	$ —

(1) No annual target bonus for fiscal year 2008 was set for Mr. Dykes as he joined us in September 2008.

(2) Mr. Knowles was employed by us from June 2, 2008 to September 9, 2008. Mr. Knowles was eligible to receive an annualized cash bonus of up to $60,000 based upon the achievement of certain operating objectives by us in accordance with the Executive Services Agreement between Tatum, LLC and us dated May 15, 2008. Under the Executive Services Agreement, 70% of such bonus was payable to Mr. Knowles and 30% of such bonus was payable to Tatum, LLC, of which Mr. Knowles is a partner.

(3) We entered into a separation agreement with Mr. Zwarenstein effective April 1, 2008. Mr. Zwarenstein did not receive any payout of target bonus for fiscal year 2008.

(4) The Compensation Committee did not set a target bonus for Mr. Angel based on Mr. Angel's plan to retire from his role as Executive Vice President, Global Operations effective January 1, 2008.

As indicated above, Mr. Bergeron may receive between 0% and 200% of his annual target bonus and each other named executive may receive between 0% and 100% of his annual target bonus, in each case based on the Compensation Committee's review of the factors listed above, with the goal of allocating at least 80% of a named executive's annual bonus based on objective performance-based factors. Accordingly, each named executive may receive a bonus that is greater or less than his annual target bonus (and which could be zero), depending on whether, and to what extent performance and other conditions are satisfied and the Compensation Committee's evaluation of the named executive's performance.

Annual Bonus Awards

As discussed above, annual bonus awards are generally determined based on our actual financial performance compared to the forecasts developed at the beginning of the fiscal year. The weakening economy and declining global demand for our products and services, particularly beginning in the fourth fiscal quarter of 2008, were key factors in our determination of annual bonus awards for fiscal year 2008. In determining the amount of annual bonus paid to Mr. Waller for fiscal year 2008 equal to $25,000, we considered (1) Mr. Waller's contributions to our strong performance in the multi-lane retail market in fiscal year 2008, which resulted in achievement to plan in the 90th percentile (rounded to the nearest tenth percentile), (2) the declines in the petroleum solutions business, which resulted in an overall achievement to plan in the integrated solutions business in the 70th percentile (rounded to the nearest tenth percentile) and (3) the weaker overall corporate performance in fiscal year 2008 due to the adverse economic climate. Based upon Mr. Knowles' contributions during his service with us through September 9, 2008, and in particular for his contributions to our third quarter 2008 close and the timely filing of our interim financial statements on Form 10-Q for that quarter, we awarded a total cash bonus of $10,000, $7,000 of which was allocated to Mr. Knowles and $3,000 of which was allocated to Tatum, following the completion of Mr. Knowles' services with us. We did not pay out any target bonus to Mr. Zwarenstein for fiscal year 2008. In addition, because the performance criteria established by the Compensation Committee for Mr. Bergeron's target bonus were not met, no target bonus payment was made to Mr. Bergeron for fiscal year 2008.

Determination of 2008 Quarterly Target Bonus Amounts

In the first quarter of each fiscal year, the Compensation Committee sets quarterly bonus targets for each of our named executives other than our CEO. Approximately 80% of the quarterly bonus targets will generally be awarded if performance-based goals established by the Compensation Committee for the quarter are met. We set target quarterly bonuses for Mr. Zwarenstein but did not pay out any target bonus to him for fiscal year 2008 and, in connection with his separation agreement with us, effective April 1, 2008, Mr. Zwarenstein agreed to reimburse us $150,000 of quarterly bonus payments which he had received with respect to our fiscal year ended October 31, 2007 because our restated results for the relevant periods did not meet the quarterly financial performance targets for bonus eligibility. Mr. Waller's performance-based goals were based on (A) the amount contributed by his business unit to our operating income for the quarter and (B) the gross margin achieved by his business unit for the quarter. If Mr. Waller's business units contributed between 85% and 100% of his performance-based goal, he may be entitled to receive a reduced portion of his performance-based quarterly bonuses. Mr. Waller's performance-based bonus could also exceed 100% of the target performance-based quarterly bonus if his business units contributed in excess of 100% of his performance-based goal. Approximately 20% of the quarterly bonus target will be awarded if the named executive has met or exceeded the expectations of our CEO based on our CEO's subjective review of the named executive's individual performance during the quarter. The Compensation Committee approved the following target bonuses for fiscal year 2008 for the named executives:

Named Executive	Q1 Performance Target Bonus	Q1 Individual Target Bonus	Q2 Performance Target Bonus	Q2 Individual Target Bonus	Q3 Performance Target Bonus	Q3 Individual Target Bonus	Q4 Performance Target Bonus	Q4 Individual Target Bonus
Robert Dykes(1)	—	—	—	—	—	—	—	—
Clinton Knowles(2)	—	—	—	—	—	—	—	—
Barry Zwarenstein(3)	$40,000	$10,000	$40,000	$10,000	$40,000	$10,000	$40,000	$10,000
Isaac Angel(4)	—	—	—	—	—	—	—	—
Elmore Waller	$25,000	$ 5,000	$25,000	$ 5,000	$25,000	$ 5,000	$25,000	$ 5,000

(1) Mr. Dykes joined us as Senior Vice President effective September 2, 2008 and Chief Financial Officer effective immediately following the filing of our Quarterly Report on Form 10-Q on September 9, 2008.

(2) Mr. Knowles served as our Interim Chief Financial Officer from August 19, 2008 through September 9, 2008.

(3) We entered into a separation agreement with Mr. Zwarenstein effective April 1, 2008. We did not pay out any target bonus to Mr. Zwarenstein for fiscal year 2008 and, in connection with his separation agreement with us, Mr. Zwarenstein agreed to reimburse us $150,000 of quarterly bonus payments which he had received with respect to our fiscal year ended October 31, 2007 because our restated results did not meet the quarterly financial performance targets for bonus eligibility.

(4) The Compensation Committee did not set a target bonus for Mr. Angel based on Mr. Angel's plan to retire from his role as Executive Vice President, Global Operations effective January 1, 2008.

Quarterly Bonus Awards

The following quarterly bonus awards were actually made to our named executives in fiscal year 2008:

Named Executive	Q1 Performance Bonus Paid	Q1 Individual Bonus Paid	Q2 Performance Bonus Paid	Q2 Individual Bonus Paid	Q3 Performance Bonus Paid	Q3 Individual Bonus Paid	Q4 Performance Bonus Paid	Q4 Individual Bonus Paid
Robert Dykes(1)	—	—	—	—	—	—	—	—
Clinton Knowles(2)	—	—	—	—	—	—	—	—
Barry Zwarenstein(3) ...	—	—	—	—	—	—	—	—
Isaac Angel(4)	—	—	—	—	—	—	—	—
Elmore Waller(5)	$15,000	$3,000	$5,000	$—	$9,375	$2,500	$—	$5,000

(1) Mr. Dykes joined us as Senior Vice President effective September 2, 2008 and Chief Financial Officer effective immediately following the filing of our Quarterly Report on Form 10-Q on September 9, 2008.

(2) Mr. Knowles served as our Interim Chief Financial Officer from August 19, 2008 through September 9, 2008.

(3) We entered into a separation agreement with Mr. Zwarenstein effective April 1, 2008. We did not pay out any target bonus to Mr. Zwarenstein for fiscal year 2008 and, in connection with his separation agreement with us, Mr. Zwarenstein agreed to reimburse us $150,000 of quarterly bonus payments which he had received with respect to our fiscal year ended October 31, 2007 because our restated results did not meet the quarterly financial performance targets for bonus eligibility.

(4) The Compensation Committee did not set a target bonus for Mr. Angel based on Mr. Angel's plan to retire from his role as Executive Vice President, Global Operations effective January 1, 2008.

(5) The performance target bonus payments to Mr. Waller were based on the achievement of preset targets for the contribution margin and gross margin of Mr. Waller's business unit, which were impacted to some extent by market conditions. For fiscal year 2008, the business unit's gross margin and contribution margin targets for each fiscal quarter were determined based on specific gross margin and contribution margin improvements built into our company-wide plan and year over year growth goals. For fiscal year 2008, Mr. Waller's achievement of these targets, rounded to the nearest tenth percentile, were 90th percentile for both targets in Q1; 70th percentile for contribution margin and over 100% for gross margin in Q2; 80th percentile for contribution margin and over 100% for gross margin in Q3; and 80th percentile for contribution margin and 90th percentile for gross margin in Q4. The individual bonus amounts paid to Mr. Waller for fiscal year 2008 were based on our CEO's subjective review of Mr. Waller's individual performance, which took into consideration, among other factors, staff management and development, business strategy execution, sales forecast accuracy and inventory management.

One-Time Bonuses

For fiscal year 2008, the Compensation Committee did not make any awards of one-time bonuses.

Long-Term Equity Incentive Compensation

On an annual basis, usually at the mid-point of each fiscal year, the Compensation Committee determines whether to make long-term incentive awards to each named executive, with the exception of our Chief Executive Officer, whose long-term incentive awards are determined solely on the basis of the objective performance-based criteria set forth in his employment agreement and which are described under "Employment-Related Agreements with Named Executives—*Employment Agreement with our Chief Executive Officer*" above.

Amount of Incentive Compensation. The amount of long-term incentive compensation, if any, awarded each year to the other named executives is determined by the Compensation Committee, in consultation with our Chief Executive Officer, after taking into account our overall compensation program objectives. These grants are intended to serve as incentives for our named executives to remain with us and continue that performance and to tie a substantial amount of their overall compensation to the long-term performance of our common stock. In making awards of options and restricted stock units for our named executives, the Compensation Committee determined that at least one-third of total compensation for each of the named executives other than Mr. Bergeron should be in the form of these awards to ensure that the interests of each of our named executives is aligned with the interests of our stockholders. The Compensation Committee has determined that the value of restricted stock units for purposes of the long-term incentive compensation determination should be based on the value of the underlying common stock on the date of grant. We have determined that the value of stock options for purposes of the long-term incentive compensation determination should be based on the Black-Scholes value of the stock option on the date of grant.

Mix of Awards. We view stock options as a way to link the compensation of our named executives directly to value creation for our stockholders, because the amount that a named executive realizes from stock options depends solely on the increase in value of our common stock from the grant date of the option. We view restricted stock units, which are an unsecured promise to deliver shares of our common stock, as a method to economically place each recipient of a restricted stock unit in the same position as a stockholder because the amount that a recipient ultimately receives from a restricted stock unit depends on the actual value of shares of common stock when the shares underlying the restricted stock units are delivered.

The Compensation Committee has determined that a mix of stock options and restricted stock units should normally be granted to our named executives to provide an appropriate allocation of performance and retention incentives that take into account the greater risks associated with options as compared to restricted stock units. The Compensation Committee weighted long-term incentives more towards restricted stock units because this award reflects both increases and decreases in stock price from the grant date market price as a way of tying compensation more closely to changes in stockholder value at all levels. In addition, weighting toward restricted stock units allows the Compensation Committee to deliver equivalent value with less use of authorized shares.

Vesting of Long-Term Incentives. Generally stock options granted to executives become exercisable as to 25% of the grant approximately one year after the grant date and as to the remainder of the grant in equal quarterly installments over the following three years. The stock option life is seven years from the date of grant and offers named executives the right to purchase the stated number of shares of our common stock at an exercise price per share determined on the date of grant. Stock options have value only to the extent the price of our shares on the date of exercise exceeds the applicable exercise price.

Restricted stock units also generally vest as to 25% of the grant approximately one year after the grant date and as to the remainder in equal quarterly installments over the following three years and upon vesting, shares of our common stock are delivered on a one-for-one basis.

Accounting Considerations. All equity grants are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payment.* It should be noted that the Compensation Committee did not attribute significant weight to the accounting charges associated with grants of options and restricted stock units granted to our named executives in light of the fact that these items do not directly relate to the performance of our named executives.

Equity Grant Procedures. Equity awards to our employees are awarded only on dates that the Compensation Committee meets. As a result of this procedure, we have historically awarded equity grants to our named executives (other than our Chief Executive Officer) based on an annual review of employee equity awards at the Compensation Committee's regularly scheduled meeting in March of each year. However, in 2008, the Compensation Committee did not commence its annual review of employee equity awards until September 2008, following the completion of our restatement of our financial statements and the filings of our Form 10-K for fiscal year 2007 and Form 10-Qs for the first and second quarters of fiscal year 2008.

Fiscal Year 2008 Long-Term Incentive Determinations

Because none of the performance criteria set forth in Mr. Bergeron's employment agreement were met for fiscal year 2007, the 300,000 RSUs that could have vested under Mr. Bergeron's employment agreement as a result of fiscal year 2007 performance were cancelled in the first quarter of fiscal year 2008. Pursuant to his employment agreement, for fiscal year 2008 Mr. Bergeron was entitled to vest another tranche of 300,000 RSUs if he met certain specified performance targets. Because such performance criteria were not met for fiscal year 2008, the 300,000 RSUs that could have vested under Mr. Bergeron's employment agreement as a result of fiscal year 2008 performance were cancelled in the first quarter of fiscal year 2009.

Mr. Dykes joined us in September 2008 as Senior Vice President and Chief Financial Officer. Our Compensation Committee and Board approved an equity award of 500,000 options to Mr. Dykes, of which 400,000 options vest over four years and 100,000 options vest over a five year deferred vesting schedule. On November 21, 2008, Mr. Dykes voluntarily relinquished these equity awards back to us and they have been cancelled.

Except as provided above, no other named executives received an equity award in fiscal year 2008, primarily due to the fact that we restated our fiscal year 2007 interim financial statements during the year.

Perquisites and Benefits

Other than with respect to Isaac Angel, we do not provide perquisites or personal benefits (such as financial services, air travel (other than reimbursement for business travel), country club memberships or car allowances) to the named executives other than standard health benefits available to all employees. Up through Mr. Angel's retirement on January 1, 2008, from his position as Executive Vice President, Global Operations, we provided Mr. Angel with the use of a car and a recuperation allowance benefit as is customary for executive employees of Israel, Mr. Angel's home country. We also reimbursed Mr. Angel for the cost of his home telephone use. These benefits were previously provided to Mr. Angel in connection with his employment at Lipman, which we acquired on November 1, 2006. Following Mr. Angel's retirement, from January 1, 2008 through November 30, 2008, Mr. Angel served as an advisor to us. Under Mr. Angel's separation agreement, we continued to provide Mr. Angel with the use of a company car, recuperation allowance benefit and use of a company cellular phone during his term as an advisor to us. See "Employment-Related Agreements with Named Executives—Separation Agreement with our Former Executive Vice President, Global Operations."

Executive Compensation

The following table sets forth compensation awarded to, paid to, or earned by VeriFone's named executives during fiscal years 2008 and 2007.

Summary Compensation Table

	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Comp Earnings ($)	All Other Compensation ($)	Total ($)
Douglas G. Bergeron .... Chief Executive Officer	2008	700,000	—	288,600(3)	534,808	—	—	7,614(4)	1,531,022
	2007	700,000	—	287,499(3)	564,631	—	—	46,968	1,599,098
Robert Dykes .... Senior Vice President and Chief Financial Officer(5)	2008	68,385	—	—	136,072(6)	—	—	844(7)	205,301
Clinton Knowles .... Former Interim Chief Financial Officer(8)	2008	113,221	7,000(9)	—	—	—	—	3,488(10)	123,709
Barry Zwarenstein ...... Former Executive Vice President and Chief Financial Officer(11)	2008	364,101	—	347,381	518,230	—	—	255,387(12)	1,485,099
	2007	400,000	30,000(13)	346,744	463,779	120,000(13)	—	4,864	1,365,387
Isaac Angel .... Former Executive Vice President, Global Operations(14)	2008	160,989(15)	—	—	417,030	—	—	797,560(16)	1,375,579
	2007	321,900(15)	—	—	3,503,039	192,284	—	102,173	4,119,396
Elmore Waller .... Executive Vice President, Integrated Solutions	2008	315,000	35,500	72,150	398,791	29,375	—	864(17)	851,680
	2007	315,000	50,000	71,875	336,705	70,613	—	1,907(18)	846,100

(1) Amounts shown in this column reflect our accounting expense for these restricted stock unit awards and do not reflect whether the recipient has actually realized a financial benefit from the awards (such as by vesting in a restricted stock unit award). This column represents the dollar amount recognized for financial statement reporting purposes with respect to each fiscal year for the fair value of restricted stock units granted to the named executives in accordance with SFAS No. 123(R). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. No stock awards were forfeited by any of the named executives during fiscal years 2008 and 2007. For information on the valuation assumptions used for the calculation of these amounts, refer to "Stockholders' Equity" of the notes to consolidated financial statements included in our Annual Report on Form 10-K for each of our fiscal years. See the Grants of Plan-Based Awards table below for information on awards made in fiscal year 2008.

(2) Amounts shown in this column reflect our accounting expense for these awards and do not reflect whether the recipient has actually realized a financial benefit from the awards (such as by exercising stock options). This column represents the dollar amount recognized for financial statement reporting purposes with respect to each fiscal year for the fair value of stock options granted to the named executives. The fair value was estimated using the Black-Scholes option pricing model in accordance with SFAS No. 123(R). Pursuant to SEC rules, amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For information on the valuation assumptions used for the calculation of these amounts, refer to "Stockholders' Equity" of the notes to consolidated financial statements included in our Annual Report on Form 10-K for each of our fiscal years. See the Grants of Plan-Based Awards table below for information on awards made in fiscal year 2008.

(3) On January 4, 2007, we granted a total of 900,000 RSUs to Mr. Bergeron. All these RSUs have performance and/or market- based vesting. The fiscal year 2008 targets were finalized on August 19, 2008, the grant date for FAS123(R) purposes. As of October 31, 2008, we had not recognized any compensation expense related to these RSUs as the financial targets for fiscal years 2008 and 2007 were not achieved. The 200,000 performance based units and 100,000 market units for each of fiscal years 2007 and 2008 were cancelled as the performance targets related to these RSUs were not achieved. As of October 31, 2008, up to 200,000 performance units and 100,000 market units were scheduled to vest on October 31, 2009 if the fiscal year 2009 performance targets are achieved. These RSUs were subsequently cancelled on April 8, 2009 in connection the amended and restated employment agreement entered into between Mr. Bergeron and us on April 8, 2009.

(4) Includes $6,750 of company 401(k) plan matching contribution and $864 of life insurance premiums.

(5) Mr. Dykes joined us as Senior Vice President effective September 2, 2008 and Chief Financial Officer effective immediately following the filing of our Quarterly Report on Form 10-Q on September 9, 2008.

(6) Represents option grants for the purchase of an aggregate 500,000 shares of Common Stock. On November 21, 2008, Mr. Dykes voluntarily relinquished these options back to us and they have been cancelled.

(7) Includes $700 of company 401(k) plan matching contribution and $144 of life insurance premiums.

(8) Mr. Knowles was employed with us from May 2008 to September 2008, and served as our Interim Chief Financial Officer from August 19, 2008 through September 9, 2008.

(9) In addition to the salary paid to Mr. Knowles, during Mr. Knowles' employment with us, we paid a monthly fee of $10,500 to Tatum LLC, of which Mr. Knowles is a partner.

(10) Includes $3,128 of company 401(k) plan matching contribution and $360 of life insurance premiums.

(11) Mr. Zwarenstein resigned from his role as Executive Vice President and Chief Financial Officer effective August 19, 2008.

(12) Includes net severance payment to Mr. Zwarenstein of $250,000 pursuant to the separation agreement between Mr. Zwarenstein and us dated April 1, 2008. Also includes $4,667 of company 401(k) plan matching contribution and $720 life insurance premium.

(13) Comprised of the quarterly bonus awards paid to Mr. Zwarenstein during fiscal year 2007. Pursuant to the separation agreement between Mr. Zwarenstein and us, Mr. Zwarenstein agreed to reimburse to us the quarterly bonuses totaling $150,000 paid in fiscal year 2007 because our restated results in the relevant periods did not achieve the quarterly bonus targets.

(14) Effective January 1, 2008, Mr. Angel retired from his role as Executive Vice President, Global Operations, and became an advisor to us. In connection with his employment as an advisor, Mr. Angel receives the statutory minimum employment wage in Israel.

(15) Fiscal year 2008 amount consists of salary of $60,120, study fund contributions of $3,379 and payment for accrued but unused vacation of $97,490 pursuant to the separation agreement between Mr. Angel and us, dated January 15, 2008. Amounts have been converted from Israeli New Shekels to U.S. Dollars at the October 31, 2008 exchange rate of 3.743 Shekels per one U.S. Dollar. Fiscal year 2007 amount converted from Israeli New Shekels to U.S. Dollars at the October 31, 2007 exchange rate of 3.963 to 1 and consists of salary of $302,760 and study fund contributions of $19,140.

(16) Comprised of one-time, lump sum severance payment of $636,176 and notice period payment of $91,284 paid to Mr. Angel under the separation agreement between Mr. Angel and us dated January 15, 2008. Also includes other customary Israeli benefits paid to Mr. Angel, including car allowance of $41,042, tax reimbursements of $2,540 for the car allowance, and $26,518 for social benefits, disability insurance, study fund, social security payments, phone lines, recuperation pay, and publication subscriptions. These amounts have been converted from Israeli New Shekels to U.S. Dollar at the October 31, 2008 exchange rate of 3.743 to 1.

(17) Includes $864 of life insurance premium.

(18) Includes $1,043 relating to the difference between the fair value at the time of the grant of restricted stock and the purchase price for restricted stock granted under our 2002 Securities Purchase Plan. The amount represents the pro rata amount of such discount for the restricted stock vesting during the fiscal year. Also includes $864 of life insurance premium.

Grants of Plan-Based Awards

The following table sets forth certain information with respect to grants of plan-based awards in fiscal year 2008 to our named executives, including cash awards and equity awards. The option and restricted stock unit awards granted to our named executives in fiscal year 2008 were granted under our 2006 Equity Incentive Plan. For each option award, one quarter of the award vests after one year and the remainder vests ratably by quarter over the succeeding three years. Each option award has a term of seven years.

Name	Grant Date	Board Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)(3)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Douglas G. Bergeron Chief Executive Officer	8/19/2008(1)	1/4/2007(1)	—	—	—	—	200,000(2)	300,000(2)	—	—	—	$2,946,000
Robert Dykes(4) Senior Vice President and Chief Financial Officer	9/2/2008	8/15/2008	—	—	—	—	—	—	—	400,000(5)	$19.99	$2,993,080
	9/2/2008	8/15/2008	—	—	—	—	—	—	—	100,000(5)	$19.99	$ 748,270
Clinton Knowles Former Interim Chief Financial Officer	—	—	—	—	—	—	—	—	—	—	—	—
Barry Zwarenstein Former Executive Vice President and Chief Financial Officer	—	—	—	—	—	—	—	—	—	—	—	—
Isaac Angel Former Executive Vice President, Global Operations	—	—	—	—	—	—	—	—	—	—	—	—
Elmore Waller Executive Vice President, Integrated Solutions	—	—	—	—	—	—	—	—	—	—	—	—

(1) On January 4, 2007, the Board Approval Date, we granted a total of 900,000 RSUs to Mr. Bergeron. These RSUs vest in three equal, annual tranches based on performance and market targets set at the beginning of each fiscal year. We finalized the financial targets for the tranche subject to vesting in fiscal year 2009 on August 19, 2008, which is the grant date for SFAS No. 123(R) purposes.

(2) Reflects threshold, target and maximum number of performance share awards related to fiscal year 2008 financial targets, granted under the 2006 Equity Incentive Plan, as described in "Compensation Discussion and Analysis." No compensation expense was recognized related to these units in fiscal year 2008 because the fiscal year 2008 financial targets were not achieved. The 200,000 performance units and the 100,000 market units related to fiscal year 2008 financial targets have been cancelled. The 200,000 performance units and the 100,000 market units subject to vesting in fiscal year 2009 were subsequently cancelled on April 8, 2009 in connection the amended and restated employment agreement entered into between Mr. Bergeron and us on April 8, 2009.

(3) Reflects the grant date fair value of each target equity award computed in accordance with SFAS No. 123(R). The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended October 31, 2008 filed with the SEC on January 14, 2009. These amounts do not correspond to the actual value that will be realized by the named executives.

(4) Mr. Dykes joined us as Senior Vice President effective September 2, 2008 and Chief Financial Officer effective immediately following the filing of our Quarterly Report on Form 10-Q on September 9, 2008.

(5) On November 21, 2008, Mr. Dykes voluntarily relinquished these options back to us and they have been cancelled.

Outstanding Equity Awards at Fiscal 2008 Year-End

The following table provides information about unexercised options, stock that has not vested and other equity incentive plan awards that have not vested for each of our named executives as of October 31, 2008.

		Option Awards					Stock Awards			
Name	Option/ Award Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have not Vested (#)	Market Value of Shares or Units of Stock That Have not Vested ($)(4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have not Vested ($)(4)
Douglas G. Bergeron	3/22/2006(1)	140,625	84,375		28.86	3/22/2013				
Chief Executive Officer	3/22/2006(2)						15,000	170,400		
	8/19/2008(3)								300,000	3,408,000
Robert Dykes(5)	9/2/2008(6)		400,000		19.99	9/2/2015				
Senior Vice President and Chief Financial Officer	9/2/2008(7)		100,000		19.99	9/2/2015				
Clinton Knowles(8) Former Interim Chief Financial Officer										
Barry Zwarenstein(9)	7/2/2007(10)	8,750			35.47	11/18/2008				
Former Executive Vice President and Chief Financial Officer	3/22/2006(1)	45,000			28.86	11/18/2008				
Isaac Angel(11)	7/2/2007(10)	10,937	24,063		35.47	2/28/2009				
Former Executive Vice	11/1/2006(12)	65,625	84,375		30.00	2/28/2009				
President, Global Operations	4/10/2006(13)	200,000			28.52	11/30/2009				
Elmore Waller	7/2/2007(10)	10,937	24,063		35.47	7/2/2014				
Executive Vice	1/3/2007(14)	10,937	14,063		35.45	1/3/2014				
President, Integrated	3/22/2006(1)	25,000	15,000		28.86	3/22/2013				
Solutions	1/7/2005(15)	32,215	37,500		10.00	1/7/2015				
	12/9/2003(16)	2,000	500		3.05	12/9/2013				
	3/22/2006(2)						3,750	42,600		

(1) Shares subject to this option vest and become exercisable as to 1/4 of the shares on March 22, 2007 and 1/16 of shares each quarter thereafter.

(2) Shares subject to this RSU vest and become exercisable as to 1/4 of the shares on March 22, 2007 and 1/16 of shares each quarter thereafter.

(3) On January 4, 2007, we granted a total of 900,000 RSUs to Mr. Bergeron. All these RSUs have performance based and/or market based vesting. The fiscal year 2008 targets were finalized on August 19, 2008, the grant date for SFAS123(R) purposes. The 200,000 performance based units and 100,000 market units for each of fiscal years 2007 and 2008 were cancelled as the financial targets related to these RSUs were not achieved. As of October 31, 2008, up to 200,000 performance units and 100,000 market units were set to vest on October 31, 2009 if the fiscal year 2009 performance targets are achieved. These RSUs were subsequently cancelled on April 8, 2009 in connection the amended and restated employment agreement entered into between Mr. Bergeron and us on April 8, 2009.

(4) Market value of units of stock that have not vested is computed by multiplying (i) $11.36, the closing price on October 31, 2008, by (ii) the number of units of stock.

(5) Mr. Dykes joined us as Senior Vice President effective September 2, 2008 and Chief Financial Officer effective immediately following the filing of our Quarterly Report on Form 10-Q on September 9, 2008.

(6) Shares subject to this option vest and become exercisable as to 1/4 of the shares on September 2, 2009 and 1/16 of shares each quarter thereafter. On November 21, 2008, Mr. Dykes voluntarily relinquished this option back to us and it has been cancelled.

(7) Shares subject to this option vest and become exercisable as to 1/4 of the shares on September 2, 2010 and 1/16 of shares each quarter thereafter. On November 21, 2008, Mr. Dykes voluntarily relinquished this option back to us and it has been cancelled.

(8) Mr. Knowles served as our Interim Chief Financial Officer from August 19, 2008 through September 9, 2008. We did not grant Mr. Knowles any stock based awards.

(9) Mr. Zwarenstein resigned from his role as Executive Vice President and Chief Financial Officer effective August 19, 2008. Following his termination of employment, Mr. Zwarenstein had until November 11, 2008 to exercise his outstanding options.

(10) Shares subject to this option vest and become exercisable as to 1/4 of the shares on July 2, 2008 and 1/16 of shares each quarter thereafter.

(11) Mr. Angel resigned from his role as Executive Vice President, Global Operations effective January 1, 2008 and was an advisor to us through November 30, 2008.

(12) Shares subject to this option vest and become exercisable as to 1/4 of the shares on November 1, 2007 and 1/16 of shares each quarter thereafter.

(13) Shares subject to this option vest and become exercisable as to 1/2 of the shares on April 10, 2008, 1/4 of the shares on April 10, 2009, and 1/4 of the shares on April 10, 2010.

(14) Shares subject to this option vest and become exercisable as to 1/4 of the shares on January 3, 2008 and 1/16 of shares each quarter thereafter.

(15) Shares subject to this option vest and become exercisable as to 1/5 of the shares on December 1, 2006 and 1/20 of shares each quarter thereafter.

(16) Shares subject to this option vest and become exercisable as to 1/5 of the shares on January 1, 2005 and 1/20 of shares each quarter thereafter.

Fiscal Year 2008 Option Exercises and Stock Vested

The following table presents information concerning the aggregate number of shares for which options were exercised during fiscal year 2008 for each of the named executives. In addition, the table presents information on shares that were acquired upon vesting of stock awards during fiscal year 2008 for any of the named executives on an aggregated basis.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)(2)
Douglas G. Bergeron Chief Executive Officer	—	—	10,000	171,575
Robert Dykes Senior Vice President and Chief Financial Officer	—	—	—	—
Clinton Knowles Former Interim Chief Financial Officer	—	—	—	—
Barry Zwarenstein Former Executive Vice President and Chief Financial Officer	145,570	2,010,994	9,375	161,656
Elmore Waller Executive Vice President, Integrated Solutions	10,000	386,143	2,500	42,894
Isaac Angel Former Executive Vice President, Global Operations	—	—	—	—

(1) The value realized on the exercise is calculated as the difference between the fair market value of the shares on the date of exercise and the applicable exercise price for those options.

(2) The value realized on the shares acquired is the fair market value of the shares on the date of vesting, which is the closing price on such date of our stock as traded on the NYSE.

Potential Payments Upon Termination or Change of Control

Our change of control arrangements with Mr. Bergeron and Mr. Dykes are included in their agreements with us as described above under the caption "Employment Agreement with our Chief Executive Officer" and the caption "Severance Agreement with our Chief Financial Officer". In determining the terms and scope of the change of control arrangements with Messrs. Bergeron and Dykes, our Compensation Committee considered (i) the employment agreement that Mr. Bergeron entered into in connection with the acquisition and recapitalization of our company led by him and a private equity firm in 2002, (ii) the change-in-control severance agreement that our former Chief Financial Officer had entered into in connection with his initial employment in July 2004, and (iii) similar arrangements in place at our "peer" companies as described above under "Determination of Compensation—Role of Compensation Consultants" and "—Competitive Data." In addition, certain of our equity awards in fiscal year 2006 and in early fiscal year 2007 to our named executives provide for acceleration of vesting in the event of an involuntary or constructive termination three months prior to or eighteen months following a change of control.

Our employment agreement with Mr. Zwarenstein, our former Executive Vice President and Chief Financial Officer, contained a change of control arrangement. Under Israeli law, Mr. Angel, our former Executive Vice President of Global Operations, was entitled to certain statutory severance payments in accordance with Israeli law. Mr. Angel retired as Executive Vice President of Global Operations effective January 1, 2008 and became an advisor to us through November 30, 2008.

None of our named executives is entitled to a severance payment unless the change of control event is followed by, or in the case of equity awards with a change of control provision three months preceding, an involuntary or constructive termination. All such payments and benefits would be provided by us.

The tables below outline the potential payments and benefits payable to each named executive in the event of involuntary termination, or change of control, as if such event had occurred as of October 31, 2008.

Involuntary or Constructive Involuntary Termination

Name	Salary Continuation	Cash-Based Incentive Award	Continuation of Benefits	Intrinsic Value of Unvested RSUs(5)	Intrinsic Value of Unvested Options(6)
Douglas Bergeron(1)	$700,000	$— (2)	$41,412	$—	$—
Robert Dykes	$210,000	$—	$ 7,453	$—	$—
Barry Zwarenstein(3)	$ —	$—	$ —	$—	$—
Isaac Angel(4)	$ —	$—	$ —	$—	$—
Elmore Waller	$ —	$—	$ —	$—	$—

Involuntary or Constructive Involuntary Termination Following a Change of Control

Name	Salary Continuation	Cash-Based Incentive Award	Continuation of Benefits	Intrinsic Value of Unvested RSUs(5)	Intrinsic Value of Unvested Options(6)
Douglas Bergeron(1)	$700,000	$— (2)	$41,412	$170,400	$—
Robert Dykes	$210,000	$—	$ 7,453	$ —	$—
Barry Zwarenstein(3)	$ —	$—	$ —	$ —	$—
Isaac Angel(4)	$ —	$—	$ —	$ —	$—
Elmore Waller	$ —	$—	$ —	$ 42,600	$—

(1) We have the option to extend the noncompetition period under Mr. Bergeron's employment agreement with us for an additional year, by paying Mr. Bergeron an additional year's severance.

(2) Based on Mr. Bergeron's bonus payment of $0 in 2007. Under the terms of Mr. Bergeron's Employment Agreement with us, Mr. Bergeron is entitled to payment equal to the amount of bonus payment paid to him in the immediately previous full fiscal year.

(3) Mr. Zwarenstein's employment terminated prior to October 31, 2008.

(4) Based on Israeli labor laws, an Israeli employee, such as Mr. Angel, is entitled to severance pay upon termination of employment by the employer for any reason, including retirement, based on the most recent monthly base salary of such employee multiplied by the number of years of employment of such employee. Effective January 1, 2008, Mr. Angel retired from his role as Executive Vice President, Global Operations. Pursuant to the separation agreement between Mr. Angel and us dated January 15, 2008, we paid Mr. Angel statutory severance and other payments. See "Employment-Related Agreements with Named Executives—Separation Agreement with our Former Executive Vice President, Global Operations."

(5) Calculated by taking the product of the closing market price of our common stock on October 31, 2008, of $11.36, and RSUs subject to acceleration.

(6) Based on the closing market price of our common stock on October 31, 2008, of $11.36, and the respective exercise prices of unvested options subject to acceleration. No intrinsic value is attributed to unvested options subject to acceleration which have exercise prices above the closing market price of our common stock on October 31, 2008.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of VeriFone (the "Compensation Committee") consists exclusively of independent directors.

The general purpose of the Compensation Committee is to (1) review and approve corporate goals and objectives relating to the compensation of VeriFone's CEO, evaluate the CEO's performance in light of those goals and objectives and, either as a committee or together with the other independent directors (as directed by the Board), determine and approve the CEO's compensation level based on this evaluation and (2) make recommendations to the Board with respect to non-CEO compensation, incentive compensation plans, and equity-based plans, among other things. VeriFone's Board of Directors and its Corporate Governance and Nominating Committee have determined that each member of the Compensation Committee is "independent" within the meaning of the rules of both the NYSE and the SEC.

During fiscal year 2008, the Committee performed all of its duties and responsibilities under the Compensation Committee's charter. Additionally, as part of its responsibilities, the Committee reviewed the section of this Proxy Statement entitled "Compensation Discussion and Analysis" (CD&A), as prepared by management of VeriFone, and discussed the CD&A with management of VeriFone. Based on its review and discussions, the Committee recommended to the Board of Directors that the CD&A be included in this Proxy Statement.

COMPENSATION COMMITTEE
Leslie G. Denend, Chairman
Robert B. Henske
Collin E. Roche

REPORT OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The primary purposes of the Corporate Governance and Nominating Committee are to (i) identify individuals qualified to become members of the Board of Directors, (ii) develop and recommend to the Board standards to be applied in making determinations as to the absence of material relationships between VeriFone and a director, (iii) develop and recommend to the Board a set of corporate governance principles and (iv) assist management in the preparation of disclosure in this Proxy Statement regarding the operations of the Corporate Governance and Nominating Committee.

The Board has determined, upon the recommendation of the Corporate Governance and Nominating Committee, that Mr. Alspaugh, Dr. Denend, Mr. Hart, Mr. Henske, Mr. McGinn, Mr. Raff, Mr. Rinehart, Mr. Roche, and Mr. Stiefler were "independent" within the meaning of the rules of the NYSE and the SEC. The Corporate Governance and Nominating Committee currently consists of Mr. Alspaugh, Mr. McGinn and Mr. Raff, as well as Mr. Hart, as chairman. Dr. Castle did not seek re-election at our October 8, 2008 Annual Meeting of Stockholders and, accordingly, ceased to be a member of the Committee on October 8, 2008. Mr. McGinn joined the Committee effective March 18, 2009. The Board has determined that each member of the Committee is "independent" within the meaning of the rules of the NYSE and the SEC.

On an ongoing basis during fiscal 2008, the Corporate Governance and Nominating Committee evaluated potential candidates for positions on the Board and its committees, in each case in accordance with the criteria set forth in VeriFone's Corporate Governance Guidelines. The Corporate Governance and Nominating Committee approved and recommended to the Board of Directors the ten director nominees currently standing for election at the Annual Meeting.

Over the course of fiscal 2008, the Corporate Governance and Nominating Committee reviewed with management both the long-term and emergency succession plans for the Chief Executive Officer and other key employees.

As part of its duties, in December 2008, the Corporate Governance and Nominating Committee reviewed the Committee's charter and VeriFone's Corporate Governance Guidelines to determine whether any changes to the charter or the guidelines were deemed necessary or desirable by the Committee. After completing this review, the Committee recommended to the Board that no amendments to these documents needed to be made at that time. In March 2009, the Corporate Governance and Nominating Committee also reviewed the existing director compensation guidelines and recommended to the Board that no changes be made at that time.

The Committee also conducted an evaluation of its own performance that included an evaluation of its performance compared with the requirements of the charter of the Committee. During fiscal 2008, the Corporate Governance and Nominating Committee performed all of its duties and responsibilities under the Corporate Governance and Nominating Committee Charter.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

Alex W. (Pete) Hart, Chairman
Robert W. Alspaugh
Richard A. McGinn
Eitan Raff

REPORT OF THE AUDIT COMMITTEE

The purpose of the Audit Committee of VeriFone is to assist the Board of Directors in fulfilling its oversight responsibility to the stockholders, potential stockholders, the investment community, and others relating to: (i) the integrity of VeriFone's financial statements; (ii) VeriFone's compliance with legal and regulatory requirements; (iii) VeriFone's independent registered public accounting firm's qualifications and independence; (iv) the performance of VeriFone's internal audit function and independent registered public accounting firm; (v) the retention of VeriFone's independent registered public accounting firm; and (vi) the preparation of this report.

The Board of Directors has determined, upon the recommendation of the Corporate Governance and Nominating Committee, that each member of the Audit Committee is "independent" within the meaning of the rules of the NYSE and the SEC. The Audit Committee currently consists of Mr. Alspaugh, Dr. Denend, Mr. Rinehart and Mr. Stiefler, as well as Mr. Henske, as chairman. The Board of Directors has designated each of Mr. Henske and Mr. Alspaugh as an "Audit Committee financial expert" within the meaning of applicable SEC rules.

As set forth in the Audit Committee charter, management is responsible for the preparation, presentation, and integrity of VeriFone's financial statements, for the appropriateness of the accounting principles and reporting policies that are used by VeriFone and for implementing and maintaining internal control over financial reporting. The independent registered public accounting firm is responsible for auditing VeriFone's financial statements and for reviewing VeriFone's unaudited interim financial statements.

In fulfilling their responsibilities, it is recognized that members of the Audit Committee are not full-time employees of VeriFone and are not, and do not represent themselves to be, performing the functions of auditors or accountants. As such, it is not the duty or responsibility of the Audit Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards. Members of the Audit Committee necessarily rely on the information provided to them by management and the independent registered public accounting firm. Accordingly, the Audit Committee's considerations and discussions referred to below do not assure that the audit of VeriFone's financial statements has been carried out in accordance with generally accepted accounting principles or that VeriFone's auditors are in fact "independent."

In the performance of its oversight function, the Audit Committee has considered and discussed the audited financial statements with management and the independent registered public accounting firm. The Audit Committee has also discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as currently in effect. In addition, the Audit Committee has discussed with the independent registered public accounting firm the auditors' independence from VeriFone and its management, including the matters in the written disclosures and letter required by applicable requirements of the Public Company Accounting Oversight Board, a copy of which the Audit Committee has received. All non-audit services performed by the registered public accounting firm must be specifically pre-approved by the Audit Committee or a member thereof.

In reliance on the reviews and discussions referred to above, and subject to the limitations on the role and responsibilities of the Audit Committee referred to above and in the Audit Committee charter, the Audit Committee recommended to the Board the inclusion of the audited financial statements in VeriFone's Annual Report on Form 10-K for the fiscal year ended October 31, 2008, as filed with the Securities and Exchange Commission.

AUDIT COMMITTEE

Robert B. Henske, Chairman
Robert W. Alspaugh
Leslie G. Denend
Charles R. Rinehart
Jeffrey E. Stiefler

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of October 31, 2008 regarding securities issued under our equity compensation plans that were in effect during fiscal year 2008.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders(1)	9,091,900(2)	$26.20(3)	5,944,862(4)
Equity compensation plans not approved by security holders	—	—	—
Total	9,091,900(2)	$26.20	5,944,862(4)

(1) This reflects our New Founders' Stock Option Plan, Outside Directors' Stock Option Plan, 2005 Employee Equity Incentive Plan, and 2006 Equity Incentive Plan. This information also includes securities issuable pursuant to the Lipman Electronic Engineering Ltd. 2003 Stock Option Plan, Lipman Electronic Engineering Ltd. 2004 Stock Option Plan, Lipman Electronic Engineering Ltd. 2004 Share Option Plan, and Lipman Electronic Engineering Ltd. 2006 Share Incentive Plan as a result of our acquisition of Lipman Electronic Engineering Ltd. on November 1, 2006. VeriFone does not plan to issue securities in the future under any of the foregoing plans other than the 2006 Equity Incentive Plan.

(2) Includes 300,000 shares that may be issued under restricted stock unit awards that are subject to performance conditions.

(3) Excludes 385,188 shares subject to restricted stock units with an exercise price of $0 that were outstanding as of October 31, 2008.

(4) Represents shares remaining available for future issuance under our 2006 Equity Incentive Plan.

2006 Equity Incentive Plan

Our 2006 Equity Incentive Plan is the only plan under which we currently make grants of equity awards. Our 2006 Equity Incentive Plan permits grants of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and share units, dividend equivalent rights and other stock awards. Grants may be made to our directors, officers, and employees and other individuals performing services for us. The plan authorizes the issuance of an aggregate of 13,200,000 shares of our common stock. Any shares granted as stock options or stock appreciation rights shall be counted as one share issued under the plan for each share so granted. Any shares granted as awards other than stock options or stock appreciation rights shall be counted as 1.75 shares issued under the plan for each share so granted. As of October 31, 2008, there were 6,156,866 options outstanding at a weighted-average exercise price of $29.14 per share, of which 1,841,331 were exercisable at a weighted-average exercise price of $32.34 per share, and there were 385,188 restricted stock units outstanding, none of which were exercisable.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information concerning the beneficial ownership of the shares of our common stock as of March 31, 2009, by:

- each person we know to be the beneficial owner of 5% of more of our outstanding shares of common stock;
- each of our named executives;
- each of our current directors; and
- all of our current executive officers and directors as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on 84,464,520 shares of common stock outstanding as of March 31, 2009. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of March 31, 2009 are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address of each individual listed below is c/o VeriFone Holdings, Inc., 2099 Gateway Place, Suite 600, San Jose, California 95110.

	Shares Beneficially Owned	
Name and Address of Beneficial Owner	**Number**	**Percent of Class**
Beneficial owners		
GTCR Fund VII, L.P.(1)	9,658,909	11%
Capital Research Global Investors(2)	9,276,500	11%
FMR LLC(3)	7,264,902	9%
Brookside Capital Partners Fund, L.P.(4)	4,768,400	6%
Douglas G. Bergeron(5)	2,114,928	3%
Robert Dykes	129,082	*
Clinton Knowles	—	—
Barry Zwarenstein(6)	91,265	*
Isaac Angel(7)	101	*
Elmore Waller(8)	117,839	*
Jeffrey Dumbrell(9)	44,063	*
Eliezer Yanay(10)	118,125	*
Robert W. Alspaugh	—	—
Dr. Leslie G. Denend(11)	42,250	*
Alex W. (Pete) Hart(12)	32,125	*
Robert B. Henske(13)	41,875	*
Richard A. McGinn	—	—
Eitan Raff(14)	11,250	*
Charles Rinehart(15)	49,000	*
Collin E. Roche(1)	9,658,909	11%
Jeffrey E. Stiefler	—	—
All directors and current executive officers as a group (14 persons)**	12,359,446	15%

* Less than 1%.

** Beneficial ownership information is provided as of March 31, 2009. Total includes shares beneficially owned by Messrs. Dumbrell and Yanay, who became named executives effective November 1, 2008. Total does not include shares beneficially owned by Messrs. Zwarenstein, Knowles or Angel, each of whom is a former named executive of VeriFone.

(1) The address of each of GTCR Fund VII, L.P., GTCR Capital Partners, L.P., GTCR Co-Invest, L.P. and Mr. Roche is c/o GTCR Golder Rauner, L.L.C., 6100 Sears Tower, Chicago, Illinois 60606. Beneficial ownership information includes 8,928,188 shares of common stock held by GTCR Fund VII, L.P., 648,984 shares of common stock held by GTCR Capital Partners, L.P., and 81,737 shares of common stock held by GTCR Co-Invest, L.P. GTCR Golder Rauner, L.L.C. is the general partner of the general partner of GTCR Fund VII, L.P., the general partner of the general partner of the general partner of GTCR Capital Partners, L.P., and the general partner of GTCR Co-Invest, L.P. GTCR Golder Rauner, L.L.C., through a six-person members committee (consisting of Mr. Roche, Philip A. Canfield, David A. Donnini, Edgar D. Jannotta, Jr., Joseph P. Nolan, and Bruce V. Rauner, with Mr. Rauner as the managing member), has voting and dispositive authority over the shares held by GTCR Fund VII, L.P., GTCR Capital Partners, L.P., and GTCR Co-Invest, L.P., and therefore beneficially owns such shares. Decisions of the members committee with respect to the voting and disposition of the shares are made by a vote of not less than one-half of its members and the affirmative vote of the managing member and, as a result, no single member of the members committee has voting or dispositive authority over the shares. Each of Messrs. Bondy, Roche, Canfield, Donnini, Jannotta, Nolan, and Rauner, as well as Vincent J. Hemmer, David F. Randell, George E. Sperzel and Daniel W. Yih are principals of GTCR Golder Rauner, L.L.C., and each of them disclaims beneficial ownership of the shares held by the GTCR funds.

(2) The address of Capital Research Global Investors ("CRGI") is 333 South Hope Street, Los Angeles, California 90071. CRGI has the sole power to vote and dispose of 9,276,500 shares of common stock. This information is based solely upon a Schedule 13G/A filed by CRGI on February 17, 2009 for beneficial ownership as of December 31, 2008.

(3) The address of FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109. FMR LLC ("FMR") has the sole power to vote or direct the vote of 518,400 shares and the sole power to dispose or direct the disposition of 7,264,902 shares of common stock. Beneficial ownership information includes 6,747,702 shares of common stock held by Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR, 510,209 shares of common stock held by Pyramis Global Advisors Trust Company ("PGATC"), an indirect wholly-owned subsidiary of FMR, and 6,991 shares of common stock held by FIL Limited ("FIL"). Edward C. Johnson 3d, Chairman of FMR, and members of the family of Mr. Johnson are the predominant owners, directly or through trusts, of Series B voting common shares of FMR, representing 49% of the voting power of FMR. Through their ownership of voting common shares and the execution of a shareholders' voting agreement with the majority vote of Series B voting common shares, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. Mr. Johnson and FMR each has sole power to dispose of the 6,747,702 shares of common stock held by Fidelity, sole power to vote and dispose of the 510,209 shares of common stock held by PGATC and sole power to dispose of 6,991 shares of common stock held by FIL. This information is based solely upon a Schedule 13G filed by FMR on February 17, 2009 for beneficial ownership as of December 31, 2008.

(4) The address of Brookside Capital Partners Fund, L.P. is 111 Huntington Avenue, Boston, Massachusetts 02199. Brookside Capital Partners Fund, L.P. ("Brookside") has the sole power to vote and dispose of 4,768,400 shares of common stock. Domenic Ferrante, as the sole managing member of Brookside Capital Management, LLC ("BCM"), BCM as the sole general partner of Brookside Capital Investors, L.P. ("BCI") and BCI, as the sole general partner of Brookside, may each be deemed to share voting or investment control over the shares. This information is based solely upon a Schedule 13G/A filed by Brookside on February 17, 2009 for beneficial ownership as of December 31, 2008.

(5) Beneficial ownership information includes 1,946,178 shares held by various family trusts the beneficiaries of which are members of Mr. Bergeron's family. In addition, 168,750 shares listed as beneficially owned by

Mr. Bergeron represent shares (i) issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after March 31, 2009 and (ii) issuable upon vesting of restricted stock units that will vest within 60 days of March 31, 2009.

(6) Beneficial ownership information includes 91,265 shares held by Mr. Zwarenstein directly. Mr. Zwarenstein's employment was terminated as of August 19, 2008.

(7) Beneficial ownership information represents 101 shares held by Mr. Angel directly. Mr. Angel retired as Executive Vice President, Global Operations, effective January 1, 2008.

(8) Beneficial ownership information includes 5,000 shares held by Mr. Waller directly. In addition, 112,839 shares listed as beneficially owned by Mr. Waller represent shares (i) issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after March 31, 2009 and (ii) issuable upon vesting of restricted stock units that will vest within 60 days of March 31, 2009.

(9) All 44,063 shares listed as beneficially owned by Mr. Dumbrell represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after March 31, 2009.

(10) Beneficial ownership information includes 16,188 shares held by Mr. Yanay directly and 1,000 shares beneficially owned by Mr. Yanay indirectly. In addition, 100,937 shares listed as beneficially owned by Mr. Yanay represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after March 31, 2009.

(11) All 42,250 shares listed as beneficially owned by Dr. Denend represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after March 31, 2009.

(12) Beneficial ownership information includes 6,000 shares held by Mr. Hart directly. In addition, 26,125 shares listed as beneficially owned by Mr. Hart represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after March 31, 2009.

(13) All 41,875 shares listed as beneficially owned by Mr. Henske represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after March 31, 2009.

(14) All 11,250 shares listed as beneficially owned by Mr. Raff represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after March 31, 2009.

(15) Beneficial ownership information includes 1,000 shares held by Mr. Rinehart directly and 20,000 shares held by the Rinehart Family Trust dated January 18, 1994 the beneficiaries of which are members of Mr. Rinehart's family. In addition, 28,000 shares listed as beneficially owned by Mr. Rinehart represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after March 31, 2009.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We occasionally enter into transactions with entities in which an executive officer, director, 5% or more beneficial owner of our common stock, or an immediate family member of these persons have a direct or indirect material interest. The Audit Committee reviews and approves each individual related party transaction exceeding $120,000, and believes all of these transactions were on terms that were reasonable and fair to us. The Audit Committee also reviews and monitors on-going relationships with related parties to ensure they continue to be on terms that are reasonable and fair to us.

Indemnification and Employment Agreements

As permitted by the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation that authorize and require us to indemnify our executive officers and directors to the full extent permitted under Delaware law, subject to limited exceptions. We have also entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers which may be broader than the specific indemnification provisions contained in Delaware law. Also, as described above in "Employment-Related Agreements with Named Executives" under "Executive Compensation," we have existing employment-related agreements with our Chief Executive Officer and Chief Financial Officer.

Equity Grants

We have granted stock options and restricted stock units to purchase shares of our common stock to our executive officers and directors and restricted stock units to certain of our executive officers. See "Compensation Discussion and Analysis," "Executive Compensation" and "Director Compensation" in this Proxy Statement.

PROPOSAL 2: APPROVAL OF A STOCK OPTION EXCHANGE PROGRAM FOR EMPLOYEES, EXCLUDING OUR NAMED EXECUTIVES AND DIRECTORS

On April 1, 2009, our Board approved, upon recommendation of the Compensation Committee and subject to stockholder approval, a stock option exchange program (the "Exchange Program"). In accordance with the VeriFone 2006 Equity Incentive Plan (the "2006 Plan") and the listing requirements of the NYSE, we are seeking stockholder approval of the proposed Exchange Program. The proposed Exchange Program would allow our employees, other than our named executives and directors, to surrender stock options with an exercise price higher than the 52-week high of our stock price during the one-year period prior to the commencement of an exchange offer under the Exchange Program, and which have been outstanding for more than 12 months, in exchange for a lesser number of new stock options with a fair value that is approximately the same as the fair value of the surrendered stock options, also referred to as a "value-for-value" exchange. Our named executives excluded from the Exchange Program are Messrs. Bergeron, Dykes, Dumbrell, Waller and Yanay. The Exchange Program may be accomplished through one or more stock option exchanges, each of which, if implemented, would be commenced within six months of stockholder approval.

As described in fuller detail below, we believe the proposed Exchange Program is in VeriFone's best interest. If approved, the Exchange Program would enable us to restore some of the retention and incentive value of the equity awards that have been granted to a significant portion of our employees. We have designed the Exchange Program to allow us to achieve this value with minimal incremental stock-based compensation cost to VeriFone, no increase in cash compensation expense and with the added benefit of reducing the perception of potential dilution to our stockholders.

All stock options surrendered as part of the Exchange Program will be cancelled upon completion of the applicable stock option exchange offer. Shares underlying surrendered options granted under the 2006 Plan will automatically become available for future issuance under the 2006 Plan. As part of seeking stockholder approval for the Exchange Program, we are also requesting for shares underlying surrendered options not originally granted under the 2006 Plan to be added to the number of authorized shares available for issuance under our 2006 Plan. Therefore, if the proposed Exchange Program is approved by stockholders, the number of authorized shares available for issuance under our 2006 Plan will be increased by the total number of shares underlying surrendered options not originally granted under the 2006 Plan.

Reasons We Believe the Exchange Program is in VeriFone's Best Interests

Our equity incentive program is a key component of our employee compensation program. We believe that providing stock options to employees as part of their entire compensation package is an effective way to motivate our employees. We believe that compensating employees with a combination of cash and equity rather than cash alone better aligns employee interests with long-term stockholder value. Effective equity awards permit us to motivate employees to build stockholder value and achieve long term stock price growth. However, in recent months we have experienced substantial declines in the market price of our stock due in part to prolonged weak economic conditions worldwide and overall weakness in the capital markets as well as weakness in our business and operations. In particular, many of our customers operate in the financial services and retail sectors, which have been among the most severely impacted in the recent global economic downturn, resulting in less demand for our products and thereby adversely affecting our financial performance.

While we have taken a number of steps to preserve or increase our stock price in response to the weakness in the global economy, including reducing expenses and restructuring our operations, our stock price has remained at depressed levels given the persistent uncertainty and softness in the financial markets. As of April 15, 2009, approximately 76% of our total outstanding stock option grants have an exercise price higher than our closing market price of $7.71. Our employees perceive these options to have little or no current economic value. Although a critical element of our compensation structure, our equity incentive program as currently structured is not providing the retention or incentive value it is intended to provide.

The effect of the substantial decline in our stock price has a widespread impact on our ability to retain and motivate our employees. As we have grown our company, we have worked to attract, recruit, hire and train a talented employee base worldwide. We have historically included stock option grants as part of our compensation to the majority of our employees. We have utilized stock option grants to reward strong employee performance and contributions to the company as we believe this further motivates strong performance. Equity awards also help us retain our work force, which includes a large number of engineers and specialists who are working on multi-year projects to develop next generation point-of-sale systems or have skills developed over a number of years and who would therefore be difficult or costly to replace.

We have considered alternative approaches to motivate, retain and reward our employees in light of the actual and perceived lack of value of a key element of their compensation structure. Replicating the intended benefits of the now underwater stock options simply with the issuance of new stock options or by cash payments would result in a substantial increase in our compensation expense and cash used in operations and does not have the added benefit of aligning the economic interests of the employee base with the interests of our stockholders. A one-for-one option exchange or the granting of additional stock options or other equity awards at the current low stock price is less feasible than our proposed Exchange Program as such alternatives would increase the rate at which our available stock option pool is consumed beyond what we believe is desirable, would substantially increase our equity award overhang with potential dilution to our stockholders and would result in greater compensation expenses associated with stock option grants.

The proposed Exchange Program will permit us to motivate, retain and reward our employees on a value-for-value exchange basis (described below) designed to have minimal incremental compensation expense. Because we are required under accounting rules to continue to recognize the compensation expense attributed to our stock option grants even when such option grants are underwater, we are incurring compensation expense without achieving the compensation goals for such option grants. By permitting a value-for-value exchange, the Exchange Program would allow us to effectively replace the compensation expense attributed to underwater option grants with compensation expense attributable to option grants that have actual economic value to our employees with minimal incremental compensation expense.

Finally, our proposed Exchange Program has the added benefit of reducing our total number of outstanding stock options, or "overhang," because a lower number of option grants would be issued in exchange for the surrendered stock options. Because the Exchange Program is intended to be a value-for-value exchange, an Eligible Optionee will be required to exchange a higher number of underwater stock options for a lower number of new stock options at our current market price, thereby reducing the total number of stock options outstanding. This has the effect of reducing the potential dilution to our stockholders from our equity-based compensation plans.

Summary of the Exchange Program

If approved by stockholders, the Exchange Program would be offered to all of our employees holding eligible options (as defined below) except for our named executives and our directors, none of whom will be eligible to participate in the Exchange Program. In addition, an individual whose employment or consulting arrangement terminates for any reason prior to the grant date of the replacement option under the Exchange Program will not be eligible to participate in the Exchange Program. We refer to those employees who are eligible to participate in the Exchange Program as the "Eligible Optionees." Although we intend to offer the Exchange Program to all Eligible Optionees, we may exclude employees in certain non-U.S. jurisdictions from the Exchange Program if we determine that local law or other considerations would make their participation impracticable.

Stock options that may be surrendered as part of an exchange offer under the Exchange Program are those options that have been outstanding for more than 12 months, and with an exercise price higher than the highest closing price of our stock (as reported on the NYSE) during the 52 weeks immediately prior to the commencement of the exchange offer. We refer to this stock price as "the 52-week high." We refer to those stock options that may be surrendered as part of the Exchange Program as "Eligible Options." We believe using the 52-week high as the threshold for Eligible Options fairly captures those option grants that have had limited, if any, perceived economic value to the employee for a significant period of time.

We propose to use a value-for-value exchange to determine the number of new stock options that will be granted in exchange for surrendered stock options. A value-for-value exchange is one in which the economic value of the options to be granted is not greater than the economic value of the options surrendered in the exchange, with economic value measured using accepted option pricing models. Our intent is to establish exchange ratios that would result in the issuance of replacement stock options in the Exchange Program with a fair value, in the aggregate, approximately equal to the fair value of the stock options surrendered in the Exchange Program. These exchange ratios would be established by grouping together Eligible Options with similar exercise prices and assigning an appropriate exchange ratio to each grouping and would be set immediately prior to commencing an exchange offer under the Exchange Program.

We currently use the Black-Scholes option pricing model, a generally accepted method used for estimating the fair value of stock options to calculate the fair value of our stock option grants for accounting purposes under SFAS No. 123(R). The Black-Scholes option pricing model calculates fair value based on certain valuation assumptions that we make, including assumptions about the volatility of the underlying stock and the expected term of the stock option. The exchange ratios will be determined based on the fair value of each group of Eligible Options and the value of the replacement stock options, in each case as calculated under the Black-Scholes option pricing model prior to the commencement of an exchange offer under the Exchange Program. Under this value-for-value approach, we do not expect to incur incremental stock-based compensation expense as a result of the Exchange Program other than minimal additional compensation cost due to variation in our stock price and other inputs between the time we establish the exchange ratios and the grant date of the replacement stock options following the completion of an exchange offer under the Exchange Program. Any such additional stock-based compensation expense would be recognized over the four-year service period of the replacement options.

Our Compensation Committee retains the discretion to adjust the exchange ratios for any reason, including if there is a significant change in the market price of our common stock preceding the start of the Exchange Program or in order to more efficiently or effectively carry out the Exchange Program. Any adjustment in the exchange ratios will not result in the exchange ratios being reduced below the value-for-value exchange ratios as calculated under our Black-Scholes option pricing model as described above.

Under the proposed Exchange Program, Eligible Options surrendered will only be exchanged for a new stock option grant but not for any other form of award such as cash or restricted stock units. The replacement stock options under the Exchange Program will be issued under our 2006 Plan and will be subject to the terms of the 2006 Plan. Each new stock option grant will have an exercise price equal to the closing price of our stock (as traded on the NYSE) on the grant date of the new stock option. New stock option awards will receive a renewed full four year vesting period with 25% of the award vesting at the end of the first year and 1/16th of the award vesting each quarter thereafter, and have a life of seven years from the date of grant.

All stock options surrendered as part of the Exchange Program will be cancelled upon completion of the applicable exchange offer. Shares underlying surrendered options granted under the 2006 Plan will automatically become available for future issuance under the 2006 Plan. As part of seeking stockholder approval for the Exchange Program, we are also requesting for shares underlying surrendered options not originally granted under the 2006 Plan to be added to the number of authorized shares available for issuance under our 2006 Plan. Approval of the Exchange Program would result in an increase in the number of authorized shares available for issuance under our 2006 Plan by the total number of shares underlying surrendered options not originally granted under the 2006 Plan.

The Exchange Process and Impacts of the Exchange Program

If the Exchange Program is approved, we expect to commence any exchange offers under the Exchange Program within six months of stockholder approval. However, we also reserve the right not to implement the Exchange Program or to terminate the Exchange Program after it has been initiated if our Board determines it is no longer in the best interests of VeriFone. VeriFone will not commence any exchange offer under the Exchange Program after this six-month time frame without first seeking stockholder approval. Below, we describe how we intend to implement the exchange process and the anticipated impact of the Exchange Program, including our estimate of Eligible Options based on our current stock price. Although the Exchange Program will be effected substantially as described in the above Summary of the Exchange Program, our actual implementation may differ from the specific process described below. For example, we may determine that it is necessary or prudent to adjust the process because of administrative needs, local law requirements in foreign jurisdictions or accounting rules. We may also determine that the objectives of the Exchange Program may be achieved in a more efficient or meaningful manner. In particular, we may decide to execute the Exchange Program in two or more separate offers that commence within six months of stockholder approval, with each offer meeting the material terms and implemented in the manner described in this Proposal. The final terms of the Exchange Program will be set forth in the exchange offer documents that will be filed with the SEC and distributed to Eligible Optionees.

Following stockholder approval, we may formally commence an exchange offer under the Exchange Program by delivering to each Eligible Optionee the exchange offer documents which will describe the terms of the Exchange Program, explain the impacts of the Exchange Program to the Eligible Optionees, and provide information on how an Eligible Optionee may elect to participate in the Exchange Program. The offer for Eligible Optionees to participate in the Exchange Program will remain open for at least 20 business days during which Eligible Optionees may, in their discretion, choose to surrender some or all of their Eligible Options. The period of time during which the offer remains open to Eligible Optionees is referred to as the Offer Period. During the Offer Period, Eligible Optionees may complete and submit the election forms included with the exchange offer documents to participate in the Exchange Program. If you are a stockholder and also hold options that may be Eligible Options, your vote approving the Exchange Program does not constitute an election to participate in the Exchange Program. Eligible Optionees may elect to participate in the Exchange Program only by completing the election forms in accordance with the specific instructions in the exchange offer documents which will be provided after commencement of the Exchange Program. Prior to the commencement of an exchange offer under the Exchange Program, we will file the exchange offer documents with the SEC as part of a tender offer statement on Schedule TO. Eligible employees, as well as stockholders and members of the public, will be able to review the offer to exchange and other related documents filed by us with the SEC free of charge at the SEC's website at www.sec.gov.

Prior to commencing an exchange offer under the Exchange Program, we will establish the actual exchange ratios that will be used to determine the number of new stock options that will be granted to replace option grants surrendered under the Exchange Program. We expect to divide the pool of Eligible Options into groups with similar exercise prices. An exchange ratio will be set for each group of Eligible Options based on the fair value of the Eligible Options and the estimated fair value of our common stock at the time the new stock option would be granted, each as calculated using the Black-Scholes option pricing model. The actual exchange ratios will be established at a date as close as practicable to the commencement date of an exchange offer under the Exchange Program in order to minimize any additional compensation expense that may arise as a result of changes in our stock price or other variables after the exchange ratios have been established but before the grant date of the replacement options.

As an illustrative example only, if an exchange offer under the Exchange Program is implemented based on our stock options outstanding as of April 15, 2009, assuming a tender offer that commenced on December 1, 2009 and assuming a hypothetical 52-week high such that Eligible Options include all option grants with an exercise price above $10.00 per share, then approximately 5.5 million of our stock options outstanding would be Eligible Options. Such Eligible Options would have exercise prices ranging from $10.00 per share to $44.43 per share, a weighted average exercise price of $26.68 per share and a weighted average remaining life of 4.16 years. If we further assumed all of the Eligible Options in our example were surrendered, we would expect to issue approximately 1.6 million stock options to replace the surrendered stock options. This number of replacement stock options is determined based on the fair value of the Eligible Options in our illustrative example calculated using the Black-Scholes option pricing model, an assumed stock price volatility of 50% and a stock price based on the closing price of our stock on April 24, 2009 of $7.24. Because participation in the Exchange Program is at the discretion of each Eligible Optionee, we are not able to predict the number of Eligible Options that may be surrendered and the number of replacement stock options that will be granted in exchange. Moreover, the data relevant to determining the exchange ratios, the 52-week high, the number of Eligible Options and other variables will not be available until just before the start date of an exchange offer under the Exchange Program. Therefore, this example should not be presumed to represent the actual exchange ratios or impact of the Exchange Program.

The following table sets forth approximate exchange ratios assuming the hypothetical Exchange Program offer in our above example. These exchange ratios indicate the number of stock options an Eligible Optionee in a particular Eligible Option grouping would have to tender in order to receive one replacement stock option. This table is for illustrative purposes only. The information in this table does not purport to reflect the actual exchange ratios that would be established prior to commencing an exchange offer under the Exchange Program and which may differ materially.

	Range of Exercise Price Per Share	Number of Outstanding Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Life (Years)	Approximate Exchange Ratio(1)
Group 1	$10.00 – $16.25	1,042,353	$10.67	3.9	1.7 for 1
Group 2	$19.81 – $19.99	676,500	$19.99	5.7	1.8 for 1
Group 3	$20.15 – $26.85	120,265	$22.71	2.6	9.5 for 1
Group 4	$27.92 – $30.76	1,702,242	$29.03	3.5	7.1 for 1
Group 5	$31.50 – $36.43	1,944,462	$35.51	4.5	5.7 for 1
Group 6	$40.01 – $44.43	30,500	$44.36	4.8	6.9 for 1

(1) The exchange ratio is expressed in terms of the number of Eligible Options that must be surrendered for one replacement option.

Upon the conclusion of an Offer Period, we will not accept any further elections. We will promptly grant the new stock options which will replace the surrendered stock options. An employee whose employment terminates for any reason prior to the grant date of the replacement options, including voluntary resignation, retirement, involuntary termination, layoff, death or disability, are not considered Eligible Optionees for the Exchange Program, and will retain his or her Eligible Options subject to their existing terms.

Surrendered stock options will be cancelled as of the date of the replacement options. Shares underlying stock options that are cancelled as part of the Exchange Program will be added to the number of shares available for future issuance under our 2006 Plan, whether or not such surrendered options were originally granted under the 2006 Plan. As of April 15, 2009, there were 10,091,368 options outstanding, with a weighted average exercise price of $21.06 and a weighted average remaining term of 5.11 years, and 107,574 shares of common stock to be issued in respect of outstanding restricted stock units. Under the 2006 Plan, restricted stock awards count as 1.75 shares issued per restricted stock unit granted. There were 4,718,098 shares available for issuance under the 2006 Plan as of April 15, 2009. In the illustrative example above, approximately 1.4 million of the approximately 5.5 million Eligible Options were initially granted under option plans that predated the 2006 Plan. Therefore, in our example, the number of authorized shares available for issuance under our 2006 Plan would be increased by the shares underlying these 1.4 million options if all of these shares were surrendered in the Exchange Program.

Tax Considerations

The tax considerations will vary depending on the applicable jurisdiction. Our exchange offer documents will provide a more detailed summary of the tax considerations in the jurisdictions applicable to our Eligible Optionees. We believe that for U.S. federal income tax purposes, an exchange of stock options under the Exchange Program would be treated as a non-taxable exchange for both VeriFone and the participant because the replacement stock option will have an exercise price equal to the fair market value of our common stock on the grant date. However, the tax consequences of the Exchange Program are not entirely certain, and the Internal Revenue Service is not precluded from adopting a contrary position and the law and regulations themselves are subject to change. For U.S. federal income tax purposes, the replacement stock option grants under the Exchange Program will be non-qualified stock options consistent with VeriFone policy for stock option grants.

Accounting Treatment

We record stock-based compensation with respect to our equity awards in accordance with SFAS No. 123(R). Under SFAS No. 123(R), we use the Black-Scholes option pricing model to determine the fair value of a stock option at the time of the grant and we expense this fair value as stock-based compensation over a future period representing the service period for the option grant, typically four years. As described above, we may incur minimal additional stock-based compensation cost due to variation in our stock price and other inputs between the time we establish the exchange ratios and the grant date of the replacement stock options following the completion of an exchange offer under the Exchange Program. We do not expect any such additional compensation cost to be material. Any incremental compensation cost associated with the new stock options under the Exchange Program will be recognized over the four-year service period of the new awards. The unrecognized compensation expense from the surrendered stock options will be recognized prior to the end of the service period of the new stock options received in the Exchange Program. Compensation cost for stock options forfeited due to employees not meeting the applicable service requirements will not be recognized.

Effect on Stockholders

The Exchange Program was designed to provide renewed incentives and motivate the eligible employees to continue to create stockholder value and reduce the number of shares currently subject to outstanding options, thereby avoiding the dilution in ownership that normally results from supplemental grants of new stock options or other awards. We are unable to predict the precise impact of the Exchange Program on our stockholders because we cannot predict which or how many employees will elect to participate in the Exchange Program and which or how many eligible options such employees will elect to exchange. Please see the "The Exchange Process and Impacts of the Exchange Program" section above for the approximate exchange ratios assuming the hypothetical Exchange Program in our above illustrative example.

Directors' Recommendation

The Board of Directors unanimously recommends a vote "FOR" the approval of the stock option exchange program for employees, excluding our named executives and directors.

PROPOSAL 3: RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors of VeriFone has selected and appointed Ernst & Young LLP as the independent registered public accounting firm to audit the consolidated financial statements of VeriFone and its subsidiaries for the year ending October 31, 2009. Ernst & Young LLP audited the financial statements for us for the fiscal year ended October 31, 2008. A member of that firm will be present at the annual meeting, will have an opportunity to make a statement, if so desired, and will be available to respond to appropriate questions.

Although stockholder ratification of the appointment of our independent registered public accounting firm is not required by our bylaws or otherwise, we are submitting the selection of Ernst & Young LLP to our stockholders for ratification as a matter of good corporate governance practice. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time if it determines that such a change would be in the best interests of VeriFone and its stockholders. If our stockholders do not ratify the Audit Committee's selection, the Audit Committee will take that fact into consideration, together with such other factors it deems relevant, in determining its selection of our independent registered public accounting firm.

Audit Committee Pre-Approval Policies and Procedures

As required by Section 10A(i)(1) of the Exchange Act, our Audit Committee has adopted a pre-approval policy requiring that the Audit Committee pre-approve all audit and permissible non-audit services to be performed by Ernst & Young LLP. Any proposed service that has received pre-approval but which will exceed pre-approved cost limits will require separate pre-approval by the Audit Committee. In addition, pursuant to Section 10A(i)(3) of the Exchange Act, the Audit Committee has established procedures by which the Audit Committee may from time to time delegate pre-approval authority to the Chairman of the Audit Committee. If the Chairman exercises this authority, he must report any pre-approval decisions to the full Audit Committee at its next meeting.

Fees Paid to Independent Registered Public Accounting Firm

The following table shows information about fees paid by VeriFone and its subsidiaries to Ernst & Young LLP during the fiscal years ended October 31, 2008 and 2007 (in thousands):

	2008	Percentage of 2008 Services Approved by Audit Committee	2007	Percentage of 2007 Services Approved by Audit Committee
Audit fees	$7,757(1)	100%	$16,776(1)	100%
Audit-related fees	—	100	27	100
Tax fees	78	100	317	100
All other fees	7	100	11	100
Total fees	$7,842		$17,131	

(1) Audit fees incurred in fiscal years 2008 and 2007 included fees related to the restatement of the Condensed Consolidated Financial Statements for the three months ended January 31, April 30 and July 31, 2007.

Audit-Related Fees. This category consists of assurance and related services provided by Ernst & Young LLP that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under "Audit Fees." The services for the fees disclosed under this category primarily include employee benefit plan audits, due diligence related to acquisitions and consultations concerning financial accounting and reporting standards.

Tax Fees. This category consists of professional services rendered by Ernst & Young LLP, primarily in connection with our tax compliance activities, including the preparation of tax returns in certain overseas jurisdictions, consultation on tax matters, tax advice relating to transactions and other tax planning and advice.

All Other Fees. This category consists of fees for products and services other than the services reported above.

Directors' Recommendation

The Board of Directors unanimously recommends a vote "FOR" ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm to audit the consolidated financial statements of VeriFone and its subsidiaries for the fiscal year ending October 31, 2009. Unless a contrary choice is specified, proxies solicited by the Board of Directors will be voted "FOR" ratification of the appointment.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires VeriFone's executive officers, directors and persons who own more than 10% of VeriFone's common stock, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of VeriFone. The officers, directors and 10% stockholders are required by SEC regulations to furnish VeriFone with copies of all Section 16(a) forms they file.

SEC regulations require us to identify in this Proxy Statement anyone who failed to file on a timely basis reports that were due during the most recent fiscal year or, in certain cases, prior years. Based on our review of reports we received, or written representations from reporting persons stating that they were not required to file these forms, we believe that, during the fiscal year ended October 31, 2008, all Section 16(a) filing requirements were satisfied on a timely basis with the exception of one late Form 4 filing by Mr. Zwarenstein for a December 2007 transaction.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2008, the Compensation Committee consisted of Leslie G. Denend (Chairman), Robert B. Henske, and Collin E. Roche. During fiscal year 2008, none of the members was an officer or employee of VeriFone, and none of our executive officers served as a member of a board of directors or compensation committee of any entity that had one or more executive officers serving as a member of our Board or Compensation Committee.

Incorporation by Reference

To the extent that this Proxy Statement is incorporated by reference into any other filing by VeriFone under the Securities Act of 1933 or the Securities Exchange Act of 1934, the sections of this Proxy Statement entitled "Compensation Committee Report," "Report of the Corporate Governance and Nominating Committee" and "Report of the Audit Committee" (to the extent permitted by the rules of the SEC) will not be deemed incorporated and are not considered "soliciting" material.

Householding

The SEC has adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or Notice of Internet Availability of Proxy Materials addressed to those stockholders. This practice, known as "householding," is designed to reduce the volume of duplicate information and reduce printing and postage costs.

If you and others who share your mailing address own our common stock in street name, meaning through bank or brokerage accounts, you may have received a notice that your household will receive only one annual report and proxy statement or Notice of Internet Availability of Proxy Materials from each company whose stock is held in such accounts. Unless you responded that you did not want to participate in householding, you were deemed to have consented to it and a single copy of our proxy statement and annual report or Notice of Internet Availability of Proxy Materials have been sent to your address.

We will promptly deliver separate copies of our proxy statement and annual report or Notice of Internet Availability of Proxy Materials at the request of any stockholder who is in a household that participates in the householding of our proxy materials. You may send your request by mail to our Investor Relations department at VeriFone Holdings, Inc., 2099 Gateway Place, Suite 600, San Jose, CA 95110 or by telephone at (408) 232-7800. If you currently receive multiple copies of VeriFone's proxy materials and would like to participate in householding, please contact our Investor Relations department at the address or phone number described above.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on June 23, 2009

You may obtain, free of charge, a copy of our Annual Report, this Proxy Statement, our Corporate Governance Guidelines, our Code of Business Conduct and Ethics, and the charters for our Audit, Compensation and Corporate Governance and Nominating Committees, without charge, by writing to: VeriFone Holdings, Inc., 2099 Gateway Place, Suite 600, San Jose, California 95110, Attn: Investor Relations. **Our Annual Report, this Proxy Statement, and the other documents mentioned in this paragraph are available on our website at http://ir.verifone.com.** For directions to the Annual Meeting, please contact our Investor Relations Department at (408) 232-7800.

Other Matters

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors,

Douglas G. Bergeron
Chief Executive Officer

San Jose, California
Dated: May 12, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-32465

VERIFONE HOLDINGS, INC.
(Exact name of Registrant as Specified in its Charter)

DELAWARE *(State or Other Jurisdiction of Incorporation or Organization)*	**04-3692546** *(I.R.S. Employer Identification No.)*
2099 Gateway Place, Suite 600 **San Jose, CA** *(Address of Principal Executive Offices)*	**95110** *(Zip Code)*

(408) 232-7800
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of April 30, 2008, the aggregate market value of the common stock of the registrant held by non-affiliates was approximately $726.0 million based on the closing sale price as reported on the New York Stock Exchange.

There were 84,446,625 shares of the registrant's common stock issued and outstanding as of the close of business on December 31, 2008.

DOCUMENTS INCORPORATED BY REFERENCE

As noted herein, the information called for by Part III is incorporated by reference to specified portions of the Registrant's definitive proxy statement to be filed in conjunction with the Registrant's 2009 Annual Meeting of Stockholders, which is expected to be filed not later than 120 days after the Registrant's fiscal year ended October 31, 2008.

[THIS PAGE INTENTIONALLY LEFT BLANK]

VERIFONE HOLDINGS, INC.

2008 ANNUAL REPORT ON FORM 10-K

INDEX

FORWARD LOOKING STATEMENTS

This report and certain information incorporated by reference herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," or "continue," the negative of such terms, or comparable terminology.

Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in Item 1A-Risk Factors in this Annual Report on Form 10-K. These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.

These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under Item 1A-Risk Factors in this Annual Report on Form 10-K, and elsewhere in this report. We are under no duty to update any of the forward-looking statements after the date of this Annual Report on Form 10-K to conform such statements to actual results or to changes in expectations.

PART I

ITEM 1. *BUSINESS*

We are a global leader in secure electronic payment solutions. We provide expertise, solutions, and services that add value to the point of sale with merchant-operated, consumer-facing, and self-service payment systems for the financial, retail, hospitality, petroleum, transportation, government, and healthcare vertical markets. Since 1981, we have designed and marketed system solutions that facilitate the long-term shift toward electronic payment transactions and away from cash and checks.

Our system solutions consist of point of sale electronic payment devices that run our proprietary and third-party operating systems, security and encryption software, and certified payment software as well as other third-party value-added applications. Our system solutions are able to process a wide range of payment types. They include signature and PIN-based debit cards, credit cards, contactless/radio frequency identification ("RFID") cards and tokens, Near Field Communication ("NFC"), enabled mobile phones, smart cards, pre-paid gift and other stored-value cards, electronic bill payment, check authorization and conversion, signature capture, and electronic benefits transfer ("EBT"). Our proprietary architecture was the first to enable multiple value-added applications, such as gift card and loyalty card programs, healthcare insurance eligibility, and time and attendance tracking, to reside on the same system without requiring recertification when new applications are added to the system. We are an industry leader in multi-application payment system deployments and we believe we have the largest selection of certified value-added applications.

We design our system solutions to meet the demanding requirements of our direct and indirect customers. Our electronic payment systems are available in several modular configurations, offering our customers flexibility to support a variety of connectivity options, including wireline and wireless internet protocol ("IP") technologies. We also offer our customers support for installed systems, consulting and project management services for system deployment, and customization of integrated software solutions.

Security has become a driving factor in our business as our customers endeavor to meet ever escalating governmental requirements related to the prevention of identity theft as well as operating regulation safeguards issued by the credit and debit card associations, members of which include Visa International ("Visa"), MasterCard Worldwide ("MasterCard"), American Express, Discover Financial Services, and JCB Co., Ltd. ("JCB"). In September 2006, these card associations established the Payment Card Industry Security Standards Council ("PCI SSC") to oversee and unify industry standards in the areas of credit card data security, referred to as the PCI-PED standard which consists of PIN-entry device security ("PED") and the PCI Data Security Standard ("PCI-DSS") for enterprise data security, and the Payment Application Data Security Standard ("PA-DSS") for payment application data security. We are a leader in providing systems and software solutions that meet these standards and have upgraded or launched next generation system solutions that span our product portfolio ahead of mandated deadlines.

Our customers are primarily financial institutions, payment processors, petroleum companies, large retailers, government organizations, and healthcare companies, as well as independent sales organizations ("ISO"). The functionality of our system solutions includes the capture of electronic payment data, certified transaction security, connectivity, compliance with regulatory standards and the flexibility to execute a variety of payment and non-payment applications on a single system solution.

Company History

VeriFone, Inc., our principal operating subsidiary, was incorporated in 1981. Shortly afterward, we introduced the first check verification and credit authorization device ever utilized by merchants in a commercial setting. In 1984, we introduced the first mass market electronic payment system intended to replace manual credit card authorization devices for small merchants. VeriFone, Inc. became a publicly traded company in 1990 and was acquired by Hewlett-Packard Company in 1997. Hewlett-Packard ("HP") operated VeriFone, Inc. as a division until July 2001, when it sold VeriFone, Inc. to Gores Technology Group, LLC, a privately held acquisition and investment management firm, in a transaction led by our Chief Executive Officer, Douglas G. Bergeron. In July 2002, Mr. Bergeron and certain investment funds affiliated with GTCR Golder Rauner, LLC, or GTCR, a private equity firm, led a recapitalization in which VeriFone Holdings, Inc. was organized as a holding company for VeriFone, Inc., and GTCR-affiliated funds became our majority stockholders. We completed our initial public offering on May 4, 2005.

On November 1, 2006, we acquired Lipman Electronic Engineering Ltd. ("Lipman"). In connection with this acquisition, we issued 13,462,474 shares of our common stock and paid $347.4 million in cash in exchange for all the outstanding ordinary shares of Lipman. All options to purchase Lipman ordinary shares were exchanged for options to purchase approximately 3.4 million shares of our common stock. In addition, in accordance with the merger agreement, Lipman's Board of Directors declared a special cash dividend of $1.50 per Lipman ordinary share, or an aggregate amount of $40.4 million. This special cash dividend was paid on October 23, 2006 to Lipman shareholders of record as of October 11, 2006. The aggregate purchase price for this acquisition was $799.3 million. See *Note 2. "Business Combinations"* of Notes to Consolidated Financial Statements for additional information related to this acquisition.

Our Industry

The electronic payment solutions industry encompasses systems, software, and services that enable the acceptance and processing of electronic payments for goods and services and provide other value-added functionality at the point of sale. The electronic payment system is a critical part of the payment processing infrastructure. We believe that current industry trends, including the global shift toward electronic payment transactions and away from cash and checks, the rapid penetration of electronic payments in emerging markets as those economies modernize, the increasing proliferation of IP, connectivity and wireless communication, and an increasing focus on security to combat fraud and identity theft, will continue to drive demand for electronic payment systems.

The electronic payment system serves as the interface between consumers and merchants at the point of sale and with the payment processing infrastructure. It captures critical electronic payment data, secures the data through sophisticated encryption software and algorithms, and routes the data across a range of payment networks for processing, authorization, and settlement. Payment networks include credit card networks, such as Visa, MasterCard, and American Express, that route credit card and signature-based debit transactions, as well as electronic funds transfer ("EFT") networks, such as STAR, Interlink, and NYCE, that route PIN-based debit transactions. In a typical electronic payment transaction, the electronic payment system first captures and secures consumer payment data from one of a variety of payment media, such as a credit or debit card, smart card, or contactless/RFID card. Consumer payment data is then routed from the electronic payment system to the appropriate payment processor and financial institution for authorization. Finally, the electronic payment system receives the authorization to complete the transaction between the merchant and consumer.

Industry Trends

The major trend driving growth in the global payments industry has been the move towards electronic payment transactions and away from cash and checks. This trend has been accelerated by the usage of credit and debit card based payments, especially PIN-based debit. Another key driver is the growth in single application credit card solutions, which enable merchants to provide an efficient payment solution in non-traditional settings such as the emergence of pay-at-the-table in restaurants, which is capitalizing on the development of wireless communications infrastructure. The key geographic, technological, and regulatory drivers for this trend towards electronic payments are discussed below.

Rapid Penetration of Electronic Payments in Emerging Markets

Certain regions, such as Eastern Europe, Latin America, and Asia, have lower rates of electronic payments and are experiencing rapid growth. The adoption of electronic payments in these regions is driven primarily by economic growth, infrastructure development, support from governments seeking to increase value-added tax ("VAT") and sales tax collection, and the expanding presence of IP and wireless communication networks.

IP Connectivity

Broadband connectivity provides faster transmission of transaction data at a lower cost than traditional dial up telephone connections, enabling more advanced payment and other value-added applications at the point of sale. Major telecommunications carriers have expanded their communications networks and lowered fees, which allows more merchants to utilize IP-based networks cost effectively. The faster processing and lower costs associated with IP connectivity have opened new markets for electronic payment systems, including many that have been primarily cash-only industries such as quick service restaurants ("QSRs"). New wireless electronic payment solutions are being developed to increase transaction processing speed, throughput, and mobility at the point of sale, and offer significant security benefits by enabling consumers to avoid relinquishing their payment cards. A portable device can be presented to consumers, for example, to pay-at-the-table in full-service restaurants or to pay in other environments, such as outdoor arenas, pizza delivery, farmers' markets, and taxi cabs.

Growth of Wireless Communications

The development and increased use of wireless communications infrastructure are increasing demand for compact, easy-to-use, and reliable wireless payment solutions. The flexibility, ease of installation, and mobility of wireless make this technology an attractive and often more cost-effective alternative to traditional landline-based telecommunications.

The wireless communications industry has grown substantially in the United States and globally over the past twenty years. Cellular and Wireless Fidelity ("Wi-Fi") communications fully support secure IP-based payment transactions. The increased speed of wireless communications, and ever-expanding coverage maps of standardized wireless data technologies such as General Packet Radio Service ("GPRS"), and Code Division Multiple Access ("CDMA") makes wireless telecommunications an attractive alternative to traditional telecommunications.

Mobile technologies enable new applications for electronic payment transactions, including pay-at-the-table and pay-at-the-curb in restaurants, as well as electronic card payments in environments that once required cash payments or more expensive off-line card acceptance. These include delivery services, in-home services, taxi, and limousine credit and debit card acceptance. Mobile technologies also facilitate establishment of unattended payment stations such as ticketing and vending kiosks.

Increasing Focus on Security to Minimize Fraud and Identity Theft

Industry security standards are constantly evolving, driving recertification and replacement of electronic payment systems, particularly in Europe and the United States. In order to offer electronic payment systems that connect to payment networks, electronic payment system providers must certify their products and services with card associations, financial institutions, and payment processors and comply with government and telecommunications company regulations. This certification process may take up to twelve months to complete. See *"Industry Standards and Government Regulations"* for a more detailed description of these standards and regulations.

Storage and handling of credit card data by retailers represents a constant threat of fraud and identity theft, creating tremendous risk of financial and reputational losses.

The protection of cardholder data currently requires retailers to:

- Install only approved PIN-Entry Devices and replace any unapproved devices by 2010;
- Upgrade or modify processing systems to ensure ALL applications that capture, manage, transmit, or store cardholder information within the enterprise are compliant with PCI-DSS and PA-DSS;
- Upgrade wired/wireless networking infrastructure to monitored high-security routers/switches/hubs;
- Make wholesale changes to password and other system access policies; and
- Undertake costly quarterly or annual security audits by approved third-party auditors.

The current industry-wide response to this threat is to set site security policies across all enterprise systems. This approach is difficult and costly due to the complexity of most retail Information Technology ("IT") environments, and is unlikely to guarantee protection against data breaches. Furthermore, any system change, no matter how small, may be costly and time consuming to retailers as modification of any portion of the point of sale ("POS") system usually requires end-to-end re-certification.

Contactless Payments and Mobile Phone Initiated Payments based on NFC

Payments initiated via Contactless RFID technology continue to grow in popularity with trials, pilots, or rollouts taking place in all major geographies. Contactless payment credentials can be in the form of credit cards, key fobs, or other devices which use radio frequency communications between the payment credential and the point of sale system. According to the Smartcard Alliance, domestically there are approximately 18 million RFID-imbedded cards now in circulation and over 51,000 retail locations now able to accept contactless payments. This contactless acceptance infrastructure is not only capable of reading cards, key fobs, or token-based RFID payment media, but is also compatible with payments initiated via mobile phones using NFC technology.

Unattended Self-Service Kiosks and Outdoor Payment Systems

The growth in EuroPay, MasterCard, and Visa ("EMV") transactions that require consumers to enter a secret PIN code has had a trickle down effect on all aspects of the payment acceptance infrastructure, including self-service market segments. Unattended applications such as automated ticketing machines, self-order kiosks, bill payment, product vending, telephone calling card top up, and self-checkout applications that historically relied on a simple magnetic stripe reader to process credit and debit payments now require complex and secure payment systems to interact with the consumer safely and securely. Due to the dramatic increase in complexities involved in developing compliant, secure, and certified payment solutions, most unattended and outdoor kiosk vendors have turned to traditional payment system vendors such as VeriFone to provide easy to integrate and pre-certified payment modules to enable the future of electronic payments in these environments.

Products and Services

Our System Solutions

Our system solutions are available in several distinctive modular configurations, offering our customers flexibility to support a variety of consumer payment and connectivity options, including wireline and wireless IP technologies.

Countertop

Our countertop electronic payment systems accept magnetic, smart card, and contactless/RFID cards and support credit, debit, check, electronic benefits transfer, and a full range of pre-paid products, including gift cards and loyalty programs. Our countertop solutions are available under the Vx solutions and NURIT brands. These electronic payment systems incorporate high performance 32-bit Acorn RISC Machines ("ARM") microprocessors and have product line extensions targeted at the high-end countertop broadband and wireless solutions for financial retail, multi-lane retail, hospitality, government, and health care market segments. We design our products in a modular fashion to offer a wide range of options to our customers, including the ability to deploy new technologies at minimal cost as technology standards change. Our electronic payment systems are easily integrated with a full range of optional external devices, including secure PIN pads, check imaging equipment, barcode readers, contactless/RFID readers, and biometric devices. Our secure PIN pads support credit and debit transactions, as well as a wide range of applications that are either built into electronic payment systems or connect to electronic cash registers ("ECRs") and POS systems. In addition, we offer an array of certified software applications and application libraries that enable our countertop systems and secure PIN pads to interface with major ECR and POS systems.

Mobile/Wireless

We offer a line of wireless system solutions that support IP-based CDMA, GPRS, and Wi-Fi technologies for secure, "always on" connectivity. In addition, we have added a Bluetooth communications solution to our portfolio of wireless payment systems. We expect that market opportunities for wireless solutions will continue to be found in developing countries where wireless telecommunications networks are being deployed at a much faster rate than wireline networks. We have leveraged our wireless system expertise to enter into new markets for electronic payment solutions such as the emerging pay-at-the-table market solutions for full-service restaurants and systems for transportation and delivery segments where merchants and consumers are demanding secure payment systems to reduce fraud and identity theft.

Consumer-activated

We offer a line of products specifically designed for consumer-activated functionality at the point of sale. These products include large, easy-to-read displays, user-friendly interfaces, ECR interfaces, durable key pads, signature capture functionality, and other features that are important to serving customers in a multi-lane retail environment. For example, our signature capture devices automatically store signatures and transaction data for fast recall, and the signature image is time stamped for fraud prevention. Our consumer-activated system solutions also enable merchants to display advertising, promotional content, loyalty program information, and electronic forms in order to market products and services to consumers at the point of sale. We have extended our product portfolio to support these same features into the unattended market segments such as parking, ticketing, vending machines, gas pumps, self-checkout, and QSR markets.

Petroleum

Our family of products for petroleum companies consists of integrated electronic payment systems that combine card processing, fuel dispensing, and ECR functions, as well as secure payment systems for integration with leading petroleum pump controllers and systems. These products are designed to meet the needs of petroleum company operations, where rapid consumer turnaround, easy pump control, and accurate record keeping are imperative. These products allow our petroleum company customers to manage fuel dispensing and control and enable "pay at the pump" functionality, cashiering, store management, inventory management, and accounting for goods and services at the point of sale. They are compatible with a wide range of fuel pumps, allowing retail petroleum outlets to integrate our systems easily at most locations. We have recently expanded this suite of products to add a range of high security unattended devices and related software products targeted at integration with the petroleum pumps in domestic and international markets.

Server-based

Our server-based transaction products enable merchants to integrate advanced payment functionality into PC-based and other retail systems seamlessly. These products handle all of the business logic steps related to an electronic payment transaction (credit, debit, gift, and loyalty), including collection of payment-related information from the consumer and merchant, and communication with payment processors for authorization and settlement. Our products also enable the functionality of peripherals that connect to PC-based electronic payment systems, including consumer-activated products such as secure PIN pads and signature capture devices. The PayWare software product line we acquired from Trintech Group PLC in September 2006 has augmented our server-based, enterprise payment software solutions. The combined PayWare suite of products now includes Card acceptance/ merchant acquiring solutions (PCCharge, Payware PC, Payware Merchant, Payware Transact), POS Integration Software (Payware Link and Payware Link LE), Value Added Payment Solutions (Payware Gift and Payware Prepay) and Card Management Systems for Issuers and Acquirers (Payware CMS).

Unattended and Self-Service Payments

We offer a line of secure payment hardware and software integration modules designed to enable self-service solutions such as vending machines, ticketing kiosks, petroleum dispensers, public transportation turnstiles and buses, self-checkout, bill payment, and photo finishing kiosks to securely begin accepting magnetic stripe, EMV chipcard and/or contactless/NFC payment schemes. Our solutions leverage our widely adopted VX and MX Solutions security architecture, developer tools and an extensive developer network enabling our global customer base to leverage existing certified payment applications or easily provide customized solutions for unique unattended environments. Designed for both indoor and outdoor use in harsh environments, these components are easily integrated with existing self-service solutions and are used to securely segregate payment processing from the system of the host device.

Cardholder Data Security

We recently introduced a powerful and unique solution to protect sensitive consumer magnetic stripe data captured from credit and debit cards at the point of sale. This solution, VeriShield Protect, encrypts consumer card data at the moment it is swiped, before it enters the retailer's point of sale system and maintains that protection until it is outside of the merchant's infrastructure, effectively shielding the merchant from access to detailed consumer data. VeriShield Protect employs proprietary technology designed to mask the encrypted data in a manner that does not require changes to currently installed point of sales systems and applications, making adoption of this highly secure solution simple and cost effective for merchants. VeriShield Protect aids retailers in achieving certification for data security standards set forth by the PCI SSC, also adding an additional layer of protection not currently mandated by performing end-to-end encryption using proven secure Tamper Resistant Security Module (TRSM) technology commonly used today to protect consumer PINs at ATMs and POS devices. VeriShield Protect is currently available on our MX Solutions product line which is targeted at multi-lane retailer and petroleum-convenience store environments.

Our Services

Client Services

We support our installed base by providing payment system consulting, deployment, on-site and telephone-based installation and training, 24-hour help desk support, repairs, replacement of impaired system solutions, asset tracking, and reporting. We provide a single source of comprehensive management services providing support primarily for our own system solutions in most vertical markets. Our services address many system configurations, including local area networks, leased-line, and dial-up environments. We also offer customized service programs for specific vertical markets in addition to standardized service plans.

Customized Application Development

We provide specific project management services for large turn-key application implementations. Our project management services include all phases of implementation, including customized software development, procurement, vendor coordination, site preparation, training, installation, follow-on support, and legacy system disposal. We also offer customer education programs as well as consulting services regarding selection of product and payment methodologies and strategies such as debit implementation. We believe that our client services are distinguished by our ability to perform mass customizations for large customers quickly and efficiently.

Technology

We have developed the following core technologies that are essential to the creation, delivery, and management of our system solutions. We believe these technologies are central to our leadership position in the electronic payment solutions industry.

Platform Architecture

Our secure, multi-tasking, multi-application platform architecture consists of an ARM System-on-Chip, our proprietary operating systems, proprietary security system, multi-application support, and file authentication technology. The combination of these technologies provides an innovative memory protection and separation scheme to ensure a robust and secure operating environment, enabling the download and execution of multiple applications on an electronic payment system without the need for recertification.

Our operating environment and modular design provide a consistent and intuitive user interface for third-party applications as well as our own. We believe our platform design enables our customers to deliver and manage multi-application payment systems in a timely, secure, and cost-effective manner. We continue to enhance and extend the capabilities of our platform to meet the growing demands of our customers for secure multi-application payment systems.

Our newer consumer-activated and unattended payment system solutions also incorporate a commercial Linux operating system that we have customized to include security, application resources, and data communication capabilities required in these payment systems. The Linux operating system was chosen for functionality, adaptability, and robustness as well as the readily available development tools for graphical user interface and multi-media content applications.

Libraries and Development Tools

We believe that by delivering a broad portfolio of application libraries and development tools to our large community of internal and third-party application developers, we are able to significantly reduce the time to obtain certification for our system solutions. We provide a set of application libraries, or programming modules such as smart card interfaces, networking and wireless control protocol/internet protocol communications ("TCP/IP") and secure socket layer ("SSL") that have defined programming interfaces, that facilitate the timely and consistent implementation of our multi-application system solutions. Further, we maintain a high level of application compatibility across platforms, facilitating the migration of applications to future solutions.

We also provide developer tool kits that contain industry standard visual development environments (C/C++) along with platform-specific compilers and debuggers. We provide numerous support vehicles for our application development communities, including Developer Training, a dedicated developers' support team, and VeriFone DevNet, an online developers' portal that provides registered developers access to libraries, tools, programming guides, and support. Our libraries, tool kits, training, and support systems facilitate the rapid growth in deployment of third-party, value-added applications for our system solutions.

We believe that this growing portfolio of value-added applications increases the attractiveness of our solutions to global financial institutions and payment processors. In the highly competitive transaction processing market, these institutions are looking for ways to differentiate their solutions by adding additional services beyond credit and debit transaction processing. These value-added applications provide this differentiation and also provide a way to increase merchant retention and revenue for these channels.

Application Framework

Our SoftPay application framework contains a comprehensive set of pre-certified software modules enabling rapid configuration and delivery of merchant-ready applications for payment processors and financial institutions. We have configured SoftPay for use in a broad range of vertical markets including retail, restaurants, lodging, and rental services. SoftPay supports our comprehensive range of wireline and wireless IP communications options, including Ethernet, CDMA, GPRS, and Wi-Fi.

Remote Management System

Effective remote management is essential to cost effective deployment and maintenance of electronic payment systems. Our VeriCentre and NURIT Control Center systems provide broad remote management functionality for our system solutions, including software downloads, application management, remote diagnostics, and information reporting. In addition, we have developed a solution for managing the multi-media content, signature capture/storage/retrieval, and device management of our multi-media capable, consumer-activated Mx product line. Our management system licensees are responsible for the implementation, maintenance, and operation of the system. In certain markets and with certain customers, we maintain and manage the system to provide remote management services directly to customers. In addition, message management functionality allows financial institutions and payment processors to send customized text and graphics messages to any or all of their Verix NURIT, Secura, or Mx terminal based merchants, and receive pre-formatted responses.

Customers

Our customers include financial institutions, payment processors, petroleum companies, large retailers, government organizations, and healthcare companies, as well as ISOs, which re-sell our system solutions to small merchants. In North America, for the fiscal year ended October 31, 2008, approximately 42% of our sales were via ISOs, distributors, resellers, and system integrators, approximately 52% were direct sales to petroleum companies, retailers, and government-sponsored payment processors, and the remainder were to non-government-sponsored payment processors and financial institutions. Internationally, for the fiscal year ended October 31, 2008, approximately 33% of our sales were via distributors, resellers, and system integrators and the remaining 67% were direct sales to financial institutions, payment processors, and major retailers.

The percentage of net revenues from our ten largest customers is as follows:

	Years Ended October 31		
	2008	2007	2006
Percentage of net revenues from our ten largest customers	32.9%	30.8%	36.1%
Percentage of net revenues from First Data Corp. and its affiliates	*	*	13.0%

* Less than 10% of net revenues

No customer accounted for more than 10% of our net revenues for either of the fiscal years ended October 31, 2008 or October 31, 2007. For the year ended October 31, 2006, First Data Corporation and its affiliates accounted for 13.0% of our net revenues. Sales to First Data Corporation and its affiliates include its TASQ Technology division, which aggregates orders it receives from payment processors and ISOs.

Sales and Marketing

Our North American sales teams are focused specifically on financial institutions, payment processors, third-party distributors, and value-added resellers, and on specific vertical markets, such as petroleum, multi-lane retail, restaurants, bank branches, self-service kiosks, government, and healthcare. Typically, each sales team includes a general manager or managing director, account representatives, business development personnel, sales engineers, and customer service representatives with specific vertical market expertise. The sales teams are supported by client services, manufacturing, and product development teams to deliver products and services that meet the needs of our diverse customer base.

Our marketing group is responsible for product management, account management, program marketing, and corporate communications. Our product management group analyzes and identifies product and technology trends in the marketplace and works closely with our research and development group to develop new products and enhancements. Our program marketing function promotes adoption of our branded solutions through initiatives such as our Value-Added Partner ("VAP") Program. Our corporate communications function coordinates key market messaging across regions, including public relations and go-to-market product campaigns.

As of October 31, 2008, we had 325 sales and marketing employees, representing approximately 14% of our total workforce.

Our VAP Program provides a technical, operational, and marketing environment for third-party developers to leverage our distribution channels to sell value-added applications and services. As of October 31, 2008, over 37 third-party developers, or partners, in our VAP Program have provided solutions for pre-paid cards, gift cards, and loyalty cards and age verification services, among others. Through the program, merchants obtain seamless access to value-added applications, allowing them to differentiate their offerings without a costly product development cycle.

Global Outsourcing and Manufacturing Operations

Prior to our Lipman acquisition, we outsourced 100% of our product manufacturing to providers in the Electronic Manufacturing Services ("EMS") industry. This work was outsourced to Jabil Circuit, Inc., Sanmina-SCI Corporation, and Inventec Appliances Corporation. We have enabled direct shipment capability for several product lines from our EMS providers to our customers in various countries around the world. We have enhanced our previous supply chain model by creating a hybrid global manufacturing function where we will be able to enjoy the best elements of our outsourced model combined with our Israeli in-house manufacturing facilities. We believe that this new manufacturing model will provide us with significant advantages in terms of cost, new product introductions, flexibility to meet market demand, and quality.

Competition

Our principal competitors in the market for electronic payment systems and services are Ingenico S.A. and Hypercom Corporation, the two other large providers of payment systems. We also compete with First Data Corporation, Gemalto N.V., Gilbarco, Inc., a subsidiary of Danaher Corporation, International Business Machines Corporation, MICROS Systems, Inc., NCR Corporation, Radiant Systems, Inc., and Symbol Technologies, Inc., which is owned by Motorola, Inc. We compete primarily on the basis of the following factors: trusted brand, end-to-end system solutions, product certifications, value-added applications and advanced product features, advanced communications modularity, reliability, and low total cost of ownership.

We expect competition in our industry will be largely driven by the requirements to respond to increasingly complex technology, industry certifications, and security standards. We also see continued emphasis on consolidation among suppliers as evidenced by the recent Ingenico S.A./SAGEM Monetal merger and the acquisition by Hypercom of Thales e-Transactions, as the scale advantages related to research and development investment, volume purchasing power, and sales/technical support infrastructure continue to put pressure on smaller companies in our industry. In addition, First Data Corporation, a leading provider of payment processing services, has developed and continues to develop a series of proprietary electronic payment systems for the U.S. market.

Research and Development

We work with our customers to develop system solutions that address existing and anticipated end-user needs. Our development activities are distributed globally and managed primarily from the U.S. We utilize regional application development capabilities in locations where labor costs are lower than in the United States and where regional expertise can be leveraged for our target markets in Asia, Europe, and Latin America. Our regional application development centers provide customization and adaptation to meet the needs of customers in local markets. Our modular designs enable us to customize existing systems in order to meet customer requirements, shorten development cycles and reduce time to market.

Our research and development goals include:

- developing new solutions, technologies, and applications;
- developing enhancements to existing product solutions, technologies and applications;
- certifications of new and existing solutions in accordance with industry standards and regulations; and
- ensuring compatibility and interoperability between our solutions and those of third parties.

Our research and development expenses were $75.6 million, $65.4 million and $47.4 million for the fiscal years ended October 31, 2008, 2007, and 2006, respectively. Research and development expenses as a percentage of net revenues were 8.2%, 7.2%, and 8.1% for the fiscal years ended October 31, 2008, 2007, and 2006, respectively. As of October 31, 2008, we had 836 research and development employees representing approximately 35% of our total workforce.

Industry Standards and Government Regulations

In order to offer products that connect to payment networks, electronic payment system providers must certify their products and services with card associations, financial institutions, and payment processors, as well as comply with government and telecommunications company regulations.

We have gained an in-depth knowledge of certification requirements and processes by working closely with card associations, payment processors, security organizations, and international regulatory organizations to certify our new products. We accelerate this certification process by leveraging our platform architectures, user interface, and core technologies.

We retain a group of engineers who specialize in security design methodologies. This group is responsible for designing and integrating security measures in our system solutions and conducts early design reviews with independent security lab consultants to ensure compliance of our electronic payment system designs with worldwide security standards.

Regulatory certifications are addressed by our compliance engineering department, which is staffed by electromagnetic compatibility ("EMC") safety, telecommunications, and wireless carrier certification experts.

We actively participate in electronic payment industry working groups that help develop market standards. Our personnel are members of several working groups of the American National Standards Institute ("ANSI"), a private, non-profit organization that administrates and coordinates voluntary standardization in the U.S. and the Industry Standards Organization which contains working groups responsible for international security standards. They have leadership roles on subcommittees that develop standards in such areas as financial transactions, data security, smart cards, and the petroleum industry.

We also are subject to other legal and regulatory requirements, including the European Union's ("EU") Restriction on Hazardous Substances ("RoHS") Directive and the European Union Directive on Waste Electrical and Electronic Equipment ("WEEE"), which are designed to restrict the use of certain hazardous substances in finished goods and require active steps to promote recycling of components to limit the total quantity of waste going to final disposal.

Although the European Commission has adopted both directives, each member state is responsible for their enforcement. Each EU member state has an independent responsibility to enact national law to give effect to the WEEE Directive within its own borders, resulting in some variations in the implementation of WEEE among the different EU countries. In contrast, the RoHS directive has been universally implemented in all EU countries in a standard manner. In addition, similar legislations could be enacted in other jurisdictions, including the United States.

In March 2007, VeriFone achieved compliance with the "Administrative Measures on the Control of Pollution Caused by Electronic Information Products," commonly referred to as China RoHS regulations, as required by China's Ministry of Information Industry. Similar to the EU RoHS Directive, the China regulations restrict the importation into and production within China of electrical equipment containing certain hazardous materials.

We believe we have taken all necessary steps to ensure all newly finished goods shipping into EU, China, and U.S. markets were fully compliant with regional or country specific environmental legislation. We are also working diligently with local business representatives and/or customers on the various local WEEE compliance strategies, including WEEE registration, collection, reporting and recycling schemes.

We are also subject to the following standards and requirements:

Security Standards

Industry and government security standards ensure the integrity of the electronic payment process and protect the privacy of consumers using electronic payment systems. New standards are continually being adopted or proposed as a result of worldwide fraud prevention initiatives, increasing the need for new security solutions and technologies. In order for us to remain compliant with the growing variety of international requirements, we have developed a security architecture that incorporates physical, electronic, operating system, encryption, and application-level security measures. This architecture has proven successful even in countries that have particularly stringent and specific security requirements, such as Australia, Canada, Germany, the Netherlands, New Zealand, Singapore, Sweden, Switzerland and the United Kingdom.

Card Association Standards

Payment Card Industry Security Standards. In September 2006, the PCI SSC was formed by American Express, Discover Financial Services, JCB, MasterCard, and Visa. PCI SSC is responsible for developing and disseminating security specifications, validation of testing methods and security assessor training. The five founding companies participate on the policy setting Executive Committee of the PCI SSC.

In September 2006, the PCI SSC published an updated version of the PCI-DSS that represents a common set of industry tools and measurements to help ensure the safe handling of sensitive electronic transaction information. In October 2008, the PCI-DSS standard was updated and an expiration date for the previous version of this standard was set. The PCI SSC also released an updated version of the newer PA-DSS standard and set an expiration date for the original standard adopted in April 2008 by Visa under the Payment Application Best Practices ("PABP") program. The PCI-DSS and PA-DSS standard revisions include mandates and audit requirements for retailers, merchant acquirers, and payment application developers.

In September 2007, the PCI SSC announced that the PCI PED standard will be moved under the control of the PCI SSC. This PCI PED standard was previously maintained and updated by Visa, MasterCard, and JCB. The PCI PED specification and testing requirements have become a standard specification for the five card associations. All previous mandates and deadlines regarding PCI PED compliance will remain in effect under the PCI SSC. Further alignment with regional and national debit networks and certification bodies may occur, which would enable electronic payment system providers to certify payment technology more quickly and cost effectively. In practice, the PCI PED approval process represents a significant increase in level of security and technical complexity for PIN Entry Devices.

EMV Standards. EMV has introduced new standards to address the growing need for transaction security and interoperability. One important example is their establishment of EMVCo LLC, a smart card standards organization that has prescribed specifications for electronic payment systems (MasterCard, Visa, and JCB) to receive certifications for smart card devices and applications. The EMV standard is designed to ensure global smart card interoperability across all electronic payment systems. To ensure adherence to this standard, specific certifications are required for all electronic payment systems and their application software. We maintain EMV certifications across our applicable product lines.

Contactless System Standards. The major card associations have each established a brand around contactless payment. The brands and specifications are PayPass® for MasterCard, Visa payWave® and Visa Wave® for Visa, ExpressPay® for American Express, and ZIP® for Discover Financial Services. Along with these brands, each of the card associations has developed its own specifications governing its brand's user experience, data management, the card-to-reader protocols and in at least one case the protocol between the contactless reader and the host device. Each brand of contactless payment has a complete set of specifications, certification requirements and a very controlled testing and approval process. In order to access the specification and approval process, payment system manufacturers must become licensees of the relevant card association's specification. Although all of the specifications are based on ISO-IEC 14443, a standard developed by the International Organization for Standardization, the application approval processes are not compatible with one another. MasterCard has recently assigned its PayPass® contactless implementation specifications to EMVCo LLC, which is the first step towards the creation of a common specification and certification standard for contactless payment systems. The EMVCo LLC Contactless testing process is not yet in place. VeriFone actively participates in several standards bodies pursuing common standards for contactless payments, including INCITS B10, EMVCo LLC, The Smart Card Alliance and the NFC Forum.

MasterCard PTS and TQM Standard. The MasterCard POS Terminal Security ("PTS") Program addresses stability and security of IP communications between IP-enabled POS terminals and the acquirer host system using authentication/encryption protocols approved by MasterCard ensuring transaction data integrity. The purpose of this program is threefold:

- provide POS vendors with security guidelines to counter the threats presented by the use of Internet/IP technologies within the POS terminal infrastructure;
- specifically address network vulnerabilities within the increasingly popular IP networks; and
- identify potential vulnerabilities of an end-to-end solution that may occur as a result of failing to provide confidentiality, integrity, availability, authentication, non-repudiation, and replay attack prevention on the data being transmitted over the Internet.

We have successfully achieved Vx product-line and NURIT product-line compliance with the new MasterCard PTS security specification regarding security of IP-based systems. The MasterCard PTS program approval applies to several IP-enabled products including the Vx 510, Vx 570, Vx 610, Vx 670, and Vx 810 as well as the NURIT 8000, NURIT 8210, and NURIT 8400 payment systems. We are the first and only terminal vendor to achieve such a distinction across an entire product line.

The MasterCard Terminal Quality Management ("TQM") program was created in 2003 to "help ensure the quality and reliability of EMV compliant terminals worldwide." MasterCard's TQM program validates the entire lifecycle of the product, from design to manufacturing and deployment. This is a hardware quality management program, on top of the EMV Level 1 certification. It mainly involves the review and audit of the vendor's process in the different phases of implementation, manufacturing, and distribution. At the end of the process, the product is given a quality label. MasterCard has mandated the quality label to all their member banks and has made it a pre-requisite for their Terminal Integration Process ("TIP") since December 2003. We maintain TQM approval across all EMV Level 1 approved products deployed with EMV applications. The TQM program is now extended to Contactless payment systems and is a requirement for achieving a full PayPass Approval with MasterCard.

Payment Processor/Financial Institution Requirements

U.S. payment processors have two types of certification levels, Class A and Class B. Class B certification ensures that an electronic payment system adheres to the payment processor's basic functional and network requirements. Class A certification adds another stipulation that the processor actively supports the electronic payment system on its internal help desk systems. Attainment of Class A certification, which may take up to twelve months, requires working with each payment processor to pass extensive functional and end-user testing and to establish the help desk related infrastructure necessary to provide Class A support. Attaining Class A certifications increases the number of payment processors that may actively sell and deploy a particular electronic payment system. We have significant experience in attaining these critical payment processor certifications and have a large portfolio of Class A certifications with major U.S. processors. In addition, several international financial institutions and payment processors have certification requirements that electronic payment systems must comply with in order to process transactions on their specific networks. We have significant direct experience and, through our international distributors, indirect experience in attaining these required certifications across the broad range of system solutions that we offer to our international customers.

Telecommunications Regulatory Authority and Carrier Requirements

Our products must comply with government regulations, including those imposed by the Federal Communications Commission and similar telecommunications authorities worldwide regarding emissions, radiation, safety, and connections with telephone lines and radio networks. Our products must also comply with recommendations of quasi-regulatory authorities and of standards-setting committees. Our electronic payment systems have been certified as compliant with a large number of national requirements, including those of the Federal Communications Commission and Underwriters Laboratory in the U.S. and similar local requirements in other countries.

In addition to national requirements for telecommunications systems, wireless network service providers mandate certain standards with which all connected devices and systems must comply in order to operate on these networks. Many wireless network carriers have their own certification process for devices to be activated and used on their networks. Our wireless electronic payment systems have been certified by leading wireless carrier networks around the world.

Proprietary Rights

We rely primarily on copyrights, trademarks, patent filings, and trade secret laws to establish and maintain our proprietary rights in our technology and products. VeriFone maintains a patent incentive program and patent committee, which encourages and rewards employees to present inventions for patent application and filings.

As of October 31, 2008, we held 21 patents and have 43 patent applications filed with various patent offices in several countries throughout the world, including the United States, Canada, the United Kingdom, the European Union, China, Israel, India, Australia, Japan, and South Africa.

As of October 31, 2008, we held trademark registration in approximately 30 countries for VERIFONE and in approximately 40 countries for VERIFONE including our ribbon logo. We currently hold trademark registration in the United States and a variety of other countries for our product names and other marks.

We generally have not registered copyrights in our software and other written works. Instead, we have relied upon common law copyright, customer license agreements, and other forms of protection. We use non-disclosure agreements and license agreements to protect software and other written materials as copyrighted and/or trade secrets.

In the U.S. and other countries, prior to 2001, our predecessor held patents relating to a variety of POS and related inventions, which expire in accordance with the applicable law in the country where filed. In 2001, as part of the divestiture of VeriFone, Inc. from HP, VeriFone, Inc. and HP entered into a technology agreement whereby HP retained ownership of most of the patents owned or applied for by VeriFone prior to the date of divestiture. The technology agreement grants VeriFone a perpetual, non-exclusive license to use any of the patented technology retained by HP at no charge. In addition, we hold a non-exclusive license to patents held by NCR Corporation related to signature capture in electronic payment systems. This license expires in 2011, along with the underlying patents.

Segment and Geographical Information

For an analysis of financial information about geographic areas as well as our segments, see *"Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Segment Information"* and *Note 14. "Segment and Geographic Information"* of the Notes to Consolidated Financial Statements included herein.

Employees

As of October 31, 2008, we have 2,362 employees worldwide. None of our employees is represented by a labor union agreement or collective bargaining agreement. We have not experienced any work stoppages and we believe that our employee relations are good.

Executive Officers

The executive officers of VeriFone and their ages as of January 12, 2009 are as follows:

Name	Age	Position
Douglas Bergeron	48	Chief Executive Officer
Robert Dykes	59	Senior Vice President and Chief Financial Officer
Elmore Waller	59	Executive Vice President, Integrated Solutions
Jeff Dumbrell	39	Executive Vice President
Lazy Yanay	48	President of VeriFone Israel & Managing Director of Middle East

Douglas G. Bergeron. Mr. Bergeron has served as Chief Executive Officer of VeriFone Holdings, Inc. since July 2001. From December 2000 to June 2002, Mr. Bergeron was Group President of Gores Technology Group and from April 1999 to October 2000 served as President and Chief Executive Officer of Geac Computer Corporation. From 1990 to 1999, Mr. Bergeron served in a variety of executive management positions at SunGard Data Systems Inc., including Group CEO of SunGard Brokerage Systems Group and President of SunGard Futures Systems. Mr. Bergeron holds a Bachelor of Arts degree (with Honors) in computer science from York University in Toronto, Canada, and a Masters of Science degree from the University of Southern California. Mr. Bergeron is on the board of the Multiple Sclerosis Society of Silicon Valley and is a member of the Listed Company Advisory Committee of the NYSE.

Robert Dykes. Mr. Dykes has served as Senior Vice President and Chief Financial Officer since September 2008. Prior to joining VeriFone, Mr. Dykes was Chairman and CEO of NebuAd Inc., a provider of targeted online advertising networks. Before joining NebuAd, from January 2005 to March 2007, Mr. Dykes was Executive Vice President, Business Operations and Chief Financial Officer of Juniper Networks, Inc., a provider of network infrastructure to global service providers, enterprises, governments and research and educational institutions. From February 1997 to December 2004, Mr. Dykes was Chief Financial Officer and President, Systems Group, of Flextronics International Ltd., a provider of design and electronics manufacturing services to original equipment manufacturers. From October 1988 to February 1997, Mr. Dykes was Executive Vice President, Worldwide Operations and Chief Financial Officer of Symantec Corporation, a provider of software and services that address risks to information security, availability, compliance, and information technology systems performance. Mr. Dykes also held Chief Financial Officer roles at industrial robots manufacturer Adept Technology and senior financial management positions at Ford Motor Company and at disc drive controller manufacturer Xebec. Mr. Dykes holds a Bachelor of Commerce in Administration degree from Victoria University, Wellington, New Zealand.

Elmore Waller. Mr. Waller has served as Executive Vice President, Integrated Solutions since December 2004 and, since joining VeriFone in 1986, has served in a number of leadership positions including Senior Vice President and General Manager of the Worldwide Petro Division. Prior to working at VeriFone, Mr. Waller worked for 11 years at General Electric Company, serving in several financial management positions. Mr. Waller holds an M.B.A. from Syracuse University.

Jeff Dumbrell. Mr. Dumbrell joined VeriFone in July 2002 where he served in various senior-level management roles within the company, most recently as Executive Vice President responsible for managing VeriFone's growth initiatives in the United States, Canada, United Kingdom, Middle East and Africa. From December 2000 to July 2002, Mr. Dumbrell was Executive Director of Sales for B3 Corporation and he was National Sales Manager for BankServ from October 1999 to December 2000. Previously, Mr. Dumbrell was Western Regional Manager for The Quaker Oats Company where he had sales responsibility for managing Tier 1 retail customers. Mr. Dumbrell holds a M.B.A. from The University of San Francisco and a Bachelor of Science in Marketing from Clemson University.

Lazy Yanay. Mr. Yanay serves as President of VeriFone Israel and Managing Director of Middle East. Mr. Yanay joined VeriFone following its acquisition of Lipman Electronic Engineering in November 2006. Mr. Yanay had served at Lipman as Executive Vice President of Sales and Marketing since September 2001 where his responsibilities included management of worldwide sales and marketing activities, management of the corporate sales and marketing department and oversight of Lipman's non-U.S. subsidiaries. Before joining Lipman, Mr. Yanay held various senior-level positions at Shira Computers Ltd. (a subsidiary of VYYO Inc.) and Scitex Corporation, Ltd. Mr. Yanay holds a Bachelor of Arts in Psychology from Tel Aviv University.

Available Information

Our Internet address is *http://www.verifone.com.* We make available free of charge on our investor relations website under "SEC Filings" our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, registration statements and amendments to those reports and registration statements as soon as reasonably practicable after we electronically file or furnish such materials to the U.S. Securities and Exchange Commission ("SEC"). The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding our filings at *http://www.sec.gov.* A copy of any materials we file with the SEC also may be read and copied at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.

ITEM 1A. *RISK FACTORS*

The risks set forth below may adversely affect our business, financial condition, and operating results. In addition to the risks set forth below and the factors affecting specific business operations identified with the description of these operations elsewhere in this report, there may also be risks of which we are currently aware, or that we currently regard as immaterial based on the information available to us that later prove to be material.

Risks Related to Our Business

Our internal processes and controls and our disclosure controls have been inadequate; if the processes and controls we have implemented and continue to implement are inadequate, we may not be able to comply with our financial statement certification requirements under applicable SEC rules, or prevent future errors in our financial reporting.

As described under *"Item 9A — Controls and Procedures"* in this Annual Report, we have identified material weaknesses in our internal control over financial reporting and have determined that our disclosure controls and procedures were not effective. These weaknesses, such as weakness in control activities related to income taxes and financial statement review processes and having insufficient number of qualified finance personnel, contributed to our need to restate previously reported interim financial information for each of the first three quarters of our fiscal year ended October 31, 2007, and to the delays in the filing of our Annual Report on Form 10-K for fiscal year 2007. We also were unable to file our quarterly reports on Form 10-Q for our fiscal quarters ended January 31, 2008 and April 30, 2008 on a timely basis. We have implemented and intend to continue to implement a number of additional and enhanced processes and controls to improve our internal control over financial reporting. However, if we are unsuccessful in adequately implementing these processes and controls, we may be unable to comply with Exchange Act Rules 13a-15 and 15d-15, which specify the processes and controls that public companies are required to have in place, and we may be unable to provide the executive certificates required by Exchange Act Rules 13a-15 and 15d-15 in our quarterly and annual reports. Even if we implement such controls, there can be no assurance that these controls will be sufficient to detect or prevent future errors in financial reporting. We have devoted additional resources to our financial control and reporting requirements, including hiring additional qualified employees in these areas. We expect to hire additional employees and may also engage additional consultants in these areas. Competition for qualified financial control and accounting professionals in the geographic areas in which we operate is keen and there can be no assurance that we will be able to hire and retain these individuals.

We have been named as a party to several class action and derivative action lawsuits arising from the restatements, and we may be named in additional litigation, all of which are likely to require significant management time and attention and expenses and may result in an unfavorable outcome which could have a material adverse effect on our business, financial condition, and results of operations.

In connection with the restatements of our historical interim financial statements for fiscal 2007, a number of securities class action complaints were filed against us and certain of our officers, and a number of purported derivative actions have also been filed against certain of our current and former directors and officers. See *"Item 3 — Legal Proceedings"* of this Annual Report on Form 10-K.

The amount of time and resources required to resolve these lawsuits is unpredictable, and defending ourselves is likely to divert management's attention from the day-to-day operations of our business, which could adversely affect our business, financial condition, and results of operations. In addition, an unfavorable outcome in such litigation would have a material adverse effect on our business, financial condition, and results of operations.

Our insurance may not be sufficient to cover our costs for defending these actions or paying any damages in the event of an unfavorable outcome. In addition, we may be obligated to indemnify (and advance legal expenses to) both current and former officers, employees and directors in connection with these actions. We currently hold insurance policies for the benefit of our directors and officers, although our insurance coverage may not be sufficient in some or all of these matters. Furthermore, our insurance carriers may seek to deny coverage in some or all of these matters, in which case we may have to fund the indemnification amounts owed to such directors and officers ourselves.

We are subject to the risk of additional litigation and regulatory proceedings or actions in connection with the restatement. We have responded to inquiries and provided information and documents related to the restatement to the SEC, the U.S. Department of Justice, the New York Stock Exchange, and the Chicago Board Options Exchange. The SEC also has interviewed several current and former VeriFone officers and employees, and we are continuing to cooperate with the SEC in responding to the SEC's requests for information. Additional regulatory inquiries may also be commenced by other U.S. federal, state or foreign regulatory agencies. In addition, we may in the future be subject to additional litigation or other proceedings or actions arising in relation to the restatement of our historical interim financial statements. Litigation and any potential regulatory proceeding or action may be time consuming, expensive and distracting from the conduct of our business. The adverse resolution of any specific lawsuit or any potential regulatory proceeding or action could have a material adverse effect on our business, financial condition, and results of operations.

Our restatement and related litigation, as well as related amendments to our credit instruments could result in substantial additional costs and expenses and adversely affect our cash flows, and may adversely affect our business, financial condition, and results of operations. We have incurred substantial expenses for legal, accounting, tax and other professional services in connection with the investigation by the audit committee of our board of directors, our internal review of our historical financial statements, the preparation of the restated financial statements, inquiries from government agencies, the related litigation, and the amendments to our credit agreement as a result of our failure to timely file our Exchange Act reports with the SEC. We estimate that we have incurred approximately $41.8 million of expenses related to these activities through October 31, 2008. We expect to continue to incur significant expenses in connection with these matters. See *"Secured Credit Facility"* under *"Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources"* for additional information related to the amendments to our credit agreement.

Many members of our senior management team and our Board of Directors have been and will be required to devote a significant amount of time on remedial efforts and litigation related to the restatement. In addition, certain of these individuals are named defendants in the litigation related to the restatement. Defending these actions may require significant time and attention from them. If our senior management is unable to devote sufficient time in the future developing and pursuing our strategic business initiatives and running ongoing business operations, there may be a material adverse effect on our business, financial condition and results of operations.

Current macroeconomic conditions may adversely affect our business and results of operations.

The U.S. and international economy and financial markets are currently undergoing significant slowdown and volatility due to uncertainties related to energy prices, availability of credit, difficulties in the banking and financial services sectors, softness in the housing market, severely diminished market liquidity, geopolitical conflicts, falling consumer confidence and rising unemployment rates. This slowdown has and could further lead to reduced demand for our products if customers decide to delay or reduce deployment of electronic payment systems, which in turn would reduce our revenues and adversely affect our business, financial condition and results of operations. In addition to a reduction in sales, our profitability may decrease during downturns because we may not be able to reduce costs at the same rate as our sales decline. Given the current unfavorable economic environment, our customers may have difficulties obtaining capital at adequate or historical levels to finance their ongoing business and operations, which could impair their ability to make timely payments to us. We are unable to predict the likely duration and severity of the current disruption in the financial markets and adverse economic conditions in the U.S. and other countries and such conditions, if they persist, will continue to adversely impact our business, operating results, and financial condition.

We have experienced rapid growth, and if we cannot adequately manage our growth, our results of operations will suffer.

We have experienced rapid growth in our operations, both internally and from acquisitions. We cannot be sure that we have made adequate allowances for the costs and risks associated with our expansion, or that our systems, procedures, and managerial controls will be adequate to support further expansion in our operations. Any delay in implementing, or transitioning to, new or enhanced systems, procedures, or controls may adversely affect our ability to manage our product inventory and record and report financial and management information on a timely and accurate basis. We expect that growth will require us to hire certain additional finance and control, engineering, technical support, sales, administrative, and operational personnel. Competition for qualified personnel can be intense in the areas where we operate and we have faced challenges in hiring qualified employees in these areas. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. If we are unable to successfully manage expansion, our results of operations may be adversely affected.

A significant percentage of our business is executed towards the end of our fiscal quarters. This could negatively impact our business and results of operations.

Revenues recognized in our fiscal quarters tend to be back-end loaded. This means that sales orders are received, product is shipped, and revenue is recognized increasingly towards the end of each fiscal quarter. This back-end loading, particularly if it becomes more pronounced, could adversely affect our business and results of operations due to a number of factors including the following:

- the manufacturing processes at our internal manufacturing facility could become concentrated in a shorter time period. This concentration of manufacturing could increase labor and other manufacturing costs and negatively impact gross margins. The risk of inventory write-offs could also increase if we were to hold higher inventory levels to counteract this effect;
- the higher concentration of orders may make it difficult to accurately forecast component requirements and, as a result, we could experience a shortage of the components needed for production, possibly delaying shipments and causing lost orders;
- if we are unable to fill orders at the end of a quarter, shipments may be delayed. This could cause us to fail to meet our revenue and operating profit expectations for a particular quarter and could increase the fluctuation of quarterly results if shipments are delayed from one fiscal quarter to the next or orders are cancelled by customers; and
- in order to fulfill orders at the end of a quarter, we may be forced to deliver our products using air freight which results in increased distribution costs.

We may be subject to additional impairment charges due to potential declines in the fair value of our assets.

As a result of our acquisitions, particularly that of Lipman, we have significant goodwill and intangible assets on our balance sheet. We test goodwill and intangible assets for impairment on a periodic basis as required, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The events or changes that could require us to test our goodwill and intangible assets for impairment include a reduction in our stock price and market capitalization and changes in our estimated future cash flows, as well as changes in rates of growth in our industry or in any of our reporting units. In the fourth quarter of 2008, we recorded an impairment charge of $289.1 million for goodwill and developed technology intangible assets due to lower revenue expectations in light of current operating performance and future operating expectations. We will continue to evaluate the carrying value of our remaining goodwill and intangible assets and if we determine in the future that there is a potential further impairment in any of our reporting units, we may be required to record additional charges to earnings which could materially adversely affect our financial results and could also materially adversely affect our business. See *Note 3. "Goodwill and Purchased Intangible Assets"* in the Notes to the Consolidated Financial Statements for additional information related to impairment of goodwill and intangible assets.

The government tax benefits that our Israeli subsidiary currently receives require it to meet several conditions and may be terminated or reduced in the future, which would impact the timing of cash tax payments for previously accrued taxes.

Our principal subsidiary in Israel (formerly Lipman) has received tax benefits under Israeli law for capital investments that are designated as "Approved Enterprises." We received such tax benefits of approximately $8.0 million in 2008 and $0.1 million in 2007. To maintain our eligibility for these tax benefits, we must continue to meet conditions, including making specified investments in property, plant, and equipment, and continuing to manufacture in Israel. If we do not comply with these conditions in the future, the benefits received could be cancelled or reduced and we could be required to pay increased taxes or refund the amounts of the tax benefits Lipman received in the past, together with interest and penalties. Also, an increase in our assembly of products outside of Israel may be construed as a failure to comply with these conditions. These tax benefits may not continue in the future at the current levels or at all. The termination or reduction of these tax benefits, or our inability to qualify for new programs, could adversely affect our results of operations. Our principal subsidiary in Israel has undistributed earnings of approximately $206.0 million, the vast majority of which are attributable to Lipman's Approved Enterprise programs. As such, these earnings were not subject to Israeli statutory corporate tax at the time they were generated. To the extent that these earnings are distributed to the United States in the future, our Israeli subsidiary would be required to pay corporate tax at the rate ordinarily applicable to such earnings (currently between 10% and 25%) along with a 15% withholding tax. As of October 31, 2008, we have accrued $48.4 million for taxes associated with future distributions of Israeli earnings.

We depend upon third parties to physically manufacture many of our systems and to supply the components necessary to manufacture our products.

Prior to the Lipman acquisition, we did not directly manufacture the physical systems we design which form part of our System Solutions. In addition, Lipman did not manufacture systems it sold in Brazil or a majority of the systems designed by its Dione subsidiary. We arrange for a limited number of third parties to manufacture these systems under contract and pursuant to our specifications. Components such as application specific integrated circuits, or ASICs, payment processors, wireless modules, modems, and printer mechanisms that are necessary to manufacture and assemble our systems are sourced either directly by us or on our behalf by our contract manufacturers from a variety of component suppliers selected by us. If our suppliers are unable to deliver the quantities that we require, we would be faced with a shortage of critical components. We also experience from time to time an increase in the lead time for delivery of some of our key components. We may not be able to find alternative sources in a timely manner if suppliers of our key components become unwilling or unable to provide us with adequate supplies of these key components when we need them or if they increase their prices. If we are unable to obtain sufficient key required components, or to develop alternative sources if and as required in the future, or to replace our component and factory tooling for our products in a timely manner if they are damaged or destroyed, we could experience delays or reductions in product shipments. This could harm our relationships with our customers and cause our revenues to decline. Even if we are able to secure alternative sources or replace our tooling in a timely manner, our costs could increase.

We have significant operations in Israel and therefore our results of operations may be adversely affected by political or economic instability or military operations in or around Israel.

We have offices and a manufacturing facility in Israel and many of our suppliers are located in Israel. Therefore, political, economic, and military conditions in Israel directly affect our operations. The future of peace efforts between Israel and its Arab neighbors remains uncertain. Any armed conflicts or further political instability in the region is likely to negatively affect business conditions and adversely affect our results of operations. Furthermore, several countries continue to restrict or ban business with Israel and Israeli companies. These restrictive laws and policies may seriously limit our ability to make sales in those countries.

In addition, many employees in Israel are obligated to perform at least 30 days and up to 40 days, depending on rank and position, of military reserve duty annually and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations in Israel could be disrupted by the absence for a significant period of one or more key employees or a significant number of other employees due to military service. Any disruption in our operations in Israel could materially adversely affect our business.

We depend on our manufacturing and warehouse facility in Israel. If operations at this facility are interrupted for any reason, there could be a material adverse effect on our results of operations.

We currently assemble and test a majority of our NURIT products and some of our Dione products at our manufacturing facility located in Israel. Component and limited finished product inventories are also stored at this facility. Disruption of the manufacturing process at this facility or damage to it, whether as a result of fire, natural disaster, act of war, terrorist attack, or otherwise, could materially affect our ability to deliver products on a timely basis and could materially adversely affect our results of operations. We also assemble some of our NURIT products in Brazil. To the extent products are manufactured by third parties in additional countries, we may become more dependent on third-party manufacturers to produce and deliver products sold in these markets on a timely basis and at an acceptable cost.

We depend on a limited number of customers, including distributors and resellers, for a large percentage of our System Solutions sales. If we do not effectively manage our relationships with them, our net revenues and operating results will suffer.

A significant percentage of our net revenues is attributable to a limited number of customers, including distributors and ISOs. For the fiscal year ended October 31, 2008, our ten largest customers accounted for approximately 33% of our net revenues, although no customer accounted for more than 10% of our net revenues in that period. If any of our large customers significantly reduces or delays purchases from us or if we are required to sell products to them at reduced prices or on other terms less favorable to us, our revenues and income could be materially adversely affected.

We sell a significant portion of our solutions through third parties such as independent distributors, independent sales organizations, or ISOs, value-added resellers, and payment processors. We depend on their active marketing and sales efforts. These third parties also provide after-sales support and related services to end user customers. When we introduce new applications and solutions, they also provide critical support for developing and porting the custom software applications to run on our various electronic payment systems and, internationally, in obtaining requisite certifications in the markets in which they are active. Accordingly, the pace at which we are able to introduce new solutions in markets in which these parties are active depends on the resources they dedicate to these tasks. Moreover, our arrangements with these third parties typically do not prevent them from selling products of other companies, including our competitors, and they may elect to market our competitors' products and services in preference to our system solutions. If one or more of our major resellers terminates or otherwise adversely changes its relationship with us, we may be unsuccessful in replacing it. The loss of one of our major resellers could impair our ability to sell our solutions and result in lower revenues and income. It could also be time consuming and expensive to replicate, either directly or through other resellers, the certifications and the custom applications owned by these third parties.

We are exposed to the credit risk of some of our customers and to credit exposures in weakened markets, which could result in material losses.

Most of our sales are on an open credit basis, with typical payment terms of up to 60 days in the United States and, because of local customs or conditions, longer in some markets outside the United States. In the past, there have been bankruptcies amongst our customer base. Although any resulting loss has not been material to date, future losses, if incurred, could harm our business and have a material adverse effect on our operating results and financial condition. Additionally, to the degree that the recent turmoil in the credit markets makes it more difficult for some customers to obtain financing, our customers' ability to pay could be adversely impacted, which in turn could have a material adverse impact on our business, operating results, and financial condition.

A majority of our net revenues is generated outside of the United States and we intend to continue to expand our operations internationally. Our results of operations could suffer if we are unable to manage our international expansion and operations effectively.

During the fiscal year ended October 31, 2008, 65.2% of our net revenues were generated outside of the United States. We expect our percentage of net revenues generated outside of the United States to continue to increase in the coming years. Part of our strategy is to expand our penetration in existing foreign markets and to enter new foreign markets. Our ability to penetrate some international markets may be limited due to different technical standards, protocols or product requirements. Expansion of our international business will require significant management attention and financial resources. Our international net revenues will depend on our continued success in the following areas:

- securing commercial relationships to help establish our presence in new international markets;
- hiring and training personnel capable of marketing, installing and integrating our solutions, supporting customers, and managing operations in foreign countries;
- localizing our solutions to target the specific needs and preferences of foreign customers, which may differ from our traditional customer base in the market we currently serve;

- building our brand name and awareness of our services among foreign customers in new international markets; and
- implementing new systems, procedures, and controls to monitor our operations in new international markets.

In addition, we are subject to risks associated with operating in foreign countries, including:

- multiple, changing, and often inconsistent enforcement of laws and regulations;
- satisfying local regulatory or industry imposed security or other certification requirements;
- competition from existing market participants that may have a longer history in and greater familiarity with the international markets we enter;
- tariffs and trade barriers;
- laws and business practices that may favor local competitors;
- fluctuations in currency exchange rates;
- extended payment terms and the ability to collect accounts receivable;
- economic and political instability in certain foreign countries;
- imposition of limitations on conversion of foreign currencies into U.S. dollars or remittance of dividends and other payments by foreign subsidiaries;
- changes in a specific country's or region's political or economic conditions; and
- greater difficulty in safeguarding intellectual property in areas such as China, Russia, and Latin America.

Many of these factors typically become more prevalent during periods of economic stress; therefore, current global economic differences may exacerbate certain of these risks. In addition, compliance with foreign and U.S. laws and regulations that are applicable to our international operations is complex and may increase our cost of doing business in international jurisdictions and our international operations could expose us to fines and penalties if we fail to comply with these regulations. These laws and regulations include import and export requirements, U.S. laws such as the Foreign Corrupt Practices Act, and local laws prohibiting corrupt payments to governmental officials. Although we have implemented policies and procedures designed to ensure compliance with these laws, there can be no assurance that our employees, contractors, and agents will not take actions in violation of our policies, particularly as we expand our operations through organic growth and acquisitions. Any such violations could subject us to civil or criminal penalties, including substantial fines or prohibitions on our ability to offer our products and services to one or more countries, and could also materially damage our reputation, our brand, our international expansion efforts, our business, and our operating results. In addition, if we fail to address the challenges and risks associated with international expansion and acquisition strategy, we may encounter difficulties implementing our strategy, which could impede our growth or harm our operating results.

Our quarterly operating results may fluctuate significantly as a result of factors outside of our control, which could cause the market price of our common stock to decline.

We expect our revenues and operating results to vary from quarter to quarter. As a consequence, our operating results in any single quarter may not meet the expectations of securities analysts and investors, which could cause the price of our common stock to decline. Factors that may affect our operating results include:

- the type, timing, and size of orders and shipments;
- demand for and acceptance of our new product offerings;
- customers' willingness to maintain inventories;
- delays in the implementation and delivery of our products and services, which may impact the timing of our recognition of revenues;
- variations in product mix and cost during any period;

- development of new relationships and maintenance and enhancement of existing relationships with customers and strategic partners;
- component supply, manufacturing, or distribution difficulties;
- deferral of customer contracts in anticipation of product or service enhancements;
- timing of commencement, implementation, or completion of major implementation projects;
- timing of governmental, statutory and industry association requirements;
- the relative mix of North America and International net revenues;
- fluctuations in currency exchange rates;
- the fixed nature of many of our expenses; and
- industry and economic conditions, including competitive pressures and inventory obsolescence.

In particular, differences in relative growth rates between our businesses in North America and internationally may have a significant effect on our operating results, particularly our reported gross profit percentage, in any individual quarter, with International sales carrying lower margins.

In addition, we have in the past and may continue to experience periodic variations in sales to our key vertical and international markets. These periodic variations occur throughout the year and may lead to fluctuations in our quarterly operating results depending on the impact of any given market during that quarter and could lead to volatility in our stock price.

Our North American and International operations are not equally profitable, which may promote volatility in our earnings and may adversely impact future growth in our earnings.

Our International sales of System Solutions have tended to carry lower average selling prices and therefore have lower gross margins than our sales in North America. As a result, if we successfully expand our International sales, any improvement in our results of operations will likely not be as favorable as an expansion of similar magnitude in the United States and Canada. In addition, we are unable to predict for any future period our proportion of revenues that will result from International sales versus sales in North America. Variations in this proportion from period to period may lead to volatility in our results of operations which, in turn, may depress the trading price of our common stock.

Fluctuations in currency exchange rates may adversely affect our results of operations.

A substantial portion of our business consists of sales made to customers outside the United States. A portion of the net revenues we receive from such sales is denominated in currencies other than the U.S. dollar. Additionally, portions of our cost of net revenues and our other operating expenses are incurred by our International operations and denominated in local currencies. Fluctuations in the value of these net revenues, costs and expenses as measured in U.S. dollars have affected our results of operations historically, and adverse currency exchange rate fluctuations may have a material impact in the future. Further, changes in exchange rates that strengthen the U.S. dollar could increase the price of our products in the local currencies of the foreign markets we serve. This would result in making our products relatively more expensive than products that are denominated in local currencies, leading to a reduction in sales and profitability in those foreign markets. In addition, our balance sheet reflects non-U.S. dollar denominated assets and liabilities, primarily intercompany balances, which can be adversely affected by fluctuations in currency exchange rates and cause gains and losses that are included in other income (expense), net in the Consolidated Statement of Operations. We have entered into foreign currency forward contracts and other arrangements intended to hedge our balance sheet exposure to adverse fluctuations in exchange rates. We have also effectively priced our System Solutions in U.S. dollars in certain countries. Nevertheless, these hedging arrangements may not always be effective, particularly in the event of imprecise forecasts of non-U.S. denominated assets and liabilities. Additionally, our efforts to effectively price products in U.S. dollars may have disadvantages since it may affect demand for our products if the local currency strengthens relative to the U.S. dollar. On the other hand, we could be adversely affected where the U.S. dollar strengthens relative to the local currency between the time of a sale and the time we receive payment, which would be collected in the devalued local currency. Accordingly, if there is an adverse movement in exchange rates, we might suffer significant losses and our results of operations may otherwise be adversely affected. Additionally, hedging programs expose us to risks that could adversely affect our operating results, including the following:

- we may be unable to hedge currency risk for some transactions because of a high level of uncertainty or the inability to reasonably estimate our foreign exchange exposures; and
- we may be unable to acquire foreign exchange hedging instruments in some of the geographic areas where we do business, or, where these derivatives are available, we may not be able to acquire enough of them to fully offset our exposure.

Security is vital to our customers and end users and therefore breaches in the security of our solutions could adversely affect our reputation and results of operations.

Protection against fraud is of key importance to the purchasers and end users of our solutions. We incorporate security features, such as encryption software and secure hardware, into our solutions to protect against fraud in electronic payment transactions and to ensure the privacy and integrity of consumer data. Our solutions may be vulnerable to breaches in security due to defects in the security mechanisms, the operating system and applications, or the hardware platform. Security vulnerabilities could jeopardize the security of information transmitted or stored using our solutions. We also provide our customers with repair, encryption key loading and helpdesk services, and have in the past and may in the future also experience security breaches or fraudulent activities related to unauthorized access to sensitive customer information. In general, liability associated with security breaches of a certified electronic payment system belongs to the institution that acquires the financial transaction. However, if the security of our solutions is compromised, our reputation and marketplace acceptance of our solutions will be adversely affected, which would cause our business to suffer, and we may become subject to damages claims.

Our solutions may have defects that could result in sales delays, delays in our collection of receivables, and claims against us.

We offer complex solutions that are susceptible to undetected hardware and software errors or failures. Solutions may experience failures when first introduced, as new versions are released, or at any time during their lifecycle. Defects may also arise from third party components that we incorporate into our products, such as hardware modules, chipsets or battery cells. Any product recalls as a result of errors or failures could result in the loss of or delays in market acceptance of our solutions and adversely affect our business and reputation. Any significant returns or warranty claims could result in significant additional costs to us and could adversely affect our results of operations. Our customers may also run third-party software applications on our electronic payment systems. Errors in third-party applications could adversely affect the performance of our solutions.

The existence of defects and delays in correcting them could result in negative consequences, including the following: harm to our brand; delays in shipping system solutions; loss of market acceptance for our system solutions; additional warranty expenses; diversion of resources from product development; and loss of credibility with distributors and customers. Correcting defects can be time consuming and in some circumstances extremely difficult. Software errors may take several months to correct, and hardware defects may take even longer to correct.

We may accumulate excess or obsolete inventory that could result in unanticipated price reductions and write-downs and adversely affect our financial condition.

In formulating our solutions, we have focused our efforts on providing to our customers solutions with higher levels of functionality, which requires us to develop and incorporate cutting edge and evolving technologies. This approach tends to increase the risk of obsolescence for products and components we hold in inventory and may compound the difficulties posed by other factors that affect our inventory levels, including the following:

- the need to maintain significant inventory of components that are in limited supply;
- buying components in bulk for the best pricing;

- responding to the unpredictable demand for products;
- cancellation of customer orders; and
- responding to customer requests for quick delivery schedules.

The accumulation of excess or obsolete inventory may result in price reductions and inventory write-downs, which could adversely affect our business and financial condition. We incurred an obsolescence cost of $11.8 million for obsolete inventory, scrap, and purchase commitments for excess components at contract manufacturers during the fiscal year ended October 31, 2008. In the fiscal year ended October 31, 2007, we incurred an obsolescence charge of $16.6 million primarily due to the implementation of PCI security standards which significantly reduced the markets in which non-PCI compliant finished goods and related accessories could be sold.

If we do not accurately forecast customer demand and effectively manage our product mix and inventory levels, we may lose sales from having too few or the wrong mix of products or incur costs associated with excess inventory.

If we improperly forecast demand for our products we could end up with too many products and be unable to sell the excess inventory in a timely manner, if at all, or, alternatively we could end up with too few products and not be able to satisfy demand. This problem is exacerbated because we attempt to closely match inventory levels with product demand leaving limited margin for error, and we generally receive a significant volume of customer orders towards the end of each fiscal quarter which leave us little room to adjust inventory mix to match demand. Also, during the transition from an existing product to a new replacement product, we must accurately predict the demand for the existing and the new product. Our inability to properly manage our inventory levels could cause us to incur increased expenses associated with writing off excessive or obsolete inventory or lose sales or have to ship products by air freight to meet immediate demand incurring incremental freight costs above sea freight costs, a preferred method, and suffering a corresponding decline in gross margins.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

We may not be able to protect our proprietary technology, which could enable competitors to develop services that compete with our own. We rely on copyright, trademark, and trade secret laws, as well as confidentiality, licensing and other contractual arrangements to establish and protect the proprietary aspects of our solutions. We do not have patent protection for certain important aspects of our current solutions. The laws of some countries in which we sell our solutions and services may not protect software and intellectual property rights to the same extent as the laws in the United States. If we are unable to prevent misappropriation of our technology, competitors may be able to use and adapt our technology. Our failure to protect our technology could diminish our competitive advantage and cause us to lose customers to competitors.

Our business may suffer if we are sued for infringing the intellectual property rights of third parties, or if we are unable to obtain rights to third-party intellectual property on which we depend.

Third parties have in the past asserted and may in the future assert claims that our system solutions infringe their proprietary rights. Such infringement claims, even if meritless, may cause us to incur significant costs in defending those claims. We may be required to discontinue using and selling any infringing technology and services, to expend resources to develop non-infringing technology or to purchase licenses or pay royalties for other technology. Similarly, we depend on our ability to license intellectual property from third parties. These or other third parties may become unwilling to license to us on acceptable terms intellectual property that is necessary to our business. In either case, we may be unable to acquire licenses for other technology on reasonable commercial terms or at all. As a result, we may find that we are unable to continue to offer the solutions and services upon which our business depends.

We have received, and have currently pending, third-party claims and may receive additional notices of such claims of infringement in the future. Infringement claims may cause us to incur significant costs in defending those claims. For example, in September 2007, SPA Syspatronic AG commenced an infringement action against us and others and in March 2008, Cardsoft, Inc. and Cardsoft (Assignment for the Benefit of Creditors), LLC commenced an infringement action against us and others. Infringement claims are expensive and time consuming to defend, regardless of the merits or ultimate outcome. In addition, Communication Transaction Solutions, Inc. is pursuing an action against us alleging misappropriation of trade secrets that is scheduled to go to trial in January 2009. Similar claims may result in additional protracted and costly litigation. There can be no assurance that we will continue to prevail in any such actions or that any license required under any such patent or other intellectual property would be made available on commercially acceptable terms, if at all. See *"Item 3 — Legal Proceedings."*

We face litigation risks that could force us to incur substantial defense costs and could result in damages awards against us that would negatively impact our business.

As described in *"Item 3 — Legal Proceedings,"* there are a number of pending litigation and tax assessment matters each of which may be time-consuming to resolve, expensive to defend, and disruptive to normal business operations. The outcome of litigation is inherently difficult to predict. An unfavorable resolution of any specific lawsuit could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to attract, integrate, manage, and retain qualified personnel.

Our success depends to a significant degree upon the continued contributions of our key senior management, engineering, sales and marketing, and manufacturing personnel, many of whom would be difficult to replace. In addition, our future success also depends on our ability to attract, integrate, manage, and retain highly skilled employees throughout our businesses. Competition for some of these personnel is intense, and in the past, we have had difficulty hiring employees in our desired time frame, particularly qualified finance and accounting professionals. We may be unsuccessful in attracting and retaining personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel in the future, or delays in hiring required personnel, particularly engineers and sales personnel, could make it difficult for us to manage our business and meet key objectives, such as timely product introductions.

In January, July, October and December 2008, we implemented work force reduction plans reducing the number of employees and contractors. These reductions have also required that we reassign certain employee duties. Workforce reductions and job reassignments could negatively affect employee morale, and make it difficult to motivate and retain our remaining employees and contractors, which would affect our ability to deliver our products in a timely fashion and otherwise negatively affect our business.

In addition, the restatement of our historical interim financial statements has adversely impacted our ability to attract and retain qualified personnel and may also have affected the morale and productivity of our workforce, including as a result of the uncertainties inherent in the restatement process, as well as our inability to provide equity-based compensation or permit the exercise of outstanding stock options from the time we announced that we would be restating our interim financial statements to August 2008, when we filed the required reports with the SEC. Moreover, the restatement process has adversely affected the market for our shares making our equity compensation program potentially less attractive for current or prospective employees.

Shipments of electronic payment systems may be delayed by factors outside of our control, which can harm our reputation and our relationships with our customers.

The shipment of payment systems requires us or our manufacturers, distributors, or other agents to obtain customs or other government certifications and approvals, and, on occasion, to submit to physical inspection of our systems in transit. Failure to satisfy these requirements, and the very process of trying to satisfy them, can lead to lengthy delays in the delivery of our solutions to our direct or indirect customers. Delays and unreliable delivery by us may harm our reputation in the industry and our relationships with our customers.

Force majeure events, such as terrorist attacks, other acts of violence or war, political instability, and health epidemics may adversely affect us.

Terrorist attacks, war and international political instability, along with health epidemics may disrupt our ability to generate revenues. Such events may negatively affect our ability to maintain sales revenues and to develop new business relationships. Because a substantial and growing part of our revenues is derived from sales and services to customers outside of the United States and we have our electronic payment systems manufactured outside the U.S., terrorist attacks, war and international political instability anywhere may decrease international demand for our products and inhibit customer development opportunities abroad, disrupt our supply chain and impair our ability to deliver our electronic payment systems, which could materially adversely affect our net revenues or results of operations. Any of these events may also disrupt global financial markets and precipitate a decline in the price of our common stock.

Natural or manmade disasters, business interruptions and health epidemics could delay our ability to receive or ship our products, or otherwise disrupt our business.

Our worldwide operations could be subject to earthquakes, power shortages, telecommunications failures, water shortages, tsunamis, floods, hurricanes, typhoons, fires, extreme weather conditions, health epidemics and other natural or manmade disasters or business interruptions. The occurrence of any of these business disruptions could seriously harm our revenue and financial condition and increase our costs and expenses. Our corporate headquarters, and a portion of our research and development activities, are located in California, and other critical business operations and some of our suppliers are located in California and Asia, near major earthquake faults. If our manufacturers' or warehousing facilities are disrupted or destroyed, we would be unable to distribute our products on a timely basis, which could harm our business. Moreover, if our computer information systems or communication systems, or those of our vendors or customers, are subject to hacker attacks or other disruptions, our business could suffer. We have not established a formal disaster recovery plan. Our back-up operations may be inadequate and our business interruption insurance may not be enough to compensate us for any losses that may occur. A significant business interruption could result in losses or damages and harm our business. For example, much of our order fulfillment process is automated and the order information is stored on our servers. If our computer systems and servers go down even for a short period at the end of a fiscal quarter, our ability to recognize revenue would be delayed until we were again able to process and ship our orders, which could harm our revenues for that quarter and cause our stock price to decline significantly.

While we believe we comply with environmental laws and regulations, we are still exposed to potential risks associated with environmental laws and regulations.

We are subject to other legal and regulatory requirements, including a European Union directive that places restrictions on the use of hazardous substances (RoHS) in electronic equipment, a European Union directive on Waste Electrical and Electronic Equipment (WEEE), and the environmental regulations promulgated by China's Ministry of Information Industry (China RoHS). RoHS sets a framework for producers' obligations in relation to manufacturing (including the amounts of named hazardous substances contained in products sold) and WEEE sets a framework for treatment, labeling, recovery, and recycling of electronic products in the European Union which may require us to alter the manufacturing of the physical devices that include our solutions and/or require active steps to promote recycling of materials and components. In addition, similar legislation could be enacted in other jurisdictions, including in the United States. If we do not comply with the RoHS directives, WEEE directives and China RoHS, we may suffer a loss of revenue, be unable to sell in certain markets or countries, be subject to penalties and enforced fees, and/or suffer a competitive disadvantage. Furthermore, the costs to comply with RoHS and WEEE and China RoHS, or with current and future environmental and worker health and safety laws may have a material adverse effect on our results of operation, expenses and financial condition.

We may pursue complementary acquisitions and strategic investments, which will involve numerous risks. We may not be able to address these risks without substantial expense, delay or other operational or financial problems.

We may seek to acquire or make investments in related businesses, technologies, or products in the future. Acquisitions or investments involve various risks, such as:

- the difficulty of integrating the technologies, operations, and personnel of the acquired business, technology or product;
- the potential disruption of our ongoing business, including the diversion of management attention;

- the possible inability to obtain the desired financial and strategic benefits from the acquisition or investment;
- loss of customers;
- the risk that increasing complexity inherent in operating a larger business may impact the effectiveness of our internal controls and adversely affect our financial reporting processes;
- assumption of unanticipated liabilities;
- the loss of key employees of an acquired business; and
- the possibility of our entering markets in which we have limited prior experience.

Future acquisitions and investments could also result in substantial cash expenditures, potentially dilutive issuance of our equity securities and incurrence of additional debt, contingent liabilities and amortization expenses related to other intangible assets that could adversely affect our business, operating results, and financial condition. We depend on the retention and performance of existing management and employees of acquired businesses for the day-to-day management and future operating results of these businesses.

Risks Related to Our Industry

Our markets are highly competitive and subject to price erosion.

The markets for our system solutions and services are highly competitive, and we have been subject to price pressures. Competition from manufacturers, distributors, or providers of products similar to or competitive with our system solutions or services could result in price reductions, reduced margins, and a loss of market share or could render our solutions obsolete. For example, First Data Corporation, a leading provider of payments processing services, and formerly our largest customer, has developed and continues to develop a series of proprietary electronic payment systems for the U.S. market.

We expect to continue to experience significant and increasing levels of competition in the future. We compete with suppliers of cash registers that provide built in electronic payment capabilities and producers of software that facilitates electronic payment over the internet, as well as other manufacturers or distributors of electronic payment systems. We must also compete with smaller companies that have been able to develop strong local or regional customer bases. In certain foreign countries, some competitors are more established, benefit from greater name recognition and have greater resources within those countries than we do.

If we do not continually enhance our existing solutions and develop and market new solutions and enhancements, our net revenues and income will be adversely affected.

The market for electronic payment systems is characterized by:

- rapid technological change;
- frequent product introductions and enhancements;
- evolving industry and government performance and security standards; and
- changes in customer and end-user requirements.

Because of these factors, we must continually enhance our existing solutions and develop and market new solutions. These efforts require significant investment in research and development as well as increased costs of manufacturing and distributing our system solutions, and we may not necessarily be able to increase or maintain prices to account for these costs.

We cannot be sure that we will successfully complete the development and introduction of new solutions or enhancements or that our new solutions will be accepted in the marketplace. We may also fail to develop and deploy new solutions and enhancements on a timely basis. In either case, we may lose market share to our competitors, and our net revenues and results of operations could suffer.

We must adhere to industry and government regulations and standards and therefore sales will suffer if we cannot comply with them.

Our system solutions must meet industry standards imposed by EMVCo LLC, Visa, MasterCard, and other credit card associations and standard setting organizations. New standards are continually being adopted or proposed as a result of worldwide anti-fraud initiatives, the increasing need for system compatibility and technology developments such as wireless and wireline IP communication. Our solutions also must comply with government regulations, including those imposed by telecommunications authorities and independent standards groups worldwide regarding emissions, radiation, and connections with telecommunications and radio networks. We cannot be sure that we will be able to design our solutions to comply with future standards or regulations on a timely basis, if at all. Compliance with these standards could increase the cost of developing or producing our solutions. New products designed to meet any new standards need to be introduced to the market and ordinarily need to be certified by the credit card associations and our customers before being purchased. The certification process is costly and time consuming and increases the amount of time it takes to sell our products. Our business and financial condition could be adversely affected if we cannot comply with new or existing industry standards, or obtain or retain necessary regulatory approval or certifications in a timely fashion, or if compliance results in increasing the cost of our products. Selling products that are non-compliant may result in fines against us or our customers, which we may be liable to pay.

Risks Related to Our Capital Structure

Our secured credit facility contains restrictive and financial covenants and, if we are unable to comply with these covenants, we will be in default. A default could result in the acceleration of our outstanding indebtedness, which would have an adverse effect on our business and stock price.

On October 31, 2006, we entered into a secured credit agreement consisting of a Term B Loan facility of $500 million and a revolving credit facility permitting borrowings of up to $40 million (the “Credit Facility”). The proceeds from the Term B loan were used to repay all outstanding amounts relating to an existing senior secured credit agreement, pay certain transaction costs, and partially fund the cash consideration in connection with the acquisition of Lipman on November 1, 2006. Through October 31, 2008, we had repaid an aggregate of $268.8 million, leaving a Term B Loan balance of $231.2 million at October 31, 2008.

Our Credit Facility contains customary covenants that require our subsidiaries to maintain certain specified financial ratios and restrict their ability to make certain distributions with respect to their capital stock, prepay other debt, encumber their assets, incur additional indebtedness, make capital expenditures above specified levels, engage in certain business combinations, or undertake various other corporate activities. Therefore, as a practical matter, these covenants restrict our ability to engage in or benefit from such activities. In addition, we have, in order to secure repayment of our Credit Facility, pledged substantially all of our assets and properties. This pledge may reduce our operating flexibility because it restricts our ability to dispose of these assets or engage in other transactions that may be beneficial to us.

If we are unable to comply with the covenants in our Credit Facility, we will be in default, which could result in the acceleration of our outstanding indebtedness. In addition, if our leverage exceeds a certain level set out in our Credit Facility, a portion of our excess cash flows must be used to pay down our outstanding debt. If acceleration occurs, we may not be able to repay our debt and we may not be able to borrow sufficient additional funds to refinance our debt. The U.S. credit markets are currently experiencing a significant contraction as a result of which we may not be able to obtain additional financing on acceptable terms, or at all. If we were to default in performance under the Credit Facility we may pursue an amendment or waiver of the Credit Facility with our existing lenders, but there can be no assurance that the lenders would grant another amendment and waiver and, in light of current credit market conditions, any such amendment or waiver may be on terms, including additional fees, as well as increased interest rates and other more stringent terms and conditions that are materially disadvantageous to us. For example, as a result of the delay in our financial reports for the 2007 fiscal year and the first two fiscal quarters of 2008, we were required to obtain amendments to our Credit Facility that resulted in an increase in the interest rate payable on our term loan and revolving commitments, as well as increases in the commitment fee for unused revolving commitments and letter of credit fees. We also paid the consenting lenders amendment fees in connection with the amendments.

The conditions of the U.S. and international capital markets may adversely affect our ability to draw on our revolving credit facility as well as have an adverse effect on other financial transactions.

Lehman Commercial Paper, Inc. ("Lehman CP") was a lender under our revolving credit facility with a commitment of $15 million out of the $40 million facility. As a result of Lehman CP's filing of a voluntary Chapter 11 bankruptcy petition in October 2008, we reduced the revolving credit facility by its commitment.

In addition, the filing by Lehman Brothers Holdings Inc. ("Lehman Brothers") of a voluntary Chapter 11 bankruptcy petition constituted an "event of default" under our convertible note hedge transaction with Lehman Brothers OTC Derivatives Inc. ("Lehman Derivatives"), giving us the immediate right to terminate the transaction and entitling us to claim reimbursement for the loss incurred in terminating and closing out the transaction. On September 21, 2008, we delivered a notice of termination to Lehman Derivatives and claimed reimbursement for the loss incurred in termination and close out of the transaction. We could incur significant costs to replace this hedge transaction if we elect to do so. These replacement costs may not be fully offset by any proceeds recoverable from Lehman Brothers and Lehman Derivatives (which has also filed a voluntary Chapter 11 bankruptcy petition) following our termination of the convertible note hedge transaction with Lehman Derivatives.

If other financial institutions that have extended credit commitments to us or have entered into hedge, insurance or similar transactions with us are adversely affected by the conditions of the U.S. and international capital markets, they may become unable to fund borrowings under their credit commitments to us or otherwise fulfill their obligations under the relevant transactions, which could have a material and adverse impact on our financial condition and our ability to borrow additional funds, if needed, for working capital, capital expenditures, acquisitions and other corporate purposes.

Our indebtedness and debt service obligations under our Credit Facility may adversely affect our cash flow, cash position, and stock price.

We intend to fulfill our debt service obligations under our Credit Facility from existing cash, investments and operations. In the future, if we are unable to generate or raise additional cash sufficient to meet these obligations and need to use more of our existing cash than planned or to liquidate investments in order to fund these obligations, we may have to delay or curtail the development and/or the sales and marketing of new payment systems.

Our indebtedness could have significant additional negative consequences, including, without limitation:

- requiring the dedication of a significant portion of our expected cash flow to service the indebtedness, thereby reducing the amount of expected cash flow available for other purposes, including capital expenditures;
- increasing our vulnerability to general adverse economic conditions;
- limiting our ability to obtain additional financing; and
- placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

Additionally, if we are required to refinance or raise additional cash to settle our existing indebtedness on or prior to its maturity, our ability to successfully achieve such objective is dependent on a number of factors, including but not limited to our business outlook, projected financial performance, general availability of corporate credit, and market demand for our securities offerings.

Any modification of the accounting guidelines for convertible debt could result in higher interest expense related to our convertible debt, which could materially impact our results of operations and earnings per share.

In May 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") APB 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including*

Partial Cash Settlement). FSP APB 14-1 requires the issuer of convertible debt instruments with cash settlement features to account separately for the liability and equity components of the instrument. The debt would be recognized at the present value of its cash flows discounted using the issuer's nonconvertible debt borrowing rate at the time of issuance. The equity component would be recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. The FSP also requires accretion of the resultant debt discount over the expected life of the debt. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. Entities are required to apply the FSP retrospectively for all periods presented. We are currently evaluating FSP APB 14-1 and have not yet determined the impact its adoption will have on our consolidated financial statements. However, the impact of this new accounting treatment will be significant and will result in a significant increase to non-cash interest expense beginning in fiscal year 2010 for financial statements covering past and future periods.

Some provisions of our certificate of incorporation and bylaws may delay or prevent transactions that many stockholders may favor.

Some provisions of our certificate of incorporation and bylaws may have the effect of delaying, discouraging or preventing a merger or acquisition that our stockholders may consider favorable, including transactions in which stockholders might receive a premium for their shares. These provisions include:

- authorization of the issuance of "blank check" preferred stock without the need for action by stockholders;
- the removal of directors or amendment of our organizational documents only by the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote;
- provision that any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of the directors then in office;
- inability of stockholders to call special meetings of stockholders, although stockholders are permitted to act by written consent; and
- advance notice requirements for board nominations and proposing matters to be acted on by stockholders at stockholder meetings.

Our share price has been volatile and we expect that the price of our common stock may continue to fluctuate substantially.

Our stock price has fluctuated substantially since our initial public offering and more recently since the announcement of our anticipated restatement in December 2007 and the more recent turmoil in the worldwide financial markets. In addition to fluctuations related to Company-specific factors, broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuations in our stock price may include, among other things:

- actual or anticipated variations in quarterly operating results;
- changes in financial estimates by us or by any securities analysts who might cover our stock, or our failure to meet the estimates made by securities analysts;
- changes in the market valuations of other companies operating in our industry;
- announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;
- additions or departures of key personnel; and
- sales of our common stock, including sales of our common stock by our directors and officers or by our principal stockholders.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

Our headquarters are located in San Jose, California. Warehouse and distribution facilities are located in the U.S., Israel, United Kingdom, Turkey, Singapore, China, and Brazil. Our warehouse and distribution space is leased and totals approximately 290,000 square feet.

We also maintain research facilities and sales and administrative offices in the U.S. at approximately 15 locations in eight states or jurisdictions and outside the U.S. at approximately 45 locations in 20 countries. All of these locations are leased. We are using substantially all of our currently available productive space to develop, manufacture, market, sell and distribute our products. Our facilities are in good operating condition, suitable for their respective uses and adequate for current needs.

Location	Approximate Square Footage
Corporate Headquarters:	
United States	20,131
Warehouse and Distribution Facilities:	
United States	160,610
International	109,219
	289,960
Sales office or Research and Development:	
United States	253,795
International	228,841
	482,636

ITEM 3. *LEGAL PROCEEDINGS*

Class Action and Derivative Lawsuits

On or after December 4, 2007, several securities class action claims were filed against us and certain of our officers, former officers, and a former director. These lawsuits have been consolidated in the U.S. District Court for the Northern District of California as *In re VeriFone Holdings, Inc. Securities Litigation*, C 07-6140 MHP. The original actions were: *Eichenholtz v. VeriFone Holdings, Inc. et al.*, C 07-6140 MHP; *Lien v. VeriFone Holdings, Inc. et al.*, C 07-6195 JSW; *Vaughn et al. v. VeriFone Holdings, Inc. et al.*, C 07-6197 VRW (Plaintiffs voluntarily dismissed this complaint on March 7, 2008); *Feldman et al. v. VeriFone Holdings, Inc. et al.*, C 07-6218 MMC; *Cerini v. VeriFone Holdings, Inc. et al.*, C 07-6228 SC; *Westend Capital Management LLC v. VeriFone Holdings, Inc. et al.*, C 07-6237 MMC; *Hill v. VeriFone Holdings, Inc. et al.*, C 07-6238 MHP; *Offutt v. VeriFone Holdings, Inc. et al.*, C 07-6241 JSW; *Feitel v. VeriFone Holdings, Inc., et al.*, C 08-0118 CW. On August 22, 2008, the Court appointed plaintiff National Elevator Fund lead plaintiff and its attorneys lead counsel. Plaintiff filed its consolidated amended class action complaint on October 31, 2008 and we filed our motion to dismiss on December 31, 2008. The consolidated amended complaint asserts claims under the Securities Exchange Act Sections 10(b), 20(a), and 20A and Securities and Exchange Commission Rule 10b-5 for securities fraud and control person liability against us and certain of our current and former officers and directors, based on allegations that we and the individual defendants made false or misleading public statements regarding our business and operations during the putative class periods and seeks unspecified monetary damages and other relief. Discovery has not yet commenced and is not expected to do so until after a ruling on our motion to dismiss. At this time, we have not recorded any liabilities as we are unable to estimate any potential liability.

Beginning on December 13, 2007, several actions were also filed against certain current and former directors and officers derivatively on our behalf. These derivative lawsuits were filed in: (1) the U.S. District Court for the Northern District of California, as *In re VeriFone Holdings, Inc. Shareholder Derivative Litigation*, Lead Case No. C 07-6347, which consolidates *King v. Bergeron, et al.* (Case No. 07-CV-6347), *Hilborn v. VeriFone Holdings, Inc., et al.* (Case No. 08-CV-1132), *Patel v. Bergeron, et al.* (Case No. 08-CV-1133), and *Lemmond, et al. v. VeriFone Holdings, Inc., et al.* (Case No. 08-CV-1301); and (2) California Superior Court, Santa Clara County, as *In re*

VeriFone Holdings, Inc. Derivative Litigation, Lead Case No. 1-07-CV-100980, which consolidates *Catholic Medical Mission Board v. Bergeron, et al.* (Case No. 1-07-CV-100980), and *Carpel v. Bergeron, et al.* (Case No. 1-07-CV-101449). On May 15, 2008, the Court in the federal derivative action appointed Charles R. King as lead plaintiff and his attorneys as lead counsel. On October 31, 2008, plaintiffs in the federal action filed their consolidated amended derivative complaint, which names us as a nominal defendant and brings claims for insider selling, breach of fiduciary duty, unjust enrichment, waste of corporate assets and aiding and abetting breach of fiduciary duty against us and certain of our current and former officers and directors. On December 15, 2008, we and the other defendants filed a motion to dismiss. The parties have agreed by stipulation that briefing on this motion will relate only to the issue of plaintiffs' failure to make a pre-suit demand on our Board of Directors.

On October 31, 2008, the derivative plaintiffs in California Superior Court for the County of Santa Clara filed their consolidated derivative complaint, naming us as a nominal defendant and brings claims for insider selling, breach of fiduciary duty, unjust enrichment, waste of corporate assets and aiding and abetting breach of fiduciary duty against certain of our current and former officers and directors and our largest shareholder, GTCR Golder Rauner. On November 10, 2008, we filed a motion to stay the state court action pending resolution of the parallel federal actions, and the parties have agreed by stipulation to delay briefing on the motion to stay until after the issue of demand futility is resolved in the federal derivative case.

On January 27, 2008, a class action complaint was filed against us in the Central District Court in Tel Aviv, Israel on behalf of purchasers of our stock on the Tel Aviv Stock Exchange. The complaint seeks compensation for damages allegedly incurred by the class of plaintiffs due to the publication of erroneous financial reports. We filed a motion to stay the action, in light of the proceedings already filed in the United States, on March 31, 2008. A hearing on the motion was held on May 25, 2008. Further briefing in support of the stay motion, specifically with regard to the threshold issue of applicable law, was submitted on June 24, 2008. On September 11, 2008, the Israeli District Court ruled in our favor, holding that U.S. law would apply in determining our liability. On October 7, 2008, plaintiffs filed a motion for leave to appeal the District Court's ruling to the Israeli Supreme Court. Our response to plaintiffs' appeal motion is currently due January 18, 2009. Because our motion to stay will depend upon the Supreme Court's ruling, the District Court has stayed its proceedings until the Supreme Court rules on plaintiffs' motion for leave to appeal. At this time, we have not recorded any liabilities as we are unable to estimate any potential liability.

The foregoing cases are still in the preliminary stages, and we are not able to quantify the extent of our potential liability, if any. An unfavorable outcome in any of these matters could have a material adverse effect on our business, financial condition, and results of operations. In addition, defending this litigation is likely to be costly and may divert management's attention from the day-to-day operations of our business.

Regulatory Actions

We have responded to inquiries and provided information and documents related to the restatement of our fiscal year 2007 interim financial statements to the Securities and Exchange Commission, the Department of Justice, the New York Stock Exchange, and the Chicago Board Options Exchange. The SEC has interviewed several of our current and former officers and employees. We are continuing to cooperate with the SEC in responding to the SEC's requests for information and in scheduling interviews with current and former officers and employees. We are unable to predict what consequences, if any, any investigation by any regulatory agency may have on us. There is no assurance that other regulatory inquiries will not be commenced by other U.S. federal, state or foreign regulatory agencies.

Brazilian State Tax Assessment

One of our Brazilian subsidiaries has been notified of a tax assessment regarding Brazilian state value added tax ("VAT"), for the periods from January 2000 to December 2001 that relates to products supplied to us by a contract manufacturer. The assessment relates to an asserted deficiency of 4.7 million Brazilian reais (approximately $2.3 million) excluding interest. The tax assessment was based on a clerical error in which our Brazilian subsidiary omitted the required tax exemption number on its invoices. Management does not expect that we will ultimately incur a material liability in respect of this assessment, because they believe, based in part on advice of our Brazilian tax counsel, that we are likely to prevail in the proceedings relating to this assessment. On May 25, 2005, we had an administrative hearing with respect to this audit. We expect to receive the decision of the administrative body sometime in 2009. In the event we receive an adverse ruling from the administrative body, we will decide whether or not to appeal and would reexamine the determination as to whether an accrual is necessary. It is currently uncertain what impact this state tax examination may have with respect to our use of a corresponding exemption to reduce the Brazilian federal VAT.

Importation of Goods Assessments

Two of our Brazilian subsidiaries that were acquired as a part of the Lipman acquisition have been notified of assessments regarding Brazilian customs penalties that relate to alleged infractions in the importation of goods. The assessments were issued by the Federal Revenue Department in the City of Vitória, the City of São Paulo, and the City of Itajai. The assessments relate to asserted deficiencies totaling 26.9 million Brazilian reais (approximately $12.8 million) excluding interest. The tax authorities allege that the structure used for the importation of goods was simulated with the objective of evading taxes levied on the importation by under-invoicing the imported goods; the tax authorities allege that the simulation was created through a fraudulent interposition of parties, where the real sellers and buyers of the imported goods were hidden.

In the Vitória tax assessment, the fines were reduced from 4.7 million Brazilian reais (approximately $2.2 million) to 1.5 million Brazilian reais (approximately $0.7 million) on a first level administrative decision on January 26, 2007. The proceeding has been remitted to the Taxpayers Council to adjudicate the appeal of the first level administrative decision filed by the tax authorities. We also appealed the first level administrative decision on February 26, 2007. In this appeal, we argued that the tax authorities did not have enough evidence to determine that the import transactions were indeed fraudulent and that, even if there were some irregularities in such importations, they could not be deemed to be our responsibility since all the transactions were performed by the third-party importer of the goods. On February 27, 2008, the Taxpayers Council rendered its decision to investigate the first level administrative decision for further analysis of the matter. We expect to receive the decision of the Taxpayers Council sometime in 2009. In the event we receive an adverse ruling from the Taxpayers Council, we will decide whether or not to appeal to the judicial level. Based on our current understanding of the underlying facts, we believe that it is probable that its Brazilian subsidiary will be required to pay some amount of fines. At October 31, 2008, we have accrued 4.7 million Brazilian reais (approximately $2.2 million), excluding interest, which we believe is the probable payment.

On July 12, 2007, we were notified of a first administrative level decision rendered in the São Paulo tax assessment, which maintained the total fine of 20.2 million Brazilian reais (approximately $9.7 million) imposed. On August 10, 2007, we appealed the first administrative level decision to the Taxpayers Council. A hearing was held on August 12, 2008 before the Taxpayers Council and on October 14, 2008, the Taxpayers Council granted our appeal and dismissed the Sao Paulo assessment. However, the Taxpayers Council has not issued its written opinion concerning the legal basis for such dismissal, and the Brazilian tax authorities have informed us that it will file a revised assessment in this matter. Based on our current understanding of the underlying facts, we believe that it is probable that our Brazilian subsidiary will be required to pay some amount of fines. Accordingly, at October 31, 2008, we have accrued 20.2 million Brazilian reais (approximately $9.7 million), excluding interest.

On May 22, 2008, we were notified of a first administrative level decision rendered in the Itajai assessment, which maintained the total fine of 2.0 million Brazilian reais (approximately $0.9 million) imposed, excluding interest. On May 27, 2008, we appealed the first level administrative level decision to the Taxpayers Council. Based on our current understanding of the underlying facts, we believe that it is probable that our Brazilian subsidiary will be required to pay some amount of fines. Accordingly, at October 31, 2008, we have accrued 2.0 million Brazilian reais (approximately $0.9 million), excluding interest.

SPA Syspatronic AG v. VeriFone Holdings, Inc., VeriFone, Inc., et al.

On September 18, 2007, SPA Syspatronic AG ("SPA") commenced an action in the United States District Court for the Eastern District of Texas, Marshall Division, against us and others, alleging infringement of U.S. Patent No. 5,093,862 purportedly owned by SPA. The plaintiff is seeking a judgment of infringement, an injunction against further infringement, damages, interest, and attorneys' fees. We filed an answer and counterclaims on November 8, 2007, and intend to vigorously defend this litigation. On January 28, 2008, we requested that the U.S. Patent and Trademark Office (the "PTO") perform a re-examination of the patent. The PTO granted the request on April 4, 2008. We then filed a motion to stay the proceedings with the Court and on April 25, 2008, the Court agreed to stay the proceedings pending the re-examination. On December 19, 2008, the PTO rejected all claims of the subject patent on the same basis as was identified in our request for re-examination. The case is still in the preliminary stages, and it is not possible to quantify the extent of our potential liability, if any. An unfavorable outcome could have a material adverse effect on our business, financial condition, results of operations, and cash flow.

Cardsoft, Inc. et al v. VeriFone Holdings, Inc., VeriFone, Inc., et al.

On March 6, 2008, Cardsoft, Inc. and Cardsoft (Assignment for the Benefit of Creditors), LLC ("Cardsoft") commenced an action in the United States District Court for the Eastern District of Texas, Marshall Division, against us and others, alleging infringement of U.S. Patents No. 6,934,945 and No. 7,302,683 purportedly owned by Cardsoft. The plaintiff is seeking a judgment of infringement, an injunction against further infringement, damages, interest, and attorneys' fees. We intend to vigorously defend this litigation.

Communication Transaction Solutions, Inc. v. VeriFone Holdings, Inc., VeriFone, Inc., et al.

We are a defendant in this action initiated in the California Superior Court in Santa Clara County on August 30, 2006, in which the plaintiff alleges, among other things, misappropriation of trade secrets in connection with the Company's development of its wireless pay-at-the-table system. These allegations followed our decision in October 2005 to terminate discussions regarding a possible acquisition of the plaintiff's business. The plaintiff is seeking damages, interest and attorneys' fees. The parties argued summary judgment motions on September 4, 2008 and on September 11, 2008, the Court dismissed certain of the plaintiffs' claims. With respect to the remaining claims, the case is scheduled to go to trial in January 2009. We have engaged in court-mandated settlement discussions with the plaintiff but no settlement has been reached. Although an unfavorable outcome could have a material adverse effect on us, we believe the plaintiff's claims are entirely without merit and intend to vigorously defend this litigation and pursue our counterclaims.

From time to time, we are subject to other legal proceedings related to commercial, customer, and employment matters that have arisen during the ordinary course of its business. Although there can be no assurance as to the ultimate disposition of these matters, our management has determined, based upon the information available at the date of these financial statements, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

ITEM 4. ***SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS***

The following is a tabulation of the votes on proposals considered at our annual meeting of stockholders held on October 8, 2008:

1. To elect nine directors to serve on our Board of Directors for one-year terms.

	For	Withheld
Douglas G. Bergeron	67,279,614	859,644
Robert W. Alspaugh	67,966,504	172,754
Dr. Leslie G. Denend	59,988,975	8,150,283
Alex W. (Pete) Hart	63,306,539	4,832,719
Robert B. Henske	59,990,464	8,148,794
Eitan Raff	67,966,400	172,858
Charles R. Rinehart	64,222,967	3,916,291
Collin E. Roche	63,509,723	4,629,535
Jeffrey E. Stiefler	67,981,066	158,192

2. To approve an amendment to VeriFone's Certificate of Incorporation to increase the authorized number of shares of common stock.

For	65,102,140
Against	3,018,408
Abstain	18,710

3. To approve an amendment to our 2006 Equity Incentive Plan to increase the number of shares of common stock that may be issued thereunder.

For	38,841,702
Against	22,577,585
Abstain	12,363
Broker Non-Vote	6,707,608

4. To ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ended October 31, 2008.

For	65,902,575
Against	375,881
Abstain	1,860,802

PART II

ITEM 5. *MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our common stock has been quoted on the New York Stock Exchange under the symbol "PAY" since April 29, 2005. Prior to that time, there was no public market for our stock.

The following table sets forth for the indicated periods, the high and low sale prices of our common stock.

	Fiscal 2008 Quarter Ended				Fiscal 2007 Quarter Ended			
	Jan. 31 2008	Apr. 30 2008	Jul. 31 2008	Oct. 31 2008	Jan. 31 2007	Apr. 30 2007	Jul. 31 2007	Oct. 31 2007
High	$49.79	$21.12	$16.14	$21.17	$40.82	$42.72	$38.94	$50.00
Low	$15.59	$10.10	$10.75	$ 8.53	$29.26	$34.84	$31.45	$33.03

On October 31, 2008, the closing sale price of our common stock on the New York Stock Exchange was $11.36 and on December 31, 2008, the closing sale price of our common stock on the New York Stock Exchange was $4.90. As of December 31, 2008, there were approximately 36 stockholders of record. Because many shares of our common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these holders of record.

Dividend Policy

We have not declared or paid cash dividends on our capital stock in our most recent four full fiscal years. We do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain any future earnings to finance our operations and growth. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent on earnings, financial condition, operating results, capital requirements, any contractual restrictions, and other factors that our board of directors deems relevant. In addition, our Credit Facility contains limitations on the ability of our principal operating subsidiary, VeriFone, Inc., to declare and pay cash dividends. Because we conduct our business through our subsidiaries, as a practical matter these restrictions similarly limit our ability to pay dividends on our common stock.

Securities Authorized for Issuance Under Equity Compensation Plans

Information with respect to Securities Authorized for Issuance Under Equity Compensation may be found in "Item 12 — Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters — Equity Compensation Plan Information," which section is incorporated herein by reference.

Performance Graph

The following graph and table:

- compares the performance of an investment in our common stock over the period of April 29, 2005 through October 31, 2008 beginning with an investment at the closing market price on April 29, 2005, the end of the first day our common stock traded on the exchange following our initial public offering, and thereafter, based on the closing price of our common stock on the market, with the S&P 500 Index and a selected peer group index (the "Comparables Index"). The Comparables Index was selected on an industry basis and includes Ingenico S.A., Hypercom Corp., International Business Machines Corp., MICROS Systems, Inc., NCR Corp. and Radiant Systems, Inc.
- assumes $100 was invested on the start date at the price indicated and that dividends, if any, were reinvested on the date of payment without payment of any commissions. The performance shown in the graph and table represents past performance and should not be considered an indication of future performance.



DOLLARS
600
500
400
300
200
100
0
VeriFone Holdings, Inc.
S&P 500 Index
Comparables Index
4/29/2005
10/31/2005
10/31/2006
10/31/2007
10/31/2008

	April 29, 2005	October 31, 2005	October 31, 2006	October 31, 2007	October 31, 2008
VeriFone Holdings, Inc.	$100.00	$215.81	$271.72	$459.81	$105.67
S&P 500 Index	$100.00	$104.34	$119.11	$133.93	$ 83.74
Comparables Index	$100.00	$107.05	$121.32	$153.57	$120.81

The information provided above under the heading "Performance Graph" shall not be considered "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

ITEM 6. *SELECTED FINANCIAL DATA*

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the accompanying notes and *"Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations"* included elsewhere in this report. The selected data in this section is not intended to replace the consolidated financial statements.

	Years Ended October 31,				
	2008(1)	2007(2)	2006	2005	2004
	(In thousands, except per share data)				
Consolidated Statements of Operations Data:					
Net revenues	$ 921,931	$902,892	$581,070	$485,367	$390,088
Cost of net revenues	628,900	603,660	319,525	288,542	241,637
Gross profit	293,031	299,232	261,545	196,825	148,451
Operating expenses:					
Research and development	75,622	65,430	47,353	41,830	33,703
Sales and marketing	91,457	96,295	58,607	52,231	44,002
General and administrative	126,625	80,704	42,573	29,609	25,503
Impairment of goodwill and intangible assets	289,119	—	—	—	—
Amortization of purchased intangible assets	26,033	21,571	4,703	4,967	10,200
In-process research and development	—	6,752	—	—	—
Total operating expenses	608,856	270,752	153,236	128,637	113,408
Operating income (loss)	(315,825)	28,480	108,309	68,188	35,043
Interest expense	(28,413)	(36,598)	(13,617)	(15,384)	(12,597)
Interest income	5,981	6,702	3,372	598	—
Other income (expense), net	(13,181)	(7,882)	(6,394)	(6,673)	(11,869)
Income (loss) before income taxes	(351,438)	(9,298)	91,670	46,729	10,577
Provision for income taxes	73,884	24,718	32,159	13,490	4,971
Net income (loss)	(425,322)	(34,016)	59,511	33,239	5,606
Accrued dividends on preferred stock	—	—	—	—	4,959
Net income (loss) attributable to common stockholders	$(425,322)	$ (34,016)	$ 59,511	$ 33,239	$ 647
Net income (loss) per common share:					
Basic	$ (5.05)	$ (0.41)	$ 0.90	$ 0.57	$ 0.01
Diluted	$ (5.05)	$ (0.41)	$ 0.86	$ 0.54	$ 0.01
Weighted average shares used in computing net income (loss) per common share:					
Basic	84,220	82,194	66,217	58,318	50,725
Diluted	84,220	82,194	68,894	61,460	56,588
Cash dividends per common share	$ —	$ —	$ —	$ —	$ 1.72

	As of October 31,				
	2008	2007(3)	2006	2005	2004
	(In thousands)				
Consolidated Balance Sheets Data:					
Cash and cash equivalents	$ 157,160	$ 215,001	$ 86,564	$ 65,065	$ 12,705
Total assets	1,079,752	1,547,309	452,945	327,352	245,619
Long-term debt and capital leases, including current portion	548,379	553,152	192,889	182,806	262,187

(1) Our fiscal year 2008 results of operations include $41.8 million of general and administrative costs related to the restatement of interim financial information for the first three quarters of the fiscal year ended October 31, 2007. We recorded $262.5 million impairment of goodwill and $26.6 million impairment of developed and core technology intangible assets due to lower revenue expectation in light of current operating performance and future operating expectations. We also recognized a $62.3 million income tax expense for recording a full valuation allowance against all beginning of the year balances for U.S. deferred tax assets.

(2) We acquired Lipman on November 1, 2006 and its results of operations are included from the date of acquisition. We also recognized an IPR&D expense of $6.8 million in connection with our Lipman acquisition.

(3) In November 2006, we increased our outstanding balance on our Term B Loan to $500.0 million. In June 2007, we sold $316.2 million of 1.375% Senior Convertible Notes due 2012. We repaid $263.8 million of our outstanding Term B Loan with the proceeds from the sale of the 1.375% Senior Convertible Notes.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

This section and other parts of this Form 10-K contain forward-looking statements that involve risks and uncertainties. In some cases, forward-looking statements can be identified by words such as "anticipates," "expects," "believes," "plans," "predicts," and similar terms. Such forward-looking statements are based on current expectations, estimates, and projections about our industry, and management's beliefs and assumptions. Forward-looking statements are not guarantees of future performance and our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in "Item 1A — Risk Factors" above. The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Form 10-K. Unless required by law, we undertake no obligation to update any forward-looking statements, whether as result of new information, future events, or otherwise.

Overview

We are a global leader in secure electronic payment solutions. We provide expertise, solutions, and services that add value to the point of sale with merchant-operated, consumer-facing, and self-service payment systems for the financial, retail, hospitality, petroleum, government, transportation and healthcare vertical markets. We have one of the leading electronic payment solutions brands and are one of the largest providers of electronic payment systems worldwide. We believe that we benefit from a number of competitive advantages gained through our 27 year history and success in our industry. These advantages include our globally trusted brand name, large installed base, significant involvement in the development of industry standards, global operating scale, customizable platforms, and investment in research and development. We believe that these advantages position us well to capitalize on the continuing global shift toward electronic payment transactions.

Our industry's growth continues to be driven by the long-term shift towards electronic payment transactions and away from cash and checks in addition to an improvement in security standards that require more advanced electronic payment systems. Internationally, growth rates have been higher because of the relatively lower penetration rates of electronic payment transactions in many countries as well as governmental efforts to modernize their economies and use electronic payments as a means of improving collection of value-added tax ("VAT") and sales tax. Recently, additional factors have driven growth, including the shift from dial up to internet protocol ("IP") based and wireless communications, personal identification number ("PIN") based debit transactions, and advances in computing technology which enable vertical solutions and non-payment applications to reside at the point of sale.

Revenues recognized in our fiscal quarters have tended to be back-end loaded as we receive sales orders and deliver our System Solutions towards the end of each fiscal quarter including the fourth quarter. This back-end loading may adversely affect our results of operations in a number of ways. First, if we expect to receive sales orders that do not materialize at the end of the fiscal quarter or if we do not receive them with sufficient time to deliver our System Solutions and recognize revenue in that fiscal quarter, our revenues and profitability may be adversely affected. In addition, the manufacturing processes at our internal manufacturing facility could become concentrated in a shorter time period which could increase labor and other manufacturing costs as well as delivery costs and negatively impact our gross margins. If, on the other hand, we were to hold higher inventory levels to counteract this effect, we would be subject to an enhanced risk of inventory obsolescence. The concentration of orders may also make it difficult to accurately forecast component requirements and, as a result, we could experience a shortage of the components needed for production, possibly delaying shipments and causing lost orders. This could cause us to fail to meet our revenue and operating profit expectations for a particular quarter and could increase the fluctuation of our quarterly results if shipments are delayed from one fiscal quarter to the next or orders are cancelled by customers.

Security has become a driving factor in our business as our customers endeavor to meet ever escalating governmental requirements related to the prevention of identity theft as well as operating safeguards imposed by the credit and debit card associations, members of which include Visa International ("Visa") MasterCard Worldwide ("MasterCard"), American Express, Discover Financial Services, and JCB Co., Ltd. ("JCB"). In September 2006, these card associations established the PCI SSC to oversee and unify industry standards in the areas of credit card data security, referred to as the PCI-PED standard which consists of PIN-entry device security ("PED") and the PCI-DSS for enterprise data security, and the Payment Application Data Security Standard ("PA-DSS") for payment application data security. We are a leader in providing systems and software solutions that meet these standards and have upgraded or launched next generation system solutions that span our product portfolio ahead of mandated deadlines.

We operate in two business segments: North America and International. We define North America as the United States and Canada, and International as all other countries from which we derive revenues.

In the fourth quarter of fiscal 2008, we experienced lower than expected revenue levels and softer demand globally due to weakened markets and adverse economic conditions. Even if economic conditions improve, we believe that demand for wireless, IP-enabled, PIN-based debit and enhanced security systems will continue to be adversely affected by lower North American demand as retailers plan to close redundant or underperforming locations and the purchasing power of certain International customers diminishes due to unfavorable foreign currency exchange rate movements. However, we expect demand in emerging economies to continue to grow faster relative to our mature markets as these economies develop and seek to enhance VAT collection. We continue to devote research and development ("R&D") resources to address these market needs.

Lipman Acquisition

On November 1, 2006, we acquired Lipman Electronic Engineering Ltd, or Lipman, and in connection with this acquisition, we issued 13,462,474 shares of our common stock and paid $347.4 million in cash in exchange for all the outstanding ordinary shares of Lipman. All options to purchase Lipman ordinary shares were exchanged for options to purchase approximately 3.4 million shares of our common stock. In addition, in accordance with the merger agreement, Lipman's Board of Directors declared a special cash dividend of $1.50 per Lipman ordinary share, or an aggregate amount of $40.4 million. The aggregate purchase price for this acquisition was $799.3 million.

Results of Operations

Restatement

On December 3, 2007, we announced that our management had identified errors in accounting related to the valuation of in-transit inventory and allocation of manufacturing and distribution overhead to inventory and that as a result of these errors, we anticipated that a restatement of our unaudited condensed consolidated financial statements for the interim periods during our fiscal year ended October 31, 2007 would be required. Our Audit Committee conducted an independent investigation into the errors in accounting that led to the anticipated restatement.

The Audit Committee investigation and restatement process resulted in delays to the completion of our fiscal year 2007 annual financial statements and first and second quarter of fiscal year 2008 interim financial statements and identified several weaknesses in our internal controls. We have incurred and will continue to incur significant costs related to this process. In addition, a number of securities class action complaints were filed against us and certain of our current and former officers, and a number of derivative actions were filed against certain of our current and former directors and officers. The costs of the investigation, the restatement and defense of the related litigation, as well as the time and energy required to be devoted to these matters by our management, has had a significant impact on our results of operations and may continue to do so for the foreseeable future.

In connection with the Audit Committee investigation and restatement process, we identified material weaknesses in our internal control over financial reporting, as a result of which our senior management concluded that our disclosure controls and procedures were not effective. These material weaknesses were previously disclosed under *"Item 9A — Controls and Procedures"* in our Annual Report on Form 10-K for the fiscal year ended October 31, 2007. Although we have worked to resolve these material weaknesses in our internal controls, as disclosed under *"Item 9A — Controls and Procedures"* in this Annual Report, our management has determined that certain of these material weaknesses in our internal control over financial reporting were not remediated as of October 31, 2008.

Net Revenues

We generate net revenues through the sale of our electronic payment systems and solutions that enable electronic transactions, which we identify as System Solutions, and to a lesser extent, warranty and support services, field deployment, installation and upgrade services, and customer specific application development, which we identify as Services.

Net revenues, which include System Solutions and Services, are summarized in the following table (in thousands, except percentages):

	Years Ended October 31,						
	2008	Change	% Change	2007	Change	% Change	2006
System Solutions	$807,465	$15,176	1.9%	$792,289	$275,135	53.2%	$517,154
Services	114,466	3,863	3.5%	110,603	46,687	73.0%	63,916
Total	$921,931	$19,039	2.1%	$902,892	$321,822	55.4%	$581,070

System Solutions Revenues

System Solutions net revenues increased $15.2 million, or 1.9%, to $807.5 million for the fiscal year ended October 31, 2008 from $792.3 million for the fiscal year ended October 31, 2007. System Solutions net revenues comprised 87.6% of total net revenues for the fiscal year ended October 31, 2008 as compared to 87.8% for the fiscal year ended October 31, 2007.

International System Solutions net revenues for the fiscal year ended October 31, 2008 increased $56.3 million, or 12.5%, to $506.9 million compared to the fiscal year ended October 31, 2007. Latin American net revenues increased $31.6 million, or 22.1% to $174.6 million, European net revenues increased $19.4 million, or 7.9%, to $264.6 million, and net revenues in Asia increased $5.3 million, or 8.5%, to $67.7 million, compared to the fiscal year ended October 31, 2007. In Latin America, Brazil financial system solutions markets were favorably impacted by the public offering of one of our largest Brazilian customers and Brazil demand for prepaid top-ups, medical and healthcare system solutions increased due to a favorable macroeconomic climate throughout most of the year. Mexico revenues declined due to a less favorable tax regime from the government sponsored terminalization program. European net revenues increased slightly due to improved supply chain and sales execution compared to the fiscal year ended October 31, 2007. However, revenues were adversely impacted by increased pricing competition from our principal competitors in Europe and Latin America and local competitors in Asia.

North America System Solutions net revenues for the fiscal year ended October 31, 2008 decreased $41.2 million or 12.0% to $300.6 million compared to the fiscal year ended October 31, 2007. The largest declines were in the U.S. Financial business and Petroleum Solutions business. Our U.S. Financial business was constrained overall due to adverse economic conditions which slowed retail store openings. Petroleum Solutions sales continued to decline due to an unfavorable economic climate and high petroleum prices for the majority of the year which affected the retail petroleum market. These declines in revenue was partially offset by strong sales in Multi-lane, reflecting deployments which address enhanced PCI-DSS requirements.

We are unable to predict the likely duration and severity of the current disruption in the financial markets and adverse economic conditions in the U.S. and other countries and such conditions, if they persist, will continue to adversely impact our business, operating results, and financial condition.

System Solutions net revenues increased $275.1 million, or 53.2% during the fiscal year ended October 31, 2007 compared to the fiscal year ended October 31, 2006 primarily due to a $213.1 million increase in International System Solutions net revenues and a $61.5 million increase in North America System Solutions net revenues due principally to the Lipman acquisition. The increase in International System Solutions net revenues was largely attributable to growth across emerging economies, in particular Brazil, Turkey, China, and Israel. Factors driving the increase attributable to emerging economies were the addition of the Nurit product lines, acquired in the Lipman acquisition, and the continued desire of these countries to modernize their infrastructure and improve collection of VAT. The increase in North America System Solutions net revenues was primarily attributable to an increase in demand for wireless products due to our customers' interest in differentiating the service they provide to merchants, and higher sales in Canada, where customers are preparing for a transition to EMV and Interac Chip acceptance. System Solutions net revenues comprised 87.8% of total net revenues for the fiscal year ended October 31, 2007 compared to 89.0% from the fiscal year ended October 31, 2006.

Services Revenues

Services net revenues increased $3.9 million, or 3.5%, to $114.5 million for the fiscal year ended October 31, 2008 from $110.6 million for fiscal year ended October 31, 2007. International service revenue growth in Brazil and Asia was partially offset by a decline in European refurbishment contracts. North America revenue growth was approximately flat with higher taxicab related services offsetting a decline in Petroleum related services.

Services net revenues increased $46.7 million, or 73.0%, to $110.6 million for the fiscal year ended October 31, 2007 compared to the fiscal year ended October 31, 2006 primarily due to higher maintenance revenues and deployment revenues in Europe and Brazil as a result of the Lipman acquisition.

Gross Profit

The following table shows the gross profit and gross profit percentages for System Solutions and Services (in thousands, except percentages):

	Years Ended October 31,					
	2008		2007		2006	
	Amounts	%	Amounts	%	Amounts	%
System Solutions	$251,423	31.1%	$246,294	31.1%	$230,106	44.5%
Services	41,608	36.3%	52,938	47.9%	31,439	49.2%
Total	$293,031	31.8%	$299,232	33.1%	$261,545	45.0%

System Solutions

Gross profit on System Solutions increased $5.1 million, or 2.1%, to $251.4 million for the fiscal year ended October 31, 2008 from $246.3 million for the fiscal year ended October 31, 2007. Gross profit on System Solutions represented 31.1% of System Solutions net revenues for the fiscal years ended October 31, 2008 and 2007. Year over year declines in the gross profit percentages in both North America and International segments were offset by a reduction in Corporate costs in the fiscal year ended October 31, 2008.

North America gross profit percentage declined primarily due to the growth in Multi-lane system solutions, which tends to carry lower than average gross margins, and the lower proportion of Petroleum system solution sales, which tends to carry higher than average gross margins. In addition, we experienced pricing pressure in both landline and wireless financial solutions. Partially offsetting these decreases was the reduction of sales of a low margin legacy check processing solution for which sales effectively terminated in the first quarter of fiscal year 2007.

International gross profit percentage declined due to the combination of increased price competition in emerging markets countries, including Russia, China, Turkey and Brazil. In addition, certain customers purchased non-PCI compliant inventory at significant discounts. In addition, revenues in Latin America, which have historically carried gross margins below international averages, increased proportionally in the fiscal year ended October 31, 2008.

The overall gross profit percentage was also negatively impacted by the higher proportion of International net revenues, which typically carry a lower margin than North American net revenues.

Corporate costs decreased as a percentage of System Solutions net revenues primarily due to a $13.8 million decrease in amortization of inventory step-up and a $5.7 million decrease in amortization of purchased core and developed technology assets as a result of the Lipman acquisition. These amortization expenses amounted to 4.0% of System Solutions net revenues for the fiscal year ended October 31, 2008 compared to 6.5% for the fiscal year ended October 31, 2007. In addition, there was a $11.7 million decrease in excess and obsolescence charges and provisions for purchase of excess components from contract manufacturers, reflecting a reduction in non-PCI related inventory.

Gross profit on System Solutions increased $16.2 million, or 7.0%, to $246.3 million for the fiscal year ended October 31, 2007 compared to the fiscal year ended October 31, 2006. Gross profit on System Solutions represented 31.1% of System Solutions net revenues for the fiscal year ended October 31, 2007, down from 44.5% for the fiscal year ended October 31, 2006. This gross profit percentage decline reflects higher corporate costs, largely attributable to the acquisition of Lipman and the higher proportion of International net revenues, which typically carry a lower margin than North American net revenues. In addition, declines in gross profit percentage occurred in International and North America due to year end discounting of non-PCI compliant inventory.

Services

Gross profit on Services decreased $11.3 million, or 21.4%, to $41.6 million for the fiscal year ended October 31, 2008, from $52.9 million for the fiscal year ended October 31, 2007. Gross profit on Services represented 36.3% of Services net revenues for the fiscal year ended October 31, 2008, as compared to 47.9% for the fiscal year ended October 31, 2007. This decline was primarily due to unfavorable product mix within Europe and to a lesser extent a revenue shift towards Latin America and Asia, where gross profit percentages are generally below the International average. In North America, the gross profit percentage declined slightly due to a decline in higher margin upgrade services.

Gross profit on Services increased $21.5 million, or 68.4% for the fiscal year ended October 31, 2007 compared to the fiscal year ended October 31, 2006. Gross profit on Services represented 47.9% of Services net revenues for the fiscal year ended October 31, 2007, as compared to 49.2% for the fiscal year ended October 31, 2006. This decline was due to the higher proportion of international services revenues, which carry lower margins relative to North America.

We expect the gross margin percentages, both System Solutions and Services, of our International segment to continue to be lower than the comparable gross profit percentages in our North America segment.

Research and Development Expenses

R&D expenses for the fiscal years ended October 31, 2008, 2007, and 2006 are summarized in the following table (in thousands, except percentages):

	Years Ended October 31,						
	2008	Change	% Change	2007	Change	% Change	2006
Research and development . .	$75,622	$10,192	15.6%	$65,430	$18,077	38.2%	$47,353
Percentage of net revenues . .	8.2%			7.2%			8.1%

R&D expenses increased $10.2 million or 15.6% in the year ended October 31, 2008 compared to the year ended October 31, 2007 primarily due to a $7.4 million increase in personnel costs resulting from higher headcount and unfavorable currency exchange rates, $1.8 million in restructuring costs, and a $2.7 million write-off of capitalized software development costs due to a change in our approach to the French market. In addition. R&D material and supplies increased by $1.0 million to support the ongoing R&D efforts. These increases were partially offset by a $1.0 million decrease in stock-based compensation expense.

R&D expenses for the fiscal year ended October 31, 2007 increased compared to the same period ended October 31, 2006, due to $13.6 million of expenses incurred at former Lipman entities, $4.7 million increase in stock-based compensation expense, and $2.5 million of expenses incurred at former PayWare entities. These increases were partially offset by a $4.8 million increase in software costs required to be capitalized under Statement of Financial Accounting Standards ("SFAS") No. 86 for the fiscal year ended October 31, 2007 as compared to the prior fiscal year ended October 31, 2006 due to an increase in the number of projects which have software spending.

We expect R&D expenses over the next few quarters to decline in absolute amounts as we assess the changing macroeconomic environment.

Sales and Marketing Expenses

Sales and marketing expenses for the fiscal years ended October 31, 2008, 2007, and 2006 are summarized in the following table (in thousands, except percentages):

	Years Ended October 31,						
	2008	Change	% Change	2007	Change	% Change	2006
Sales and marketing	$91,457	$(4,838)	(5.0)%	$96,295	$37,688	64.3%	$58,607
Percentage of net revenues	9.9%			10.7%			10.1%

Sales and marketing expenses decreased $4.8 million or 5.0% for the year ended October 31, 2008, compared to the year ended October 31, 2007 mainly as a result of a $3.4 million reduction in trade show and marketing communication activities, a $2.8 million decrease in stock-based compensation expense, and $1.9 million in lower personnel costs. The decreases were partially offset by a $2.8 million increase in restructuring costs.

Sales and marketing expenses for the fiscal year ended October 31, 2007 increased compared to the fiscal year ended October 31, 2006. The higher expenses, due primarily to the acquisitions of Lipman and PayWare, included $15.7 million of increased personnel costs, $6.9 million of increased stock-based compensation expense, $6.0 million of increased outside services, $2.5 million of increased marketing communication expenses, and $2.2 million of increased travel expenses.

We expect sales and marketing expenses to decline over the next few quarters in absolute terms as we assess the changing macroeconomic environment.

General and Administrative Expenses

General and administrative expenses for the fiscal years ended October 31, 2008, 2007, and 2006 are summarized in the following table (in thousands, except percentages):

	Years Ended October 31,						
	2008	Change	% Change	2007	Change	% Change	2006
General and administrative	$126,625	$45,921	56.9%	$80,704	$38,131	89.6%	$42,573
Percentage of net revenues	13.7%			8.9%			7.3%

General and administrative expenses increased $45.9 million or 56.9% in the year ended October 31, 2008 compared to the year ended October 31, 2007. The increase was primarily due to $41.8 million in costs related to the independent investigation and 2007 quarterly restatement. Additional increases consisted of a $5.4 million increase in professional services fees primarily due to higher audit and litigation fees, a $5.8 million increase in personnel costs to address restatement activities and the remediation of control weaknesses, a $2.4 million increase in restructuring costs and a $2.0 million expense for potential settlement of ongoing litigation. Furthermore, we incurred a $2.7 million increase in travel expenses and a $2.8 million increase in depreciation and maintenance costs primarily as a result of the November 2007 Oracle implementation. These increases were partially offset by the non-recurrence of $10.2 million of integration expenses incurred during the fiscal year 2007 relating to the acquisition of Lipman and restructuring charges in VeriFone entities, a $5.7 million decrease in stock-based compensation, and a $2.4 million decrease in bad debt expenses due to a more favorable collections experience.

General and administrative expenses for the fiscal year ended October 31, 2007 increased $38.1 million or 89.6% compared to the fiscal year ended October 31, 2006, due to the acquisitions of Lipman and PayWare and included $10.2 million of integration expenses relating to the acquisition of Lipman and restructuring charges in VeriFone entities, $9.0 million of increased stock-based compensation, $8.4 million of increased personnel costs, $2.7 million of increased outside contracted services, $2.0 million of increased bad debt expense, $1.0 million of increased legal expenses, and $0.9 million of increased insurance expenses.

We expect general and administrative expenses, excluding costs related to the independent investigation and 2007 quarterly restatement, to be relatively flat over the next few quarters as we assess the changing macroeconomic environment.

Amortization of Purchased Intangible Assets

Amortization of purchased intangible assets increased $4.5 million to $26.0 million for the year ended October 31, 2008 compared with $21.6 million in fiscal year 2007 primarily due to the fluctuation of foreign currency exchange rates.

For the fiscal year ended October 31, 2007, amortization of purchased intangible assets increased $16.9 million compared to the fiscal year ended October 31, 2006 primarily due to additional purchased intangible assets relating to the acquisition of Lipman, which was completed on November 1, 2006.

In-Process Research and Development (IPR&D)

We recognized IPR&D expense of $6.8 million during the fiscal year ended October 31, 2007 in connection with our Lipman acquisition. The products considered to be IPR&D were in our consumer-activated and countertop communication modules which have subsequently reached technological feasibility.

Impairment of Goodwill and Intangible Assets

We performed our annual impairment test of goodwill as of August 1, 2008 in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* which did not result in an impairment of goodwill. However, in October 2008, in light of our disappointing fourth quarter operating results due to severe macroeconomic conditions caused by the illiquidity of the credit markets, difficulties in banking and financial services sectors, falling consumer confidence and rising unemployment rates, our projected future cash flow declined significantly. We decided that this was an indicator of possible impairment of goodwill and long-lived assets as defined under SFAS No. 142 and

SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, triggering the necessity of impairment tests as of October 15, 2008.

As a result of the goodwill impairment test, we concluded that the carrying amount of our goodwill in the EMEA reporting unit exceeded its implied fair value and recorded an impairment charge of $262.5 million in our Corporate segment during the year ended October 31, 2008. We determined the fair value of the EMEA reporting unit using the income approach, which requires estimates of future operating results and discounted cash flows. Our estimates resulted from an updated long-term financial outlook developed as part of our annual strategic planning cycle.

As a result of the long-lived assets impairment test, we recorded a $26.6 million impairment charge in our Corporate segment related to the write-down to fair value of the net carrying value of the developed and core technology intangible assets in the International segment due to lower revenue expectations in light of current operating performance and future operating expectations. We determined the recoverability of these assets under SFAS No. 144 based on their undiscounted estimated future net cash flows and the impairment charge based on fair value using discounted cash flows.

We will continue to evaluate the carrying value of goodwill and intangible assets and if we determine in the future that there is a potential impairment in any of our reporting units, we may be required to record additional significant charges to earnings which would adversely affect our financial results and could also materially adversely affect our business.

Interest Expense

Interest expense decreased $8.2 million in the year ended October 31, 2008 compared to the year ended October 31, 2007 mostly attributable to the lower effective interest rate in fiscal year 2008. In June 2007, we repaid an aggregate of $263.8 million of our Term B Loan which had an interest rate of 7.11% with a portion of the proceeds from the issuance of the Senior Convertible Notes which bear interest at a rate of 1.375% subject to adjustments as described in *Note 6. "Financing"* of our Consolidated Financial Statements.

For the fiscal year ended October 31, 2007, interest expense increased $23.0 million compared to the fiscal year ended October 31, 2006 primarily attributable to the increase in principal amount of debt outstanding due to the completion of our acquisition of Lipman, partially offset by the lower average interest rates paid following issuance of our convertible debt.

In May 2008, the FASB issued FASB Staff Position ("FSP") APB 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)*. FSP APB14-1 will require us to account separately for the liability and equity components of our convertible debt. The debt would be recognized at the present value of its cash flows discounted using our nonconvertible debt borrowing rate at the time of issuance. The equity component would be recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. The FSP also requires accretion of the resultant debt discount over the expected life of the debt. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. Entities are required to apply the FSP retrospectively for all periods presented. We are currently evaluating FSP APB 14-1 and have not yet determined the impact its adoption will have on our consolidated financial statements. However, the impact of this new accounting treatment may be significant and may result in a significant increase to non-cash interest expense beginning in fiscal year 2010 for financial statements covering past and future periods.

Interest Income

Interest income decreased $0.7 million in the year ended October 31, 2008 compared to the year ended October 31, 2007. This decrease was attributable to the impact of lower effective interest rates during fiscal year 2008 compared to fiscal year 2007.

Interest income increased $3.3 million for the fiscal year ended October 31, 2006. The increase was attributable to higher cash balances for the fiscal year ended October 31, 2007 relative to the fiscal year ended October 31, 2006.

Other Income (Expense), net

Other income (expense), net increased $5.3 million in the year ended October 31, 2008 compared to the year ended October 31, 2007 predominately resulting from a $9.0 million increase in foreign currency exchange loss and a $2.2 million impairment of equity investment primarily as a result of the investee being insolvent which were partially offset by the non-recurrence of a $4.8 million write-off of debt issuance expense as a result of the extinguishment of debt in the year ended October 31, 2007.

For the fiscal year ended October 31, 2007, other income (expense), net was $7.9 million resulting primarily from the write-off of debt issuance costs of $4.8 million related to the accelerated pay-down of the Term B loan facility, and $2.3 million resulting from the net effects of currency conversion transactions, currency translation, and settlements of currency derivative transactions.

Provision for Income Taxes

We recorded a provision for income taxes of $73.9 million for the fiscal year ended October 31, 2008 compared to a provision for income taxes of $24.7 million for the fiscal year ended October 31, 2007. The increase in the provision for income taxes is primarily attributable to increases in tax expense of $62.3 million associated with recording a full valuation allowance against all beginning of the year balances for U.S. deferred tax assets.

We recorded a provision for income taxes of $24.7 million for the fiscal year ended October 31, 2007 compared to a provision for income taxes of $32.2 million for the fiscal year ended October 31, 2006. The decrease in the provision for income taxes is primarily attributable to a decrease in global pre-tax income and changes in the jurisdictional mix of income, partially offset by an increase in valuation allowance during the year.

As of October 31, 2008, we have recorded deferred tax assets on our Consolidated Balance Sheets after recording a valuation allowance against all U.S. deferred tax assets and certain foreign jurisdictions where realizability is uncertain. The realization of the deferred tax assets not subject to a valuation allowance is dependent on our generating sufficient taxable income in the jurisdictions where they reside. The amount of deferred tax assets considered realizable may increase or decrease in subsequent quarters when we reevaluate the underlying basis for our estimates of future domestic and certain foreign taxable income.

We are currently under audit by the Internal Revenue Service ("IRS") for our fiscal years 2003 and 2004. Although we believe we have correctly provided income taxes for the years subject to audit, the IRS may adopt different interpretations. We have not yet received any final determinations with respect to this audit although certain adjustments have been agreed with the IRS. The liability associated with the agreed adjustments had been accrued in previous periods. Subsidiaries of the company are also under audit by the Israeli tax authorities for 2004 to 2006 and the Brazilian federal government for the periods between January 31, 2003 through the current date. With few exceptions, we are no longer subjected to tax examination outside of the U.S. for periods prior to 2000.

Segment Information

We operate in two business segments: North America and International. We define North America as the United States and Canada, and International as the other countries from which we derive revenues.

Net revenues and operating income (loss) of each business segment reflect net revenues generated within the segment, supply chain standard inventory cost of System Solutions net revenues, actual cost of Services net revenues, and expenses that directly benefit only that segment, including distribution center costs, royalty and warranty expense. Corporate net revenues and operating income (loss) reflect non-cash acquisition charges, including amortization of purchased core and developed technology assets, step-up of inventory and step-down in deferred revenue, impairment and other Corporate charges, including inventory obsolescence and scrap at corporate distribution centers, rework, specific warranty provisions, non-standard freight and over-and-under absorption of materials management overhead.

In fiscal year 2008, we revised the methodology for business segment gross margin reporting. Distribution center costs and certain warranty and royalty costs, which were previously allocated to the Corporate segment, were reallocated based on ship-to locations. The following table reconciles net revenues and operating income (loss) for our segments for the fiscal years ended October 31, 2008, 2007 and 2006 (in thousands):

	Years Ended October 31,						
	2008	Change	% Change	2007	Change	% Change	2006
Net revenues:							
North America	$ 359,136	$ (41,297)	(10.3)%	$ 400,433	$ 66,760	20.0%	$333,673
International	564,459	58,264	11.5%	506,195	257,812	103.8%	248,383
Corporate	(1,664)	2,072	(55.5)%	(3,736)	(2,750)	278.9%	(986)
Total net revenues	$ 921,931	$ 19,039	2.1%	$ 902,892	$ 321,822	55.4%	$581,070
Operating income (loss):							
North America	$ 118,516	$ (28,738)	(19.5)%	$ 147,254	$ 20,274	16.0%	$126,980
International	107,283	(14,262)	(11.7)%	121,545	58,201	91.9%	63,344
Corporate	(541,624)	(301,305)	125.4%	(240,319)	(158,304)	193.0%	(82,015)
Total operating income (loss)	$(315,825)	$(344,305)	(1,208.9)%	$ 28,480	$ (79,829)	(73.7)%	$108,309

Net revenues increased $58.3 million in International for the year ended October 31, 2008 as compared to the year ended October 31, 2007 primarily driven by a $56.3 million increase in System Solutions net revenues. See *"Results of Operations — Net Revenues."*

Net revenues decreased $41.3 million in North America for the year ended October 31, 2008 as compared to the year ended October 31, 2007 primarily driven by a decrease in System Solutions. See *"Results of Operations — Net Revenues."*

The decrease in International operating income for the year ended October 31, 2008 compared to the year ended October 31, 2007 was mainly due to lower gross profit percentage and higher operating expenses. See *"Results of Operations — Gross Profit."*

The decrease in operating income for North America for the year ended October 31, 2008 compared to the year ended October 31, 2007 was mainly due to lower revenues and lower gross profit percentage, partially offset by lower operating expenses. See *"Results of Operations — Gross Profit."*

The increase in Corporate operating loss for the year ended October 31, 2008 was primarily due to a $289.1 million impairment charge for goodwill and developed and core technology intangible assets due to lower revenue expectations in light of current operating performance and future operating expectations, $41.8 million in costs related to the independent investigation and restatement, $11.0 million in restructuring costs and a $11.3 million increase in personnel expense largely attributable to restatement and remediation activities and the impact of unfavorable exchange rates. These increases were partially offset by the non-recurrence of $20.6 million of amortization of step-up in inventory and IPR&D write-off, the non-recurrence of $11.1 million of integration expenses relating to the acquisition of Lipman and restructuring charges, and a $11.0 million decrease in stock-based compensation expense. Additionally, corporate supply chain costs decreased $14.4 million primarily due to lower write-offs of inventory, less scrap and a decrease in the accrual of liabilities to purchase excess components from contract manufacturers compared to fiscal year ended October 31, 2007 when a larger amount was written-off due to non-PCI compliant inventory and components.

Net revenues growth in International for the fiscal year ended October 31, 2007 as compared to the prior year was primarily driven by an increase of approximately $213.1 million in System Solutions and $44.8 million in Services net revenues following the Lipman acquisition. See *"Results of Operations — Net Revenues"* for additional commentary.

Net revenues growth in North America for the fiscal year ended October 31, 2007 as compared to the prior year was primarily driven by an increase of approximately $61.5 million in System Solutions and $5.2 million in Services net revenues following the Lipman acquisition. See *"Results of Operations — Net Revenues"* for additional commentary.

The increase in International operating income for the fiscal year ended October 31, 2007 compared to the prior year was due to higher revenue as a result of both the acquisition of Lipman and organic growth, partially offset by a declining gross profit percentage and higher operating expenses. See *"Results of Operations — Gross Profit"* for additional commentary.

The increase in operating income for North America for the fiscal year ended October 31, 2007 was due to higher revenue, and gross profit, partially offset by a declining gross profit percentage. See "Results of Operations — Gross Profit" for additional commentary. In addition, North America research and development expenses for the fiscal year ended October 31, 2006 included $8.5 million for projects which have since been broadened in scope and will benefit customers outside the North America segment. As a result, the expenses for these projects for the fiscal year ended October 31, 2007 are charged to Corporate.

The decrease in Corporate operating income for the fiscal year ended October 31, 2007 was primarily due to a $65.7 million increase in amortization of purchased core and developed technology assets, purchased intangible assets, step-up in inventory on acquisition and step-down in deferred revenue on acquisition, a $22.9 million increase in stock-based compensation and a $11.1 million increase in charges related to write-offs of inventory, scrap, and accrual of liabilities to purchase excess components from contract manufacturers for non-PCI compliant inventory and a $6.8 million write-off of in-process research and development. Furthermore, Corporate operating expenses increased $36.9 million primarily due to the acquisitions of Lipman and PayWare and the related integration expenses.

Liquidity and Capital Resources

	Years Ended October 31,		
	2008	2007	2006
		(In thousands)	
Net cash provided by (used in)			
Operating activities	$ (8,628)	$ 89,270	$16,747
Investing activities	(37,804)	(311,696)	(4,025)
Financing activities	(2,245)	349,920	7,834
Effect of foreign currency exchange rate changes on cash	(9,164)	943	943
Net increase (decrease) in cash and cash equivalents	$(57,841)	$ 128,437	$21,499

Our primary liquidity and capital resource needs are to service our debt, finance working capital, and to make capital expenditures and investments. At October 31, 2008, our primary sources of liquidity were cash and cash equivalents of $157.2 million and $25.0 million in available balance on our revolving credit facility.

Operating Activities

Cash flows used in operating activities were $8.6 million for the year ended October 31, 2008.

Cash used in operations before changes in working capital amounted to $36.7 million for the year ended October 31, 2008 and consisted of a $425.3 million net loss adjusted for $388.6 million of non-cash items such as impairment of goodwill and intangible assets, impairment of equity investments, amortization of purchased intangible assets, stock-based compensation expense, depreciation and amortization of property, plant, and equipment, amortization of debt issuance costs and loss on write-off of capitalized software.

Changes in working capital resulted in a $28.0 million increase in cash and cash equivalents during the year ended October 31, 2008. The main drivers were as follows:

- A $58.4 million decrease in deferred tax balances due to increases in the deferred tax assets valuation allowance;
- A $24.6 million decrease in accounts receivable due to improved collections;
- A $6.7 million increase in accounts payable and accrued expenses due to the timing of payments to our vendors;
- A $5.3 million decrease in prepaid expense and other current assets mainly due to a reduction in income taxes receivable; and
- A $5.2 million increase in deferred revenue due mainly to the deferral of revenue for certain transactions because all revenue recognition criteria have not been met.

Offset by:

- A $60.6 million increase in inventories reflecting lower than expected System Solutions revenues, a strategic decision to increase inventory for certain products to ensure adequate quantity on hand, and an increase in inventory of MX Multi-lane Retail products based on sales projections; and
- A $8.5 million increase in other assets primarily due to the deferral of costs of goods for inventory delivered to customers for which net revenues and associated cost of net revenues is recognized over the customer's contract term partially offset by a $2.2 million decrease in equity investment resulting from the investee being insolvent.

Cash flows from operations before changes in working capital amounted to $76.7 million for the fiscal year ended October 31, 2007. A net loss of $34.0 million was offset by non-cash charges of $110.8 million, consisting primarily of acquisition-related charges of $66.2 million; stock-based compensation expense of $28.9 million; depreciation and amortization related to property, plant, and equipment, capitalized software, and debt issuance costs totaling $10.7 million; and the non-cash portion of the loss on debt extinguishment totaling $4.8 million.

Cash flows from operations due to changes in working capital netted to $12.5 million during the fiscal year ended October 31, 2007 primarily driven by a $45.1 million reduction in inventory due to the initial stocking of inventory for new product release at the beginning of the year, a $28.1 million increase in accounts payable due to the timing of inventory and services purchases, a $14.5 million increase in deferred revenue and a $18.1 million increase in tax-related balances, partially offset by a $39.5 million increase in accounts receivable due to higher sales orders being received towards the end of our fiscal year and a $41.5 million increase in prepaid and other current assets.

Investing Activities

Cash used in investing activities was $37.8 million in the year ended October 31, 2008, and primarily consisted of $17.6 million in purchases of property, plant and equipment, $15.8 million used in business acquisitions, net of cash acquired, and $4.5 million capitalization of software development costs.

Investing activities used cash of $311.7 million during the fiscal year ended October 31, 2007. The acquisition of Lipman used cash of $263.6 million, net of cash and cash equivalents acquired. We also acquired a majority interest in VeriFone Transportation Systems ("VTS") for cash of $4.1 million, net of cash and cash equivalents acquired. In addition, we made equity investments in two companies totaling $5.7 million. Purchases of property, plant, and equipment totaled $30.2 million, including an increase in construction in progress of $17.6 million primarily related to our migration to a new enterprise resource planning information system, which replaced our existing system. In addition, the capitalization of software development costs was $7.7 million.

Financing Activities

The $2.2 million of cash used in financing activities in the year ended October 31, 2008 primarily consisted of $8.2 million repayment of debt and a $1.6 million debt amendment fee which were partially offset by $3.0 million of receipts from the exercise of stock options, $3.4 million proceeds from debt and $1.2 million from the tax benefit derived from stock-based compensation.

Financing activities provided cash of $349.9 million for the fiscal year ended October 31, 2007. In November 2006, we drew $305.3 million, net of costs, on our Term B loan to fund our acquisition of Lipman. In June 2007, we issued 1.375% Senior Convertible Notes (the "Senior Notes") for net proceeds of $307.9 million. We used $260.0 million of the proceeds from the Senior Notes to pay down our Term B loan in addition to other payments totaling $3.8 million against our Term B loan and other debt. In other transactions related to the Senior Notes, we used $80.2 million to purchase a hedge on the Senior Notes and received $31.2 million from the sale of warrants. We received additional proceeds of $37.1 million from the exercise of stock options and $11.5 million from the tax benefit derived from stock-based compensation.

Our future capital requirements may vary significantly from prior periods as well as from those currently planned. These requirements will depend on a number of factors, including operating factors such as our terms and payment experience with customers and investments we may make in product or market development such as our current investments in expanding our International operations. Finally, our capital needs may be significantly affected by any acquisition we may make in the future. Based upon our current level of operations, we believe that we have the financial resources to meet our business requirements for the next year, including capital expenditures, working capital requirements, and future strategic investments, and to comply with our financial covenants.

Secured Credit Facility

On October 31, 2006, our principal subsidiary, VeriFone, Inc. (the "Borrower"), entered into a credit agreement consisting of a Term B Loan facility of $500 million and a revolving credit facility permitting borrowings of up to $40 million. The proceeds from the Term B loan were used to repay all outstanding amounts relating to the previous credit facility, pay certain transaction costs and partially fund the cash consideration in connection with the acquisition of Lipman on November 1, 2006. Through October 31, 2008, we had repaid an aggregate of $268.8 million, leaving a Term B Loan balance of $231.2 million at October 31, 2008. The Credit Facility is guaranteed by VeriFone and certain of our subsidiaries and is secured by collateral including substantially all of our assets and stock of our subsidiaries.

During fiscal year 2008 we entered into three consecutive amendments to the Credit Facility with our lenders. The amendments extended the time periods for delivery of certain required financial information for the three-month periods ended January 31, April 30 and July 31, 2007, the year ended October 31, 2007 and the three-month periods ended January 31, 2008 and April 30, 2008. In connection with the three amendments, we paid a total fee of $1.6 million and agreed to certain increases in the interest rates and fees.

We pay a commitment fee on the unused portion of the revolving loan under our Credit Facility at a rate that varies depending upon our consolidated total leverage ratio. We were paying a commitment fee at a rate of 0.425% per annum as of October 31, 2008 and 0.300% per annum as of October 31, 2007. We also pay a letter of credit fee on the unused portion of any letter of credit issued under the Credit Facility at a rate that varies depending upon our consolidated total leverage ratio. At October 31, 2008 and October 31, 2007, we were subject to a letter of credit fee at a rate of 2.00% and 1.25% per annum, respectively.

The maturity dates on the components of the Credit Facility are October 31, 2012 for the revolving loan and October 31, 2013 for the Term B Loan. Principal payments on the Term B Loan are due in equal quarterly installments of $1.2 million over the seven-year term on the last business day of each calendar quarter with the balance due on maturity.

At our option, the Term B loan and the revolving loan can be "Base Rate" or "Eurodollar Rate" loans. Base Rate loans bear interest at a per annum rate equal to a margin over the greater of the Federal Funds rate plus 0.50% or the JP Morgan prime rate. For the Base Rate Term B loan, the margin was 1.75% as of October 31, 2008 and 0.75% as of October 31, 2007. For the Base Rate revolving loan, the margin varies depending upon our consolidated leverage ratio and was 1.00% and 0.25% as of October 31, 2008 and 2007, respectively.

At our option, Eurodollar Rate loans bear interest at a margin over the one-, two-, three-, or six-month LIBOR rate. The margin for the Eurodollar Rate Term B loan was 2.75% as of October 31, 2008 and 1.75% as of

October 31, 2007. The margin for the Eurodollar Rate revolving loan varies depending upon our consolidated leverage ratio and was 2.00% and 1.25% as of October 31, 2008 and 2007, respectively.

As of October 31, 2008, the Term B loan bears interest at 2.75% over the one-month LIBOR rate of 3.12% for a total of 5.87%. As of October 31, 2007, the Term B loan bore interest at a rate of 1.75% over the three-month LIBOR rate of 5.36%, for a total of 7.11%. As of October 31, 2008 and 2007, no amounts were outstanding under the revolving loan.

Lehman Commercial Paper, Inc. ("Lehman CP"), a lender in the revolving loan, declared bankruptcy in October 2008. Under the terms of the Credit Facility, we declared Lehman CP a defaulting lender and removed Lehman CP as a lender in the revolving loan. As a result, as of October 31, 2008, only $25 million was available to us under the revolving loan.

The terms of the Credit Facility require us to comply with financial covenants, including maintaining leverage and fixed charge coverage ratios at the end of each fiscal quarter, obtaining protection against fluctuation in interest rates, and meeting limits on annual capital expenditure levels. As of October 31, 2008, we were required to maintain a total leverage ratio of not greater than 3.5 to 1.0 and a fixed charge coverage ratio of at least 2.0 to 1.0. Total leverage ratio is equal to total debt less cash as of the end of a reporting fiscal quarter divided by consolidated EBITDA, as adjusted, for the most recent four consecutive fiscal quarters. Some of the financial covenants become more restrictive over the term of the Credit Facility. Noncompliance with any of the financial covenants without cure or waiver would constitute an event of default under the Credit Facility. An event of default resulting from a breach of a financial covenant may result, at the option of lenders holding a majority of the loans, in an acceleration of repayment of the principal and interest outstanding and a termination of the revolving loan. The Credit Facility also contains non-financial covenants that restrict some of our activities, including our ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, make capital expenditures, and engage in specified transactions with affiliates. The terms of the Credit Facility permit prepayments of principal and require prepayments of principal upon the occurrence of certain events including among others, the receipt of proceeds from the sale of assets, the receipt of excess cash flow as defined, and the receipt of proceeds of certain debt issues. The Credit Facility also contains customary events of default, including defaults based on events of bankruptcy and insolvency; nonpayment of principal, interest, or fees when due, subject to specified grace periods; breach of specified covenants; change in control; and material inaccuracy of representations and warranties. In addition, if our leverage exceeds a certain level set out in our Credit Facility, a portion of our excess cash flows must be used to pay down our outstanding debt. We were in compliance with our financial and non-financial covenants as of October 31, 2008.

1.375% Senior Convertible Notes

On June 22, 2007, we sold $316.2 million aggregate principal amount of 1.375% Senior Convertible Notes due 2012 (the "Notes") in an offering through Lehman Brothers Inc. and JP Morgan Securities Inc. (together, "initial purchasers") to qualified institutional buyers pursuant to Section 4(2) and Rule 144A under the Securities Act. The net proceeds from the offering, after deducting transaction costs, were approximately $307.9 million. We incurred approximately $8.3 million of debt issuance costs. The transaction costs, consisting of the initial purchasers' discounts and offering expenses, were primarily recorded in debt issuance costs, net and are being amortized to interest expense using the effective interest method over five years. We will pay 1.375% interest per annum on the principal amount of the Notes, payable semi-annually in arrears in cash on June 15 and December 15 of each year and subject to increase in certain circumstances as described below. The interest rate on the Notes increased an additional 0.25% per annum during the period from May 1, 2008 to August 19, 2008 due to the delay in filing our Annual Report on Form 10-K for the year ended October 31, 2007.

The Notes were issued under an Indenture with U.S. Bank National Association, as trustee. Each $1,000 of principal of the Notes will initially be convertible into 22.719 shares of VeriFone common stock, which is equivalent to a conversion price of approximately $44.02 per share, subject to adjustment upon the occurrence of specified events. Holders of the Notes may convert their Notes prior to maturity during specified periods as follows: (1) on any date during any fiscal quarter beginning after October 31, 2007 (and only during such fiscal quarter) if the closing sale price of our common stock was more than 130% of the then current conversion price for at least

20 trading days in the period of the 30 consecutive trading days ending on the last trading day of the previous fiscal quarter; (2) at any time on or after March 15, 2012; (3) if we distribute, to all holders of our common stock, rights or warrants (other than pursuant to a rights plan) entitling them to purchase, for a period of 45 calendar days or less, shares of our common stock at a price less than the average closing sale price for the ten trading days preceding the declaration date for such distribution; (4) if we distribute, to all holders of our common stock, cash or other assets, debt securities, or rights to purchase our securities (other than pursuant to a rights plan), which distribution has a per share value exceeding 10% of the closing sale price of our common stock on the trading day preceding the declaration date for such distribution; (5) during a specified period if certain types of fundamental changes occur; or (6) during the five business-day period following any five consecutive trading-day period in which the trading price for the Notes was less than 98% of the average of the closing sale price of our common stock for each day during such five trading-day period multiplied by the then current conversion rate. Upon conversion, we would pay the holder the cash value of the applicable number of shares of our common stock, up to the principal amount of the note. Amounts in excess of the principal amount, if any, will be paid in stock. Because we did not increase our authorized capital to permit conversion of all of the Notes at the initial conversion rate by June 21, 2008, the Notes began to bear additional interest on that date at a rate of 2.0% per annum (in addition to the additional interest described above) on the principal amount of the Notes until October 8, 2008 when our stockholders approved an increase of 100,000,000 shares to our authorized share capital.

As of October 31, 2008, none of the conditions allowing holders of the Notes to convert had been met. If a fundamental change, as defined in the Indenture, occurs prior to the maturity date, holders of the Notes may require us to repurchase all or a portion of their Notes for cash at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest (including additional interest, if any) to, but excluding, the repurchase date.

The Notes are senior unsecured obligations and rank equal in right of payment with all of our existing and future senior unsecured indebtedness. The Notes are effectively subordinated to any secured indebtedness to the extent of the value of the related collateral and structurally subordinated to indebtedness and other liabilities of our subsidiaries including any secured indebtedness of such subsidiaries.

In connection with the sale of the Notes, we entered into a registration rights agreement, dated as of June 22, 2007, with the initial purchasers of the Notes (the "Registration Rights Agreement"). Under the Registration Rights Agreement, we agreed to use reasonable best efforts to file a shelf registration statement regarding the Notes within 180 days after the original issuance of the Notes and cause the shelf statement to be effective until the earliest of (i) the date when the holders of transfer restricted Notes and shares of common stock issued upon conversion of the Notes are able to sell all such securities immediately without restriction under Rule 144(k) under the Securities Act of 1933, as amended (the "Securities Act"), (ii) the date when all transfer-restricted Notes and shares of common stock issued upon conversion of the Notes are registered under the registration statement and sold pursuant thereto and (iii) the date when all transfer-restricted Notes and shares of common stock issued upon conversion of the Notes have ceased to be outstanding. Due to the delay in the filing of our 2007 Annual Report on Form 10-K, we were not able to register the Notes and the shares underlying the Notes until December 11, 2008. Accordingly, the interest rate on the Notes increased by 0.25% per annum on December 20, 2007 and by an additional 0.25% per annum on March 19, 2008 relating to our obligations under the Registration Rights Agreement. Such additional interest ceased to accrue on December 10, 2008, the day prior to the date the registration statement covering the Notes became effective. We incurred $1.3 million in interest expense related to the registration default of which $0.7 million remained accrued as of October 31, 2008.

In connection with the offering of the Notes, we entered into note hedge transactions with affiliates of the initial purchasers (the "counterparties"), consisting of Lehman Brothers OTC Derivatives ("Lehman Derivatives") and JPMorgan Chase Bank, National Association, London Branch, whereby we have the option to purchase up to 7.2 million shares of its common stock at a price of approximately $44.02 per share. The note hedge transactions expire the earlier of the last day of which any Notes remain outstanding and June 14, 2012. The cost of the note hedge transactions was approximately $80.2 million. The note hedge transactions are intended to mitigate the potential dilution upon conversion of the Notes in the event that the volume weighted average price of the our common stock on each trading day of the relevant conversion period or other relevant valuation period is greater than the applicable strike price of the convertible note hedge transactions, which initially corresponds to the conversion price of the Notes and is subject, with certain exceptions, to the adjustments applicable to the conversion price of the Notes. The note hedge transaction with Lehman Derivatives, which benefited from a guarantee by Lehman Brothers Holdings Inc. ("Lehman Brothers"), covers 50% of the shares of our common stock potentially issuable upon conversion of the Notes. The filing by Lehman Brothers of a voluntary Chapter 11 bankruptcy petition in September 2008 constituted an "event of default" under the note hedge transaction with Lehman Derivatives, giving us the immediate right to terminate the transaction and entitling us to claim reimbursement for the loss incurred in terminating and closing out the transaction. On September 21, 2008, we delivered a notice of termination to Lehman Derivatives and claimed reimbursement for the loss incurred in termination and close-out of the transaction.

In addition, we sold warrants to the counterparties whereby they have the option to purchase up to approximately 7.2 million shares of our common stock at a price of $62.356 per share. We received approximately $31.2 million in cash proceeds from the sale of these warrants. The warrants expire progressively from December 19, 2013 to February 3, 2014. If the volume weighted average price of our common stock on each trading day of the measurement period at maturity of the warrants exceeds the applicable strike price of the warrants, there would be dilution to the extent that such volume weighted average price of our common stock exceeds the applicable strike price of the warrants.

The cost incurred in connection with the note hedge transactions, net of the related tax benefit and the proceeds from the sale of the warrants, is included as a net reduction in additional paid-in capital in the accompanying Consolidated Balance Sheets as of October 31, 2007, in accordance with the guidance in Emerging Issues Task Force ("EITF") Issue No. 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock.*

In accordance with SFAS No. 128, *Earnings per Share*, the Notes will have no impact on diluted earnings per share, or EPS, until the price of our common stock exceeds the conversion price of $44.02 per share because the principal amount of the Notes will be settled in cash upon conversion. Prior to conversion, we will include the effect of the additional shares that may be issued if our common stock price exceeds $44.02 per share, using the treasury stock method. If the price of our common stock exceeds $62.356 per share, it will also include the effect of the additional potential shares that may be issued related to the warrants, using the treasury stock method. Prior to conversion, the note hedge transactions are not considered for purposes of the EPS calculation as their effect would be anti-dilutive.

Contractual Commitments

The following table summarizes our contractual obligations as of October 31, 2008 (in thousands):

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Term B loan (including interest)(1)	$296,439	$18,626	$36,359	$241,454	$ —
1.375% Senior convertible notes (including interest)(1)	336,403	7,108	8,697	320,598	—
Other long-term debt (including interest)(1)	912	58	854	—	—
Operating leases	55,250	12,966	20,666	14,008	7,610
Minimum purchase obligations	48,519	48,519	—	—	—
	$737,523	$87,277	$66,576	$576,060	$7,610

(1) Interest in the above table has been calculated using the rate in effect at October 31, 2008.

FASB Interpretation No. 48 ("FIN 48") Liabilities

As of October 31, 2008, the amount of our unrecognized tax benefits was $32.2 million, including accrued interest and penalties, of which none is expected to be paid within one year. We are unable to make a reasonably reliable estimate as to when cash settlement with a taxing authority may occur.

Manufacturing Agreements

We work on a purchase order basis with third-party contract manufacturers and component suppliers with facilities in China, Singapore, Israel, and Brazil to supply our inventories. The total amount of purchase commitments as of October 31, 2008 was approximately $48.5 million, and are generally paid within one year. Of this amount, $3.8 million was expensed during the fiscal year ended October 31, 2008 because the commitment is expected not to have future value to us.

We expect that we will be able to fund our remaining obligation and commitments with cash flows from our operations. To the extent we are unable to fund these obligations and commitments with cash flows from operations, we intend to fund these obligations and commitments with proceeds from the $25.0 million available under our revolving loan under our secured credit facility or future debt or equity financings.

Off-Balance Sheet Arrangements

Our only off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of the SEC's Regulation S-K, consist of interest rate cap agreements and forward foreign currency exchange agreements described under *"Item 7A — Quantitative and Qualitative Disclosures about Market Risk"* below.

Effects of Inflation

Our monetary assets, consisting primarily of cash, cash equivalents, and receivables, are not affected by inflation because they are short-term and in the case of cash are immaterial. Our non-monetary assets, consisting primarily of inventory, intangible assets, goodwill, and prepaid expenses and other assets, are not affected significantly by inflation. We believe that replacement costs of equipment, furniture, and leasehold improvements will not materially affect our operations. However, the rate of inflation affects our cost of goods sold and expenses, such as those for employee compensation, which may not be readily recoverable in the price of system solutions and services offered by us.

Critical Accounting Estimates

General

Management's Discussion and Analysis of Financial Condition and Results of Operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with U.S. Generally Accepted Accounting Principles. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our consolidated financial statements. We believe the following critical accounting policies include our more significant estimates and assumptions used in the preparation of our consolidated financial statements. Our significant accounting policies are described in *Note 1. "Principles of Consolidation and Significant Accounting Policies"* to the Notes to the Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K.

Revenue Recognition

Net revenues from System Solutions are recognized upon shipment, delivery, or customer acceptance of the product as required pursuant to the customer arrangement. Net revenues from services such as customer support are initially deferred and then recognized on a straight-line basis over the term of the contract. Net revenues from services such as installations, equipment repairs, refurbishment arrangements, training, and consulting are recognized as the services are rendered. For arrangements with multiple elements, we allocate net revenues to each element using the residual method based on objective and reliable evidence of the fair value of the undelivered element. We defer the portion of the arrangement fee equal to the objective evidence of fair value of the undelivered elements until they are delivered.

While the majority of our sales transactions contain standard business terms and conditions, there are some transactions that contain non-standard business terms and conditions. As a result, significant contract interpretation is sometimes required to determine the appropriate accounting including: (1) whether an arrangement exists and what is included in the arrangement; (2) how the arrangement consideration should be allocated among the deliverables if there are multiple deliverables; (3) when to recognize net revenues on the deliverables; (4) whether undelivered elements are essential to the functionality of delivered elements; and (5) whether we have fair value for the undelivered elements. In addition, our revenue recognition policy requires an assessment as to whether collection is probable, which inherently requires us to evaluate the creditworthiness of our customers. Changes in judgments on these assumptions and estimates could materially impact the timing of revenue recognition.

To a limited extent, we also enter into software development contracts with our customers that we recognize as net revenues on a completed contract basis. As a result, estimates of whether the contract is going to be profitable are necessary since we are required to record a provision for such loss in the period when the loss is first identified.

Inventory Valuation

The valuation of inventories requires us to determine obsolete or excess inventory and inventory that is not of saleable quality. The determination of obsolete or excess inventories requires us to estimate the future demand for our products within specific time horizons, generally twelve to eighteen months. If our demand forecast for specific products is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to record additional inventories write-offs, which would have a negative impact on our gross profit percentage.

We review the adequacy of our inventories valuation on a quarterly basis. For production inventory, our methodology involves matching our on-hand and on-order inventories with our sales estimate over the next twelve to eighteen months. We then evaluate the inventory found to be in excess of the twelve-month demand estimate and take appropriate write-downs to reflect the risk of obsolescence. On-hand and on-order inventory in excess of eighteen month requirements are generally written-off. This methodology is significantly affected by our sales estimates. If actual demand were to be substantially lower than estimated, additional inventory write-downs for excess or obsolete inventories may be required.

Warranty Costs

We accrue for estimated warranty obligations when revenue is recognized based on an estimate of future warranty costs for delivered product. Our warranty obligation extends from 13 months to five years from the date of shipment. We estimate such obligations based on historical experience and expectations of future costs. Our estimates and judgments are affected by actual product failure rates and actual costs to repair. These estimates and judgments are more subjective for new product introductions as these estimates and judgments are based on similar products versus actual history.

Product Returns Reserve and Allowance for Doubtful Accounts

Product return reserve is an estimate of future product returns related to current period net revenues based upon historical experience. Material differences may result in the amount and timing of our net revenues for any period. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to pay their invoices to us in full. We regularly review the adequacy of our accounts receivable allowance after considering the size of the accounts receivable balance, each customer's expected ability to pay, aging of accounts receivable balances, and our collection history with each customer. We make estimates and judgments about the inability of customers to pay the amount they owe us which could change significantly if their financial condition changes or the economy in general deteriorates.

Goodwill

We review goodwill annually for impairment unless certain events or indicators of impairment occur between the annual tests, in which case we then perform the impairment test of goodwill at that date. In testing for a potential impairment of goodwill, we: (1) allocate goodwill to our various reporting units to which the acquired goodwill relates; (2) estimate the fair value of our reporting units; and (3) determine the carrying value (book value) of those reporting units, as some of the assets and liabilities related to those reporting units are not held by those reporting units but by corporate headquarters. Furthermore, if the estimated fair value of a reporting unit is less than the carrying value, we must estimate the fair value of all identifiable assets and liabilities of that reporting unit, in a manner similar to a purchase price allocation for an acquired business. This can require valuations of certain internally generated and unrecognized intangible assets such as in-process research and development and developed technology. Only after this process is completed can the amount of goodwill impairment, if any, be determined.

The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. In estimating the fair value of a reporting unit for the purposes of our annual or periodic analyses, we make estimates and judgments about the future cash flows of that reporting unit. Although our cash flow forecasts are based on assumptions that are consistent with our plans and estimates we are using to manage the underlying businesses, there is significant exercise of judgment involved in determining the cash flows attributable to a reporting unit over its estimated remaining useful life. In addition, we make certain judgments about allocating shared assets to the estimated balance sheets of our reporting units. We also consider our and our competitor's market capitalization on the date we perform the analysis. Changes in judgment on these assumptions and estimates could result in a goodwill impairment charge.

During the fourth quarter of fiscal year 2008, we recorded a charge of $262.5 million due to impairment in goodwill.

Long-lived Assets

We review our long-lived assets including property and equipment, capitalized software development costs, and identifiable intangible assets for indicators of impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. Determining if such events or changes in circumstances have occurred is subjective and judgmental. Should we determine such events have occurred, we then determine whether such assets are recoverable based on estimated future undiscounted net cash flows and fair value. If future undiscounted net cash flows and fair value are less than the carrying value of such asset, we write down that asset to its fair value.

We make estimates and judgments about future undiscounted cash flows and fair value. Although our cash flow forecasts are based on assumptions that are consistent with our plans, there is significant exercise of judgment involved in determining the cash flows attributable to a long-lived asset over its estimated remaining useful life. Our estimates of anticipated future cash flows could be reduced significantly in the future. As a result, the carrying amount of our long-lived assets could be reduced through impairment charges in the future. Additionally, changes in estimated future cash flows could result in a shortening of estimated useful lives for long-lived assets including intangibles.

During the fourth quarter of fiscal year 2008, we recorded an impairment charge of $26.6 million related to developed and core technology intangibles.

Contingencies and Litigation

We evaluate contingent liabilities including threatened or pending litigation in accordance with SFAS No. 5, *Accounting for Contingencies*. We assess the likelihood of any adverse judgments or outcomes to a potential claim or legal proceeding, as well as potential ranges of probable losses, when the outcomes of the claims or proceedings are probable and reasonably estimable. A determination of the amount of accrued liabilities required, if any, for these contingencies is made after the analysis of each matter. Because of uncertainties related to these matters, we base our estimates on the information available at the time. As additional information becomes available, we reassess the potential liability related to pending claims and litigation and may revise our estimates. Any revisions in the estimates of potential liabilities could have a material impact on our results of operations and financial position.

Stock-Based Compensation

We account for stock-based employee compensation plans under the fair value recognition and measurement provisions of SFAS No. 123(R), *Share-Based Payment*, and recognize compensation over the requisite service period for awards expected to vest. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results differ from our estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. In valuing share-based awards, significant judgment is required in determining the expected volatility of our common stock and the expected term individuals will hold their share-based awards prior to exercising. Expected volatility of the stock is based on a blend of our peer group in the industry in which we do business and the historical volatility of our own stock. The expected term of options granted is derived from the historical actual term of option grants and an estimate of future exercises during the remaining contractual period of the option. In the future, our expected volatility and expected term may change which could substantially change the grant-date fair value of future awards of stock options and ultimately the expense we record.

Business Combinations

We are required to allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, as well as IPR&D, based on their estimated fair values. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. The significant purchased intangible assets recorded by us include customer relationship, developed and core technology and trade names.

Critical estimates in valuing intangible assets include but are not limited to: future expected cash flows from customer contracts, customer lists, distribution agreements and acquired developed technologies and patents; expected costs to develop IPR&D into commercially viable products and estimating cash flows from projects when completed; brand awareness and market position, as well as assumptions about the period of time the brand will continue to be used in our product portfolio; and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Restructuring

We monitor and regularly evaluate our organizational structure and associated operating expenses. Depending on events and circumstances, we may decide to take actions to reduce future operating costs as our business requirements evolve. In determining restructuring charges, we analyze our future operating requirements, including the required headcount by business functions and facility space requirements. Our restructuring costs, and any resulting accruals, involve significant estimates using the best information available at the time the estimates are made. These restructuring costs are accounted for under SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* or under SFAS No. 112, *Employers' Accounting for Postemployment Benefits*. In recording severance reserves, we accrue a liability when all of the following conditions have been met: management, having the authority to approve the action, commits to a plan of termination; the plan identifies the number of employees to be terminated, their job classifications and their locations, and the expected completion date; the plan is communicated such that the terms of the benefit arrangement are explained in sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are involuntarily terminated; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. In recording facilities lease loss reserves, we make various assumptions, including the time period over which the facilities are expected to be vacant, expected sublease terms, expected sublease rates, anticipated future operating expenses, and expected future use of the facilities. Our estimates involve a number of risks and uncertainties, some of which are beyond our control, including future real estate market conditions and our ability to successfully enter into subleases or lease termination agreements with terms as favorable as those assumed when arriving at our estimates. We regularly evaluate a number of factors to determine the appropriateness and reasonableness of our restructuring and lease loss accruals including the various assumptions noted above. If actual results differ significantly from our estimates, we may be required to adjust our restructuring and lease loss accruals in the future.

We also incur costs from our plan to exit certain activities of companies acquired in business combinations. These costs are recognized as a liability on the date of the acquisition under EITF 95-3, *Recognition of Liabilities in Connection with a Purchase Business Combination*, when both of the following conditions are met: management assesses, formulates, and approves a plan to exit the activity; and the exit plan identifies the activities to be disposed, the locations of those activities, the method of disposition, all significant actions needed to complete the plan, and the expected date of completion of the plan.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. In evaluating our ability to recover our deferred tax assets we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in past fiscal years and our forecast of future taxable income in the jurisdictions in which we have operations.

We have placed a valuation allowance on certain U.S. deferred tax assets and our non-U.S. net operating loss carry forwards because realization of these tax benefits through future taxable income cannot be reasonably assured. We intend to maintain the valuation allowances until sufficient positive evidence exists to support the reversal of the valuation allowances. An increase in the valuation allowance would result in additional expense in such period. We make estimates and judgments about our future taxable income that are based on assumptions that are consistent with our plans and estimates. Should the actual amounts differ from our estimates, the amount of our valuation allowance could be materially impacted.

During the fourth quarter of fiscal year 2008, we recorded tax expense of $62.3 million associated with the recording of a full valuation allowance against all beginning of the year balances for U.S. deferred tax assets.

VeriFone must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits and deductions, and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as the interest and penalties relating to these uncertain tax positions. Significant changes to these estimates may result in an increase or decrease to the Company's tax provision in a subsequent period.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws. Our estimate for the potential outcome of any uncertain tax issue is based on detailed facts and circumstances of each issue. Resolution of these uncertainties in a manner inconsistent with our expectations could have a material impact on our results of operations and financial condition.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Income Tax Uncertainties" ("FIN 48"). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. The recently issued literature also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. We adopted FIN 48 in the first quarter of fiscal year 2008. See *Note 7. "Income Taxes"* in the Notes to Consolidated Financial Statements of this 2008 Form 10-K for further discussion.

As a result of the implementation of FIN 48, we recognize liabilities for uncertain tax positions based on the two-step process prescribed within the interpretation. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires us to determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by us in the first quarter of fiscal 2009. In February 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-1, *Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13* and also issued FSP No. 157-2, *Effective Date of FASB Statement No. 157*, which collectively remove certain leasing transactions from the scope of SFAS No. 157 and partially delay the effective date of SFAS No. 157 for one year for certain nonfinancial assets and liabilities. In October 2008, the FASB also issued FSP 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*, which clarifies the application of SFAS No. 157 in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. Although we will continue to evaluate the application of SFAS No. 157, we do not currently believe adoption of SFAS No. 157 will have a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* SFAS No. 159 permits entities to elect to measure financial assets and liabilities at fair value. The objective of the guidance is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently, without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, provided the provisions of SFAS No. 157 are applied. We adopted SFAS No. 159 at the beginning of our fiscal year 2009 on November 1, 2008 and did not make any elections for fair value accounting.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.* SFAS No. 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests ("NCI") and classified as a component of equity. In conjunction with SFAS No. 141(R), discussed below, SFAS No. 160 will significantly change the accounting for partial and/or step acquisitions. SFAS No. 160 will be effective in the first quarter of fiscal year 2010. Early adoption is not permitted. We are currently evaluating SFAS No. 160 and have not yet determined the impact, if any, its adoption will have on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations.* SFAS No. 141(R) changes the accounting for business combinations including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for pre-acquisition gain and loss contingencies, the recognition of capitalized in-process research and development as an indefinite-lived intangible asset until approved or discontinued rather than as an immediate expense, expensing restructuring costs in connection with an acquisition rather than considering them a liability assumed in the acquisition, the treatment of acquisition-related transaction costs, including the fair value of contingent consideration at the date of an acquisition, the recognition of changes in the acquirer's income tax valuation allowance, and accounting for partial and/or step acquisitions. SFAS No. 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies under SFAS No. 109, *Accounting for Income Taxes.* Early adoption is not permitted. When SFAS No. 141(R) becomes effective, which, for us, will be in the first quarter of fiscal year 2010, any adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS No. 141(R) will be recorded through income tax expense, whereas currently the accounting treatment would require any adjustment to be recognized through the purchase price. We are currently evaluating

SFAS No. 141(R) and have not yet determined the impact, if any, its adoption will have on our consolidated financial statements.

In May 2008, the FASB issued FASB Staff Position ("FSP") APB 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)*. FSP APB 14-1 requires the issuer of a convertible debt instrument with cash settlement features to account separately for the liability and equity components of the instrument. The debt would be recognized at the present value of its cash flows discounted using an entity specific nonconvertible debt borrowing rate at the time of issuance. The equity component would be recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. The FSP also requires accretion of the resultant debt discount over the expected life of the debt. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. Entities are required to apply the FSP retrospectively for all periods presented. We are currently evaluating FSP APB 14-1 and have not yet determined the impact its adoption will have on our consolidated financial statements. However, the impact of this new accounting treatment will be significant and will result in a significant increase to non-cash interest expense beginning in fiscal year 2010 for financial statements covering past and future periods.

In April 2008, the FASB issued FSP No. 142-3, *Determination of the Useful Life of Intangible Assets*. FSP 142-3 amends the factors that should be considered in developing renewal or extension assumption used to determine the useful life of a recognized intangible asset under SFAS No. 142. FSP 142-3 will be effective in the first quarter of fiscal year 2010. We are currently evaluating the impact of the adoption of FSP 142-3 and have not yet determined the impact, if any, its adoption will have on our consolidated financial statements.

Recently Adopted Accounting Pronouncements

In July 2006, the FASB issued FIN 48 which clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognizing, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted FIN 48 as of November 1, 2007. As a result of the implementation of FIN 48, we recognized a $3.3 million increase in our existing liabilities for uncertain tax positions which has been recorded as a decrease of $1.4 million to the opening balance of retained earnings, an increase of $0.5 million to non-current deferred tax assets and an increase of $1.4 million to goodwill. At November 1, 2007, we also reclassified $17.7 million from current to non-current taxes payable.

Selected Quarterly Results of Operations

The following selected quarterly data should be read in conjunction with the Consolidated Financial Statements and Notes and *"Item 7— Management's Discussion and Analysis of Financial Condition and Results of Operations"* in this Annual Report on Form 10-K. This information has been derived from our unaudited consolidated financial statements that, in our opinion, reflect all recurring adjustments necessary to fairly present our financial information when read in conjunction with our Consolidated Financial Statements and Notes. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

Quarterly Consolidated Statements of Operations

The table below sets forth selected unaudited financial data for each quarter for the last two fiscal years (in thousands, except for per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended October 31, 2008				
Net revenues:				
System Solutions	$155,601	$203,711	$228,766	$ 219,387
Services	29,920	29,290	29,932	25,324
Total net revenues	185,521	233,001	258,698	244,711
Cost of net revenues:				
System Solutions	109,604	141,906	151,698	152,834
Services	18,553	17,743	18,577	17,985
Total cost of net revenues	128,157	159,649	170,275	170,819
Gross profit	57,364	73,352	88,423	73,892
Operating expenses:				
Research and development	22,462	17,159	17,558	18,443
Sales and marketing	24,643	22,762	23,540	20,512
General and administrative(1)	26,066	31,254	35,863	33,442
Impairment of goodwill and intangible assets(2)	—	—	—	289,119
Amortization of purchased intangible assets	5,890	6,782	6,183	7,178
Total operating expenses	79,061	77,957	83,144	368,694
Operating income (loss)	(21,697)	(4,605)	5,279	(294,802)
Interest expense	(6,440)	(8,990)	(6,447)	(6,536)
Interest income	2,088	1,395	1,194	1,304
Other income (expense), net	(4,520)	(1,914)	194	(6,941)
Income (loss) before income taxes	(30,569)	(14,114)	220	(306,975)
Provision for income taxes(3)	2,929	3,873	7,419	59,663
Net loss	$(33,498)	$(17,987)	$ (7,199)	$(366,638)
Basic net loss per share	$ (0.40)	$ (0.21)	$ (0.09)	$ (4.35)
Diluted net loss per share	$ (0.40)	$ (0.21)	$ (0.09)	$ (4.35)

(1) During the fiscal year ended October 31, 2008, we incurred non-recurring general and administrative costs related to the independent investigation and 2007 quarterly restatement in the amounts of $6.1 million, $12.1 million, $15.4 million and $8.2 million in the first, second, third and fourth quarters, respectively.

(2) In the fourth quarter of fiscal 2008, we recorded impairment charges in the amounts of $262.5 million and $26.6 million related to goodwill and developed and core technology intangible assets, respectively, due to lower revenue expectations in light of current operating performance and future operating expectations.

(3) In the fourth quarter of fiscal 2008, we recorded tax expense of $62.3 million associated with the recording of a full valuation allowance against all beginning of the year balances for U.S. deferred tax assets.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended October 31, 2007				
Net revenues:				
System Solutions	$188,966	$191,469	$205,972	$205,882
Services	27,397	25,414	25,729	32,063
Total net revenues	216,363	216,883	231,701	237,945
Cost of net revenues:				
System Solutions(1)(4)	133,291	125,951	132,268	154,485
Services	14,449	13,286	13,837	16,093
Total cost of net revenues	147,740	139,237	146,105	170,578
Gross profit	68,623	77,646	85,596	67,367
Operating expenses:				
Research and development	16,898	16,009	15,365	17,158
Sales and marketing	23,040	22,823	23,686	26,746
General and administrative(2)	17,376	25,565	19,364	18,399
Amortization of purchased intangible assets	5,351	5,690	5,416	5,114
In-process research and development	6,560	90	—	102
Total operating expenses	69,225	70,177	63,831	67,519
Operating income (loss)	(602)	7,469	21,765	(152)
Interest expense	(9,756)	(9,507)	(9,468)	(7,867)
Interest income	991	1,534	2,226	1,951
Other income (expense), net(3)	(261)	(2)	(4,156)	(3,463)
Income (loss) before income taxes	(9,628)	(506)	10,367	(9,531)
Provision for (benefit from) income taxes(5)	(3,949)	4,312	52,753	(28,398)
Net income (loss)	$ (5,679)	$ (4,818)	$ (42,386)	$ 18,867
Basic net income (loss) per share	$ (0.07)	$ (0.06)	$ (0.51)	$ 0.23
Diluted net income (loss) per share	$ (0.07)	$ (0.06)	$ (0.51)	$ 0.22

(1) Included amortization of step-up in inventory fair value of $10.3 million and $3.4 million in the first quarter and second quarter of fiscal 2007, respectively.

(2) In the second quarter of fiscal 2007, included $5.7 million of consulting and legal integration expenses supporting a review of the operational controls of former Lipman entities, production of documents in response to the U.S. Department of Justice investigation related to the Lipman acquisition and a $1.0 million charge to terminate a distributor agreement where there was a channel conflict between Lipman and VeriFone.

(3) In the third quarter of fiscal year 2007, we incurred expenses of $4.8 million related to the write-off of debt issuance costs in connection with the extinguishment of debt.

(4) In the fourth quarter of fiscal year 2007, we incurred $5.3 million of excess obsolescence and scrap charges, $3.1 million of charges relating to the commitment to purchase excess components from our contract manufacturers, and $3.2 million for a product specific warranty reserve for an acquired product.

(5) The provision for income taxes for the three months ended July 31, 2007 and the three months ended October 31, 2007, are an expense of $52.8 million and a benefit of ($28.4) million, respectively. These amounts are substantially different than tax computed at a statutory rate of 35%. The effective rates differ from the statutory rate due to two principal factors. First, under FIN 18, our quarterly tax provision is determined by applying the estimated annual effective rate to our pretax income for the quarter as adjusted for discrete items. The estimated annual rate for FIN 18 purposes was 340%. This results in a tax expense of $55.0 million and a tax benefit of ($28.7) million before discrete tax adjustments for the three months ended July 31, 2007 and the three months ended October 31, 2007, respectively. We offset these amounts with approximately ($2.2) million of discrete tax benefit and $0.3 million of discrete tax expense items to obtain the tax provision for the three month periods ended July 31, 2007 and October 31, 2007, respectively. Secondly, we recorded a significant increase in the valuation allowance for deferred tax assets during the fiscal year ended October 31, 2007. The increase in valuation allowance resulted in a significantly larger provision for taxes which has been allocated to the quarterly results under FIN 18.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

We are exposed to market risk related to changes in interest rates and foreign currency exchange rates. To mitigate some of these risks, we utilize derivative financial instruments to hedge these exposures. We do not use derivative financial instruments for speculative or trading purposes. We do not anticipate any material changes in our primary market risk exposures in fiscal year 2009.

Interest Rate Risk

We are exposed to interest rate risk related to our borrowings under the credit agreement we entered into on October 31, 2006. These borrowings generally bear interest upon the three-month LIBOR rate. We have reduced our exposure to interest rate fluctuations through the purchase of interest rate caps covering a portion of our variable rate debt. In fiscal year 2006, we purchased two-year interest rate caps for $118,000 with an initial notional amount of $200 million declining to $150 million after one year with an effective date of November 1, 2006 under which we will receive interest payments if the three-month LIBOR rate exceeds 6.5%. As of October 31, 2008, a 50 basis point increase in interest rates on our borrowings subject to variable interest rate fluctuations would increase our interest expense by approximately $1.2 million annually. We generally invest most of our cash in over-night and short-term instruments, which would earn more interest income if market interest rates rose and less interest income if market interest rates fell.

Foreign Currency Transaction Risk

A majority of our business consists of sales made to customers outside the United States. A substantial portion of the net revenues we receive from such sales is denominated in currencies other than the U.S. dollar. Additionally, portions of our cost of net revenues and other operating expenses are incurred by our international operations and denominated in local currencies ("P&L Exposures"). Our balance sheet includes non-U.S. dollar denominated assets and liabilities which can be adversely affected by fluctuations in currency exchange rates ("Balance Sheet Exposures"). Fluctuations in currency exchange rates can adversely affect our P&L Exposures and Balance Sheet Exposures and generate foreign currency transaction gains and losses which are included in other income (expense), net in the Consolidated Statements of Operations.

Historically, we have not sought to mitigate the risk of P&L Exposures with hedging activities; however, we have sought to mitigate the risk of Balance Sheet Exposures by entering into foreign currency forward contracts. The objective of these contracts is to neutralize the impact of currency exchange rate movements on our operating results by offsetting gains and losses on the forward contracts with increases or decreases in foreign currency transactions. Forward contracts are included in accrued liabilities in the Consolidated Balance Sheets. The contracts are marked-to-market on a monthly basis with gains and losses included in other income (expense), net in the Consolidated Statements of Operations. In some instances, we seek to hedge transactions that are expected to become Balance Sheet Exposures in the very short-term, generally within one month. We do not use foreign currency contracts for speculative or trading purposes.

Our outstanding forward contracts as of October 31, 2008 are presented in the table below. All forward contracts are representative of the expected payments to be made under these instruments. The fair market value of the contracts represents the difference between the spot currency rate at October 31, 2008 and the contracted rate. All of these forward contracts mature within 95 days of October 31, 2008 (in thousands):

	Currency	Local Currency Contract Amount	Currency	Contracted Amount	Fair Market Value at October 31, 2008
Contracts to buy USD					
Argentine pesos	ARS	(6,000)	USD	$ 1,500	$ (24)
Australian dollar	AUD	(5,800)	USD	3,800	(118)
Brazilian real	BRL	(6,300)	USD	2,906	(71)
British pound	GBP	(4,800)	USD	7,839	(35)
Canadian dollar	CAD	(5,300)	USD	4,286	(70)
Chinese yuan	CNY	(86,000)	USD	12,482	(42)
Euro	EUR	(23,100)	USD	29,813	19
India rupee	INR	(200,000)	USD	3,791	(229)

	Currency	Local Currency Contract Amount	Currency	Contracted Amount	Fair Market Value at October 31, 2008
Mexican peso	MXN	(13,800)	USD	1,041	(28)
Turkish lira	TRY	(1,600)	USD	998	(14)
					$(612)
Contracts to sell USD					
Israeli shekel	ILS	22,000	USD	(5,853)	$ 5
					$(607)

As of October 31, 2008 our Balance Sheet Exposures amounted to $71.5 million and were offset by forward contracts with a notional amount of $75.5 million. Based on our net exposures as of October 31, 2008, a 10% movement of currency rate would result in a gain or loss of $0.4 million. As of October 31, 2007, we had no foreign currency forward contracts outstanding.

Hedging of our Balance Sheet Exposures may not always be effective to protect us against currency exchange rate fluctuations, particularly in the event of imprecise forecasts of non-U.S. denominated assets and liabilities. In addition, at times we have not fully hedged our Balance Sheet Exposures, leaving us at risk to foreign exchange gains and losses on the unhedged amounts. Furthermore, we do not hedge our P&L Exposures. Accordingly, if there was an adverse movement in exchange rates, we might suffer significant losses. For instance, for the fiscal years ended October 31, 2008, 2007 and 2006, we suffered foreign currency losses, net of $11.3 million, $2.3 million, and $0.5 million, respectively, despite our hedging activities.

Equity Price Risk

In June 2007, we sold $316.2 million aggregate principal amount of 1.375% Senior Convertible Notes due 2012 (the "Notes"). Holders may convert their Notes prior to maturity upon the occurrence of certain circumstances. Upon conversion, we would pay the holder the cash value of the applicable number of shares of VeriFone common stock, up to the principal amount of the Notes. Amounts in excess of the principal amount, if any may be paid in cash or in stock at our option. Concurrently with the issuance of the Notes, we entered into note hedge transactions and separately, warrant transactions, to reduce the potential dilution from the conversion of the Notes and to mitigate any negative effect such conversion may have on the price of our common stock.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
VeriFone Holdings, Inc.

We have audited the accompanying consolidated balance sheets of VeriFone Holdings, Inc., and subsidiaries as of October 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for each of the three years in the period ended October 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of VeriFone Holdings, Inc., and subsidiaries at October 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109*, effective November 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), VeriFone Holdings, Inc.'s internal control over financial reporting as of October 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 12, 2009 expressed an adverse opinion on the effectiveness of internal control over financial reporting.

/s/ Ernst & Young LLP

Palo Alto, California
January 12, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
VeriFone Holdings, Inc.

We have audited VeriFone Holdings, Inc.'s internal control over financial reporting as of October 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). VeriFone Holdings, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment management has identified material weaknesses in maintaining sufficient qualified accounting and finance personnel; the supervision, monitoring and monthly financial statement review processes; and, the identification, documentation and review of various income tax calculations, reconciliations and related supporting documentation. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2008 financial statements, and this report does not affect our report dated January 12, 2009 on those financial statements.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, VeriFone Holdings, Inc. has not maintained effective internal control over financial reporting as of October 31, 2008, based on the COSO criteria.

/s/ Ernst & Young LLP

Palo Alto, California
January 12, 2009

VERIFONE HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended October 31,		
	2008	2007	2006
	(In thousands, except per share data)		
Net revenues:			
System Solutions	$ 807,465	$792,289	$517,154
Services	114,466	110,603	63,916
Total net revenues	921,931	902,892	581,070
Cost of net revenues:			
System Solutions	556,042	545,995	287,048
Services	72,858	57,665	32,477
Total cost of net revenues	628,900	603,660	319,525
Gross profit	293,031	299,232	261,545
Operating expenses:			
Research and development	75,622	65,430	47,353
Sales and marketing	91,457	96,295	58,607
General and administrative	126,625	80,704	42,573
Impairment of goodwill and intangible assets	289,119	—	—
Amortization of purchased intangible assets	26,033	21,571	4,703
In-process research and development	—	6,752	—
Total operating expenses	608,856	270,752	153,236
Operating income (loss)	(315,825)	28,480	108,309
Interest expense	(28,413)	(36,598)	(13,617)
Interest income	5,981	6,702	3,372
Other income (expense), net	(13,181)	(7,882)	(6,394)
Income (loss) before income taxes	(351,438)	(9,298)	91,670
Provision for income taxes	73,884	24,718	32,159
Net income (loss)	$(425,322)	$ (34,016)	$ 59,511
Net income (loss) per share:			
Basic	$ (5.05)	$ (0.41)	$ 0.90
Diluted	$ (5.05)	$ (0.41)	$ 0.86
Weighted average number of shares used in computing net income (loss) per share:			
Basic	84,220	82,194	66,217
Diluted	84,220	82,194	68,894

The accompanying notes are an integral part of these consolidated financial statements.

VERIFONE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	October 31, 2008	October 31, 2007
	(In thousands, except par value)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 157,160	$ 215,001
Accounts receivable, net of allowances of $5,033 and $4,270	170,234	194,146
Inventories	168,360	107,168
Deferred tax assets	9,465	23,854
Prepaid expenses and other current assets	57,631	63,413
Total current assets	562,850	603,582
Property, plant, and equipment, net	52,309	48,293
Purchased intangible assets, net	92,637	170,073
Goodwill	321,903	611,977
Deferred tax assets, net	1,276	67,796
Debt issuance costs, net	11,704	12,855
Other assets	37,073	32,733
Total assets	$1,079,752	$1,547,309
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 81,188	$ 105,215
Income taxes payable	2,185	19,530
Accrued compensation	19,477	21,201
Accrued warranty	8,527	11,012
Deferred revenue, net	47,687	43,049
Deferred tax liabilities	1,805	6,154
Accrued expenses	9,475	8,755
Other current liabilities	91,168	86,465
Current portion of long-term debt	5,022	5,386
Total current liabilities	266,534	306,767
Accrued warranty	1,490	655
Deferred revenue	13,292	11,274
Long-term debt, less current portion	543,357	547,766
Deferred tax liabilities	68,928	87,142
Other long-term liabilities	41,939	10,296
	935,540	963,900
Commitments and contingencies		
Minority interest	2,058	2,487
Stockholders' equity:		
Preferred Stock: 10,000 shares authorized as of October 31, 2008 and 2007; no shares issued and outstanding as of October 31, 2008 and 2007	—	—
Common Stock: $0.01 par value, 200,000 and 100,000 shares authorized at October 31, 2008 and 2007; 84,443 and 84,060 shares issued and outstanding as of October 31, 2008 and 2007	845	841
Additional paid-in-capital	655,974	635,404
Accumulated deficit	(504,173)	(77,484)
Accumulated other comprehensive income (loss)	(10,492)	22,161
Total stockholders' equity	142,154	580,922
Total liabilities and stockholders' equity	$1,079,752	$1,547,309

The accompanying notes are an integral part of these consolidated financial statements.

VERIFONE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Common Stock Voting		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	Shares	Amount				
				(In thousands)		
Balance as of October 31, 2005	67,646	$676	$128,101	$(102,979)	$ 740	$ 26,538
Issuance of common stock, net of issuance costs	502	6	3,056	—	—	3,062
Stock-based compensation under SFAS No. 123(R)	—	—	5,998	—	—	5,998
Tax benefit on stock-based compensation under SFAS No. 123(R)	—	—	3,414	—	—	3,414
Comprehensive Income:						
Net income	—	—	—	59,511	—	59,511
Other comprehensive Income:						
Foreign currency translation adjustments, net of tax	—	—	—	—	300	300
Unrealized gain on marketable securities, net of tax	—	—	—	—	1	1
Interest rate hedges, net of tax	—	—	—	—	(83)	(83)
Total comprehensive income						59,729
Balance as of October 31, 2006	68,148	682	140,569	(43,468)	958	98,741
Issuance of common stock, net of issuance costs	2,450	24	37,744	—	—	37,768
Common stock issued for acquisition of Lipman	13,462	135	417,471	—	—	417,606
Fair value of options assumed in acquisition of Lipman	—	—	17,622	—	—	17,622
Stock-based compensation under SFAS No. 123(R)	—	—	28,892	—	—	28,892
Tax benefit on stock-based compensation under SFAS No. 123(R)	—	—	11,464	—	—	11,464
Purchase of convertible note hedge, net of tax	—	—	(49,546)	—	—	(49,546)
Issuance of warrants	—	—	31,188	—	—	31,188
Comprehensive Income (Loss):						
Net loss	—	—	—	(34,016)	—	(34,016)
Other comprehensive Income:						
Foreign currency translation adjustments, net of tax	—	—	—	—	21,221	21,221
Unrealized loss on marketable securities, net of tax	—	—	—	—	(1)	(1)
Interest rate hedges, net of tax	—	—	—	—	(17)	(17)
Total comprehensive loss						(12,813)
Balance as of October 31, 2007	84,060	841	635,404	(77,484)	22,161	580,922
Cumulative effect from the adoption of FIN 48	—	—	—	(1,367)	—	(1,367)
Issuance of common stock, net of issuance costs	383	4	2,178	—	—	2,182
Stock-based compensation under SFAS No. 123(R)	—	—	17,916	—	—	17,916
Tax benefit on stock-based compensation under SFAS No. 123(R)	—	—	476	—	—	476
Comprehensive Income (Loss):						
Net loss	—	—	—	(425,322)	—	(425,322)
Other comprehensive Income:						
Foreign currency translation adjustments, net of tax	—	—	—	—	(31,029)	(31,029)
Interest rate hedges, net of tax	—	—	—	—	63	63
Unfunded portion of pension plan obligations	—	—	—	—	(1,687)	(1,687)
Total comprehensive loss						(457,975)
Balance as of October 31, 2008	84,443	$845	$655,974	$(504,173)	$(10,492)	$ 142,154

The accompanying notes are an integral part of these consolidated financial statements.

VERIFONE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended October 31,		
	2008	2007	2006
	(In thousands)		
Cash flows from operating activities			
Net income (loss)	$(425,322)	$ (34,016)	$ 59,511
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Amortization of purchased intangible assets	58,263	59,468	10,328
Depreciation and amortization of property, plant, and equipment	13,376	7,766	3,505
Amortization of capitalized software	1,691	1,220	1,231
In-process research and development	—	6,752	—
Impairment of goodwill and intangible assets	289,119	—	—
Impairment of equity investment	2,236	—	—
Write-off of capitalized software	3,087	—	—
Write-off of property, plant, and equipment	341	271	—
Amortization of debt issuance costs	2,634	1,756	1,105
Stock-based compensation	17,916	28,892	6,000
Non-cash portion of loss on debt extinguishment	—	4,764	6,359
Other non cash items	(10)	(135)	184
Net cash provided by (used in) operating activities before changes in working capital	(36,669)	76,738	88,223
Changes in operating assets and liabilities:			
Accounts receivable, net	24,615	(39,493)	(28,938)
Inventories	(60,567)	45,133	(51,983)
Deferred tax assets	81,426	(29,092)	(5,801)
Prepaid expenses and other current assets	5,285	(41,512)	(4,444)
Other assets	(8,486)	(5,136)	(2,106)
Accounts payable	(24,317)	28,144	17,189
Income taxes payable	1,672	20,391	1,542
Tax benefit from stock-based compensation	(1,176)	(11,464)	(3,414)
Accrued compensation	(1,912)	(2,975)	2,656
Accrued warranty	(1,650)	(1,910)	(1,301)
Deferred revenue, net	5,172	14,495	7,150
Deferred tax liabilities	(23,074)	38,295	64
Accrued expenses and other liabilities	31,053	(2,344)	(2,090)
Net cash provided by (used in) operating activities	(8,628)	89,270	16,747
Cash flows from investing activities			
Purchases of property, plant, and equipment, net	(17,597)	(30,225)	(3,666)
Software development costs capitalized	(4,454)	(7,740)	(1,999)
Purchases of other assets	—	(500)	(903)
Purchases of marketable securities	—	—	(125,034)
Sales and maturities of marketable securities	—	—	141,869
Transaction costs, pending acquisitions	—	—	(3,425)
Purchases of equity investments	—	(5,700)	—
Acquisition of businesses, net of cash and cash equivalents acquired	(15,753)	(267,531)	(10,867)
Net cash used in investing activities	(37,804)	(311,696)	(4,025)
Cash flows from financing activities			
Proceeds from debt, net of costs	3,408	613,197	184,060
Repayments of debt	(8,210)	(263,859)	(182,696)
Payment of debt amendment fees	(1,645)	—	—
Purchase of hedge on convertible debt	—	(80,236)	—
Sale of warrants	—	31,188	—
Proceeds from exercises of stock options	3,026	37,088	3,015
Tax benefit of stock-based compensation	1,176	11,464	3,414
Investment in subsidiary by minority stockholder	—	1,050	—
Other	—	28	41
Net cash provided by (used in) financing activities	(2,245)	349,920	7,834
Effect of foreign currency exchange rate changes on cash and cash equivalents	(9,164)	943	943
Net increase (decrease) in cash and cash equivalents	(57,841)	128,437	21,499
Cash and cash equivalents, beginning of year	215,001	86,564	65,065
Cash and cash equivalents, end of year	$ 157,160	$ 215,001	$ 86,564
Supplemental disclosures of cash flow information			
Cash paid for interest	$ 19,015	$ 29,765	$ 12,402
Cash paid (received) for income taxes	$ (8,049)	$ 27,301	$ 37,253
Schedule of noncash transactions			
Debt issuance costs withheld from proceeds	$ —	$ 8,388	$ 8,720
Issuance of common stock and stock options for acquisition	$ —	$ 435,228	$ —

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Principles of Consolidation and Summary of Significant Accounting Policies

Business Description

VeriFone Holdings, Inc. ("VeriFone" or the "Company") was incorporated in the state of Delaware on June 13, 2002. Prior to the Company's initial public offering on May 4, 2005, VeriFone was majority-owned by GTCR Fund VII, L.P., an equity fund managed by GTCR Golder Rauner, LLC ("GTCR"), a private equity firm. VeriFone designs, markets, and services electronic payment solutions that enable secure electronic payments among consumers, merchants, and financial institutions.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated and amounts pertaining to the non-controlling ownership interest held by third parties in the operating results and financial position of the Company's majority-owned subsidiaries are reported as minority interest.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

Foreign Currency Translation

The assets and liabilities of foreign subsidiaries, where the local currency is the functional currency, are translated from their respective functional currencies into the U.S. dollar at the rates in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rates during the period. The resulting foreign currency translation adjustments are recorded as a separate component of accumulated other comprehensive income in the stockholders' equity section of the Consolidated Balance Sheets.

For subsidiaries whose functional currency is the U.S. dollar, foreign currency denominated assets and liabilities are remeasured into U.S. dollars at the rates in effect at the balance sheet date for monetary assets and liabilities and historical exchange rates for non-monetary assets and liabilities. Revenue and expense amounts are translated at average exchange rates during the period. Any gains or losses from foreign currency remeasurement were included in other income (expense), net on the Consolidated Statements of Operations.

Gains and losses resulting from transactions denominated in currencies other than an entity's functional currency are included in other income (expense), net on the Consolidated Statements of Operations.

Revenue Recognition

The Company's revenue recognition policy is consistent with applicable revenue recognition guidance and interpretations, including the requirements of Emerging Issues Task Force ("EITF") Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables,* Statement of Position ("SOP") 97-2, *Software Revenue Recognition*, SOP 81-1, *Accounting for Performance of Construction-Type and Certain Production Type Contracts,* Staff Accounting Bulletin ("SAB") No. 104, *Revenue Recognition,* and other applicable revenue recognition guidance and interpretations.

The Company records revenue when all of the following criteria are met: (i) there is persuasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable; and (iv) collection is reasonably assured. Cash received in advance of revenue recognition is recorded as deferred revenue.

Net revenues from System Solutions sales to end-users, resellers, value-added resellers, and distributors are recognized upon shipment of the product with the following exceptions:

- if a product is shipped free-on-board destination, revenue is recognized when the shipment is delivered, or
- if an acceptance or a contingency clause exists, revenue is recognized upon the earlier of receipt of the acceptance letter or when the clause lapses.

End-users, resellers, value-added resellers, and distributors generally have no rights of return, stock rotation rights, or price protection.

The Company's System Solutions sales include software that is incidental to the electronic payment devices and services included in its sales arrangements.

The Company enters into revenue arrangements for individual products or services. As a System Solutions provider, the Company's sales arrangements often include support services in addition to electronic payment devices ("multiple deliverables"). These services may include installation, training, consulting, customer support, product maintenance, and/or refurbishment arrangements.

Revenue arrangements with multiple deliverables are evaluated to determine if the deliverables (items) should be divided into more than one unit of accounting. An item can generally be considered a separate unit of accounting if all of the following criteria are met:

- the delivered item(s) has value to the customer on a standalone basis;
- there is objective and reliable evidence of the fair value of the undelivered item(s); and
- if the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Company.

Deliverables which do not meet these criteria are combined into a single unit of accounting.

If there is objective and reliable evidence of fair value for all units of accounting, the arrangement consideration is allocated to the separate units of accounting based on their relative fair values. In cases where there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered item(s), the residual method is used to allocate the arrangement consideration. In cases in which there is no objective and reliable evidence of the fair value(s) of the undelivered item(s), the Company defers all revenues for the arrangement until the period in which the last item is delivered.

For revenue arrangements with multiple deliverables, upon shipment of its electronic payment devices, the Company defers revenue for the aggregate fair value for all remaining undelivered elements and recognizes the residual amount within the arrangement as revenue for the delivered items as prescribed in EITF 00-21. Fair value is determined based on the price charged when each element is sold separately and/or the price charged by third parties for similar services.

Net revenues from services such as customer support and product maintenance are initially deferred and then recognized on a straight-line basis over the term of the contract. Net revenues from services such as installations, equipment repairs, refurbishment arrangements, training, and consulting are recognized as the services are rendered.

For software development contracts, the Company recognizes revenue using the completed contract method pursuant to SOP 81-1. During the period of performance of such contracts, billings and costs are accumulated on the balance sheet, but no profit is recorded before completion or substantial completion of the work. The Company uses customers' acceptance of such products as the specific criteria to determine when such contracts are substantially completed. Provisions for losses on software development contracts are recorded in the period they become evident.

For operating lease arrangements, the Company recognizes the revenue and corresponding costs ratably over the term of the lease.

In addition, the Company sells products to leasing companies that, in turn, lease these products to end-users. In transactions where the leasing companies have no recourse to the Company in the event of default by the end-user, the Company recognizes revenue at the point of shipment or point of delivery, depending on the shipping terms and when all the other revenue recognition criteria have been met. In arrangements where the leasing companies have substantive recourse to the Company in the event of default by the end-user, the Company recognizes both the product revenue and the related cost of the product as the payments are made to the leasing company by the end-user, generally ratably over the lease term.

The Company presents revenues net of sales taxes and value-added taxes in its Consolidated Statement of Operations in accordance with EITF No. 06-3, *How Taxes Collected From Customers and Remitted to Governmental Authorities should Be Presented in the Income Statements*.

Segment Reporting

The Company maintains two reportable segments, North America, consisting of the United States and Canada, and International, consisting of all other countries from which the Company derives revenues.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, money market funds, and other highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

Financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable, long-term debt, foreign currency forward contracts and interest rate caps. The estimated fair value of cash, accounts receivable, and accounts payable approximates their carrying value due to the short period of time to their maturities. Cash equivalents, foreign currency forward contracts, and interest rate caps are recorded at fair value based on quoted market prices. The estimated fair value of long-term debt related to the Term B loan approximates its carrying value since the rate of interest on the long-term debt adjusts to market rates on a periodic basis. The fair value of the Company's 1.375% Senior Convertible Notes as of October 31, 2008 was $191.0 million based on the closing trading price at that date.

Derivative Financial Instruments

The Company uses foreign currency forward contracts to hedge certain existing and anticipated foreign currency denominated transactions. Foreign currency forward contracts generally mature within 95 days of inception. Under its foreign currency risk management strategy, the Company utilizes derivative instruments to protect its interests from unanticipated fluctuations in earnings and cash flows caused by volatility in currency exchange rates. This financial exposure is monitored and managed by the Company as an integral part of its overall risk management program which focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results. The Company has entered into interest rate caps, which expired October 31, 2008, in order to manage its variable interest rate risk on its secured credit facility.

The Company records certain derivatives, namely foreign currency forward contracts, interest penalties on the Company's 1.375% Senior Convertible Notes, and interest rate caps, on the balance sheet at fair value. Changes in the fair value of derivatives that do not qualify or are not effective as hedges are recognized currently in earnings. The Company does not use derivative financial instruments for speculative or trading purposes, nor does it hold or issue leveraged derivative financial instruments.

The Company formally documents relationships between hedging instruments and associated hedged items. This documentation includes: identification of the specific foreign currency asset, liability, or forecasted transaction being hedged; the nature of the risk being hedged; the hedge objective; and, the method of assessing hedge effectiveness. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in foreign currency denominated assets, liabilities, and anticipated cash flows of hedged items. When an anticipated transaction is no longer likely to occur, the corresponding derivative instrument is ineffective as a hedge, and changes in fair value of the instrument are recognized in net income.

The Company's international sales are generally denominated in currencies other than the U.S. dollar. For sales in currencies other than the U.S. dollar, the volatility of the foreign currency markets represents risk to the Company's revenue and profit margins. From time to time the Company enters into certain foreign currency forward contracts. The objective of these contracts is to neutralize the impact of currency exchange rate movements on the Company's operating results by offsetting gains and losses on the forward contracts with increases or decreases in foreign currency transactions. The Company does not designate these foreign currency forward contracts as hedging instruments and, as such, records the changes in the fair value of these derivatives in earnings.

The Company is exposed to interest rate risk related to a portion of its debt, which bears interest generally based upon the three-month LIBOR rate. On October 31, 2006, the Company's principal subsidiary, VeriFone, Inc., entered into a credit agreement with a syndicate of financial institutions, led by J.P. Morgan Chase Bank, N.A. and Lehman Commercial Paper Inc. (the "Credit Facility"). The Credit Facility consists of a Term B Loan facility of $500.0 million and a revolving credit facility permitting borrowings of up to $40.0 million, reduced to $25.0 million as of October 2008. The proceeds from the Term B loan were used to repay all outstanding amounts relating to a previous credit facility, pay certain transaction costs, and partially fund the cash consideration in connection with the acquisition of Lipman on November 1, 2006. Through October 31, 2008, the Company repaid an aggregate of $268.8 million, leaving a Term B Loan balance of $231.2 million at October 31, 2008. Under the Credit Facility, the Company is required to fix the interest rate of the loan through swaps, rate caps, collars, and similar agreements with respect to at least 30.0% of the outstanding principal amount of all loans and other indebtedness that have floating interest rates. As of October 31, 2008, the Company is no longer required by the Credit Facility to protect against credit rate increases.

Inventories

Inventories are stated at the lower of standard cost or market. Standard costs approximate actual costs under the first-in, first-out ("FIFO") method. The Company regularly monitors inventory quantities on hand and records write-downs for excess and obsolete inventories based primarily on the Company's estimated forecast of product demand and production requirements. Such write-downs establish a new cost-basis of accounting for the related inventory. Actual inventory losses may differ from management's estimates.

Property, Plant, and Equipment, net

Property, plant, and equipment are stated at cost, net of accumulated depreciation and amortization. Property, plant, and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, generally ranging from two to ten years, except buildings which are depreciated over 50 years. The cost of equipment under capital leases is recorded at the lower of the present value of the minimum lease payments or the fair value of the assets and is amortized on a straight-line basis over the shorter of the term of the related lease or the estimated useful life of the asset. Amortization of assets under capital leases is included with depreciation expense.

Research and Development Costs

Research and development costs are generally expensed as incurred. Costs capitalized under SFAS No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed,* were $4.5 million, $7.7 million, and $2.0 million for the fiscal years ended October 31, 2008, 2007, and 2006, respectively. In accordance with SFAS No. 86, the capitalized software costs are amortized on a straight-line basis to cost of sales over the estimated life of the products, up to three years, commencing when the respective products are available to customers. Total amortization related to capitalized software development costs were $1.7 million, $1.2 million and $1.2 million for the years ended October 31, 2008, 2007 and 2006, respectively. Unamortized capitalized software development costs as of October 31, 2008 and 2007 of $10.1 million and $10.8 million, respectively, are recorded in other assets in the Consolidated Balance Sheets.

Business Combinations

The Company accounts for business combinations in accordance with FAS No. 141, *Business Combinations* ("FAS 141"), which requires the purchase method of accounting for business combinations. In accordance with FAS 141, the Company determines the recognition of intangible assets based on the following criteria: (i) the intangible asset arises from contractual or other rights; or (ii) the intangible is separable or divisible from the acquired entity and capable of being sold, transferred, licensed, returned or exchanged. In accordance with FAS 141, the Company allocates the purchase price of its business combinations to the tangible assets, liabilities and intangible assets acquired, including in-process research and development ("IPR&D"), based on their estimated fair values. The excess purchase price over those fair values is recorded as goodwill. In conjunction with certain business combinations, the Company records restructuring liabilities of the acquired company in accordance with EITF Issue No. 95-3, *Recognition of Liabilities in Connection with a Purchase Business Combination* ("EITF 95-3"). These costs represent liabilities that are recorded as part of the purchase price allocation.

The Company must make valuation assumptions that require significant estimates, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include, but are not limited to future expected cash flows from customer contracts, customer lists, distribution agreements and acquired developed technologies, expected costs to develop IPR&D into commercially viable products, estimated cash flows from projects when completed and discount rates. The Company estimates fair value based upon assumptions the Company believes to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Other estimates such as restructuring accruals associated with the accounting for acquisitions may change as additional information becomes available regarding the assets acquired and liabilities assumed.

Goodwill

Goodwill and purchased intangible assets have been recorded as a result of the Company's acquisitions. Goodwill is not amortized for accounting purposes. The Company is required to perform an annual impairment test of goodwill. Should certain events or indicators of impairment occur between annual impairment tests, the Company would perform the impairment test of goodwill when those events or indicators occurred. In the first step of the analysis, the Company's assets and liabilities, including existing goodwill and other intangible assets, are assigned to the identified reporting units to determine the carrying value of the reporting units. Based on how the business is managed, the Company has five reporting units. Goodwill is allocated to each reporting unit based on its relative contribution to the Company's overall operating results. If the carrying value of a reporting unit is in excess of its fair value, an impairment may exist, and the Company must perform the second step of the analysis, in which the implied fair value of the goodwill is compared to its carrying value to determine the impairment charge, if any.

The fair value of the reporting units is determined using the income approach. The income approach focuses on the income-producing capability of an asset, measuring the current value of the asset by calculating the present value of its future economic benefits such as cash earnings, cost savings, tax deductions, and proceeds from disposition. Value indications are developed by discounting expected cash flows to their present value at a rate of return that incorporates the risk-free rate for the use of funds, the expected rate of inflation, and risks associated with the particular investment.

Accounting for Long-Lived Assets

The Company periodically evaluates whether changes have occurred that would require revision of the remaining useful life of property, plant, and equipment and purchased intangible assets or render them not recoverable. If such circumstances arise, the Company uses an estimate of the undiscounted value of expected future operating cash flows to determine whether the long-lived assets are impaired. If the aggregate undiscounted cash flows are less than the carrying value of the assets, the resulting impairment charge to be recorded is calculated based on the excess of the carrying value of the assets over the fair value of such assets, with the fair value determined based on an estimate of discounted future cash flows.

Purchased intangible assets are amortized over their estimated useful lives, generally ranging from one and one-half to twenty years.

Debt Issuance Costs

Debt issuance costs are stated at cost, net of accumulated amortization. Amortization expense is calculated using the effective interest method and is recorded in interest expense in the accompanying Consolidated Statements of Operations. During the fiscal year ended October 31, 2007, the Company recorded a $4.8 million write-off of debt issuance costs related to the portion of the Credit Facility which was repaid.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. In evaluating the Company's ability to recover its deferred tax assets management considered all available positive and negative evidence including the past operating results, the existence of cumulative losses in past fiscal years and the forecasted future taxable income in the jurisdictions in which VeriFone has operations.

The Company has placed a valuation allowance on certain U.S. deferred tax assets and non-U.S. net operating loss carry forwards because realization of these tax benefits through future taxable income cannot be reasonably assured. VeriFone intends to maintain the valuation allowances until sufficient positive evidence exists to support the reversal of the valuation allowances. An increase in the valuation allowance would result in additional expense in such period. The Company makes estimates and judgments about its future taxable income that are based on assumptions that are consistent with its plans and estimates. Should the actual amounts differ from the estimates, the amount of the valuation allowance could be materially impacted.

VeriFone must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits and deductions, and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as the interest and penalties relating to these uncertain tax positions. Significant changes to these estimates may result in an increase or decrease to the Company's tax provision in a subsequent period.

The calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax laws. The Company's estimate for the potential outcome of any uncertain tax issue is based on detailed facts and circumstances of each issue. Resolution of these uncertainties in a manner inconsistent with the Company's expectations could have a material impact on its results of operations and financial condition.

In addition, the calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax regulations. As a result of the implementation of FIN 48 in the first quarter of fiscal year 2008, the Company recognizes liabilities for uncertain tax positions based on the two-step process prescribed within the interpretation. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires the Company to estimate and measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. It is inherently difficult and subject to estimation of such amounts, as this requires the Company to determine the probability of various possible outcomes. The Company reevaluates these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

Net Income (Loss) Per Share

Basic net income (loss) per common share is computed by dividing income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period, less the weighted average number of common shares subject to repurchase. Diluted net income (loss) per common share is computed using the weighted average number of common shares outstanding plus the effect of common stock equivalents, unless the common stock equivalents are anti-dilutive. The potential dilutive shares of the Company's common stock resulting from the assumed exercise of outstanding stock options and equivalents and the assumed exercise of the warrants relating to the senior convertible notes and the dilutive effect of the senior convertible notes are determined under the treasury stock method.

Stock-Based Compensation

The Company accounts for stock-based employee compensation plans under the fair value recognition and measurement provisions of SFAS No. 123(R), *Share-Based Payment.* SFAS No. 123(R) which is applicable for stock-based awards exchanged for employee services and in certain circumstances for non-employee directors. Pursuant to SFAS No. 123(R), stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. SFAS No. 123(R) requires the cash flows resulting from the tax benefits due to tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows.

Restructuring

In conjunction with certain business combinations, the Company records restructuring liabilities of the acquired company in accordance with EITF Issue No. 95-3, *Recognition of Liabilities in Connection with a Purchase Business Combination.* These costs represent liabilities that are recorded as part of the purchase price allocation. Other restructuring costs are accounted for under SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* or under SFAS No. 112, *Employers' Accounting for Postemployment Benefits.*

Warranty Costs

The Company accrues for estimated warranty obligations when revenue is recognized based on an estimate of future warranty costs for delivered products. Such estimates are based on historical experience and expectations of future costs. The Company periodically evaluates and adjusts the accrued warranty costs to the extent actual warranty costs vary from the original estimates. The Company's warranty period typically extends from 13 months to five years from the date of shipment. Costs associated with maintenance contracts, including extended warranty contracts, are expensed when they are incurred. Actual warranty costs may differ from management's estimates.

Shipping and Handling Costs

Shipping and handling costs incurred for delivery to customers are expensed as incurred and are included in cost of net revenues in the accompanying Consolidated Statements of Operations. In those instances where the Company bills shipping and handling costs to customers, the amounts billed are classified as revenue.

Advertising Costs

Advertising costs are expensed as incurred and totaled approximately $1.1 million, $1.4 million, and $0.3 million for the fiscal years ended October 31, 2008, 2007 and 2006, respectively.

Concentrations of Credit Risk

Cash is placed on deposit in major financial institutions in the United States and other countries. Such deposits may be in excess of insured limits. Management believes that the financial institutions that hold the Company's cash are financially sound and, accordingly, minimal credit risk exists with respect to these balances.

The Company invests cash not required for use in operations in high credit quality securities based on its investment policy. The investment policy has limits based on credit quality, investment concentration, investment type, and maturity that the Company believes will result in reduced risk of loss of capital. Investments are of a short-term nature and include investments in money market funds and corporate debt securities.

The Company has not experienced any investment losses due to institutional failure or bankruptcy.

The Company's accounts receivable are derived from sales to a large number of direct customers, resellers, and distributors in the Americas, Europe, and the Asia Pacific region. The Company performs ongoing evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary, but generally requires no collateral.

An allowance for doubtful accounts is established with respect to those amounts that the Company has determined to be doubtful of collection using specific identification of doubtful accounts and an aging of receivables analysis based on invoice due dates. Actual collection losses may differ from management's estimates, and such differences could be material to the Company's consolidated financial position, results of operations, and cash flows. Uncollectible receivables are written off against the allowance for doubtful accounts when all efforts to collect them have been exhausted and recoveries are recognized when they are received. Generally, accounts receivable are past due 30 days after the invoice date unless special payment terms are provided.

For the fiscal years ended October 31, 2008 and 2007, no customer accounted for more than 10% of net revenues. For the fiscal year ended October 31, 2006, one customer, First Data Corporation and its affiliates, accounted for 13% of net revenues which were included in both North America and International segments. At October 31, 2008 and 2007, no customer accounted for more than 10% of accounts receivable.

The Company is exposed to credit loss in the event of nonperformance by counterparties to the foreign currency forward contracts used to mitigate the effect of exchange rate changes, the interest rate caps used to mitigate the effect of interest rate changes, and the purchased call option for the Company's stock related to the senior convertible notes. As described in *Note 6. "Financing"* in September 2008, following the bankruptcy of Lehman Brothers Holdings, Inc. ("Lehman Brothers"), the Company delivered a notice of termination for the note hedge purchased from Lehman OTC Derivatives Inc. ("Lehman Derivatives") in June 2007. The Company believes the counterparties for its other outstanding contracts are large, financially sound institutions and thus, the Company does not anticipate nonperformance by these counterparties. However, given the recent, unprecedented turbulence in the financial markets, the failure of additional counterparties is possible.

Equity Investments and Minority Interests

The Company holds minority investments in two companies. These investments are accounted for under the equity method if the Company can exert significant influence on the investee company or under the cost method if the Company does not have significant influence over the investee company. The investments are included in other assets in the accompanying Consolidated Balance Sheets. Gains and losses recorded for equity method investments are included in other income (expense), net in the accompanying Consolidated Statements of Operations. The Company periodically monitors its investments for impairment and will record a reduction in the carrying value, if and when necessary.

During fourth quarter of 2008, the Company recorded a $2.2 million charge for impairment to one of its equity investments to reflect the decline of the investment's fair value below its carrying value.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes certain changes in equity that are excluded from results of operations. Specifically, foreign currency translation adjustments, changes in the fair value of derivatives designated as hedges, unrealized gains and losses on available-for-sale marketable securities and the unfunded portion of pension plan obligations are included in accumulated other comprehensive income in the accompanying Consolidated Balance Sheets.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in the first quarter of fiscal 2009. In February 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-1, *Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13* and also issued FSP No. 157-2, *Effective Date of FASB Statement No. 157*, which collectively remove certain leasing transactions from the scope of SFAS No. 157 and partially delay the effective date of SFAS No. 157 for one year for certain nonfinancial assets and liabilities. In October 2008, the FASB also issued FSP 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*, which clarifies the application of SFAS No. 157 in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. Although the Company will continue to evaluate the application of SFAS No. 157, it does not currently believe adoption of SFAS No. 157 will have a material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* SFAS No. 159 permits entities to elect to measure financial assets and liabilities at fair value. The objective of the guidance is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently, without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, provided the provisions of SFAS No. 157 are applied. The Company adopted SFAS No. 159 at the beginning of the Company's fiscal year 2009 on November 1, 2008 and did not make any elections for fair value accounting.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.* SFAS No. 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests ("NCI") and classified as a component of equity. In conjunction with SFAS No. 141(R), discussed below, SFAS No. 160 will significantly change the accounting for partial and/or step acquisitions. SFAS No. 160 will be effective for the Company in the first quarter of fiscal year 2010. Early adoption is not permitted. The Company is currently evaluating SFAS No. 160 and has not yet determined the impact, if any, its adoption will have on the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations.* SFAS No. 141(R) changes the accounting for business combinations including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for pre-acquisition gain and loss contingencies, the recognition of capitalized in-process research and development as an indefinite-lived intangible asset until approved or discontinued rather than as an immediate expense, expensing restructuring costs in connection with an acquisition rather than considering them a liability assumed in the acquisition, the treatment of acquisition-related transaction costs, including the fair value of contingent consideration at the date of an acquisition, the recognition of changes in the acquirer's income tax valuation allowance, and accounting for partial and/or step acquisitions. SFAS No. 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies under SFAS No. 109, *Accounting for Income Taxes.* Early adoption is not permitted. When SFAS No. 141(R) becomes effective, which, for the Company, will be in the first quarter of fiscal year 2010, any adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS No. 141(R) will be recorded through income tax expense, whereas currently the accounting treatment would require any adjustment to be recognized through the purchase price. The Company is currently evaluating SFAS No. 141(R) and has not yet determined the impact, if any, its adoption will have on the Company's consolidated financial statements.

In May 2008, the FASB issued FASB Staff Position ("FSP") APB 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).* FSP APB 14-1 requires the issuer of a convertible debt instrument with cash settlement features to account separately for the liability and equity components of the instrument. The debt would be recognized at the present value of its cash flows discounted using an entity specific nonconvertible debt borrowing rate at the time of issuance. The equity component would be recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. The FSP also requires accretion of the resultant debt discount over the expected life of the debt. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. Entities are required to apply the FSP retrospectively for all periods presented. The Company is currently evaluating FSP APB 14-1 and has not yet determined the impact its adoption will have on the Company's consolidated financial statements. However, the impact of this new accounting treatment will be significant and will result in a significant increase to non-cash interest expense beginning in fiscal year 2010 for financial statements covering past and future periods.

In April 2008, the FASB issued FSP No. 142-3, *Determination of the Useful Life of Intangible Assets.* FSP 142-3 amends the factors that should be considered in developing renewal or extension assumption used to determine the useful life of a recognized intangible asset under SFAS No. 142, *Goodwill and Other Intangible Assets.* FSP 142-3 will be effective in the first quarter of fiscal year 2010. The Company is currently evaluating the impact of the adoption of FSP 142-3 and has not yet determined the impact, if any, its adoption will have on the Company's consolidated financial statements.

Recently adopted accounting pronouncements

In July 2006, the FASB issued FIN 48 which clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognizing, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 as of November 1, 2007. As a result of the implementation of

FIN 48, the Company recognized a $3.3 million increase in its existing liabilities for uncertain tax positions which has been recorded as a decrease of $1.4 million to the opening balance of retained earnings, an increase of $0.5 million to non-current deferred tax assets and an increase of $1.4 million to goodwill. At November 1, 2007, the Company also reclassified $17.7 million from current to non-current taxes payable.

Reclassifications

Certain amounts reported in previous periods have been reclassified to conform to the current period presentation. The reclassifications did not affect previously reported revenues, total operating expense, operating income, net income, or stockholders' equity.

Note 2. Business Combinations

A.C. Application Limited

On July 1, 2008, the Company acquired the business of A.C. Application Ltd., in accordance with an asset purchase agreement. The acquisition was an all-cash transaction of $13.0 million including acquisition costs. The assets acquired consisted primarily of intangible assets related to technology, brand name and customer relationships. The agreement also provides for additional consideration to be paid in the form of an earn-out amount of up to ILS 8.0 million (approximately $2.3 million), if certain target revenues and gross margins are achieved at April 30, 2009 and 2010. The earn-out payments to be made are not included in the $13.0 million total purchase price mentioned above. The earn-out payments to be made under the agreement will be recorded as an expense when it is probable that the earn-out payments will be payable. The Company has expensed $0.3 million as of October 31, 2008 for the earn-out due April 30, 2009. The results of operations of A.C. Application Ltd. were included in the consolidated financial statements from the acquisition date. Pro forma results of operations have not been presented because the effect of the acquisition was not material.

Peripheral Computer Industries Pty Limited

On December 13, 2007, the Company acquired the business of Peripheral Computer Industries Pty Limited ("PCI") in accordance with an asset purchase agreement. The acquisition was an all-cash transaction of approximately $2.8 million including acquisition costs. The agreement also provides for additional consideration to be paid in the form of an earn-out amount of up to $6.8 million, if certain target revenues are achieved at the end of the 36-month earn-out period. The earn-out payments to be made under the agreement, if any, will be recorded as an additional cost of the acquisition at such time as they are earned. The results of operations of PCI were included in the consolidated financial statements from the acquisition date. Pro forma results of operations have not been presented because the effect of the acquisition was not material.

Lipman Electronic Engineering Ltd. ("Lipman")

On November 1, 2006, the Company acquired all of the outstanding common stock of Lipman. The Company acquired Lipman to enhance the Company's ability to reach certain of its strategic and business objectives, which include (i) extending the Company's product and service offerings to include Lipman's products, (ii) enabling the Company to leverage its distribution channels, international presence, customer base, and brand recognition to accelerate Lipman's market penetration and growth, (iii) enabling the Company to enhance its position in areas where the Company is already strong by offering complementary products and services developed by Lipman, (iv) enhancing its product offerings in a variety of its core product areas, and (v) enhancing the Company's manufacturing capacity.

The consideration paid to acquire Lipman was $347.4 million in cash, 13,462,474 shares of common stock of the Company, and assumption of all outstanding Lipman stock options. To fund a portion of the cash consideration, the Company used $307.2 million of the Term B Loan proceeds under its Credit Facility on November 1, 2006. See *Note 6. "Financing"* for additional information related to the Credit Facility.

The purchase price was as follows (in thousands):

Cash	$347,350
Value of common stock issued	417,606
Value of Lipman vested and unvested options assumed	38,008
Transaction costs and expenses	15,686
Sub-total	818,650
Less: Value of unvested Lipman options assumed	(19,356)
Total purchase price	$799,294

Pursuant to the proration and allocation provisions of the merger agreement, the total merger consideration consisted of (i) a number of shares of the Company's common stock equal to the product of 0.50 multiplied by the number of Lipman ordinary shares issued and outstanding on the closing date and (ii) an amount in cash equal to the product of $12.804 multiplied by the number of Lipman ordinary shares issued and outstanding on the closing date, as reduced by the aggregate amount of the special cash dividend paid by Lipman prior to the merger. The Company issued 13,462,474 shares of common stock and paid $344.7 million in cash (excluding the aggregate amount of the special cash dividend) on the closing date. The Company subsequently paid an additional $2.6 million in cash to acquire the remaining minority interest of Lipman's Chinese subsidiary.

The 13,462,474 shares have been valued at $31.02 per share based on an average of the closing prices of the Company's common stock for a range of trading days two days before April 10, 2006, the announcement date of the proposed merger, the announcement date, and two days after the announcement date.

Pursuant to the merger agreement, the Company assumed, generally on a one-for-one basis, all Lipman share options outstanding at closing. The Company assumed options to purchase approximately 3,375,527 shares of Lipman ordinary shares at a weighted average exercise price of $24.47. The fair value of the outstanding vested and unvested options of $38.0 million was determined using a Black-Scholes valuation model using the following weighted-average assumptions: stock price of $31.02 per share (determined as described above), expected term of 2.5 years, expected volatility of 41%, and risk free interest rate of 4.7%.

For accounting purposes the fair value of unvested options as of the closing date is considered unrecognized share-based compensation and is deducted in determining the purchase price. This unrecognized share-based compensation is being recognized as compensation expense on a straight-line basis over the estimated remaining service period of 2.8 years. The fair value of the outstanding unvested options of $19.4 million was determined using a Black-Scholes valuation model using the assumptions noted above, except that the stock price on the closing date of $30.00 per share was used, as required, instead of the average price around the announcement date of $31.02 per share. The Company determined the number of unvested options based on the ratio of the number of months of service remaining to be provided by employees as of November 1, 2006 to the total vesting period for the options.

Under the purchase method of accounting, the total purchase price as shown in the table above is allocated to Lipman's tangible and intangible assets acquired and liabilities assumed as well as in-process research and development based on their estimated fair values as of the closing date. The excess of the purchase price over the net tangible and intangible assets is recorded as goodwill.

The purchase price was allocated as follows (in thousands):

Cash	$ 95,931
Accounts receivable	33,201
Inventory	65,315
Property, plant, and equipment, net	18,603
Other assets	12,778
Deferred revenue	(8,890)
Other current liabilities	(93,073)
Net deferred tax liabilities	(60,345)
Non current liabilities	(7,933)
Net tangible assets	55,587
Amortizable intangible assets:	
Developed and core technology	135,690
Customer backlog	110
Customer relationships	66,250
Internal use software	3,450
Subtotal	205,500
In-process research and development	6,752
Excess over fair value of vested options	1,030
Goodwill	530,425
Total purchase price allocation	$799,294

Note 3. Goodwill and Purchased Intangible Assets

The Company performed its annual impairment test of goodwill as of August 1, 2008 in accordance with SFAS No. 142 which did not result in an impairment of goodwill. However, in October 2008, in light of the Company's disappointing fourth quarter operating results due to severe macro-economic conditions caused by the illiquidity of the credit markets, difficulties in banking and financial services sectors, falling consumer confidence and rising unemployment rates, the Company's projected future cash flow declined significantly, which was considered an indicator of possible impairment of goodwill and long-lived assets as defined under SFAS No. 142 and SFAS No. 144, triggering the necessity of impairment tests as of October 15, 2008.

As a result of the goodwill impairment test, the Company concluded that the carrying amount of the Company's goodwill in the EMEA reporting unit exceeded its implied fair value and recorded an impairment charge of $262.5 million in the Corporate segment. The Company determined the fair value of the EMEA reporting unit using the income approach, which requires estimates of future operating results and discounted cash flows.

As a result of the long-lived assets impairment test, the Company recorded a $26.6 million impairment charge in the Corporate segment related to the write-down to fair value of the net carrying value of certain developed and core technology intangible assets in the International segment. The Company's management determined the recoverability of these assets under SFAS No. 144 based on their undiscounted estimated future net cash flows and the impairment charge based on fair value using discounted cash flows.

The Company will continue to evaluate the carrying value of the remaining goodwill and intangible assets and if it determines in the future that there is a potential further impairment in any of its reporting units, the Company may be required to record additional charges to earnings which could adversely affect the Company's financial results.

Goodwill

Activity related to goodwill consisted of the following (in thousands):

	October 31, 2008	October 31, 2007
Balance, beginning of year	$ 611,977	$ 52,689
Additions related to acquisitions	4,564	540,043
Resolution of tax contingencies, adjustments to tax reserves and valuation allowances established in purchase accounting, and tax benefits from exercise of vested stock options assumed	139	(5,229)
Goodwill impairment	(262,462)	—
Currency translation adjustments	(32,315)	24,474
Balance, end of year	$ 321,903	$611,977

During fiscal year 2008, the Company recorded $4.6 million of goodwill related to the acquisition of A.C. Applications, Ltd. and PCI. During fiscal year 2007, the Company recorded $530.4 million of goodwill related to the acquisition of Lipman and $9.6 million of goodwill related to other acquisitions.

Purchased Intangible Assets

Purchased intangible assets subject to amortization consisted of the following (in thousands):

	October 31, 2008			October 31, 2007		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Developed and core technology	$158,432	$(109,991)	$48,441	$187,006	$ (79,423)	$107,583
Trade name	24,917	(22,315)	2,602	22,225	(22,225)	—
Internal use software	5,155	(1,629)	3,526	4,485	(853)	3,632
Customer relationships	94,003	(55,935)	38,068	91,023	(32,165)	58,858
	$282,507	$(189,870)	$92,637	$304,739	$(134,666)	$170,073

Amortization of purchased intangibles was allocated as follows (in thousands):

	Years Ended October 31, 2008	2007	2006
Included in cost of net revenues	$32,230	$37,897	$ 5,625
Included in operating expenses	26,033	21,571	4,703
	$58,263	$59,468	$10,328

Estimated future amortization expense of intangible assets as of October 31, 2008 is as follows (in thousands):

	Cost of Net Revenues	Operating Expenses	Total
2009	$20,295	$20,518	$40,813
2010	15,828	12,234	28,062
2011	10,653	3,737	14,390
2012	949	1,200	2,149
2013	163	726	889
Thereafter	765	5,569	6,334
	$48,653	$43,984	$92,637

Note 4. Balance Sheet Details

Allowance for Doubtful Accounts

Activity related to the allowance for doubtful accounts consisted of the following (in thousands):

	Balance at Beginning of Year	Charges to Bad Debt Expense	Write-Offs, Recoveries and Adjustments	Balance at End of Year
Year ended October 31, 2008	$4,270	$ 110	$ 653	$5,033
Year ended October 31, 2007	$2,364	$2,654	$(748)	$4,270
Year ended October 31, 2006	$1,571	$1,623	$(830)	$2,364

Inventories

Inventories consisted of the following (in thousands):

	October 31,	
	2008	2007
Raw materials	$ 52,152	$ 29,548
Work-in-process	6,416	3,849
Finished goods	109,792	73,771
	$168,360	$107,168

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	October 31,	
	2008	2007
Prepaid taxes	$31,554	$38,390
Other prepaid expenses	13,489	15,266
Other receivables	5,267	7,827
Other current assets	7,321	1,930
	$57,631	$63,413

Property, Plant, and Equipment, net

Property, plant, and equipment consisted of the following (in thousands):

	Estimated Useful Life (in Years)	October 31, 2008	October 31, 2007
Computer hardware and software	3-7	$ 40,013	$ 13,519
Office equipment, furniture, and fixtures	2-5	3,979	4,288
Machinery and equipment	2-5	15,027	10,579
Leasehold improvements	Lesser of the term of the lease or 10 years	11,413	11,061
Construction in progress	—	1,549	18,532
Land	—	1,025	1,633
Buildings	50	5,439	4,832
Total		78,445	64,444
Accumulated depreciation and amortization		(26,136)	(16,151)
Property, plant, and equipment, net		$ 52,309	$ 48,293

At October 31, 2008 and 2007, equipment amounting to $1.5 million and $1.3 million, respectively, was capitalized under capital leases. Related accumulated amortization as of October 31, 2008 and 2007 amounted to $1.4 million and $1.3 million, respectively.

Restricted Cash

The Company had $1.9 million and $1.3 million of restricted cash as of October 31, 2008 and 2007, respectively. The restricted cash balances were comprised mainly of pledged deposits for bank guarantees to customers. The restricted cash was included in Other Assets in the Consolidated Balance Sheets.

Warranty

Activity related to warranty consisted of the following (in thousands):

	Years Ended October 31, 2008	Years Ended October 31, 2007
Balance, beginning of year	$ 11,667	$ 5,432
Warranty charged to cost of net revenues	7,289	3,664
Utilization of warranty	(10,877)	(13,089)
Changes in estimates(1)	1,889	4,768
Warranty liabilities assumed on acquisitions	49	10,892
Balance, end of year	10,017	11,667
Less current portion	(8,527)	(11,012)
Long-term portion	$ 1,490	$ 655

(1) In fiscal year 2007, the Company recorded a change in warranty estimates of $3.0 million related to a product specific warranty reserve for an acquired product, following the establishment of a field replacement program. As of October 31, 2008, the outstanding balance for this product specific warranty was reduced to $1.3 million predominately as a result of utilization.

Deferred Revenue, Net

Deferred revenue, net of related costs consisted of the following (in thousands):

	October 31,	
	2008	2007
Deferred revenue	$ 73,263	$ 58,992
Deferred cost of revenue	(12,284)	(4,669)
	60,979	54,323
Less current portion	(47,687)	(43,049)
Long-term portion	$ 13,292	$ 11,274

Other Current Liabilities

Other current liabilities consisted of the following (in thousands):

	October 31,	
	2008	2007
Other tax liabilities(1)	$35,542	$39,310
Accrued interest	4,448	2,620
Accounts payable related accrual	23,217	16,246
Accrued legal and audit fees	10,885	4,693
Other liabilities	17,076	23,596
	$91,168	$86,465

(1) Two of the Company's Brazilian subsidiaries that were acquired as part of the Lipman acquisition have been notified of assessments regarding Brazilian customs penalties that relate to alleged infractions in the importation of goods. The Company has accrued $17.7 million and $19.4 million as of October 31, 2008 and 2007, respectively, related to these assessments. See *Note 12. "Commitments and Contingencies"* for additional information related to these tax assessments.

Note 5. Other Income (Expense), net and Accumulated Other Comprehensive Income (Loss)

Other Income (Expense), Net

Other income (expense), net consisted of the following (in thousands):

	Years Ended October 31,		
	2008	2007	2006
Foreign currency transaction gains (losses), net	$(16,167)	$ 2,534	$ 397
Foreign currency contract gains (losses), net	4,841	(4,804)	(866)
Impairment of equity investment	(2,236)	—	—
Loss on debt extinguishment and debt repricing fee	—	(4,764)	(6,359)
Other income (expense), net	381	(848)	434
	$(13,181)	$(7,882)	$(6,394)

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income consisted of the following (in thousands):

	October 31,	
	2008	2007
Foreign currency translation adjustments, net of tax of $617 and $2,664	$ (8,805)	$22,224
Unrecognized loss on interest rate hedges, net of tax of $0 and $41	—	(63)
Unfunded portion of pension plan obligations	(1,687)	—
Accumulated other comprehensive income (loss)	$(10,492)	$22,161

Income tax expense allocated to the components of accumulated other comprehensive income (loss) consisted of the following (in thousands):

	Years Ended October 31,		
	2008	2007	2006
Foreign currency translation adjustments	$(2,047)	$1,596	$234
Unrealized loss on interest rate hedges	(41)	12	18
	$(2,088)	$1,608	$252

Note 6. Financing

The Company's financings consisted of the following (in thousands):

	October 31,	
	2008	2007
Secured credit facility:		
Term B loan	$231,250	$236,250
1.375% Senior convertible notes	316,250	316,250
Other	879	652
	548,379	553,152
Less current portion	(5,022)	(5,386)
Long-term portion	$543,357	$547,766

Secured Credit Facility

On October 31, 2006, VeriFone Inc. entered into a credit agreement (the "Credit Facility") consisting of a Term B Loan facility of $500.0 million and a revolving credit facility permitting borrowings of up to $40.0 million. The proceeds from the Term B loan were used to repay all outstanding amounts relating to a previous credit facility, pay certain transaction costs, and partially fund the cash consideration in connection with the acquisition of Lipman on November 1, 2006. Through October 31, 2008, the Company had repaid an aggregate of $268.8 million, leaving a Term B Loan balance of $231.2 million at October 31, 2008. The Credit Facility is guaranteed by the Company and certain of its subsidiaries and is secured by collateral including substantially all of the Company's assets and stock of the Company's subsidiaries.

During fiscal 2008 the Company entered into three consecutive amendments to the Credit Facility with its lenders. The amendments extended the time periods for delivery of certain required financial information for the three-month periods ended January 31, April 30 and July 31, 2007, the year ended October 31, 2007 and the three-month periods ended January 31, 2008 and April 30, 2008. In connection with the three amendments, the Company paid a total fee of $1.6 million and agreed to certain increases in the interest rates and fees.

The Company pays a commitment fee on the unused portion of the revolving loan under its Credit Facility at a rate that varies depending upon its consolidated total leverage ratio. The Company was paying a commitment fee at a rate of 0.425% per annum as of October 31, 2008 and 0.300% per annum as of October 31, 2007. The Company pays a letter of credit fee on the unused portion of any letter of credit issued under the Credit Facility at a rate that varies depending upon its consolidated total leverage ratio. At October 31, 2008 and October 31, 2007, the Company was subject to a letter of credit fee at a rate of 2.00% and 1.25% per annum, respectively.

The maturity dates on the components of the Credit Facility are October 31, 2012 for the revolving loan and October 31, 2013 for the Term B Loan. Principal payments on the Term B Loan are due in equal quarterly installments of $1.2 million over the seven-year term on the last business day of each calendar quarter with the balance due on maturity.

At the Company's option, the Term B loan and the revolving loan can be "Base Rate" or "Eurodollar Rate" loans. Base Rate loans bear interest at a per annum rate equal to a margin over the greater of the Federal Funds rate plus 0.50% or the JP Morgan prime rate. For the Base Rate Term B loan, the margin was 1.75% as of October 31, 2008 and 0.75% as of October 31, 2007. For the Base Rate revolving loan, the margin varies depending upon the Company's consolidated leverage ratio and was 1.00% and 0.25% as of October 31, 2008 and 2007, respectively.

At the Company's option, Eurodollar Rate loans bear interest at a margin over the one-, two-, three- or six-month LIBOR rate. The margin for the Eurodollar Rate Term B loan was 2.75% as of October 31, 2008 and 1.75% as of October 31, 2007. The margin for the Eurodollar Rate revolving loan varies depending upon the Company's consolidated leverage ratio and was 2.00% and 1.25% as of October 31, 2008 and 2007, respectively.

As of October 31, 2008, the Term B loan bears interest at 2.75% over the one-month LIBOR rate of 3.12% for a total of 5.87%. As of October 31, 2007, the Term B loan bore interest at a rate of 1.75% over the three-month LIBOR rate of 5.36%, for a total of 7.11%. As of October 31, 2008 and 2007, no amounts were outstanding under the revolving loan.

Lehman Commercial Paper, Inc. ("Lehman CP"), a lender in the revolving loan, declared bankruptcy in October 2008. Under the terms of the Credit Facility, the Company declared Lehman CP a defaulting lender and removed Lehman CP as a lender in the revolving loan. Therefore, as of October 31, 2008, only $25 million was available to the Company under the revolving loan.

The terms of the Credit Facility require the Company to comply with financial covenants, including maintaining leverage and fixed charge coverage ratios at the end of each fiscal quarter, obtaining protection against fluctuation in interest rates, and meeting limits on annual capital expenditure levels. As of October 31, 2008, the Company was required to maintain a total leverage ratio of not greater than 3.5 to 1.0 and a fixed charge coverage ratio of at least 2.0 to 1.0. Total leverage ratio is equal to total debt less cash as of the end of a reporting fiscal quarter divided by consolidated EBITDA, as adjusted, for the most recent four consecutive fiscal quarters. Some of the financial covenants become more restrictive over the term of the Credit Facility. Noncompliance with any of the financial covenants without cure or waiver would constitute an event of default under the Credit Facility. An event of default resulting from a breach of a financial covenant may result, at the option of lenders holding a majority of the loans, in an acceleration of repayment of the principal and interest outstanding and a termination of the revolving loan. The Credit Facility also contains non-financial covenants that restrict some of the Company's activities, including its ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, make capital expenditures, and engage in specified transactions with affiliates. The terms of the Credit Facility permit prepayments of principal and require prepayments of principal upon the occurrence of certain events including among others, the receipt of proceeds from the sale of assets, the receipt of excess cash flow as defined, and the receipt of proceeds of certain debt issues. The Credit Facility also contains customary events of default, including defaults based on events of bankruptcy and insolvency; nonpayment of principal, interest, or fees when due, subject to specified grace periods; breach of specified covenants; change in control; and material inaccuracy of representations and warranties. In addition, if the Company's leverage exceeds a certain level set out in its Credit Facility, a portion of the Company's excess cash flows must be used to pay down its outstanding debt. The Company was in compliance with its financial and non-financial covenants as of October 31, 2008.

1.375% Senior Convertible Notes

On June 22, 2007, the Company sold $316.2 million aggregate principal amount of 1.375% Senior Convertible Notes due 2012 (the "Notes") in an offering through Lehman Brothers and JP Morgan Securities Inc. (together "initial purchasers") to qualified institutional buyers pursuant to Section 4(2) and Rule 144A under the Securities Act. The net proceeds from the offering, after deducting transaction costs, were approximately $307.9 million. The Company incurred approximately $8.3 million of debt issuance costs. The transaction costs, consisting of the initial purchasers' discounts and offering expenses, were primarily recorded in debt issuance costs, net and are being amortized to interest expense using the effective interest method over five years. The Company will pay 1.375% interest per annum on the principal amount of the Notes, payable semi-annually in arrears in cash on June 15 and December 15 of each year, commencing on December 15, 2007, subject to increase in certain circumstances as described below. The interest rate on the Notes increased an additional 0.25% per annum during the period from May 1, 2008 to August 19, 2008 due to the Company's delay in filing its Annual Report on Form 10-K for the year ended October 31, 2007.

The Notes were issued under an Indenture between the Company and U.S. Bank National Association, as trustee. Each $1,000 of principal of the Notes will initially be convertible into 22.719 shares of VeriFone common stock, which is equivalent to a conversion price of approximately $44.02 per share, subject to adjustment upon the occurrence of specified events. Holders of the Notes may convert their Notes prior to maturity during specified periods as follows: (1) on any date during any fiscal quarter beginning after October 31, 2007 (and only during such fiscal quarter) if the closing sale price of the Company's common stock was more than 130% of the then current conversion price for at least 20 trading days in the period of the 30 consecutive trading days ending on the last trading day of the previous fiscal quarter; (2) at any time on or after March 15, 2012; (3) if the Company distributes, to all holders of its common stock, rights or warrants (other than pursuant to a rights plan) entitling them to purchase, for a period of 45 calendar days or less, shares of the Company's common stock at a price less than the average closing sale price for the ten trading days preceding the declaration date for such distribution; (4) if the Company distributes, to all holders of its common stock, cash or other assets, debt securities, or rights to purchase the Company's securities (other than pursuant to a rights plan), which distribution has a per share value exceeding 10% of the closing sale price of the Company's common stock on the trading day preceding the declaration date for such distribution; (5) during a specified period if certain types of fundamental changes occur; or (6) during the five business-day period following any five consecutive trading-day period in which the trading price for the Notes was less than 98% of the average of the closing sale price of the Company's common stock for each day during such five trading-day period multiplied by the then current conversion rate. Upon conversion, the Company would pay the holder the cash value of the applicable number of shares of the Company's common stock, up to the principal amount of the note. Amounts in excess of the principal amount, if any, will be paid in stock. Because the Company did not increase its authorized capital to permit conversion of all of the Notes at the initial conversion rate by June 21, 2008, beginning on that date the Notes began to bear additional interest at a rate of 2.0% per annum (in addition to the additional interest described above) on the principal amount of the Notes until October 8, 2008 when the Company's stockholders approved an increase of 100,000,000 shares to the Company's authorized share capital.

As of October 31, 2008, none of the conditions allowing holders of the Notes to convert had been met. If a fundamental change, as defined in the Indenture, occurs prior to the maturity date, holders of the Notes may require the Company to repurchase all or a portion of their Notes for cash at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest (including additional interest, if any) up to, but excluding, the repurchase date.

The Notes are senior unsecured obligations and rank equal in right of payment with all of the Company's existing and future senior unsecured indebtedness. The Notes are effectively subordinated to any secured indebtedness to the extent of the value of the related collateral and structurally subordinated to indebtedness and other liabilities of the Company's subsidiaries including any secured indebtedness of such subsidiaries.

In connection with the sale of the Notes, the Company entered into a registration rights agreement, dated as of June 22, 2007, with the initial purchasers of the Notes (the "Registration Rights Agreement"). Under the Registration Rights Agreement, the Company has agreed to use reasonable best efforts to file a shelf registration statement regarding the Notes within 180 days after the original issuance of the Notes and cause the shelf registration statement to be effective until the earliest of (i) the date when the holders of transfer restricted Notes and shares of common stock issued upon conversion of the Notes are able to sell all such securities immediately without restriction under Rule 144(k) under the Securities Act of 1933, as amended (the "Securities Act"), (ii) the date when all transfer-restricted Notes and shares of common stock issued upon conversion of the Notes are registered under the registration statement and sold pursuant thereto and (iii) the date when all transfer-restricted Notes and shares of common stock issued upon conversion of the Notes have ceased to be outstanding. Due to the delay in the filing of the Company's Annual Report on Form 10-K for the year ended October 31, 2007, the Company was not able to register the Notes and the shares underlying the Notes until December 11, 2008. Accordingly, the interest rate on the Notes increased by 0.25% per annum on December 20, 2007 and by an additional 0.25% per annum on March 19, 2008 relating to the Company's obligations under the Registration Rights Agreement. Such additional interest ceased to accrue on December 10, 2008, the day prior to the date the registration statement covering the Notes became effective. The Company incurred $1.3 million in interest expense related to the registration default of which $0.7 million remained accrued as of October 31, 2008.

In connection with the offering of the Notes, the Company entered into note hedge transactions with affiliates of the initial purchasers (the "counterparties"), consisting of Lehman Brothers OTC Derivatives ("Lehman Derivatives") and JPMorgan Chase Bank, National Association, London Branch, whereby the Company has the option to purchase up to 7.2 million shares of its common stock at a price of approximately $44.02 per share. The note hedge transactions expire the earlier of the last day on which any Notes remain outstanding and June 14, 2012. The cost to the Company of the note hedge transactions was approximately $80.2 million. The note hedge transactions are intended to mitigate the potential dilution upon conversion of the Notes in the event that the volume weighted average price of the Company's common stock on each trading day of the relevant conversion period or other relevant valuation period is greater than the applicable strike price of the convertible note hedge transactions, which initially corresponds to the conversion price of the Notes and is subject, with certain exceptions, to the adjustments applicable to the conversion price of the Notes. The note hedge transaction with Lehman Derivatives, which benefited from a guarantee by Lehman Brothers, covers 50% of the shares of the Company's common stock potentially issuable upon conversion of the Notes. The filing by Lehman Brothers of a voluntary Chapter 11 bankruptcy petition in September 2008 constituted an "event of default" under the note hedge transaction with Lehman Derivatives, giving the Company the immediate right to terminate the transaction and entitling the Company to claim reimbursement for the loss incurred in terminating and closing out the transaction. On September 21, 2008, the Company delivered a notice of termination to Lehman Derivatives and claimed reimbursement for the loss incurred in termination and close-out of the transaction.

In addition, the Company sold warrants to the counterparties whereby they have the option to purchase up to approximately 7.2 million shares of VeriFone common stock at a price of $62.356 per share. The Company received approximately $31.2 million in cash proceeds from the sale of these warrants. The warrants expire progressively from December 19, 2013 to February 3, 2014. If the volume weighted average price of the Company's common stock on each trading day of the measurement period at maturity of the warrants exceeds the applicable strike price of the warrants, there would be dilution to the extent that such volume weighted average price of the Company's common stock exceeds the applicable strike price of the warrants.

The cost incurred in connection with the note hedge transactions, net of the related tax benefit and the proceeds from the sale of the warrants, is included as a net reduction in additional paid-in capital in the accompanying Consolidated Balance Sheets as of October 31, 2008 and 2007, in accordance with the guidance in EITF 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock.*

In accordance with SFAS No. 128, *Earnings per Share*, the Notes will have no impact on diluted earnings per share, or EPS, until the price of the Company's common stock exceeds the conversion price of $44.02 per share because the principal amount of the Notes will be settled in cash upon conversion. Prior to conversion the Company will include the effect of the additional shares that may be issued if its common stock price exceeds $44.02 per share, using the treasury stock method. If the price of the Company's common stock exceeds $62.356 per share, it will also include the effect of the additional potential shares that may be issued related to the warrants, using the treasury stock method. Prior to conversion, the note hedge transactions are not considered for purposes of the EPS calculation as their effect would be anti-dilutive.

Principal Payments

Principal payments due for financings, including capital leases, over the next five years and thereafter are as follows (in thousands):

Fiscal Years ending October 31:	
2009	$ 5,062
2010	5,748
2011	5,069
2012	321,250
2013	211,250
	$548,379

Note 7. Income Taxes

Income (loss) before income taxes consisted of the following (in thousands):

	Years Ended October 31,		
	2008	2007	2006
US	$ (58,389)	$(15,390)	$74,267
Foreign	(293,049)	6,092	17,403
	$(351,438)	$ (9,298)	$91,670

The provision for income taxes consisted of the following (in thousands):

	Years Ended October 31,		
	2008	2007	2006
Current:			
Federal	$(2,253)	$ 8,964	$28,618
State	(293)	1,843	5,257
Foreign	19,814	12,250	4,179
	$17,268	$23,057	$38,054
Deferred:			
Federal	$55,736	$ 2,127	$(4,744)
State	5,564	735	(476)
Foreign	(4,684)	(1,201)	(675)
	56,616	1,661	(5,895)
	$73,884	$24,718	$32,159

A reconciliation of taxes computed at the federal statutory income tax rate to the provision for income taxes is as follows (in thousands):

	Years Ended October 31,		
	2008	2007	2006
Provision (benefit) computed at the federal statutory rate	$(123,003)	$(3,254)	$32,084
State income tax	5,271	1,651	3,108
Foreign income tax rate differential	(33,148)	1,445	(1,488)
Goodwill and intangibles impairment	91,862	—	—
Valuation allowance	133,252	23,571	(2,304)
Stock compensation	740	1,302	568
Research credit	—	(763)	(190)
Other	(1,090)	766	381
	$ 73,884	$24,718	$32,159

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities were as follows (in thousands):

	Years Ended October 31,	
	2008	2007
Deferred tax assets:		
Inventories	$ 7,482	$ 7,516
Net operating loss carryforwards	22,033	27,151
Accrued expenses and reserves	19,308	13,719
Deferred revenue	16,106	12,815
Depreciation	2,959	5,908
Basis differences in deductible goodwill and intangibles	103,982	33,900
Stock option compensation	11,743	7,635
Amortizable debt costs	27,839	30,728
Foreign taxes on basis differences	62,599	63,247
Foreign tax credit carryforwards	22,921	7,163
Total deferred tax assets	296,972	209,782
Valuation allowance	(277,316)	(119,536)
Deferred tax liabilities:		
Basis differences on acquired intangibles	(13,034)	(28,841)
Basis differences on acquired inventory	(394)	(788)
Unrealized foreign currency gains	(243)	(5,852)
Basis differences in investments in foreign subsidiaries	(60,660)	(53,645)
Other	(5,317)	(2,766)
Total deferred tax liabilities	(79,648)	(91,892)
Net deferred tax assets (liabilities)	$ (59,992)	$ (1,646)

As of October 31, 2008, the Company has recorded a net deferred tax liability of $60.0 million. The realization of the deferred tax assets is primarily dependent on the Company generating sufficient U.S. and foreign taxable income in future fiscal years. Management has determined that it is not more likely than not the deferred tax assets in the U.S. and certain foreign jurisdictions will be realized and as such the Company has recorded a full valuation allowance against these assets as of October 31, 2008. At October 31, 2008 and 2007, the Company has recorded a valuation allowance for deferred tax assets of $277.3 million and $119.5 million, respectively. The Company's deferred tax asset valuation allowance increased by $157.8 million for the fiscal year ended October 31, 2008, increased by $94.3 million for the fiscal year ended October 31, 2007, and increased by $4.6 million for the fiscal year ended October 31, 2006. The increase of $157.8 million during fiscal year 2008 is primarily attributable to the recording of a full valuation allowance against all U.S. deferred tax assets as of October 31, 2008. Approximately $76.9 million of deferred tax assets subject to the valuation allowance are attributable to acquisition-related items that, when realized, will reduce goodwill. During the fiscal years ended October 31, 2008 and 2007, goodwill was reduced by approximately $0.5 million and $1.0 million, respectively, as a result of a reduction in the valuation allowance for acquisition-related deferred tax assets that were realized.

The net operating loss carryforwards ("NOLs") of $150.0 million are primarily related to tax losses in Ireland of $134.0 million, France of $9.3 million, the United Kingdom of $3.1 million and various other non-U.S. countries of $3.6 million. Approximately $148.1 million of foreign NOLs may be carried forward indefinitely. The remaining balance of approximately $1.9 million of foreign NOLs is subject to limited carry forward terms of 5 to 15 years. NOLs of $0.4 million, and $0.6 million will expire in fiscal 2009 and 2010, respectively, if not utilized.

As of October 31, 2008, the Company has recorded U.S. foreign tax credit carryforwards of $22.9 million, which will expire beginning in 2018, if not utilized.

The Company reduced tax liabilities by $1.0 million and $0.9 million for the fiscal years ended October 31, 2008 and 2007, respectively, due to the resolution of certain pre-acquisition tax contingencies. The reduction in tax liabilities resulted in a reduction of goodwill by $1.0 million and $0.9 million for the fiscal years ended October 31, 2008 and 2007, respectively, for tax liabilities recorded for the period prior to the Company's 2002 acquisition.

The Company recognizes deferred tax liabilities associated with outside basis differences on investment in foreign subsidiaries unless the difference is considered essentially permanent in duration. As of October 31, 2008, the Company has recorded a deferred tax liability of $53.9 million associated with $206.0 million of taxable outside basis differences which are not considered permanently reinvested. The Company has not recorded deferred taxes on approximately $37.6 million of taxable outside basis differences as they are considered permanently reinvested. As of October 31, 2008, the determination of the unrecorded deferred tax liability related to these earnings is not practicable. If circumstances change and it becomes apparent that some or all of the undistributed earnings will not be invested indefinitely, or will be remitted in the foreseeable future, an additional deferred tax liability will be recorded for some or all of the outside basis difference.

The Company has been granted pioneer status for its operations in Singapore commencing November 1, 2005. The tax rate for enterprises granted pioneer status in Singapore is 0%. The benefits of the pioneer status will expire on November 1, 2011. The tax benefit of the tax holiday for the year ended October 31, 2008 was $1.2 million which increased earnings per share by one cent.

The Company's subsidiary in Israel and a subsidiary in Brazil are currently under audit by the Israeli and Brazilian taxing authorities for the fiscal years 2004 to 2006 and calendar years 2003 to 2008, respectively. Although the Company believes it has provided income taxes for the years subject to audit, the Israeli and Brazilian taxing authorities may adopt different interpretations. The Company has not yet received any final determinations with respect to these audits.

The Company is currently subject to an audit by the Internal Revenue Service, or IRS, for its fiscal years ended October 31, 2003 and 2004. Although the Company believes it has provided income taxes for the years subject to audit, the IRS may adopt different interpretations. The Company has not yet received any final determinations with respect to this audit although certain adjustments have been agreed with the IRS. The tax liability associated with the agreed adjustments has been accrued in the financial statements.

Effective November 1, 2007, the Company adopted the provisions of FIN 48. FIN 48 establishes a single model to address accounting for uncertain tax positions by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. In addition, FIN 48 provides guidance on derecognition, measurement classification, interest and penalties, accounting in interim periods, disclosure, and transition.

As a result of the implementation of FIN 48, the Company recognized a $3.3 million increase in its existing liabilities for uncertain tax positions which has been recorded as a decrease of $1.4 million to the opening balance of retained earnings, an increase of $0.5 million to non-current deferred tax assets and an increase of $1.4 million to goodwill.

The Company has historically classified unrecognized tax benefits in current taxes payable. As a result of adoption of FIN 48, the Company reclassified $17.7 million of unrecognized tax benefits from short-term to long-term income taxes payable. Long-term income taxes payable include uncertain tax positions, reduced by the associated federal deduction for state taxes and non-U.S. tax credits. The Company's policy to include interest and penalties related to unrecognized tax benefits within the provision for taxes on the consolidated condensed statements of operations did not change as a result of implementing the provisions of FIN 48.

The aggregate changes in the balance of gross unrecognized tax benefits were as follows (in thousands):

Beginning balance as of November 1, 2007 (date of adoption)	$19,200
Settlements and effective settlements with tax authorities and related remeasurements	—
Lapse of statute of limitations	(1,300)
Increases in balances related to tax positions taken during prior periods	1,500
Decreases in balances related to tax positions taken during prior periods	(800)
Increases in balances related to tax positions taken during current period	9,600
Balance as of October 31, 2008	$28,200

If the remaining balance of $28.2 million of gross unrecognized tax benefits at October 31, 2008 were realized in a future period, it would result in a tax benefit of $19.2 million and a reduction of the effective tax rate. Approximately $9.0 million of gross unrecognized tax benefits are related to pre-acquisition period income tax exposures and would result in an adjustment to goodwill.

The Company recognizes potential accrued interest related to unrecognized tax benefits as tax expense. As of the adoption date of FIN 48, the Company had accrued approximately $3.7 million for the payment of interest and penalties (net of tax benefit) relating to unrecognized tax benefits. As of October 31, 2008, the Company had accrued interest and penalties related to unrecognized tax benefits of $6.4 million (net of tax benefit). During fiscal year 2008, interest and penalties related to unrecognized tax benefits increased by $2.7 million, and was recognized in the provision for income taxes.

The Company does not anticipate that the total unrecognized tax benefits will significantly change due to the settlement of audits and the expiration of statute of limitations in the next 12 months.

Note 8. Stockholders' Equity

Common and Preferred Stock

On October 8, 2008, the Company's stockholders approved an amendment to the Certificate of Incorporation increasing the authorized shares of Common Stock from 100,000,000 to 200,000,000 shares, par value $0.01 per share. In addition, the Company has 10,000,000 authorized shares of Preferred Stock, par value $0.01. The holder of each share of Common Stock has the right to one vote. The Board of Directors has the authority to issue the undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. At October 31, 2008 and October 31, 2007, there were no shares of Preferred Stock outstanding and there were 84,442,833 and 84,060,120 shares of Common Stock outstanding, respectively.

Stock Option Plans

As of October 31, 2008, the Company had a total of 8,706,712 stock options outstanding with a weighted average exercise price of $26.20 per share. The number of shares that remained available for future grants under the 2006 Equity Incentive Plan was 5,944,862 as of October 31, 2008.

New Founders' Stock Option Plan

On April 30, 2003, the Company adopted the New Founders' Stock Option Plan (the "New Founders' Plan") for executives and employees of the Company. A total of 1,500,000 shares of the Company's Common Stock were reserved for issuance under the New Founders' Plan. The Company is no longer granting options under the New Founders' Plan and retired 156,670 shares available for future grant under the New Founders' Plan on

March 22, 2006 and will retire any options cancelled thereafter. Option awards under the New Founders' Plan were generally granted with an exercise price equal to the market price of the Company's stock on the date of grant. Those option awards generally vest in equal annual amounts over a period of five years from the date of grant and have a maximum term of 10 years.

Outside Directors' Stock Option Plan

In January 2005, the Company adopted the Outside Directors' Stock Option Plan (the "Directors' Plan") for members of the Board of Directors of the Company who are not employees of the Company or representatives of major stockholders of the Company. A total of 225,000 shares of the Company's Common Stock have been reserved for issuance under the Directors' Plan. The Company will no longer grant options under the Directors' Plan and retired 135,000 shares available for future grant under the Directors' Plan on March 22, 2006 and will retire any options cancelled thereafter. Option grants for members of the Board of Directors of the Company who are not employees of the Company or representatives of major stockholders of the Company will be covered under the 2006 Equity Incentive Option Plan. Stock options granted generally vest over a period of four years from the date of grant and have a maximum term of seven years.

2005 Equity Incentive Option Plan

On April 29, 2005, the Company adopted the 2005 Equity Incentive Option Plan (the "EIP Plan") for executives and employees of the Company, and other individuals who perform services to the Company. A total of 3,100,000 shares of the Company's Common Stock have been reserved for issuance under the EIP Plan. The Company will no longer grant options under the EIP Plan and retired 890,300 shares available for future grant under the EIP Plan on March 22, 2006 and will retire any options cancelled thereafter. Option awards were generally granted with an exercise price equal to the market price of the Company's stock at the day of grant. Those options generally vest over a period of four years from the date of grant and have a maximum term of seven years.

2006 Equity Incentive Plan

On March 22, 2006, the Company's stockholders approved the 2006 Equity Incentive Plan (the "2006 Plan") for officers, directors, employees, and consultants of the Company. Upon approval of the 2006 Plan a total of 9,000,000 shares of the Company's Common Stock were reserved for issuance. On October 8, 2008, the stockholders approved an amendment to the 2006 Plan increasing the shares reserved for issuance to 13,200,000. Awards are granted with an exercise price equal to the market price of the Company's Common Stock at the date of grant except for restricted stock units ("RSUs"). The awards generally vest over a period of four years from the date of grant and have a maximum term of seven years. Any shares granted as stock options and stock appreciation rights shall be counted as one share for every share granted. Any awards granted other than stock options or stock appreciation rights are counted, for the purpose of the number of shares issuable under the 2006 Plan, as 1.75 shares for every share granted.

In January 2007, the Company made an award of up to 900,000 RSUs to the Company's CEO. These RSUs may vest in three tranches of up to 300,000 RSUs each over a four-year period based upon annual growth in the Company's net income, as adjusted, per share and its share price. Two-thirds of the RSUs are "performance units" that will vest based on achievement of net income, as adjusted, targets, and one-third of the RSUs are "market units" that will vest based on achievement of net income, as adjusted, targets and specified targets for the share price of the Company's stock. Each year's RSUs will not vest until the end of the fiscal year following the year for which the specified target is met.

As of October 31, 2008, the Company had not recognized any compensation expense related to these RSUs as the fiscal year 2008 and 2007 financial targets were not achieved. Both the 200,000 performance units and the 100,000 market units related to each of fiscal years 2008 and 2007 were cancelled on October 31, 2008 and 2007, respectively.

The measurement of the fiscal 2009 tranche occurs in January 2009, the measurement date for that tranche. Up to 200,000 performance units will vest if the fiscal year 2009 performance targets are achieved. Up to 100,000 market units will vest if the fiscal 2009 performance targets are achieved and the volume-weighted average price of the Company's stock exceeds $62.20 per share during the 10-day trading period beginning with the second full trading day following the Company's announcement of the financial results for the fiscal year ending October 31, 2009. Because these shares are contingently issuable, they are excluded from the earnings per share calculation.

Lipman Plans

On November 1, 2006, the Company completed its acquisition of Lipman. As part of the acquisition consideration, the Company issued 13,462,474 shares of its common stock and assumed all of Lipman's outstanding options. The Company no longer grants options under the Lipman Plans.

All Plans

The total proceeds received from employees as a result of employee stock option exercises under all plans for each of the fiscal years ended October 31, 2008, 2007, and 2006 was $2.4 million, $38.3 million, and $3.1 million, respectively. In connection with these exercises, the tax benefits realized by the Company for each of the fiscal years 2008, 2007, and 2006 were $0.5 million, $11.5 million, and $3.4 million, respectively.

The Company estimates the grant-date fair value of stock options using a Black-Scholes valuation model, consistent with the provisions of SFAS No. 123(R) and SAB No. 107, *Share-Based Payment*, using the weighted-average assumptions noted in the following table. Expected volatility of the stock is based on a blend of the Company's peer group in the industry in which it does business and the Company's historical volatility for its own stock. The expected term represents the period of time that options granted are expected to be outstanding. The expected term of options granted is derived from the historical actual term of option grants and an estimate of future exercises during the remaining contractual period of the option. The average risk-free rate is based on the US Treasury zero-coupon issues with a remaining term equal to the expected term of the options used in the Black-Scholes valuation model. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company under SFAS No. 123(R). The fair value of each RSU is equal to the market value of the Company's common stock on the date of grant. The Company estimates forfeitures of options and RSUs based on historical experience and records compensation expense only for those awards that are expected to vest.

The Company's assumptions subsequent to adoption of SFAS No. 123(R) are as follows:

	Years Ended October 31,		
	2008	2007	2006
Expected term of the options	3 years	2 years	3 years
Risk-free interest rate	2.5%	4.8%	5.0%
Expected stock price volatility	52.2%	40.0%	42.0%
Expected dividend rate	0.0%	0.0%	0.0%

The following table presents the stock-based compensation expense recognized in accordance with SFAS No. 123(R) during the fiscal years ended October 31, 2008, 2007, and 2006 (in thousands):

	Years Ended October 31,		
	2008	2007	2006
Cost of net revenues	$ 1,521	$ 2,998	$ 709
Research and development	4,910	5,937	1,194
Sales and marketing	6,157	8,942	2,057
General and administrative	5,328	11,015	2,040
Total stock-based compensation	$17,916	$28,892	$6,000

As of October 31, 2008, total unrecognized compensation cost adjusted for estimated forfeitures related to unvested stock options and RSUs was $38.3 million and $2.6 million, respectively, which is expected to be recognized over the remaining weighted-average vesting periods of 2.7 years for stock options and 2.1 years for RSUs. In the fiscal year ended October 31, 2007, stock-based compensation expense included $1.0 million related to the excess over fair value of the vested Lipman options assumed.

Stock Option Activity

The following table provides a summary of stock options activity under all of the equity incentive plans described above for the year ended October 31, 2008:

	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (Thousands)
Outstanding at October 31, 2007	8,331,637	$27.10		
Granted	1,824,000	$19.76		
Exercised	(325,064)	$ 7.37		
Cancelled	(893,861)	$28.32		
Expired	(230,000)	$26.25		
Outstanding at October 31, 2008	8,706,712	$26.20	5.2	$2,557
Vested or expected to vest at October 31, 2008	8,063,622	$26.20	5.1	$2,537
Exercisable at October 31, 2008	3,622,427	$25.57	4.4	$1,916

The weighted-average grant date fair value per share of options granted during each of the fiscal years 2008, 2007, and 2006 was $7.29, $9.59, and $9.82, respectively. The total intrinsic value of options exercised during each of the fiscal years 2008, 2007, and 2006 was $5.3 million, $53.9 million and $11.1 million, respectively.

The following table summarizes RSU activity for the year ended October 31, 2008:

	Shares	Weighted Average Purchase Price	Aggregate Intrinsic Value (Thousands)
Outstanding at October 31, 2007	749,750	$—	
Granted	7,500	$—	
Vested	(45,187)	$—	
Forfeited	(326,875)	$—	
Outstanding at October 31, 2008	385,188	$—	$968
Expected to vest at October 31, 2008	311,098	$—	$724

The weighted-average grant date fair value per share of RSUs granted during each of the fiscal years 2008, 2007 and 2006, excluding the CEO's performance and market RSUs was $19.81, $36.85 and $28.22, respectively. The total fair value of RSUs that vested in fiscal years 2008 and 2007 was $1.9 million and $1.7 million, respectively. There were no RSUs which vested in fiscal year 2006.

Note 9. Employee Benefit Plans

401(k) and Pension Plans

The Company maintains a defined contribution 401(k) plan for its US employees that allows eligible employees to contribute up to 60% of their pretax salary up to the maximum allowed under Internal Revenue Service regulations. Discretionary employer matching contributions of $2.2 million, $2.0 million, and $1.9 million were made to the plan during the fiscal years ended October 31, 2008, 2007 and 2006, respectively.

The Company has a defined benefit plan for its employees in Taiwan who were hired prior to July 1, 2005, as required by local laws. All employees hired in Taiwan after July 1, 2005 are on a defined contribution plan. The unfunded portion of the pension plan's obligations amounts to $1.7 million as of October 31, 2008 and is included in other long-term liabilities in the Consolidated Balance Sheets. The Company's fiscal year end, October 31, is the measurement date for the plan. Net pension costs were approximately $0.3 million, $0.2 million and $0.2 million for the fiscal years ended October 31, 2008, 2007 and 2006, respectively.

Israeli Severance Pay

The Company's liability for severance pay to its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employee multiplied by the number of years of employment of such employee as of the applicable balance sheet date. Employees are entitled to one month's salary for each year of employment, or a pro-rata portion thereof. The Company funds the liability by monthly deposits in insurance policies and severance pay funds. Severance pay expense totaled approximately $1.7 million, $1.4 million and zero for the fiscal years ended October 31, 2008, 2007 and 2006, respectively.

Note 10. Restructuring Charges

The following table summarizes restructuring expenses for the year ended October 31, 2008 (in thousands):

	2008
Cost of net revenues	$ 587
Research and development	1,829
Sales and marketing	3,048
General and administrative	2,805
	$8,269

Fiscal Year 2008 Restructuring Plans

In 2008, management approved and committed plans to reduce the Company's cost structure. The restructuring plan applied to employees and facilities worldwide. In accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* and SFAS No. 112, *Employers' Accounting for Postemployment Benefits*, the Company expensed $0.8 million for facilities and $6.7 million for employees for a total of $7.5 million in the year ended October 31, 2008, of which $1.4 million is in the North America segment and the balance in the International segment. As of October 31, 2008, $0.6 million has been paid in the North America segment and $5.1 million in the International segment, respectively.

Fiscal Year 2007 Restructuring Plan

For the fiscal year ended October 31, 2007, the Company implemented a restructuring plan that included reductions in workforce of employees in the United States, China, Hong Kong, Mexico, and the Philippines with an expected cost of $0.8 million. For the fiscal year ended October 31, 2007, the Company accrued and paid $0.8 million mainly representing employee costs in the North America segment.

Acquisition-Related Restructuring Plans

Lipman Restructuring Plan

In the first quarter of fiscal year 2007, the Company completed the acquisition of Lipman and formulated a restructuring plan. The Company accrued into the purchase price allocation restructuring costs related to reduction in workforce and future facilities lease obligations. For the fiscal year ended October 31, 2007, the Company accrued and paid restructuring costs of $6.1 million and $5.3 million, respectively, for the International segment. For the fiscal year ended October 31, 2007, the Company accrued and paid restructuring costs of $0.5 million for the North America segment. As of October 31, 2007, the Company had a remaining liability of $0.8 million, entirely for the International segment. For the fiscal year ended October 31, 2008, the Company paid $0.2 million. As of October 31, 2008, the remaining liability of $0.6 million relates to employee costs expected to be paid in fiscal 2009.

PayWare Restructuring Plan

In the fourth quarter of fiscal year 2006, the Company completed the acquisition of PayWare, the payment system business of Trintech Group PLC. The Company developed a restructuring plan and accrued $2.9 million restructuring costs for the International segment related to a workforce reduction and future facilities lease obligations which were included in the purchase price allocation of PayWare. The Company paid $0.4 million in restructuring costs in the fiscal year ended October 31, 2006. During the fiscal year ended October 31, 2007, the Company accrued and paid $1.2 million and $2.8 million in restructuring costs, respectively. As of October 31, 2007, the Company had a liability of $0.9 million which related mainly to facilities costs. During the fiscal year ended October 31, 2008, the Company paid $0.6 million and expensed $0.8 million for facilities, resulting in a remaining liability of $1.0 million as of October 31, 2008.

Note 11. Net Income (Loss) per Share of Common Stock

Basic net income (loss) per share of common stock is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding for the period, less the weighted average number of shares of common stock subject to repurchase. Diluted net income (loss) per share of common stock is computed using the weighted average number of shares of common stock outstanding plus the effect of common stock equivalents, unless the common stock equivalents are anti-dilutive. The potential dilutive shares of the Company's common stock resulting from the assumed exercise of outstanding stock options and equivalents and the assumed exercise of the warrants relating to the convertible senior notes and the dilutive effect of the senior convertible notes are determined using the treasury stock method.

The following details the computation of income (loss) per share of common stock (in thousands, except per share data):

	Years Ended October 31,		
	2008	2007	2006
Basic and diluted net income (loss) per share:			
Numerator:			
Net income (loss)	$(425,322)	$(34,016)	$59,511
Denominator:			
Weighted average shares of common stock outstanding	84,220	82,862	67,887
Less: weighted average number of shares subject to repurchase	—	(668)	(1,670)
Weighted average shares used in computing basic net income (loss) per share	84,220	82,194	66,217
Add dilutive securities:			
Weighted average shares subject to repurchase	—	—	1,670
Stock options and restricted stock units	—	—	1,007
Weighted average number of shares used in computing diluted net income (loss) per share	84,220	82,194	68,894
Net income (loss) per share:			
Basic	$ (5.05)	$ (0.41)	$ 0.90
Diluted	$ (5.05)	$ (0.41)	$ 0.86

As of October 31, 2008, 2007, and 2006, options and restricted stock units to purchase 9.1 million, 9.1 million and 2.7 million shares of common stock, respectively, were excluded from the calculation of weighted average shares for diluted net income (loss) per share as they were anti-dilutive.

The senior convertible notes are considered to be Instrument C securities as defined by EITF 90-19, *Convertible Bonds with Issuer Option to Settle for Cash upon Conversion*; therefore, only the conversion spread relating to the senior convertible notes is included in the Company's diluted earnings per share calculation, if dilutive. The potential dilutive shares of the Company's common stock resulting from the assumed settlement of the conversion spread of the senior convertible notes are determined under the method set forth in EITF 90-19. Under such method, the settlement of the conversion spread of the senior convertible notes has a dilutive effect when the average share price of the Company's common stock during the period exceeds $44.02. The average share price of the Company's common stock during the fiscal years ended October 31, 2008 and 2007 did not exceed $44.02.

Warrants to purchase 7.2 million shares of the Company's common stock were outstanding at October 31, 2008 and 2007, but were not included in the computation of diluted earnings per share because the warrants' exercise price was greater than the average market price of the Company's common stock during the fiscal years ended October 31, 2008 and 2007; therefore, their effect was anti-dilutive.

Note 12. Commitments and Contingencies

Commitments

The Company leases certain facilities under non-cancellable operating leases that contain free rent periods and/or rent escalation clauses. Rent expense under these leases has been recorded on a straight-line basis over the lease term. The difference between amounts paid and rent expense is recorded as accrued rent and the short-term and long-term portions are included in other current liabilities and other long-term liabilities, respectively, in the Consolidated Balance Sheeet. Additionally, the Company subleases certain real property to third parties. Future minimum lease payments and sublease rental income under these leases as of October 31, 2008, were as follows (in thousands):

	Minimum Lease Payments	Sublease Rental Income	Net Minimum Lease Payments
Year ended October 31, 2009	$13,051	$85	$12,966
2010	11,344	5	11,339
2011	9,327	—	9,327
2012	7,824	—	7,824
2013	6,184	—	6,184
Thereafter	7,610	—	7,610
	$55,340	$90	$55,250

Certain leases require the Company to pay property taxes, insurance, and routine maintenance and include rent escalation clauses and options to extend the term of certain leases. Rent expense was approximately $16.1 million, $14.9 million and $9.2 million for the fiscal years ended October 31, 2008, 2007, and 2006, respectively.

Manufacturing Agreements

The Company works on a purchase order basis with third-party contract manufacturers and component suppliers with facilities in China, Singapore, Israel, and Brazil to supply a majority of the Company's inventories. The total amount of purchase commitments as of October 31, 2008 and 2007 was approximately $48.5 million and $47.4 million, respectively, and are generally paid within one year. Of this amount, $3.8 million and $4.4 million has been recorded in accrued expenses in the accompanying Consolidated Balance Sheets as of October 31, 2008 and 2007, respectively, because the commitment is not expected to have future value to the Company.

Employee Health and Dental Costs

The Company is primarily self-insured for employee health and dental costs, but has stop-loss insurance coverage to limit per-incident liability. The Company believes that adequate accruals are maintained to cover the retained liability. The accrual for self-insurance is determined based on claims filed and an estimate of claims incurred but not yet reported.

Litigation

Brazilian State Tax Assessment

One of the Company's Brazilian subsidiaries has been notified of a tax assessment regarding Brazilian state value added tax ("VAT"), for the periods from January 2000 to December 2001 that relates to products supplied to the Company by a contract manufacturer. The assessment relates to an asserted deficiency of 4.7 million Brazilian reais (approximately $2.3 million) excluding interest. The tax assessment was based on a clerical error in which the Company's Brazilian subsidiary omitted the required tax exemption number on its invoices. Management does not expect that the Company will ultimately incur a material liability in respect of this assessment, because they believe, based in part on advice of the Company's Brazilian tax counsel, that the Company is likely to prevail in the proceedings relating to this assessment. On May 25, 2005, the Company had an administrative hearing with respect to this audit. The Company's management expects to receive the decision of the administrative body sometime in 2009. In the event the Company receives an adverse ruling from the administrative body, the Company will decide whether or not to appeal and would reexamine the determination as to whether an accrual is necessary. It is currently uncertain what impact this state tax examination may have with respect to the Company's use of a corresponding exemption to reduce the Brazilian federal VAT.

Importation of Goods Assessments

Two of the Company's Brazilian subsidiaries that were acquired as a part of the Lipman acquisition have been notified of assessments regarding Brazilian customs penalties that relate to alleged infractions in the importation of goods. The assessments were issued by the Federal Revenue Department in the City of Vitória, the City of São Paulo, and the City of Itajai. The assessments relate to asserted deficiencies totaling 26.9 million Brazilian reais (approximately $12.8 million) excluding interest. The tax authorities allege that the structure used for the importation of goods was simulated with the objective of evading taxes levied on the importation by under-invoicing the imported goods; the tax authorities allege that the simulation was created through a fraudulent interposition of parties, where the real sellers and buyers of the imported goods were hidden.

In the Vitória tax assessment, the fines were reduced from 4.7 million Brazilian reais (approximately $2.2 million) to 1.5 million Brazilian reais (approximately $0.7 million) on a first level administrative decision on January 26, 2007. The proceeding has been remitted to the Taxpayers Council to adjudicate the appeal of the first level administrative decision filed by the tax authorities. The Company also appealed the first level administrative decision on February 26, 2007. In this appeal, the Company argued that the tax authorities did not have enough evidence to determine that the import transactions were indeed fraudulent and that, even if there were some irregularities in such importations, they could not be deemed to be the Company's responsibility since all the transactions were performed by the third-party importer of the goods. On February 27, 2008, the Taxpayers Council rendered its decision to investigate the first level administrative decision for further analysis of the matter. The Company expects to receive the decision of the Taxpayers Council sometime in 2009. In the event the Company receives an adverse ruling from the Taxpayers Council, the Company will decide whether or not to appeal to the judicial level. Based on the Company's current understanding of the underlying facts, the Company believes that it is probable that its Brazilian subsidiary will be required to pay some amount of fines. At October 31, 2008, the Company has accrued 4.7 million Brazilian reais (approximately $2.2 million), excluding interest, which it believes is the probable payment.

On July 12, 2007, the Company was notified of a first administrative level decision rendered in the São Paulo tax assessment, which maintained the total fine of 20.2 million Brazilian reais (approximately $9.7 million) imposed. On August 10, 2007, the Company appealed the first administrative level decision to the Taxpayers Council. A hearing was held on August 12, 2008 before the Taxpayers Council, and on October 14, 2008, the Taxpayers Council granted the Company's appeal and dismissed the Sao Paulo assessment. However, the Taxpayers Council has not issued its written opinion concerning the legal basis for such dismissal, and the Brazilian tax authorities have informed the Company that it will file a revised assessment in this matter. Based on the Company's current understanding of the underlying facts, the Company believes that it is probable that its Brazilian subsidiary will be required to pay some amount of fines. Accordingly, at October 31, 2008, the Company has accrued 20.2 million Brazilian reais (approximately $9.7 million), excluding interest.

On May 22, 2008, the Company was notified of a first administrative level decision rendered in the Itajai assessment, which maintained the total fine of 2.0 million Brazilian reais (approximately $0.9 million) imposed, excluding interest. On May 27, 2008, the Company appealed the first level administrative level decision to the Taxpayers Council. Based on the Company's current understanding of the underlying facts, the Company believes that it is probable that its Brazilian subsidiary will be required to pay some amount of fines. Accordingly, at

October 31, 2008, the Company has accrued 2.0 million Brazilian reais (approximately $0.9 million), excluding interest.

Patent Infringement and Commercial Lawsuits

SPA Syspatronic AG v. VeriFone Holdings, Inc., VeriFone, Inc., et al.

On September 18, 2007, SPA Syspatronic AG ("SPA") commenced this action in the United States District Court for the Eastern District of Texas, Marshall Division, against the Company and others, alleging infringement of U.S. Patent No. 5,093,862 purportedly owned by SPA. The plaintiff is seeking a judgment of infringement, an injunction against further infringement, damages, interest and attorneys' fees. The Company filed an answer and counterclaims on November 8, 2007, and intends to vigorously defend this litigation. On January 28, 2008, the Company requested that the U.S. Patent and Trademark Office (the "PTO") perform a re-examination of the patent. The PTO granted the request on April 4, 2008. The Company then filed a motion to stay the proceedings with the Court and on April 25, 2008, the Court agreed to stay the proceedings pending the re-examination. On December 19, 2008, the PTO rejected all claims of the subject patent on the same basis as was identified in the Company's request for re-examination. The case is still in the preliminary stages, and it is not possible to quantify the extent of the Company's potential liability, if any. An unfavorable outcome could have a material adverse effect on the Company's business, financial condition, results of operations, and cash flow.

Cardsoft, Inc. et al v. VeriFone Holdings, Inc., VeriFone, Inc., et al.

On March 6, 2008, Cardsoft, Inc. and Cardsoft (Assignment for the Benefit of Creditors), LLC ("Cardsoft") commenced this action in the United States District Court for the Eastern District of Texas, Marshall Division, against the Company and others, alleging infringement of U.S. Patents No. 6,934,945 and No. 7,302,683 purportedly owned by Cardsoft. The plaintiff is seeking a judgment of infringement, an injunction against further infringement, damages, interest and attorneys' fees. The Company intends to vigorously defend this litigation. The case is still in the preliminary stages, and it is not possible to quantify the extent of the Company's potential liability, if any. An unfavorable outcome could have a material adverse effect on the Company's business, financial condition, results of operations, and cash flow.

Communication Transaction Solutions, Inc. v. VeriFone Holdings, Inc., VeriFone, Inc., et al.

The Company is a defendant in this action initiated in the California Superior Court in Santa Clara County on August 30, 2006, in which the plaintiff alleges among other things misappropriation of trade secrets in connection with the Company's development of its wireless pay-at-the-table system. These allegations followed the Company's decision in October 2005 to terminate discussions regarding a possible acquisition of the plaintiff's business. The plaintiff is seeking damages, interest and attorneys' fees. The parties argued summary judgment motions on September 4, 2008 and on September 11, 2008, the Court dismissed certain of the plaintiffs' claims. With respect to the remaining claims, the case is scheduled to go to trial in January 2009. The Company has engaged in court-mandated settlement discussions with the plaintiff but no settlement has been reached. Although an unfavorable outcome could have a material adverse effect on the Company, the Company believes the plaintiff's claims are entirely without merit and intends to vigorously defend this litigation and pursue its counterclaims.

Class Action and Derivative Lawsuits

On or after December 4, 2007, several securities class action claims were filed against the Company and certain of the Company's officers, former officers, and a former director. These lawsuits have been consolidated in the U.S. District Court for the Northern District of California as *In re VeriFone Holdings, Inc. Securities Litigation*, C 07-6140 MHP. The original actions were: *Eichenholtz v. VeriFone Holdings, Inc. et al.*, C 07-6140 MHP; *Lien v. VeriFone Holdings, Inc. et al.*, C 07-6195 JSW; *Vaughn et al. v. VeriFone Holdings, Inc. et al.*, C 07-6197 VRW (Plaintiffs voluntarily dismissed this complaint on March 7, 2008); *Feldman et al. v. VeriFone Holdings, Inc. et al.*,

C 07-6218 MMC; *Cerini v. VeriFone Holdings, Inc. et al.*, C 07-6228 SC; *Westend Capital Management LLC v. VeriFone Holdings, Inc. et al.*, C 07-6237 MMC; *Hill v. VeriFone Holdings, Inc. et al.*, C 07-6238 MHP; *Offutt v. VeriFone Holdings, Inc. et al.*, C 07-6241 JSW; *Feitel v. VeriFone Holdings, Inc., et al.*, C 08-0118 CW. On August 22, 2008, the Court appointed plaintiff National Elevator Fund lead plaintiff and its attorneys lead counsel. Plaintiff filed its consolidated amended class action complaint on October 31, 2008, and the Company filed its motion to dismiss on December 31, 2008. The consolidated amended complaint asserts claims under the Securities Exchange Act Sections 10(b), 20(a), and 20A and Securities and Exchange Commission Rule 10b-5 for securities fraud and control person liability against the Company and certain of the Company's current and former officers and directors, based on allegations that the Company and the individual defendants made false or misleading public statements regarding the Company's business and operations during the putative class periods and seeks unspecified monetary damages and other relief. Discovery has not yet commenced and is not expected to do so until after a ruling on the Company's motion to dismiss. At this time, the Company has not recorded any liabilities as the Company is unable to estimate any potential liability.

Beginning on December 13, 2007, several actions were also filed against certain current and former directors and officers derivatively on the Company's behalf. These derivative lawsuits were filed in: (1) the U.S. District Court for the Northern District of California, as *In re VeriFone Holdings, Inc. Shareholder Derivative Litigation*, Lead Case No. C 07-6347, which consolidates *King v. Bergeron, et al.* (Case No. 07-CV-6347), *Hilborn v. VeriFone Holdings, Inc., et al.* (Case No. 08-CV-1132), *Patel v. Bergeron, et al.* (Case No. 08-CV-1133), and *Lemmond, et al. v. VeriFone Holdings, Inc., et al.* (Case No. 08-CV-1301); and (2) California Superior Court, Santa Clara County, as *In re VeriFone Holdings, Inc. Derivative Litigation*, Lead Case No. 1-07-CV-100980, which consolidates *Catholic Medical Mission Board v. Bergeron, et al.* (Case No. 1-07-CV-100980), and *Carpel v. Bergeron, et al.* (Case No. 1-07-CV-101449). On May 15, 2008, the Court in the federal derivative action appointed Charles R. King as lead plaintiff and his attorneys as lead counsel. On October 31, 2008, plaintiffs in the federal action filed their consolidated amended derivative complaint, which names the Company as a nominal defendant and brings claims for insider selling, breach of fiduciary duty, unjust enrichment, waste of corporate assets and aiding and abetting breach of fiduciary duty against the Company and certain of the Company's current and former officers and directors. On December 15, 2008, the Company and the other defendants filed a motion to dismiss. The parties have agreed by stipulation that briefing on this motion will relate only to the issue of plaintiffs' failure to make a pre-suit demand on the Company's Board of Directors.

On October 31, 2008, the derivative plaintiffs in California Superior Court for the County of Santa Clara filed their consolidated derivative complaint, naming the Company as a nominal defendant and brings claims for insider selling, breach of fiduciary duty, unjust enrichment, waste of corporate assets and aiding and abetting breach of fiduciary duty against certain of the Company's current and former officers and directors and the Company's largest shareholder, GTCR Golder Rauner. On November 10, 2008, the Company filed a motion to stay the state court action pending resolution of the parallel federal actions, and the parties have agreed by stipulation to delay briefing on the motion to stay until after the issue of demand futility is resolved in the federal derivative case.

On January 27, 2008, a class action complaint was filed against the Company in the Central District Court in Tel Aviv, Israel on behalf of purchasers of the Company's stock on the Tel Aviv Stock Exchange. The complaint seeks compensation for damages allegedly incurred by the class of plaintiffs due to the publication of erroneous financial reports. The Company filed a motion to stay the action, in light of the proceedings already filed in the United States, on March 31, 2008. A hearing on the motion was held on May 25, 2008. Further briefing in support of the stay motion, specifically with regard to the threshold issue of applicable law, was submitted on June 24, 2008. On September 11, 2008, the Israeli District Court ruled in the Company's favor, holding that U.S. law would apply in determining the Company's liability. On October 7, 2008, plaintiffs filed a motion for leave to appeal the District Court's ruling to the Israeli Supreme Court. The Company's response to plaintiffs' appeal motion is currently due January 18, 2009. Because the Company's motion to stay will depend upon the Supreme Court's ruling, the District Court has stayed its proceedings until the Supreme Court rules on plaintiffs' motion for leave to appeal. At this time, the Company has not recorded any liabilities as the Company is unable to estimate any potential liability.

The foregoing cases are still in the preliminary stages, and the Company is not able to quantify the extent of its potential liability, if any. An unfavorable outcome in any of these matters could have a material adverse effect on the Company's business, financial condition, results of operations, and cash flows. In addition, defending this litigation is likely to be costly and may divert management's attention from the day-to-day operations of the Company's business.

Regulatory Actions

The Company has responded to inquiries and provided information and documents related to the restatement of its fiscal year 2007 interim financial statements to the Securities and Exchange Commission, the Department of Justice, the New York Stock Exchange and the Chicago Board Options Exchange. The SEC has interviewed several current and former officers and employees. The Company is continuing to cooperate with the SEC in responding to the SEC's requests for information and in scheduling interviews with current and former officers and employees. The Company is unable to predict what consequences, if any, any investigation by any regulatory agency may have on the Company. There is no assurance that other regulatory inquiries will not be commenced by other U.S. federal, state or foreign regulatory agencies.

Other Litigation

The Company is subject to various other legal proceedings related to commercial, customer, and employment matters that have arisen during the ordinary course of business. Although there can be no assurance as to the ultimate disposition of these matters, the Company's management has determined, based upon the information available at the date of these financial statements, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Note 13. Related-Party Transactions

For the years ended October 31, 2008, 2007, and 2006, respectively, the Company recorded sales to affiliates of related parties of $11.2 million, $11.9 million, and $7.8 million, respectively. The majority of sales to affiliates were to Global Payments and amounted to $11.2 million, $11.2 million and $5.4 million, respectively, for the years ended October 31, 2008, 2007 and 2006. Global Payments is considered a related party since Alex W. "Pete" Hart is a director of both Global Payments and VeriFone. These sales are included in System Solutions net revenues in the accompanying Consolidated Statements of Operations. As of October 31, 2008 and 2007, the Company has an outstanding accounts receivable balance of $2.4 million and $3.3 million, respectively, related to sales to affiliates.

Note 14. Segment and Geographic Information

The Company is primarily structured in a geographic manner. The Company's Chief Executive Officer is identified as the Chief Operating Decision Maker ("CODM") as defined by SFAS No. 131, *Disclosures About Segments of an Enterprise and Related Information.* The CODM reviews consolidated financial information on revenues and gross profit percentage for System Solutions and Services. The CODM also reviews operating expenses, certain of which are allocated to the Company's two segments described below.

Segment Information

The Company operates in two business segments: North America and International. The Company defines North America as the United States and Canada, and International as the other countries from which it derives revenues. Total assets and long-lived assets by segment are based on the physical location of the assets.

Net revenues and operating income (loss) of each business segment reflect net revenues generated within the segment, standard cost of System Solutions net revenues, actual cost of Services net revenues, and expenses that directly benefit only that segment. Corporate net revenues and operating income (loss) reflect non-cash acquisition charges, including amortization of purchased core and developed technology assets, step-up of inventory and step-down in deferred revenue, impairment and other Corporate charges, including inventory obsolescence and scrap at corporate distribution centers, rework, specific warranty provisions, non-standard freight, over-and-under absorption of materials management, and supply chain engineering overhead.

In 2008, the Company revised the methodology for business segment gross margin reporting. Distribution center costs and certain warranty and royalty costs, which were previously allocated to the Corporate segment were reallocated based on ship-to locations. The following table sets forth net revenues and operating income (loss), as revised, for the Company's segments (in thousands):

	Years Ended October 31,		
	2008	2007	2006
Net revenues:			
North America	$ 359,136	$ 400,433	$333,673
International	564,459	506,195	248,383
Corporate	(1,664)	(3,736)	(986)
Total net revenues	$ 921,931	$ 902,892	$581,070
Operating income (loss):			
North America	$ 118,516	$ 147,254	$126,980
International	107,283	121,545	63,344
Corporate	(541,624)	(240,319)	(82,015)
Total operating income (loss)	$(315,825)	$ 28,480	$108,309

The Company's goodwill by segment was as follows (in thousands):

	October 31,	
	2008	2007
International	$252,869	$542,186
North America	69,034	69,791
	$321,903	$611,977

The Company's total assets by segment were as follows (in thousands):

	October 31,	
	2008	2007
International	$ 735,991	$1,122,411
North America	343,761	424,898
	$1,079,752	$1,547,309

The Company's depreciation and amortization expense of property, plant and equipment by segment was as follows (in thousands):

	Years Ended October 31,		
	2008	2007	2006
International	$ 6,352	$4,738	$ 900
North America	7,024	3,028	2,605
	$13,376	$7,766	$3,505

Geographic Information

The Company's revenues by geographic area were as follows (in thousands):

	Years Ended October 31,		
	2008	2007	2006
United States	$321,247	$355,222	$315,851
Europe	292,038	281,628	108,889
Latin America	198,443	160,867	104,225
Asia	73,978	63,700	35,269
Canada	36,225	41,475	16,836
	$921,931	$902,892	$581,070

Revenues are allocated to the geographic areas based on the shipping destination of customer orders. Corporate revenues are included in the United States geographic area.

The Company's long-lived assets, which consist primarily of property, plant and equipment, exclusive of intercompany accounts, were as follows (in thousands):

	October 31,	
	2008	2007
North America	$29,182	$26,549
Europe	22,808	20,694
Asia	3,093	2,160
Latin America	2,184	1,417
	$57,267	$50,820

Note 15. Quarterly Financial Information (Unaudited) (Revised)

The following tables set forth selected financial statement data for each quarter for the last two years (in thousands, except per share data):

Quarterly Consolidated Statements of Operations Data:

	Three Months Ended January 31	Three Months Ended April 30	Three Months Ended July 31	Three Months Ended October 31
Fiscal Year Ended October 31, 2008				
Net revenues	$185,521	$233,001	$258,698	$ 244,711
Gross profit	57,364	73,352	88,423	73,892
Operating income (loss)	(21,697)	(4,605)	5,279	(294,802)
Net loss	$(33,498)	$(17,987)	$ (7,199)	$(366,638)
Net loss per share:				
Basic and diluted	$ (0.40)	$ (0.21)	$ (0.09)	$ (4.35)
Weighted average shares outstanding:				
Basic and diluted	84,153	84,194	84,194	84,337

	Three Months Ended January 31	Three Months Ended April 30	Three Months Ended July 31	Three Months Ended October 31
Fiscal Year Ended October 31, 2007				
Net revenues	$216,363	$216,883	$231,701	$237,945
Gross profit	68,623	77,646	85,596	67,367
Operating income (loss)	(602)	7,469	21,765	(152)
Net income (loss)	$ (5,679)	$ (4,818)	$ (42,386)	$ 18,867
Net income (loss) per share:				
Basic	$ (0.07)	$ (0.06)	$ (0.51)	$ 0.23
Diluted	$ (0.07)	$ (0.06)	$ (0.51)	$ 0.22
Weighted average shares outstanding:				
Basic	80,993	81,705	82,407	83,629
Diluted	80,993	81,705	82,407	85,216

Quarterly Consolidated Balance Sheets Data:

	January 31	April 30	July 31
Fiscal Year Ended October 31, 2008			
Cash and cash equivalents	$ 209,310	$ 215,039	$ 182,014
Total assets	1,546,609	1,545,980	1,555,603
Long-term debt and capital leases, including current portion	552,413	551,004	549,747
Total equity	$ 549,885	$ 536,634	$ 537,226

	January 31	April 30	July 31
Fiscal Year Ended October 31, 2007			
Cash and cash equivalents	$ 161,889	$ 175,760	$ 212,946
Total assets	1,341,669	1,373,846	1,474,780
Long-term debt and capital leases, including current portion	500,123	499,452	554,373
Total equity	$ 558,643	$ 573,068	$ 530,594

Consolidated Statements of Cash Flows Data:

	Three Months Ended January 31	Six Months Ended April 30		Nine Months Ended July 31	
	As Reported	As Reported	As Revised(1)	As Reported	As Revised(1)
Fiscal Year Ended October 31, 2008					
Net cash provided by (used in):					
Operating activities	$ 2,021	$ 17,631	$ 13,671	$ 7,648	$ (2,520)
Investing activities	(8,903)	(14,552)	(14,552)	(32,904)	(32,904)
Financing activities	1,079	(1,061)	(1,061)	(2,647)	(2,647)
Effect of foreign exchange rate changes on cash and cash equivalents	112	(1,980)	1,980	(5,084)	5,084
Net increase (decrease) in cash and cash equivalents	(5,691)	38	38	(32,987)	(32,987)
Cash and cash equivalents, beginning of period	215,001	215,001	215,001	215,001	215,001
Cash and cash equivalents, end of period	$209,310	$215,039	$215,039	$182,014	$182,014

(1) The Company has corrected a clerical error in the determination of the effect of foreign currency exchange rates on cash and cash equivalents for the six months ended April 30, 2008 and the nine months ended July 31, 2008. The Company has not amended its quarterly reports on Form 10-Q for the quarterly periods affected by the revisions. The information previously filed for these periods is superseded by the information included in this Annual Report on Form 10-K.

	Three Months Ended January 31	Six Months Ended April 30	Nine Months Ended July 31
Fiscal Year Ended October 31, 2007			
Net cash provided by (used in):			
Operating activities	$ 22,338	$ 40,126	$ 84,813
Investing activities	(267,573)	(279,800)	(293,143)
Financing activities	320,287	327,158	334,104
Effect of foreign exchange rate change on cash and cash equivalents	273	1,712	608
Net increase in cash and cash equivalents	75,325	89,196	126,382
Cash and cash equivalents, beginning of period	86,564	86,564	86,564
Cash and cash equivalents, end of period	$ 161,889	$ 175,760	$ 212,946

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.*

There were no changes in or disagreements with accountants on accounting and financial disclosure during the last three fiscal years.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

VeriFone maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management is responsible for establishing and maintaining our disclosure controls and procedures. Our Chief Executive Officer and Chief Financial Officer participated with our management in evaluating the effectiveness of our disclosure controls and procedures as of October 31, 2008.

Based on our management's evaluation (with the participation of our Chief Executive Officer and Chief Financial Officer), our Chief Executive Officer and Chief Financial Officer have concluded that, as of October 31, 2008, in light of the material weaknesses described below, our disclosure controls and procedures were not effective to provide reasonable assurance that the information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Notwithstanding the material weaknesses described below, we have performed additional analyses and other procedures to enable management to conclude that our consolidated financial statements included in this report were prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Based in part on these additional efforts, our Chief Executive Officer and Chief Financial Officer have included their certifications as exhibits to this Annual Report on Form 10-K.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f), to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the design and operational effectiveness of our internal control over financial reporting as of October 31, 2008 based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect our disclosure controls or our internal control over financial reporting will prevent or detect all errors or all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Management's assessment identified the following material weaknesses in our internal control over financial reporting as of October 31, 2008.

- An entity-level material weakness in control activities related to the design and operation of our supervision, monitoring, and monthly financial statement review processes. This material weakness contributed to adjustments in several accounts during the fiscal year ended October 31, 2008. The accounts most affected included capitalized software development costs, inventories, accounts payable and cost of net revenues; however, this material weakness could impact all financial statement accounts.

- A transaction-level material weakness in the design and operating effectiveness of controls related to income taxes. Specifically, our processes and procedures were not designed to provide for adequate and timely identification, documentation and review of various income tax calculations, reconciliations and related supporting documentation required to apply our accounting policy for income taxes in accordance with U.S. GAAP. This material weakness impacted our ability to timely report financial information related to income tax accounts and resulted in adjustments to income tax expense, income taxes payable, deferred tax assets and liabilities, and goodwill accounts during the fiscal year ended October 31, 2008.

- An entity-level material weakness in the control environment related to our period-end financial reporting process due to an insufficient number of qualified personnel with the required proficiency to apply our accounting policies in accordance with U.S. GAAP. This material weakness contributed to adjustments in several accounts during the fiscal year ended October 31, 2008. The accounts most affected included capitalized software development costs, inventories, accounts payable and cost of net revenues; however, this material weakness could impact all financial statement accounts, with a higher likelihood for accounts subject to non-routine or estimation processes, such as inventory reserves and income taxes.

As a result of the identified material weaknesses, our management concluded that, as of October 31, 2008, our internal control over financial reporting was not effective. The effectiveness of our internal control over financial reporting as of October 31, 2008 was audited by Ernst & Young LLP, our independent registered public accounting firm as stated in their report, which report is included in Item 8 of this Annual Report on Form 10-K.

Management's Remediation Initiatives

Following the independent investigation (see *"Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Restatement"*) by the Audit Committee and in response to the material weaknesses discussed above, we plan to continue the efforts already underway to review and make necessary changes to improve our internal control over financial reporting, including:

- We have added and expect to continue to add qualified accounting and finance personnel having sufficient knowledge and experience in general accepted accounting principles, cost accounting, tax, and management of financial systems. During 2008 key accounting functions were filled by qualified and experienced staff inclusive of Corporate Accounting, Supply Chain Finance, and the creation of an Internal Audit function. For fiscal year 2009, management will continue to add qualified personnel in the United Kingdom and Supply Chain Finance to strengthen the remaining weaknesses in controls;

- We intend to enhance our review process over the monthly financial results by requiring additional documentation and analysis to be provided that will then be reviewed by appropriate key senior personnel from both finance and non-finance areas;

- We expect to enhance the segregation of duties between the financial planning and the accounting and control functions; and

- We intend to enhance our governance and compliance functions to improve control consciousness and prevention of errors in financial reporting, as well as to improve tone, communication, education, and training for employees involved in the financial reporting process.

Changes in Internal Control over Financial Reporting

During the fourth quarter of our fiscal year ended October 31, 2008, we implemented the following changes to internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934):

- We hired a Senior Vice President, General Counsel and Compliance Officer to assist in the further promotion of governance communication, education and training for all employees involved in the financial reporting process; and
- We refined our manual journal entry policy which was published in January 2008. This policy requires a stringent review and approval process and was automated in July 2008. This automated process promotes the segregation of duty between the preparer and approver. The approval process requires tiered approval levels in which escalating dollar amounts require additional authorization by increasingly more senior personnel. Additionally, instructions have also been incorporated into the policy that require specific related documents be included to support a detailed compliance review.

There have been no other changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting for the quarter ended October 31, 2008.

ITEM 9B. *OTHER INFORMATION*

We have no information to report pursuant to Item 9B.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS OF THE REGISTRANT AND CORPORATE GOVERNANCE*

In addition to the information set forth under the caption "Executive Officers" in Part I of this Form 10-K, the information required by this Item is expected to be in our definitive Proxy Statement for the 2009 Annual Meeting of Stockholders, which we expect to filed within 120 days of the end of our fiscal year ended October 31, 2008 and is incorporated herein by reference.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics, which can be found in the Investor Relations section of our website, http://ir.verifone.com/, and is available in print to any stockholder who requests it. The Code of Business Conduct and Ethics applies to all of VeriFone's employees, officers and directors. We will post any amendments to or waivers from a provision of our Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions and that relates to any element of the "code of ethics" definition set forth in Item 406(b) of Regulation S-K of the SEC at http://ir.verifone.com/.

ITEM 11. *EXECUTIVE COMPENSATION*

Information relating to our executive officer and director compensation is incorporated herein by reference in the Proxy Statement.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Information relating to security ownership of certain beneficial owners of our common stock and information relating to the security ownership of the registrant's management is incorporated herein by reference to the Proxy Statement.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Information relating to certain relationships and related transactions and director independence is incorporated herein by reference to the Proxy Statement.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Information regarding principal accountant fees and services is incorporated herein by reference in the Proxy Statement.

PART IV

ITEM 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as part of this Annual Report on Form 10-K:

1. *Consolidated Financial Statements*

The consolidated financial statements required to be filed in the Annual Report on Form 10-K are listed in Item 8 hereof. Other supplemental financial information required by Item 302 of Regulation S-K is contained in Item 7 hereof under "Selected Quarterly Results of Operations".

2. *Exhibits*

The documents set forth below are filed herewith or incorporated by reference to the location indicated.

Exhibit Number	Description
3.1(4)	Form of Amended and Restated Certificate of Incorporation of the Registrant
3.2(21)	Amendment of Amended and Restated Certificate of Incorporation of the Registrant
3.2(5)	Form of Amended and Restated Bylaws of the Registrant
3.3(14)	Amendment No. 1 to the Bylaws of VeriFone Holdings, Inc.
4.1(3)	Specimen Common Stock Certificate
4.2(2)	Stockholders Agreement, dated as of July 1, 2002, by and among VeriFone Holdings, Inc., GTCR Fund VII, L.P., GTCR Co-Invest, L.P., GTCR Capital Partners, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TCW/Crescent Mezzanine Partners III Netherlands, L.P. and TCW Leveraged Income Trust IV, L.P., VF Holding Corp. and the executives who are parties thereto
4.2.1(4)	Form of Amendment to Stockholders Agreement
4.3(1)	Registration Rights Agreement, dated as of July 1, 2002, by and among VeriFone Holdings, Inc., GTCR Fund VII, L.P., GTCR Co-Invest, L.P., GTCR Capital Partners, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TCW/Crescent Mezzanine Partners III Netherlands, L.P., and TCW Leveraged Income Trust IV, L.P., VF Holding Corp., Jesse Adams, William Atkinson, Douglas G. Bergeron, Nigel Bidmead, Denis Calvert, Donald Campion, Robert Cook, Gary Grant, Robert Lopez, James Sheehan, David Turnbull and Elmore Waller
4.4(1)	Amendment to Registration Rights Agreement, dated as of November 30, 2004, by and among VeriFone Holdings, Inc., GTCR Fund VII, L.P., Douglas Bergeron, DGB Investments, Inc., The Douglas G. Bergeron Family Annuity Trust, The Sandra E. Bergeron Family Annuity Trust and The Bergeron Family Trust
4.5(11)	Indenture related to the 1.375% Senior Convertible Notes due 2012, dated as of June 22, 2007, between VeriFone Holdings, Inc. and U.S. Bank National Association, as trustee
4.6(11)	Registration Rights Agreement, dated as of June 22, 2007, between VeriFone Holdings, Inc. and Lehman Brothers Inc. and J.P. Morgan Securities Inc.
10.1(2)	Purchase Agreement, dated as of July 1, 2002, by and among VeriFone Holdings, Inc., GTCR Fund VII, L.P., GTCR Co-Invest, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TCW/Crescent Mezzanine Partners III Netherlands, L.P. and TCW Leveraged Income Trust IV, L.P.
10.1.1(4)	Form of Amendment No. 1 to Purchase Agreement

Exhibit Number	Description
10.2(1)+	Senior Management Agreement, dated as of July 1, 2002, among VeriFone Holdings, Inc., VeriFone, Inc. and Douglas G. Bergeron
10.2.1(2)+	Amendment to Senior Management Agreement, dated as of June 29, 2004, by and among VeriFone Holdings, Inc., VeriFone, Inc. and Douglas G. Bergeron
10.3(1)+	Amendment to Senior Management Agreement, dated as of December 27, 2004, by and among VeriFone Holdings, Inc., VeriFone, Inc. and Douglas Bergeron
10.4(1)+	2002 Securities Purchase Plan
10.5(1)+	New Founders' Stock Option Plan
10.6(1)+	Change in Control Severance Agreement, effective July 1, 2004, between VeriFone Holdings, Inc. and Barry Zwarenstein
10.7(3)+	Outside Directors' Stock Option Plan
10.8(1)	Patent License Agreement, effective as of November 1, 2004, by and between NCR Corporation and VeriFone, Inc.
10.9(6)+	2005 Employee Equity Incentive Plan
10.10(5)+	Form of Indemnification Agreement
10.11(20)+	Amended and Restated VeriFone Holdings, Inc. 2006 Equity Incentive Plan
10.12(7)+	VeriFone Holdings, Inc. Bonus Plan
10.13(8)	Credit Agreement, dated October 31, 2006, among VeriFone Intermediate Holdings, Inc., VeriFone, Inc., various financial institutions and other persons from time to time parties thereto, as lenders, JPMorgan Chase Bank, N.A., as the administrative agent for the lenders, Lehman Commercial Paper Inc., as the syndication agent for the lenders, Bank Leumi USA and Wells Fargo Bank, N.A., as the co-documentation agents for the lenders, and J.P. Morgan Securities Inc. and Lehman Brothers Inc., as joint lead arrangers and joint book running managers
10.14(9)+	Lipman Electronic Engineering Ltd. 2003 Stock Option Plan
10.15(9)+	Lipman Electronic Engineering Ltd. 2004 Stock Option Plan
10.16(9)+	Lipman Electronic Engineering Ltd. 2004 Share Option Plan
10.17(9)+	Amendment to Lipman Electronic Engineering Ltd. 2004 Share Option Plan
10.18(9)+	Lipman Electronic Engineering Ltd. 2006 Share Incentive Plan
10.19(10)+	Amended and Restated Employment Agreement, dated January 4, 2007, among VeriFone Holdings, Inc., VeriFone, Inc., and Douglas G. Bergeron
10.20(11)	Confirmation of Convertible Note Hedge Transaction, dated June 18, 2007, by and between VeriFone Holdings, Inc. and Lehman Brothers OTC Derivatives Inc.
10.21(11)	Confirmation of Convertible Note Hedge Transaction, dated June 18, 2007, by and between VeriFone Holdings, Inc. and JPMorgan Chase Bank, National Association, London Branch
10.22(11)	Confirmation of Warrant Transaction, dated June 18, 2007, by and between VeriFone Holdings, Inc. and Lehman Brothers OTC Derivatives Inc.
10.23(11)	Confirmation of Warrant Transaction, dated June 18, 2007, by and between VeriFone Holdings, Inc. and JPMorgan Chase Bank, National Association, London Branch
10.24(11)	Amendment to Confirmation of Warrant Transaction, dated June 21, 2007, by and between VeriFone Holdings, Inc. and Lehman Brothers OTC Derivatives Inc.
10.25(11)	Amendment to Confirmation of Warrant Transaction, dated June 21, 2007, by and between VeriFone Holdings, Inc. and JPMorgan Chase Bank, National Association, London Branch
10.26(12)+	Confidential Separation Agreement, dated August 2, 2007, between VeriFone Holdings, Inc. and William G. Atkinson
10.27(13)	First Amendment and Waiver to Credit Agreement, dated as of January 25, 2008.
10.28(15)+	Separation Agreement, dated as of April 1, 2008, among VeriFone Holdings, Inc., VeriFone, Inc. and Barry Zwarenstein.
10.29(16)	Second Amendment to Credit Agreement, dated as of April 28, 2008.
10.30(17)	Third Amendment to Credit Agreement, dated as of July 31, 2008.
10.31(18)+	Executive Services Agreement, dated May 15, 2008, between VeriFone and Tatum LLC.
10.32(19)+	Offer Letter between VeriFone Holdings, Inc. and Robert Dykes.
10.33(19)+	Severance Agreement, dated September 2, 2008, between VeriFone Holdings, Inc. and Robert Dykes.

Exhibit Number	Description
21.1*	List of subsidiaries of the Registrant
23.1*	Consent of Independent Registered Public Accounting Firm
31.1*	Certification of the Chief Executive Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the Chief Financial Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of the Chief Executive Officer and the Chief Financial Officer as required by Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Filed herewith.

\+ Indicates a management contract or compensatory plan or arrangement.

(1) Filed as an exhibit to Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (File No. 333-121947), filed February 23, 2005.

(2) Filed as an exhibit to Amendment No. 2 to the Registrant's Registration Statement on Form S-1 (File No. 333-121947), filed March 28, 2005.

(3) Filed as an exhibit to Amendment No. 3 to the Registrant's Registration Statement on Form S-1 (File No. 333-121947), filed April 18, 2005.

(4) Filed as an exhibit to Amendment No. 4 to the Registrant's Registration Statement on Form S-1 (File No. 333-121947), filed April 21, 2005.

(5) Filed as an exhibit to Amendment No. 5 to the Registrant's Registration Statement on Form S-1 (File No. 333-121947), filed April 29, 2005.

(6) Filed as an exhibit to the Registrant's Registration Statement on Form S-8 (File No. 333-124545), filed May 2, 2005.

(7) Incorporated by reference in the Registrant's Current Report on Form 8-K, filed March 23, 2006.

(8) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed November 1, 2006.

(9) Incorporated by reference in the Registrant's Registration Statement on Form S-8 (File No. 333-138533), filed November 9, 2006.

(10) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed January 5, 2007.

(11) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed June 22, 2007.

(12) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed August 3, 2007.

(13) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed January 28, 2008.

(14) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed March 31, 2008.

(15) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed April 1, 2008.

(16) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed April 29, 2008.

(17) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed July 31, 2008.

(18) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed August 19, 2008.

(19) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed September 3, 2008.

(20) Filed as an annex to the Registrant's Definitive Proxy Statement for its 2008 Annual Meeting of Stockholders, filed September 10, 2008.

(21) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed October 9, 2008.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report on Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

VERIFONE HOLDINGS, INC.

By: /s/ DOUGLAS G. BERGERON

Douglas G. Bergeron,
Chief Executive Officer

January 14, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report on Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ DOUGLAS G. BERGERON Douglas G. Bergeron	Chief Executive Officer (principal executive officer)	January 14, 2009
/s/ ROBERT DYKES Robert Dykes	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	January 14, 2009
/s/ ROBERT W. ALSPAUGH Robert W. Alspaugh	Director	January 14, 2009
/s/ LESLIE G. DENEND Leslie G. Denend	Director	January 14, 2009
/s/ ALEX W. HART Alex W. Hart	Director	January 14, 2009
/s/ ROBERT B. HENSKE Robert B. Henske	Director	January 14, 2009
/s/ RICHARD MCGINN Richard McGinn	Director	January 14, 2009
/s/ EITAN RAFF Eitan Raff	Director	January 14, 2009
/s/ COLLIN E. ROCHE Collin E. Roche	Director	January 14, 2009
/s/ JEFFREY E. STIEFLER Jeffrey E. Stiefler	Director	January 14, 2009
/s/ CHARLES R. RINEHART Charles R. Rinehart	Chairman of the Board of Directors	January 14, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K/A
(Amendment No. 1)

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended October 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 001-32465

VERIFONE HOLDINGS, INC.
(Exact name of Registrant as Specified in its Charter)

DELAWARE	**04-3692546**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
2099 Gateway Place, Suite 600 San Jose, CA	**95110**
(Address of Principal Executive Offices)	*(Zip Code)*

(408) 232-7800
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of April 30, 2008, the aggregate market value of the common stock of the registrant held by non-affiliates was approximately $726.0 million based on the closing sale price as reported on the New York Stock Exchange.

There were 84,446,625 shares of the registrant's common stock issued and outstanding as of the close of business on December 31, 2008.

DOCUMENTS INCORPORATED BY REFERENCE

None.

VERIFONE HOLDINGS, INC.

FORM 10-K/A

Explanatory Note

This Amendment No. 1 on Form 10-K/A amends the Annual Report on Form 10-K of VeriFone Holdings, Inc. for the fiscal year ended October 31, 2008 as originally filed with the Securities and Exchange Commission on January 14, 2009 (the "Original Filing"). This Form 10-K/A amends the Original Filing to replace in its entirety the information provided in Part III of the Original Filing, which was previously expected to be incorporated by reference from our 2009 Annual Meeting Proxy Statement. In addition, this Form 10-K/A amends Item 15 of Part IV of the Original Filing to include an exhibit that was inadvertently omitted from the Original Filing, and to include new certifications by our principal executive officer and principal financial officer under Section 302 of the Sarbanes-Oxley Act of 2002 as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended. Because this Form 10-K/A includes no financial statements, we are not including certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Except for the amendment described above, we have not modified or updated disclosures presented in the Original Filing in this Form 10-K/A. Accordingly, this Form 10-K/A does not reflect events occurring after the filing of the Original Filing or modify or update those disclosures affected by subsequent events. Information not affected by this amendment remains unchanged and reflects the disclosures made at the time the Original Filing was filed. Therefore, this Form 10-K/A should be read in conjunction with any documents incorporated by reference therein and our filings made with the SEC subsequent to the Original Filing.

INDEX TO FORM 10-K/A

PART III.

PART IV.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Directors

Our board of directors currently consists of ten members, with Charles R. Rinehart serving as our non-executive chairman since March 2008. Certain biographical information regarding our directors, including their ages and dates that they were first elected to our board of directors, is set forth below:

Douglas G. Bergeron. Mr. Bergeron, age 48, has served as Chief Executive Officer and a director of VeriFone Holdings, Inc. since its formation in July 2002 and of VeriFone, Inc. since July 2001. From December 2000 to June 2002, Mr. Bergeron was Group President of Gores Technology Group and, from April 1999 to

October 2000 served as President and Chief Executive Officer of Geac Computer Corporation. From 1990 to 1999, Mr. Bergeron served in a variety of executive management positions at SunGard Data Systems Inc., including Group CEO of SunGard Brokerage Systems Group and President of SunGard Futures Systems. Mr. Bergeron holds a Bachelor of Arts degree (with Honors) in computer science from York University in Toronto, Canada, and a Masters of Science degree from the University of Southern California. Mr. Bergeron is on the board of the Multiple Sclerosis Society of Silicon Valley and is a member of the Listed Company Advisory Committee of the NYSE Euronext (the "NYSE").

Robert W. Alspaugh. Mr. Alspaugh, age 61, has served as a director since September 1, 2008. Mr. Alspaugh had a 36-year career at KPMG and was responsible for implementing the strategy of KPMG's global organization in 150 countries, with more than 100,000 employees. From 2002 to 2006, Mr. Alspaugh served as Chief Executive Officer of KPMG International and from 1998 to 2002, Mr. Alspaugh served as Deputy Chairman and Chief Operating Officer of KPMG's U.S. Practice. Mr. Alspaugh is currently a member of the boards of directors of Ball Corp., a supplier of metal and plastic packaging for beverages, food and household products, and of aerospace technologies and services to defense and civilian government agencies and Autoliv, Inc., a developer, manufacturer and supplier of safety systems to the automotive industry.

Leslie G. Denend. Dr. Denend, age 67, has served as a director since January 2005. Dr. Denend was President of Network Associates, Inc., from December 1997 until May 1998. Since 1998, Dr. Denend has served on the boards of numerous public and private companies. Dr. Denend also was President and CEO of Network General Corporation from February 1993 until December 1997 and Chairman, President and CEO of Vitalink Communications Corporation from October 1990 until its acquisition by Network Systems Corp. in June 1991. Dr. Denend remained as a business unit president at Network Systems Corp. until December 1992. He was Executive Vice President at 3Com Corporation from January 1989 until October 1990. He was also a partner in McKinsey and Company from December 1984 until January 1989. Dr. Denend served as Executive Assistant to the Executive Director of the Council on International Economic Policy in the Executive Office of the President from August 1974 until August 1975, as a member of the National Security Council Staff from June 1977 until 1979, when he became the Special Assistant to the Assistant to the President for National Security Affairs, until January 1981. Dr. Denend also served as Deputy Director of the Cabinet Council on Economic Affairs from May 1982 until June 1983. Dr. Denend earned a Ph.D. and an M.B.A. from Stanford University and a B.S. from the U.S. Air Force Academy. He also currently serves as a director of McAfee, Inc., a supplier of computer security solutions, and the United Services Automobile Association, a financial services company.

Alex W. (Pete) Hart. Mr. Hart, age 68, has served as a director since July 2006. Mr. Hart is currently Chairman of the Board and a director of SVB Financial Corp. Mr. Hart has been an independent consultant to the financial services industry since November 1997. From August 1995 to November 1997, he served as Chief Executive Officer and from March 1994 to August 1996, as Executive Vice Chairman, of Advanta Corporation, a diversified financial services company. From 1988 to 1994, he was President and Chief Executive Officer of MasterCard International, the worldwide payment service provider. Mr. Hart holds a bachelor's degree in social relations from Harvard University. He is currently a member of the boards of directors of Fair Isaac Corporation, a predictive software company (since 2002), Global Payments, Inc., a payment services company (since 2001), and eHarmony.com, an online relationship service (since 2004).

Robert B. Henske. Mr. Henske, age 47, has served as a director since January 2005. Mr. Henske has served as a Managing Director of Hellman & Friedman LLC since July 2007. From May 2005 until July 2007, he served as Senior Vice President and General Manager of the Consumer Tax Group of Intuit Inc. He was Intuit's Chief Financial Officer from January 2003 to September 2005. Prior to joining Intuit, he served as Senior Vice President and Chief Financial Officer of Synopsys, Inc., a supplier of electronic design automation software, from May 2000 until January 2003. From January 1997 to May 2000, Mr. Henske was at Oak Hill Capital Management, a Robert M. Bass Group private equity investment firm, where he was a partner. Mr. Henske also serves as chairman of the board of directors of Activant Solutions, Inc. and as a director of Goodman Global Inc. Mr. Henske was previously a member of the boards of directors of Williams Scotsman, Grove Worldwide, Reliant Building Products and American Savings Bank.

Richard A. McGinn. Mr. McGinn, age 62, has served as a director since December 17, 2008. Mr. McGinn is a General Partner at RRE Ventures, an investment advisory and venture capital firm. Mr. McGinn joined RRE Ventures as a Senior Advisor in August 2001. From 1997 to October 2000, he served as the Chief Executive Officer at Lucent Technologies Inc., a telecommunications equipment provider; the President from February 1996 to 1997; and the Chief Operating Officer from February 1996 to October 1997. Prior to Lucent, Mr. McGinn served in various executive level positions at AT&T, a telecommunications service provider, including as Chief Executive Officer of AT&T Network Systems. Mr. McGinn is currently a member of the boards of directors of American Express Co., a financial services company, and Viasystems Group Inc., a leading provider of complex multi-layer printed circuit boards and electro-mechanical solutions. Mr. McGinn holds a B.A. from Grinnell College.

Eitan Raff. Mr. Raff, age 67, has served as a director since October 2007. Mr. Raff has been the chairman of the board of directors of Bank Leumi le-Israel B.M. since 1995. Mr. Raff currently serves as a financial consultant to Wolfson Clore Mayer Ltd. Mr. Raff is also the Chairman of the Management Committee of Hebrew University of Jerusalem and previously served as the Accountant General (Treasurer) in the Israeli Ministry of Finance. Mr. Raff holds a B.A. and M.B.A. from the Hebrew University of Jerusalem. Bank Leumi is a party to our bank credit agreement and the aggregate outstanding loan and revolving credit commitment from Bank Leumi to us is less than $10 million.

Charles R. Rinehart. Mr. Rinehart, age 61, has served as a director since May 2006 and as our non-executive Chairman since March 2008. Mr. Rinehart served as the Chief Executive Officer of Downey Financial Corp. from September 2008 through December 2008. Downey Financial Corp. was the holding company for Downey Savings and Loan, a banking institution, which had experienced financial difficulties prior to Mr. Rinehart's tenure. In December 2008, Downey Financial Corp. filed for Chapter 7 bankruptcy liquidation after Downey Savings and Loan was placed into receivership by the Federal Depository Insurance Corporation. Prior to Downey, Mr. Rinehart retired from HF Ahmanson & Co. and its principal subsidiary, Home Savings of America in 1998. Mr. Rinehart joined HF Ahmanson in 1989 and shortly thereafter was named President and Chief Operating Officer. He was named Chief Executive Officer in 1993 and also became Chairman in 1995 and served in these roles through 1998. Mr. Rinehart is a director of MBIA Inc., a provider of financial guarantee insurance, fixed-income asset management and other specialized financial services, and has previously served as a director of Safeco Corp., Kaufman & Broad Home Corporation, Union Bank of California, the Federal Home Loan Board of San Francisco, and PacifiCare. Mr. Rinehart holds a bachelor's degree in mathematics from the University of San Francisco.

Collin E. Roche. Mr. Roche, age 37, has served as a director since July 2002. Mr. Roche is currently a Principal of GTCR Golder Rauner, L.L.C., which he joined in 1996 and rejoined in 2000 after receiving an M.B.A. from Harvard Business School. Prior to joining GTCR, Mr. Roche worked as an investment banking analyst at Goldman, Sachs & Co. and as an associate at Everen Securities. He received a B.A. in political economy from Williams College. Mr. Roche serves on the boards of directors of Syniverse Holdings, Inc., a provider of mission-critical technology services to wireless telecommunications companies worldwide, Private Bancorp, Inc., a financial institution providing various financial services to individuals, professionals, entrepreneurs and real estate investors, and several private GTCR portfolio companies.

Jeffrey E. Stiefler. Mr. Stiefler, age 60, has served as a director since September 1, 2008. Mr. Stiefler has been a senior leader and director of a number of companies, primarily in financial and business services. He is currently Venture Partner of Emergence Capital Partners. Mr. Stiefler joined Digital Insight as the company's Chairman, President, and CEO in August 2003, prior to the company's acquisition by Intuit in February 2007. From 1995 to 2003, Mr. Stiefler was an advisor to two private equity firms, McCown DeLeeuw and Co. and North Castle Partners. From 1993 to 1995, he was President and Director of American Express Company. Mr. Stiefler is a director of LPL Investment Holdings Inc., a provider of technology and infrastructure services to independent financial advisors and to financial institutions, Taleo Corporation, a provider of talent management solutions, and Touch Commerce Corporation, a provider of online interaction optimization solutions. Previously,

Mr. Stiefler has served as President and CEO of IDS (a subsidiary of American Express Company), Senior Vice President for Citicorp's Person-to-Person business unit, Vice-Chairman of Walker Digital Corp., and director of a number of companies, including National Computer Systems, TeleSpectrum, Outsourcing Solutions, CRC Health, and Education Lending Group.

Executive Officers

The current executive officers of VeriFone and their ages are as follows:

Name	Age	Position
Douglas Bergeron	48	Chief Executive Officer
Robert Dykes	59	Senior Vice President and Chief Financial Officer
Elmore Waller	60	Executive Vice President, Integrated Solutions
Jeff Dumbrell	39	Executive Vice President
Eliezer Yanay	48	President of VeriFone Israel & Managing Director of Middle East

Biographical information for Mr. Bergeron is set forth above under the caption "Directors".

Robert Dykes. Mr. Dykes has served as Senior Vice President since September 2, 2008 and as Chief Financial Officer since September 9, 2008. Prior to joining VeriFone, Mr. Dykes was Chairman and CEO of NebuAd Inc., a provider of targeted online advertising networks. Before joining NebuAd, from January 2005 to March 2007, Mr. Dykes was Executive Vice President, Business Operations and Chief Financial Officer of Juniper Networks, Inc., a provider of network infrastructure to global service providers, enterprises, governments and research and educational institutions. From February 1997 to December 2004, Mr. Dykes was Chief Financial Officer and President, Systems Group, of Flextronics International Ltd., a provider of design and electronics manufacturing services to original equipment manufacturers. From October 1988 to February 1997, Mr. Dykes was Executive Vice President, Worldwide Operations and Chief Financial Officer of Symantec Corporation, a provider of software and services that address risks to information security, availability, compliance, and information technology systems performance. Mr. Dykes also held Chief Financial Officer roles at Adept Technology, an industrial robots manufacturer, and senior financial management positions at Ford Motor Company and at Xebec, a disc drive controller manufacturer. Mr. Dykes holds a Bachelor of Commerce in Administration degree from Victoria University, Wellington, New Zealand.

Elmore Waller. Mr. Waller has served as Executive Vice President, Integrated Solutions since December 2004 and, since joining VeriFone in 1986, has served in a number of leadership positions including Senior Vice President and General Manager of the Worldwide Petro Division. Prior to working at VeriFone, Mr. Waller worked for 11 years at General Electric Company, serving in several financial management positions. Mr. Waller holds an M.B.A. from Syracuse University.

Jeff Dumbrell. Mr. Dumbrell joined VeriFone in July 2002 where he served in various senior-level management roles within the company, most recently as Executive Vice President responsible for managing VeriFone's growth initiatives in the United States, Canada, the United Kingdom, Middle East and Africa. From December 2000 to July 2002, Mr. Dumbrell was Executive Director of Sales for B3 Corp and he was National Sales Manager for BankServ from October 1999 to December 2000. Previously, Mr. Dumbrell was Western Regional Manager for The Quaker Oats Company where he had sales responsibility for managing Tier 1 retail customers. Mr. Dumbrell holds an M.B.A. from The University of San Francisco, and a Bachelor of Science in Marketing from Clemson University.

Eliezer Yanay. Mr. Yanay serves as President of VeriFone Israel & Managing Director of Middle East. Mr. Yanay joined VeriFone, following its acquisition of Lipman Electronic Engineering in November 2006. Mr. Yanay had served at Lipman as Executive Vice President of Sales and Marketing since September 2001, where his responsibilities included management of worldwide sales and marketing activities, management of the corporate sales and marketing department, and oversight of Lipman's non-U.S. subsidiaries. Before joining Lipman, Mr. Yanay held various senior-level positions at Shira Computers Ltd. (a subsidiary of VYYO Inc.), and Scitex Corporation, Ltd. Mr. Yanay holds a B.A. in Psychology from Tel Aviv University.

There are no family relationships among any directors or executive officers of VeriFone.

Corporate Governance Guidelines

Our Board has adopted corporate governance guidelines that provide the framework for the corporate governance principles of VeriFone. These corporate governance principles are reviewed annually by our Corporate Governance and Nominating Committee, and changes are recommended to the Board for approval as appropriate. Our corporate governance guidelines are available on the Investor Relations section of our website, http://ir.verifone.com/, and are available in print to any stockholder who requests it.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics, which can be found in the Investor Relations section of our website, http://ir.verifone.com/, and is available in print to any stockholder who requests it. The Code of Business Conduct and Ethics applies to all of VeriFone's employees, officers and directors. We will post any amendments to or waivers from a provision of our Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions and that relates to any element of the "code of ethics" definition set forth in Item 406(b) of Regulation S-K of the SEC at http://ir.verifone.com/.

Director Attendance at Meetings

Although our Board recognizes that conflicts may occasionally prevent a director from attending a Board or stockholder meeting, the Board expects each director to make every possible effort to keep such absences to a minimum. In fiscal year 2008, the Board held eight meetings. During that period, each director attended not less than 75% of the meetings of the Board and committees of the Board on which the director served.

Executive Sessions

Non-employee directors meet in executive session with no management directors or employees present at each regularly scheduled Board meeting. The presiding director at these meetings is selected by the non-employee directors at the relevant meeting. In the absence of such selection, the presiding director will be the Chairman of the Compensation Committee.

Communications with Directors

Any interested party may direct communications to individual directors, including the presiding director, to a board committee, the independent directors as a group, or to the Board as a whole, by addressing the communication to the named individual, to the committee, the independent directors as a group, or to the Board as a whole c/o Secretary, VeriFone Holdings, Inc., 2099 Gateway Place, Suite 600, San Jose, CA, 95110. VeriFone's Secretary or an Assistant Secretary will review all communications so addressed and will relay to the addressee(s) all communications determined to relate to the business, management or governance of VeriFone.

Committees of our Board of Directors

Our Board has an Audit Committee, a Compensation Committee, and a Corporate Governance and Nominating Committee.

Audit Committee

Our Board has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. Our Board has adopted an Audit Committee charter, which is available on the Investor Relations section of our website at http://ir.verifone.com/ and defines the Audit Committee's purposes to include:

- Overseeing the compensation for and supervising our independent registered public accounting firm;
- Reviewing our internal accounting procedures, systems of internal controls, and financial statements;
- Reviewing and approving the services provided by our internal auditors and independent registered public accounting firm, including the results and scope of their audits; and
- Reviewing and approving all related party transactions.

In fiscal year 2008, our Audit Committee met thirty-two times. The number of Audit Committee meetings was higher than usual due to the investigation conducted by the Audit Committee related to our restatement of fiscal year 2007 interim results.

Our Board and our Corporate Governance and Nominating Committee have determined that each member of the Audit Committee is "independent" within the meaning of the rules of both the NYSE and the SEC.

Compensation Committee

Our Board has adopted a Compensation Committee charter, which is available on the Investor Relations section of our website at http://ir.verifone.com and defines the Compensation Committee's purposes to include:

- Reviewing and approving corporate goals and objectives relevant to the compensation of VeriFone's Chief Executive Officer ("CEO"), evaluating the CEO's performance in light of those goals and objectives and, either as a committee or together with the other independent directors (as directed by the Board), determining and approving the CEO's compensation level based on this evaluation;
- Making recommendations to the Board with respect to non-CEO compensation, incentive compensation plans, and equity-based plans, including the VeriFone Bonus Plan and the 2006 Equity Incentive Plan, overseeing the activities of the individuals responsible for administering these plans, and discharging any responsibilities imposed on the Compensation Committee by any of these plans;
- Approving any new equity compensation plan or any material change to an existing plan where stockholder approval has not been obtained;
- In consultation with management, overseeing regulatory compliance with respect to compensation matters, including overseeing VeriFone's policies on structuring compensation programs to preserve tax deductibility, and, as and when required, establishing performance goals and certifying that performance goals have been attained for purposes of Section 162(m) of the Internal Revenue Code;
- Making recommendations to the Board with respect to any severance or similar termination payments proposed to be made to any current or former officer of VeriFone; and
- Preparing an annual Report of the Compensation Committee for inclusion in our annual proxy statement.

In fiscal year 2008, our Compensation Committee met six times, and met in executive session at each such meeting.

Our Board of Directors and our Corporate Governance and Nominating Committee have determined that each member of the Compensation Committee is "independent" within the meaning of the rules of both the NYSE and the SEC.

The report of the Compensation Committee is included in this report under "Compensation Committee Report."

Corporate Governance and Nominating Committee

Our Board of Directors has adopted a Corporate Governance and Nominating Committee charter, which is available on the Investor Relations section of our website at http://ir.verifone.com and defines the Corporate Governance and Nominating Committee's purposes to include:

- Making recommendations to the Board from time to time as to changes that the Corporate Governance and Nominating Committee believes to be desirable to the size of the Board or any committee thereof;

- Identifying individuals believed to be qualified to become Board members, consistent with criteria approved by the Board, and selecting, or recommending to the Board, the nominees to stand for election as directors at the annual meeting of stockholders or, if applicable, at a special meeting of stockholders;

- Developing and recommending to the Board, standards to be applied in making determinations as to the absence of material relationships between VeriFone and a director;

- Identifying Board members qualified to fill vacancies on any committee of the Board (including the Corporate Governance and Nominating Committee) and recommending that the Board appoint the identified member or members to the respective committee;

- Establishing procedures for the Corporate Governance and Nominating Committee to exercise oversight of the evaluation of the Board and management;

- Developing and recommending to the Board a set of corporate governance principles applicable to VeriFone and reviewing those principles at least once a year; and

- Assisting management in the preparation of the disclosure in VeriFone's annual proxy statement regarding the operations of the Corporate Governance and Nominating Committee.

The Corporate Governance and Nominating Committee has not established specific minimum education, experience, or skill requirements for potential members, but, in general, expects that qualified candidates will have managerial experience in a complex organization and will be able to represent the interests of the stockholders as a whole. The Corporate Governance and Nominating Committee considers each candidate's judgment, skill, diversity, experience with businesses and other organizations of comparable size, the interplay of the candidate's experience with the experience of other Board members, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board. In addition, each candidate must have the time and ability to make a constructive contribution to the Board.

The Corporate Governance and Nominating Committee has generally identified nominees based upon suggestions by directors, management, outside consultants, and stockholders. Members of the Corporate Governance and Nominating Committee discuss and evaluate possible candidates in detail and suggest individuals to explore in more depth. Once a candidate is identified for serious consideration, the nominee is referred to the Board for full Board consideration of the nominee. The Corporate Governance and Nominating Committee will consider candidates recommended by stockholders in the same manner as other candidates. Stockholders may nominate candidates for director in accordance with the advance notice and other procedures contained in our Bylaws. In fiscal year 2008, our Corporate Governance and Nominating Committee met five times, and met in executive session at each such meeting.

Our Board of Directors and our Corporate Governance and Nominating Committee have determined that each member of the Corporate Governance and Nominating Committee is "independent" within the meaning of the rules of both the NYSE and the SEC.

Committee Membership

The table below summarizes membership information for each of the Board committees:

Director	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee
Robert W. Alspaugh(1)	✓	—	✓
Douglas G. Bergeron	—	—	—
James C. Castle(2)	—	—	✓
Leslie G. Denend	✓	✓ (Chairman)	—
Alex W. (Pete) Hart(3)	—	—	✓ (Chairman)
Robert B. Henske	✓ (Chairman)	✓	—
Richard A. McGinn(4)	—	—	✓
Eitan Raff	—	—	✓
Charles R. Rinehart	✓	—	—
Collin E. Roche	—	✓	—
Jeffrey E. Stiefler(5)	✓	—	—

✓ = Member

(1) Mr. Alspaugh became a member of the Audit and Corporate Governance and Nominating Committees on September 1, 2008.

(2) Dr. Castle resigned from the Audit Committee effective June 11, 2008. Dr. Castle did not seek re-election to the Board at our 2008 Annual Meeting of Stockholders and, accordingly, ceased to be a member of the Board and the Corporate Governance and Nominating Committee on October 8, 2008.

(3) Mr. Hart became Chairman of the Corporate Governance and Nominating Committee effective October 8, 2008.

(4) Mr. McGinn will become a member of the Corporate Governance and Nominating Committee effective March 18, 2009.

(5) Mr. Stiefler became a member of the Audit Committee on September 10, 2008.

Audit Committee Financial Expert

Our Board has determined that each of Robert W. Alspaugh and Robert B. Henske is qualified as an Audit Committee financial expert within the meaning of SEC regulations. In making this determination, the Board considered the following qualifications: (a) understanding of generally accepted accounting principles ("GAAP") and financial statements; (b) ability to assess the general application of GAAP to accounting for estimates, accruals, and reserves; (c) experience preparing, auditing, analyzing, or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be raised by our financial statements, or experience actively supervising persons engaged in these activities; (d) understanding of internal control over financial reporting; and (e) understanding of Audit Committee functions.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires VeriFone's executive officers, directors and persons who own more than 10% of VeriFone's common stock, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of VeriFone. The officers, directors and 10% stockholders are required by SEC regulations to furnish VeriFone with copies of all Section 16(a) forms they file.

SEC regulations require us to identify in our Annual Report on Form 10-K anyone who failed to file on a timely basis reports that were due during the most recent fiscal year or, in certain cases, prior years. Based on our review of reports we received, or written representations from reporting persons stating that they were not required to file these forms, we believe that, during the fiscal year ended October 31, 2008, all Section 16(a) filing requirements were satisfied on a timely basis with the exception of one late Form 4 filing by Barry Zwarenstein, our former Executive Vice President and Chief Financial Officer, for a December 2007 transaction.

ITEM 11. ***EXECUTIVE COMPENSATION***

COMPENSATION DISCUSSION AND ANALYSIS

The following Compensation Discussion and Analysis describes the principles, policies, and practices that formed the foundation of our compensation program in fiscal year 2008 and explains how they applied to our named executives for fiscal year 2008, who are our Chief Executive Officer, Douglas G. Bergeron; our Senior Vice President and Chief Financial Officer, Robert Dykes; our former Interim Chief Financial Officer, Clinton Knowles; our former Executive Vice President and Chief Financial Officer, Mr. Zwarenstein; our Executive Vice President, Integrated Solutions, Elmore Waller; and our former Executive Vice President, Global Operations, Isaac Angel. We refer to these executive officers as our "named executives."

Compensation Program

Objectives

We believe that highly talented, dedicated, and results-oriented management is critical to our growth and long-term success. Our compensation program, which is subject to the oversight of our Board of Directors and its Compensation Committee, is designed to:

- Attract, motivate, and retain management talent of high quality;
- Align our management's interests with those of our stockholders by providing for a significant portion of compensation in the form of stock options, restricted stock units, and other stock-based awards the value of which depends upon performance of our stock;
- Tie each named executive's compensation to our success during the most recent fiscal year, measured in large part by our financial and operational performance and any variations in stockholder value during that period;
- Tie a portion of each named executive's compensation to that executive's individual performance in supporting our goals for the fiscal year, in order to encourage and reflect individual contributions to our overall performance by rewarding individual achievement;

- Ensure that each named executive's compensation is at appropriate and competitive levels relative to each other and to senior executives at companies that we have identified as peer group companies, including certain of our competitors; and

- Permit, to the extent deemed appropriate by our Compensation Committee, the bonuses paid to our named executives to be tax deductible to us as "qualified performance-based compensation" under Section 162(m) of the Internal Revenue Code.

Implementing Our Objectives

We evaluate base salaries and short-term and long-term incentive awards as tools to provide the appropriate incentives to meet our compensation objectives both individually and in the aggregate for our named executives. We believe the most important indicator of whether our compensation objectives are being met is whether we have motivated our named executives to deliver superior performance, particularly with respect to financial performance and stockholders returns, and incentivized executives performing in line with our expectations to continue their careers with us.

Elements of Executive Compensation

Each compensation component is structured to recognize individual performance and to incentivize both short and long-term performance. Our compensation program consists of the following short-term and long-term components:

Short-term components

- Base salary

- Variable annual and quarterly performance-based cash bonus awards

- One-time cash performance-based bonus awards for exceptional individual performance

- Benefits and perquisites

Long-term component

- Periodic grants of long-term equity-based awards, including restricted stock units and stock options

The foregoing elements combine to promote the compensation objectives that we have outlined above. The Compensation Committee believes that a mix of both short-term cash incentives and long-term equity incentives are appropriate to implement our overall compensation program. The Compensation Committee sets base salaries and benefits and perquisites at levels that are designed to provide a competitive level of compensation in order to achieve our objective of attracting, motivating and retaining management talent of high quality. The Compensation Committee structures performance-based cash bonus awards to provide our named executives with compensation that rewards the achievement of our quarterly and annual goals and other near term stockholder value-creation strategies. The Compensation Committee uses equity incentive awards to motivate named executives to achieve superior performance over a longer period of time and to tie the majority of each named executive's compensation to long-term stockholder value creation. In determining the amount of the compensation awarded to a particular named executive, the Compensation Committee considers the following factors:

- Whether the short and long-term components of the compensation package, in absolute as well as relative terms, assure that appropriate recognition, incentives, and retention value are maintained.

- Our share price performance during the fiscal year.

- Our performance during the fiscal year as measured against projections of our performance prepared by management for the fiscal year, including projections in respect of revenue and net income, as adjusted, per share.

- Information prepared by our outside executive compensation consultant, Compensia, as described under "Competitive Data" and "Role of Compensation Consultants" below, including information with respect to the compensation plan arrangements of technology companies with revenues comparable to ours and selected peer companies.

- Subjective evaluations prepared by our Chief Executive Officer with respect to the individual performance of each of our other named executives, consistent with our compensation objectives. Our Chief Executive Officer did not make recommendations about his own compensation.

Based on the foregoing factors as well as the objectives described above, the Compensation Committee considers the total compensation that may be awarded to the named executive including the allocation among base salary, performance based bonuses, equity incentives and benefits and perquisites. The Compensation Committee also takes into account the prior year's annual cash compensation of each named executive as well as how total compensation compares as between individual named executives. For our Chief Executive Officer, the Compensation Committee also considers his equity holdings, including equity awards previously granted to him and the vesting schedules of such awards. Except as described above, the Compensation Committee does not take into account amounts realized from prior compensation or payable upon termination or change of control in determining total compensation. The Compensation Committee's goal in awarding compensation is to award compensation that is reasonable in relation to the objectives of our compensation program when all elements of potential compensation are considered.

Mix of Compensation Elements

As discussed above, we weigh compensation for the named executives primarily towards short-term performance-based compensation and long-term equity compensation. However, we do not have any pre-established targets relating to the mix between base salary, short-term performance-based compensation and long-term equity compensation. The Compensation Committee makes a determination as to the particular mix of a named executive's total compensation for a particular year based on its review of the factors described above relating to how base salaries, short-term performance-based compensation and long-term equity compensation are set in each year.

Tax Considerations

Section 162(m) of the U.S. Internal Revenue Code places a limit on the tax deduction for compensation in excess of $1 million paid to certain "covered employees" of a publicly held corporation (generally, the corporation's principal executive officer and its next four most highly compensated executive officers in the year that the compensation is paid). This limitation applies only to compensation which is not considered performance-based under the Section 162(m) rules. The Compensation Committee believes that it is in our best interests and the best interests of our stockholders to comply with the limitations of Section 162(m) of the Code to the extent practicable and consistent with retaining, attracting, and motivating our named executives. No named executive received annual compensation in fiscal year 2008 that exceeded the $1,000,000 limit for purposes of Section 162(m). Our Bonus Plan provides for performance based awards within the meaning of Section 162(m) and the Compensation Committee generally intends to grant awards under the Bonus Plan that are performance based within the meaning of Section 162(m).

Role of CEO in Determining Executive Compensation For Named Executives

As noted above, in connection with the determination of compensation for executive officers, Mr. Bergeron provides recommendations to the Compensation Committee; however, Mr. Bergeron does not make a recommendation as to his own compensation. While the Compensation Committee uses this information and values Mr. Bergeron's recommendations, the Compensation Committee ultimately approves the compensation program for named executives. Mr. Bergeron was not present at any Compensation Committee discussions regarding his own compensation.

Speculative Transactions

In accordance with our insider trading policy, we do not permit any employee, including the named executives, to enter into any derivative or hedging transaction on our stock (including short-sales, market options, equity swaps, etc.).

Employment-Related Agreements with Named Executives

We may enter into employment agreements with our named executives , if we determine that an employment agreement is necessary to obtain a measure of assurance as to the executive's continued employment in light of prevailing market competition for the particular position held by the named executive, or if the Compensation Committee determines that an employment agreement is necessary and appropriate to attract, motivate, and retain executive talent in light of market conditions, the prior experience of the executive, or our practices with respect to other similarly situated employees. Based on an evaluation of these factors, we entered into an amended and restated employment agreement with our Chief Executive Officer, Mr. Bergeron, during the fiscal year ended October 31, 2007. The terms of this employment agreement are described below under "Employment Agreement with our Chief Executive Officer."

Employment Agreement with our Chief Executive Officer

In the first quarter of fiscal year 2007, our Compensation Committee undertook a review of the compensation program for Mr. Bergeron, our Chief Executive Officer. The Compensation Committee was mindful of the substantial equity that Mr. Bergeron had acquired in 2002 in connection with the investment and recapitalization of our Company led by Mr. Bergeron and GTCR Golder Rauner and that the portion of the equity acquired in 2002 that was subject to vesting conditions would become fully vested by the end of the third quarter of fiscal year 2007. In conducting its review, the Compensation Committee also considered Mr. Bergeron's equity holdings and the vesting schedule of his equity awards to assess the extent to which those holdings and the remaining unvested awards helped to serve the Compensation Committee's goal of retaining and motivating Mr. Bergeron.

Our Compensation Committee determined that renewal of Mr. Bergeron's 2002 employment agreement was appropriate but also sought to establish a program that provided for longer term incentives designed to reward Mr. Bergeron for achieving operational and financial goals set by the Compensation Committee. The program was also designed to ensure that a significant portion of Mr. Bergeron's compensation would be directly correlated to value creation for our stockholders, including share price appreciation, thus aligning Mr. Bergeron's interests more directly with those of our stockholders. To achieve these objectives, the Compensation Committee determined that it would be appropriate to structure a performance-based equity award that would allow Mr. Bergeron to potentially earn significant equity-based compensation, provided that we achieved substantial improvement in financial and operating performance as measured by net income, as adjusted, per share, which is a non-GAAP financial measure generally used by investment analysts to evaluate our company's performance. Further, to align more fully Mr. Bergeron's incentives with our company's goal of enhancing shareholder value, the Compensation Committee determined that a portion of the equity awards should be subject to substantial share price appreciation. The Compensation Committee accomplished this by applying a 50% multiplier to the performance restricted stock units ("RSUs") to be earned if, in addition to meeting the stated financial performance goals, we also achieved substantial improvement in our share price performance, thereby enhancing shareholder wealth considerably.

Based on the Compensation Committee's review, in January 2007, we entered into an amended and restated employment agreement with Mr. Bergeron which entitles Mr. Bergeron to earn up to 900,000 performance RSUs over a three year period based upon growth in our net income, as adjusted, per share and our share price. Of these RSUs, 600,000 RSUs will vest in three annual tranches of 200,000 RSUs each in the event that we meet specified financial performance targets. For fiscal year 2007, vesting of 200,000 RSUs required that we report net income, as adjusted, per share of $1.60, which exceeded management's guidance for fiscal year 2007 at the date of the agreement. For fiscal years 2008 and 2009, vesting of 200,000 RSUs requires 20% annual increases in net income, as adjusted, per share. Net income, as adjusted, is to be determined on a basis consistent with our reported net income, as adjusted, for the fiscal year ended October 31, 2006. In addition, in each year, Mr. Bergeron may earn up to a further 100,000 RSUs but only if we achieve both the targeted improvement in net income, as adjusted, per share and a share price in excess of pre-established levels based on the volume weighted average price of our common stock (as reported on the NYSE) in the 10 trading days beginning with the second full trading day following our announcement of financial results for the applicable fiscal year ($43.20 per share for the fiscal year ended October 31, 2007, $51.84 per share for the fiscal year ended October 31, 2008, and $62.20 per share for the fiscal year ended October 31, 2009). Each year's RSU grant also has an additional service requirement under which any RSUs earned will not vest until the end of the fiscal year following the year for which the net income per share, as adjusted, target is met. As a result, the Compensation Committee believed that these RSUs would provide significant incentives to Mr. Bergeron to remain with us, continue to grow our business, and increase stockholder value. The performance targets for the fiscal years ended October 31, 2008 and October 31, 2007 were not met and therefore both the 200,000 performance and the 100,000 market units related to each of fiscal years 2008 and 2007 have been cancelled. Up to 200,000 performance units and 100,000 market units will vest on October 31, 2009, if the fiscal year 2009 targets are achieved.

The January 2007 amended and restated employment agreement with Mr. Bergeron also provided for an increase of Mr. Bergeron's fiscal year 2007 annual base salary from approximately $600,000 to $700,000, subject to annual increases at the discretion of the Compensation Committee. The Compensation Committee determined not to increase Mr. Bergeron's base salary for the fiscal year ended October 31, 2008. The agreement further provides for a potential annual cash bonus, of between 0 and 200% of the target bonus established by the Compensation Committee, with an initial target bonus for fiscal year 2007 of $900,000, compared to the $750,000 target bonus previously in effect. For the fiscal year 2008, the Compensation Committee kept the target bonus for Mr. Bergeron at $900,000. The cash bonus is to be based on Mr. Bergeron's performance and the achievement of pre-established performance criteria established by the Compensation Committee.

The term of the employment agreement ends on October 31, 2009, subject to automatic renewal for additional one-year periods six months prior to the termination date. If Mr. Bergeron's employment is terminated without Cause or if Mr. Bergeron terminates his employment for Good Reason (as such terms are defined in the employment agreement), then Mr. Bergeron may be entitled to severance equal to one year's current base salary and bonus paid for the prior fiscal year provided that any severance payments are conditioned on Mr. Bergeron's compliance with the noncompetition provisions of the employment agreement. We have the option to extend the noncompetition period for an additional year, by paying Mr. Bergeron an additional year's severance. Certain of our equity awards to Mr. Bergeron also include provisions for acceleration upon a Qualifying Termination in connection with a Change of Control as those terms are defined in the award agreements. See "Potential Payments Upon Termination or Change of Control."

Severance Agreement with our Chief Financial Officer

Mr. Dykes became our Chief Financial Officer on September 9, 2008. We entered into a severance agreement with Mr. Dykes effective September 2, 2008. The agreement requires us to provide specified payments and benefits to Mr. Dykes if we undergo a change in control that results in a qualifying termination. A qualifying termination occurs if Mr. Dykes' employment is terminated other than for cause or if he resigns for good reason in the period beginning 90 days prior to a change in control and ending 12 months after a change in control. A change in control for purposes of the agreement means any of the following events, subject to specified exceptions:

- any person or group of persons becomes the beneficial owner of 40% or more of our outstanding voting securities;
- the consummation of a merger or similar transaction that requires the approval of our stockholders (either for the transaction itself or for the issuance of securities);
- the sale of all or substantially all of our assets; and
- our liquidation or dissolution.

If there is a qualifying termination, we must pay Mr. Dykes, within 10 days following the date of termination, a sum equal to the total of (i) Mr. Dykes' base salary through the date of termination and any bonuses that have become payable and have not been paid or deferred, (ii) any accrued vacation pay and compensation previously deferred, other than pursuant to a tax-qualified plan and (iii) Mr. Dykes' annual base salary during the six-month period immediately prior to the date of termination. In connection with a qualifying termination, we must also provide Mr. Dykes with continuing health insurance and related benefits for six months following the date of termination.

In connection with a person or group of persons becoming the beneficial owner of 40% or more of our outstanding voting securities, a merger or similar transaction, or the sale of all or substantially all of our assets that constitutes a change in control, the severance agreement also provides for the full vesting of any stock options, restricted stock and other stock-based rights held by Mr. Dykes pursuant to our 2006 Equity Incentive Plan. The agreement provides for modification to these payments and other benefits in order to mitigate the tax effects on Mr. Dykes of a specified federal excise tax.

Under the severance agreement, Mr. Dykes has agreed that in the event of a tender or exchange offer, proxy contest or the execution of an agreement whose consummation would constitute a change in control, he will not voluntarily leave his employment with us (other than as a result of disability, mandatory retirement or for good reason) until the change in control occurs or is terminated. The severance agreement continues in effect until we give 12 months' written notice of cancellation, but the agreement ends immediately if Mr. Dykes' employment is terminated more than 90 days before a change in control.

Executive Services Agreement Relating to our Former Interim Chief Financial Officer

Mr. Knowles provided services to us pursuant to an executive services agreement entered into as of May 15, 2008, between Tatum, LLC, of which Mr. Knowles is a partner, and us. Mr. Knowles became an employee of ours on June 2, 2008 and became our interim chief financial officer on August 19, 2008, a position he held until the appointment of Mr. Dykes as chief financial officer on September 9, 2008. Under the terms of the executive services agreement, we paid Mr. Knowles a salary of $24,500 a month and paid Tatum a fee of $10,500 per month for each month that Mr. Knowles was employed by us. The agreement also provided for an annualized cash bonus of up to $60,000 based upon the achievement of certain operating objectives by us. 70% of such bonus was payable to Mr. Knowles and 30% of such bonus was payable to Tatum. We awarded a total cash bonus of $10,000, $7,000 of which was allocated to Mr. Knowles and $3,000 of which was allocated to Tatum, following the completion of Mr. Knowles' services with us. Mr. Knowles was also reimbursed by us for his temporary living expenses as well his expenses for commuting to our offices in San Jose, California. Mr. Knowles did not receive any benefits under our health insurance plans. However, Mr. Knowles was entitled to participate in our 401(k) plan.

Separation Agreement with our Former Chief Financial Officer

We entered into a separation agreement with Mr. Zwarenstein effective April 1, 2008, which, subject to the terms and conditions thereof, provides for the payment of a severance amount of $250,000, which represents Mr. Zwarenstein's right to severance under any and all severance agreements and policies, offset by $150,000 of quarterly bonus payments received by Mr. Zwarenstein with respect to our fiscal year ended October 31, 2007 which Mr. Zwarenstein agreed to reimburse to us because our restated results did not achieve the quarterly bonus targets. Mr. Zwarenstein is also entitled to receive certain health insurance and similar welfare benefits for up to 18 months from his resignation date. Indemnification and confidentiality provisions to which Mr. Zwarenstein is entitled or bound under pre-existing employment arrangements remain in full force and effect. We and Mr. Zwarenstein agreed to cooperate with one another to ensure an orderly transition and in respect of any ongoing legal proceedings or related matters. We and Mr. Zwarenstein also agreed to enter into mutual releases. Mr. Zwarenstein's employment with us terminated as of August 19, 2008.

Separation Agreement with our Former Executive Vice President, Global Operations

Isaac Angel resigned as our Executive Vice President, Global Operations effective January 1, 2008 and remained as an advisor to us through November 30, 2008. We entered into a separation agreement with Mr. Angel effective January 15, 2008, which, subject to the terms and conditions thereof, provides for a payment totaling approximately 3.8 million Israeli New Shekels, or $1,020,156 based on a Shekel to U.S. Dollar exchange rate of 3.743 on October 31, 2008. This payment consists primarily of a severance amount in accordance with Israeli labor laws equal to one month of his then current base salary multiplied by the number of years of service to us (including release of amounts previously deposited into a severance pay fund for such statutory severance), payout of accrued vacation, and a three month notice period payment. We also agreed to continue to provide certain benefits, including the use of a company car and use of a company cellular phone, and to continue the vesting of Mr. Angel's stock options during the period he served as an advisor to us. Mr. Angel received the statutory minimum employment wage in Israel during his employment as an advisor to us from January 1, 2008 through November 30, 2008. Indemnification, confidentiality and non-compete provisions to which Mr. Angel is entitled or bound under pre-existing employment arrangements remain in full force and effect. We and Mr. Angel also agreed to a mutual release of all claims related to his employment with us and agreed to cooperate with one another in respect of any existing or future legal proceedings.

Indemnification Agreements

As permitted by the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation that authorize and require us to indemnify our officers and directors to the full extent permitted under Delaware law, subject to limited exceptions. We have also entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers which may be broader than the specific indemnification provisions contained in Delaware law.

Determination of Compensation

Role of Compensation Consultants

We and the Compensation Committee consult from time to time with executive compensation consultants and consider the compensation levels of companies within our industry and other industries that compete for the same talent. Neither we nor the Compensation Committee has maintained any long-term contractual relationship with any compensation consultant. Periodically, we also retain compensation consultants to assist in the design of programs that affect named executive compensation. As described below, in fiscal year 2008, the Compensation Committee used market data and analysis from Compensia, an outside executive compensation consultant, in reviewing our compensation levels and the proposed structure of the compensation program for our Chief Executive Officer and other named executives. In addition, we subscribe to certain third party compensation survey services that allow us to access reports and compensation survey data detailing compensation practices at peer companies and in the relevant geographical locations for benchmarking purposes.

Competitive Data

For fiscal year 2008, our Compensation Committee relied upon market data and executive compensation data and trends of our peer group companies from three primary third party sources: Compensia, Equilar, Inc., a provider of executive compensation benchmarking solutions, and Radford, a provider of compensation market intelligence to the technology and life sciences industries. The peer group companies reviewed and approved by the Compensation Committee are primarily technology companies, some of which compete with us for business or for executive personnel. The Compensation Committee's intent was to choose peer group companies that have one or more attributes significantly similar to us, including size (evaluated on the basis of revenue), location, general industry, or products. The Compensation Committee reviewed this and other benchmarking data and market trends derived from additional surveys and market information with representatives of our Human Resources department and outside counsel. The following companies made up the peer group companies for fiscal year 2008:

Cadence Design Systems	Retalix
Intermec	salesforce.com
MICROS Systems	ScanSource
Novell	Sybase, Inc.
Palm	Zebra Technologies

The Compensation Committee used the compensation data and market trends described above as one of numerous factors in its decisions regarding compensation, and generally used such data and trends as a reference point in making decisions as to whether the contributions of each named executive are properly reflected in his compensation. The Compensation Committee also gave great weight to our business performance, including performance under several financial metrics, and individual performance as described below in its executive compensation decisions. It did not, however, separately consider the historical performance or future projected performance trends of any of these peer group companies relative to our historical performance or future projected performance trends for executive compensation purposes. The Compensation Committee applied a similar approach with respect to determinations of change of control or termination payments for our named executives, as further described below under "Potential Payments Upon Termination or Change of Control."

The Compensation Committee reviewed our executive compensation programs and practices, and analyzed, for each named executive, all existing elements of compensation (including base pay, cash bonus awards, and long-term compensation in the form of equity awards). The Compensation Committee compared these compensation components separately, and in total, to compensation at the peer group companies in an effort to set each element of compensation at a level such that the aggregate total compensation for each named executive is at or above the top quartile of peer group companies surveyed, due to performance and desire to retain and motivate our most talented and experienced executives.

Base Salary

The objective of base salary is to provide fixed compensation to a named executive that reflects his or her job responsibilities, experience, value to our company, and demonstrated performance. The salary of our Chief Executive Officer, Mr. Bergeron, for the 2008 fiscal year was determined by his employment agreement with us, as described above under, "Employment-Related Agreements with Named Executives — Employment Agreement with our Chief Executive Officer." The salaries for the other named executives were determined by the Compensation Committee based on a variety of factors including the following:

- The scope and importance of the named executive's responsibilities.
- The contribution and experience of the named executive.
- Competitive market information regarding salaries.
- The importance of retaining the named executive along with the competitiveness of the market for the named executive's role and responsibilities.
- The recommendation of our Chief Executive Officer based on his subjective evaluation of the individual's performance.
- The base salary of the named executive in prior fiscal years.
- The base salary of individual named executives as compared with each other.

Base salaries are typically reviewed annually in the first quarter of each fiscal year in connection with annual performance reviews and adjusted to take into account the factors described above.

Fiscal Year 2008 Base Salary Determination

The following table identifies actions taken during fiscal year 2008 with respect to the base salaries of the named executives:

Named Executives	Action
Douglas G. Bergeron	$700,000 per year in accordance with the salary set forth in his employment agreement
Robert Dykes	$420,000 per year in accordance with offer letter dated August 12, 2008, commencing September 2, 2008
Clinton Knowles(1)	$24,500 per month in accordance with Executive Services Agreement between Tatum, LLC and us, dated May 15, 2008
Barry Zwarenstein(2)	Retained base salary at the fiscal year 2007 level of $400,000
Isaac Angel	Effective January 1, 2008, Mr. Angel retired from his role as Executive Vice President, Global Operations, and served as an advisor to us until November 30, 2008. In connection with his employment as an advisor, Mr. Angel received the statutory minimum employment wage in Israel.
Elmore Waller	Retained base salary at the fiscal year 2007 level of $315,000

(1) Under the terms of his Executive Services Agreement, we paid Mr. Knowles a salary of $24,500 a month and paid Tatum a fee of $10,500 per month for each month that Mr. Knowles was employed by us.

(2) Mr. Zwarenstein's employment with us terminated as of August 19, 2008.

For the fiscal year ended October 31, 2008, the Compensation Committee decided to set the annual base salary of each of our named executives, including that of our Chief Executive Officer but excluding Messrs. Dykes and Knowles, at the same level as the annual base salary for the fiscal year ended October 31, 2007. The primary reason for such decision is because in fiscal year 2008 we restated our interim financial statements for fiscal year 2007. In the case of Mr. Dykes, who joined our company as Senior Vice President and Chief Financial Officer in September 2008, the Compensation Committee considered a number of factors, including similar arrangements in place at our peer group companies, the total compensation package to be offered to Mr. Dykes, the extent of Mr. Dykes' past experience, and Mr. Dykes' role and scope of responsibilities within our company. In the case of Mr. Knowles, the salary and fee paid to Tatum were negotiated with Tatum, LLC and were based upon a number of factors, including Mr. Knowles' experience and the fees for similar arrangements.

Performance-Based Bonuses

We pay quarterly and annual bonuses as a component of overall compensation as well as to provide an incentive and reward for superior performance. Quarterly bonuses are generally paid in cash in the following fiscal quarter based on the prior period's performance as compared to pre-determined performance goals and individual performance of the named executives during the quarter and are intended to account for approximately two-thirds of aggregate bonus compensation for our named executives, with the exception of Mr. Bergeron, who receives an annual bonus only. Annual bonuses are typically paid in the first fiscal quarter of each year based on our financial performance during the prior fiscal year and individual performance of the named executives. From time to time, we may also pay additional special one-time bonuses for exceptional performance or for the achievement of specific accomplishments that the Compensation Committee, after consultation with management, has determined are of significant importance to us.

In setting annual bonus compensation, which is usually intended to account for all of the bonus compensation of our CEO and at least one-third of overall bonus compensation of our other named executives, the Compensation Committee determines a target dollar value for annual bonus awards at the beginning of the fiscal year and has the discretion to deliver between 0% and 200% of the target annual bonus compensation for our CEO and between 0% and 100% of the target annual bonus compensation to our other named executives based on the following factors, with the goal of allocating at least 80% of a named executive's annual bonus based on objective performance-based factors:

- Our actual financial performance in comparison to internal financial performance forecasts prepared by our management and presented to the Compensation Committee and the Board of Directors in the first quarter of each fiscal year.

- Our stock price performance as compared to internal stock price appreciation targets and the stock price appreciation of our peers during the prior fiscal year. For purposes of this evaluation, our peers are those companies listed under "Competitive Data" above.

- Performance considerations relating to increased responsibilities performed by a named executive during the fiscal year which were not contemplated when the named executive's target bonus was established.

- Performance considerations relating to unforeseen events during the prior year.

- The Compensation Committee's subjective evaluation of the named executive's individual performance.

These factors are described in further detail below:

1. *Financial Performance*

In the first quarter of each fiscal year, the Compensation Committee and the Board of Directors receives financial forecasts from management. Based on its review of the financial forecasts and its assessment of the probability of achieving these forecasts, after consultation with management and the full Board, the Compensation Committee sets three financial performance metrics for the named executives. These metrics serve as the primary basis for the Compensation Committee's evaluation of our financial performance. These financial performance metrics are set forth below:

Financial Performance Metric	Description
Revenue	Revenue growth is an essential component of long-term success and viability. Revenue is calculated in accordance with generally accepted accounting principles ("GAAP").
Net Income, as Adjusted, Per Share(1)	Net income, as adjusted, per share growth provides an indicator as to our ability to generate returns on our operations and fund future growth. This is a non-GAAP financial measure that we have historically used to evaluate our performance and compare our current results with those for prior periods as well as with the results of other companies in its industry. This non-GAAP financial measure has also been used by investment analysts to evaluate our performance.
EBITDA, as Adjusted(1)	EBITDA, or earnings before interest, taxes, depreciation, and amortization, as adjusted, provides a good indicator of our financial performance by reference to cash generated by our business. EBITDA, as adjusted, is a non-GAAP measure that we use internally to evaluate the overall operating performance of our business.

(1) Net Income, as adjusted, per share and EBITDA, as adjusted, are non-GAAP financial measures that we use in addition to GAAP results to evaluate our performance and compare our results to other companies. EBITDA, as adjusted, is calculated by excluding the following GAAP items from net income (loss) as reported: interest expense and income, income taxes, depreciation, amortization, in-process research and development, stock-based compensation, acquisition related charges, restructuring costs, the non-cash portion of loss on debt extinguishment and write-off of capitalized software. Net Income, as adjusted, per share is calculated by excluding the following GAAP items from EBITDA, as adjusted: interest expense, net, restatement expenses, impairment of goodwill and intangible assets and restructuring costs, all presented on an after-tax basis, as well as changes in the valuation allowance of deferred tax assets. For the fiscal year ended October 31, 2008, our GAAP financial statements and the items to reconcile to our non-GAAP financial measures are described and included in our Form 8-K filed December 16, 2008 for our preliminary fourth quarter and fiscal year 2008 results; Form 8- K filed September 9, 2008 for our third quarter results; and Form 8-K filed August 19, 2008 for our first and second quarter results.

The Compensation Committee views financial performance, along with stock price performance, as the two most important factors in determining a named executive's annual bonus.

2. *Stock Price Performance*

In accordance with the compensation program goal of tying executive compensation to stock price performance, the Compensation Committee places significant weight on the stock price performance of our common stock in setting annual bonus awards. The stock price performance factor is divided into two elements. The first element consists of an absolute performance goal for target stock price appreciation from the date that we announce results for the prior fiscal year through the date that we announce results for the current fiscal year, or the "stock price performance period." The second element consists of a relative performance goal that compares our stock price appreciation during the stock price performance period to our peers that are identified under "Competitive Data" above.

3. *Unforeseen Events*

After the end of the fiscal year, the Compensation Committee reviews our actual performance against each of the financial and stock price performance metrics. In determining the extent to which the financial and stock price performance metrics are met for a given period, the Compensation Committee exercises its judgment whether to reflect or exclude the impact of changes in accounting principles and extraordinary, unusual, or infrequently occurring events. To the extent appropriate, the Compensation Committee will also consider the nature and impact of such events in the context of the bonus determination. Although the Compensation Committee believes that the bulk of the bonus should normally be based on objective measures of financial and stock performance, the Compensation Committee believes that in certain circumstances more subjective elements are also important in setting the bonus compensation of named executives.

We do not have a formal policy on the adjustment or recovery of awards or payments if the relative performance measures are restated or otherwise adjusted for our named executives other than with respect to the outstanding performance equity awards for Mr. Bergeron. For Mr. Bergeron, in certain circumstances in which we restate financial results such that the performance condition for an equity award tranche would no longer be met, then such award would be forfeited. However, the Compensation Committee expects that named executives will forfeit or return any award or payment to the extent that such award or payment was incorrectly awarded or paid because the relevant performance measures used to determine such award or payment are restated or otherwise adjusted in a manner that would reduce the size of the award or payment. As an example, the Compensation Committee requested (and our former Chief Financial Officer agreed), that our former Chief Financial Officer would upon departure from the company forfeit quarterly bonus payments previously received in respect of fiscal year 2007 because such quarterly bonus payments were awarded on the basis of financial performance measures that, following the company's restatement of its interim results for fiscal year 2007, were not met. The amount of these previous bonus payments was offset against contractual severance payments.

4. *Individual Performance*

The Compensation Committee recognizes that it is important to reward individual contributions. The Compensation Committee strives to reward individual performance by determining whether pre-established individual goals have been met and by determining the subjective performance of each named executive during the fiscal year.

In the first quarter of each fiscal year, the Compensation Committee sets a list of individual performance goals for our Chief Executive Officer after meeting with him. At this meeting, the Compensation Committee also reviews the individual performance goals that the Chief Executive Officer has set for the other named executives and makes adjustments to those performance goals as it deems appropriate.

After the completion of the fiscal year, the Compensation Committee has a meeting with the Chief Executive Officer to review whether the Chief Executive Officer's pre-established individual goals were met and to provide the Chief Executive Officer with an opportunity to present what he believes are his significant contributions to our company for the fiscal year. The Compensation Committee also reviews the individual performance of each other named executive with the Chief Executive Officer. In determining the overall individual performance of each named executive other than the Chief Executive Officer, the Compensation Committee places substantial weight on the Chief Executive Officer's recommendations.

5. *Compensation Committee Discretion*

Notwithstanding the foregoing, the Compensation Committee has the discretion, in appropriate circumstances, to award a bonus less than the amount determined by the steps set out above, including to award no bonus at all.

Fiscal Year 2008 Bonus Determinations

Determination of 2008 Annual Target Bonus Amount

In the first quarter of each fiscal year, the Compensation Committee sets a target bonus amount for each named executive. The target bonus takes into account all factors that the Compensation Committee deems relevant, with a focus on the objectives of our compensation program. In particular, the Compensation Committee evaluates individual and company performance during the last fiscal year and then existing competitive market conditions for executive talent in determining the target bonus of the named executives in the current fiscal year. The Compensation Committee also places significant weight on the recommendation of our Chief Executive Officer in setting target annual bonus compensation of the other named executives for the fiscal year. For the fiscal year ended October 31, 2008, Mr. Bergeron's target bonus was $900,000 in accordance with the terms of his employment agreement with us. In addition, for the fiscal year ended October 31, 2008, the annual target bonus for each of Mr. Zwarenstein and Mr. Waller were set at the same level as the annual target bonus amount for the fiscal year ended October 31, 2007.

Annual Target Bonus

For fiscal year 2008, the Compensation Committee approved the following target bonuses for the named executives:

Named Executive	Target Annual Bonus
Douglas G. Bergeron	$900,000
Robert Dykes(1)	$ —
Clinton Knowles(2)	$ 60,000
Barry Zwarenstein(3)	$100,000
Elmore Waller	$ 50,000
Isaac Angel(4)	$ —

(1) No annual target bonus for fiscal year 2008 was set for Mr. Dykes as he joined us in September 2008.

(2) Mr. Knowles was employed by us from June 2, 2008 to September 9, 2008. Mr. Knowles was eligible to receive an annualized cash bonus of up to $60,000 based upon the achievement of certain operating objectives by us in accordance with the Executive Services Agreement between Tatum, LLC and us dated May 15, 2008. Under the Executive Services Agreement, 70% of such bonus was payable to Mr. Knowles and 30% of such bonus was payable to Tatum, LLC, of which Mr. Knowles is a partner.

(3) We entered into a separation agreement with Mr. Zwarenstein effective April 1, 2008. Mr. Zwarenstein did not receive any payout of target bonus for fiscal year 2008.

(4) The Compensation Committee did not set a target bonus for Mr. Angel based on Mr. Angel's plan to retire from his role as Executive Vice President, Global Operations effective January 1, 2008.

As indicated above, Mr. Bergeron may receive between 0% and 200% of his annual target bonus and each other named executive may receive between 0% and 100% of his annual target bonus, in each case based on the Compensation Committee's review of the factors listed above, with the goal of allocating at least 80% of a named executive's annual bonus based on objective performance-based factors. Accordingly, each named executive may receive a bonus that is greater or less than his annual target bonus (and which could be zero), depending on whether, and to what extent performance and other conditions are satisfied and the Compensation Committee's evaluation of the named executive's performance.

Annual Bonus Awards

As discussed above, annual bonus awards are generally determined based on our actual financial performance compared to the forecasts developed at the beginning of the fiscal year. The weakening economy and declining global demand for our products and services, particularly beginning in the fourth fiscal quarter of 2008, were key factors in our determination of annual bonus awards for fiscal year 2008. In determining the amount of annual bonus paid to Mr. Waller for fiscal year 2008 equal to $25,000, we considered (1) Mr. Waller's contributions to our strong performance in the multi-lane retail market in fiscal year 2008, which resulted in achievement to plan in the 90th percentile (rounded to the nearest tenth percentile), (2) the declines in the petroleum solutions business, which resulted in an overall achievement to plan in the integrated solutions business in the 70th percentile (rounded to the nearest tenth percentile) and (3) the weaker overall corporate performance in fiscal year 2008 due to the adverse economic climate. Based upon Mr. Knowles' contributions during his service with us through September 9, 2008, and in particular for his contributions to our third quarter 2008 close and the timely filing of our interim financial statements on Form 10-Q for that quarter, we awarded a total cash bonus of $10,000, $7,000 of which was allocated to Mr. Knowles and $3,000 of which was allocated to Tatum, following the completion of Mr. Knowles' services with us. We did not pay out any target bonus to Mr. Zwarenstein for fiscal year 2008. In addition, because the performance criteria established by the Compensation Committee for Mr. Bergeron's target bonus were not met, no target bonus payment was made to Mr. Bergeron for fiscal year 2008.

Determination of 2008 Quarterly Target Bonus Amounts

In the first quarter of each fiscal year, the Compensation Committee sets quarterly bonus targets for each of our named executives other than our CEO. Approximately 80% of the quarterly bonus targets will generally be awarded if performance-based goals established by the Compensation Committee for the quarter are met. We set target quarterly bonuses for Mr. Zwarenstein but did not pay out any target bonus to him for fiscal year 2008 and, in connection with his separation agreement with us, effective April 1, 2008, Mr. Zwarenstein agreed to reimburse us $150,000 of quarterly bonus payments which he had received with respect to our fiscal year ended October 31, 2007 because our restated results for the relevant periods did not meet the quarterly financial performance targets for bonus eligibility. Mr. Waller's performance-based goals were based on (A) the amount contributed by his business unit to our operating income for the quarter and (B) the gross margin achieved by his business unit for the quarter. If Mr. Waller's business units contributed between 85% and 100% of his performance-based goal, he may be entitled to receive a reduced portion of his performance-based quarterly bonuses. Mr. Waller's performance-based bonus could also exceed 100% of the target performance-based quarterly bonus if his business units contributed in excess of 100% of his performance-based goal. Approximately 20% of the quarterly bonus target will be awarded if the named executive has met or exceeded the expectations of our CEO based on our CEO's subjective review of the named executive's individual performance during the quarter. The Compensation Committee approved the following target bonuses for fiscal year 2008 for the named executives:

Named Executive	Q1 Performance Target Bonus	Q1 Individual Target Bonus	Q2 Performance Target Bonus	Q2 Individual Target Bonus	Q3 Performance Target Bonus	Q3 Individual Target Bonus	Q4 Performance Target Bonus	Q4 Individual Target Bonus
Robert Dykes(1)	—	—	—	—	—	—	—	—
Clinton Knowles(2)	—	—	—	—	—	—	—	—
Barry Zwarenstein(3) ...	$40,000	$10,000	$40,000	$10,000	$40,000	$10,000	$40,000	$10,000
Isaac Angel(4)	—	—	—	—	—	—	—	—
Elmore Waller	$25,000	$ 5,000	$25,000	$ 5,000	$25,000	$ 5,000	$25,000	$ 5,000

(1) Mr. Dykes joined us as Senior Vice President effective September 2, 2008 and Chief Financial Officer effective immediately following the filing of our Quarterly Report on Form 10-Q on September 9, 2008.

(2) Mr. Knowles served as our Interim Chief Financial Officer from August 19, 2008 through September 9, 2008.

(3) We entered into a separation agreement with Mr. Zwarenstein effective April 1, 2008. We did not pay out any target bonus to Mr. Zwarenstein for fiscal year 2008 and, in connection with his separation agreement with us, Mr. Zwarenstein agreed to reimburse us $150,000 of quarterly bonus payments which he had received with respect to our fiscal year ended October 31, 2007 because our restated results did not meet the quarterly financial performance targets for bonus eligibility.

(4) The Compensation Committee did not set a target bonus for Mr. Angel based on Mr. Angel's plan to retire from his role as Executive Vice President, Global Operations effective January 1, 2008.

Quarterly Bonus Awards

The following quarterly bonus awards were actually made to our named executives in fiscal year 2008:

Named Executive	Q1 Performance Bonus Paid	Q1 Individual Bonus Paid	Q2 Performance Bonus Paid	Q2 Individual Bonus Paid	Q3 Performance Bonus Paid	Q3 Individual Bonus Paid	Q4 Performance Bonus Paid	Q4 Individual Bonus Paid
Robert Dykes(1)	—	—	—	—	—	—	—	—
Clinton Knowles(2)	—	—	—	—	—	—	—	—
Barry Zwarenstein(3)	—	—	—	—	—	—	—	—
Isaac Angel(4)	—	—	—	—	—	—	—	—
Elmore Waller(5)	$15,000	$3,000	$5,000	$—	$9,375	$2,500	$—	$5,000

(1) Mr. Dykes joined us as Senior Vice President effective September 2, 2008 and Chief Financial Officer effective immediately following the filing of our Quarterly Report on Form 10-Q on September 9, 2008.

(2) Mr. Knowles served as our Interim Chief Financial Officer from August 19, 2008 through September 9, 2008.

(3) We entered into a separation agreement with Mr. Zwarenstein effective April 1, 2008. We did not pay out any target bonus to Mr. Zwarenstein for fiscal year 2008 and, in connection with his separation agreement with us, Mr. Zwarenstein agreed to reimburse us $150,000 of quarterly bonus payments which he had received with respect to our fiscal year ended October 31, 2007 because our restated results did not meet the quarterly financial performance targets for bonus eligibility.

(4) The Compensation Committee did not set a target bonus for Mr. Angel based on Mr. Angel's plan to retire from his role as Executive Vice President, Global Operations effective January 1, 2008.

(5) The performance target bonus payments to Mr. Waller were based on the achievement of preset targets for the contribution margin and gross margin of Mr. Waller's business unit, which were impacted to some extent by market conditions. For fiscal year 2008, the business unit's gross margin and contribution margin targets for each fiscal quarter were determined based on specific gross margin and contribution margin improvements built into our company-wide plan and year over year growth goals. For fiscal year 2008, Mr. Waller's achievement of these targets, rounded to the nearest tenth percentile, were 90th percentile for both targets in Q1; 70th percentile for contribution margin and over 100% for gross margin in Q2; 80th percentile for contribution margin and over 100% for gross margin in Q3; and 80th percentile for contribution margin and 90th percentile for gross margin in Q4. The individual bonus amounts paid to Mr. Waller for fiscal year 2008 were based on our CEO's subjective review of Mr. Waller's individual performance, which took into consideration, among other factors, staff management and development, business strategy execution, sales forecast accuracy and inventory management.

One-Time Bonuses

For fiscal year 2008, the Compensation Committee did not make any awards of one-time bonuses.

Long-Term Equity Incentive Compensation

On an annual basis, usually at the mid-point of each fiscal year, the Compensation Committee determines whether to make long-term incentive awards to each named executive, with the exception of our Chief Executive Officer, whose long-term incentive awards are determined solely on the basis of the objective performance-based criteria set forth in his employment agreement and which are described under "Employment-Related Agreements with Named Executives — *Employment Agreement with our Chief Executive Officer*" above.

Amount of Incentive Compensation. The amount of long-term incentive compensation, if any, awarded each year to the other named executives is determined by the Compensation Committee, in consultation with our

Chief Executive Officer, after taking into account our overall compensation program objectives. These grants are intended to serve as incentives for our named executives to remain with us and continue that performance and to tie a substantial amount of their overall compensation to the long-term performance of our common stock. In making awards of options and restricted stock units for our named executives, the Compensation Committee determined that at least one-third of total compensation for each of the named executives other than Mr. Bergeron should be in the form of these awards to ensure that the interests of each of our named executives is aligned with the interests of our stockholders. The Compensation Committee has determined that the value of restricted stock units for purposes of the long-term incentive compensation determination should be based on the value of the underlying common stock on the date of grant. We have determined that the value of stock options for purposes of the long-term incentive compensation determination should be based on the Black-Scholes value of the stock option on the date of grant.

Mix of Awards. We view stock options as a way to link the compensation of our named executives directly to value creation for our stockholders, because the amount that a named executive realizes from stock options depends solely on the increase in value of our common stock from the grant date of the option. We view restricted stock units, which are an unsecured promise to deliver shares of our common stock, as a method to economically place each recipient of a restricted stock unit in the same position as a stockholder because the amount that a recipient ultimately receives from a restricted stock unit depends on the actual value of shares of common stock when the shares underlying the restricted stock units are delivered.

The Compensation Committee has determined that a mix of stock options and restricted stock units should normally be granted to our named executives to provide an appropriate allocation of performance and retention incentives that take into account the greater risks associated with options as compared to restricted stock units. The Compensation Committee weighted long-term incentives more towards restricted stock units because this award reflects both increases and decreases in stock price from the grant date market price as a way of tying compensation more closely to changes in stockholder value at all levels. In addition, weighting toward restricted stock units allows the Compensation Committee to deliver equivalent value with less use of authorized shares.

Vesting of Long-Term Incentives. Generally stock options granted to executives become exercisable as to 25% of the grant approximately one year after the grant date and as to the remainder of the grant in equal quarterly installments over the following three years. The stock option life is seven years from the date of grant and offers named executives the right to purchase the stated number of shares of our common stock at an exercise price per share determined on the date of grant. Stock options have value only to the extent the price of our shares on the date of exercise exceeds the applicable exercise price.

Restricted stock units also generally vest as to 25% of the grant approximately one year after the grant date and as to the remainder in equal quarterly installments over the following three years and upon vesting, shares of our common stock are delivered on a one-for-one basis.

Accounting Considerations. All equity grants are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payment.* It should be noted that the Compensation Committee did not attribute significant weight to the accounting charges associated with grants of options and restricted stock units granted to our named executives in light of the fact that these items do not directly relate to the performance of our named executives.

Equity Grant Procedures. Equity awards to our employees are awarded only on dates that the Compensation Committee meets. As a result of this procedure, we have historically awarded equity grants to our named executives (other than our Chief Executive Officer) based on an annual review of employee equity awards at the Compensation Committee's regularly scheduled meeting in March of each year. However, in 2008, the Compensation Committee did not commence its annual review of employee equity awards until September 2008, following the completion of our restatement of our financial statements and the filings of our Form 10-K for fiscal year 2007 and Form 10-Qs for the first and second quarters of fiscal year 2008.

Fiscal Year 2008 Long-Term Incentive Determinations

Because none of the performance criteria set forth in Mr. Bergeron's employment agreement were met for fiscal year 2007, the 300,000 RSUs that could have vested under Mr. Bergeron's employment agreement as a result of fiscal year 2007 performance were cancelled in the first quarter of fiscal year 2008. Pursuant to his employment agreement, for fiscal year 2008 Mr. Bergeron was entitled to vest another tranche of 300,000 RSUs if he met certain specified performance targets. Because such performance criteria were not met for fiscal year 2008, the 300,000 RSUs that could have vested under Mr. Bergeron's employment agreement as a result of fiscal year 2008 performance were cancelled in the first quarter of fiscal year 2009.

Mr. Dykes joined us in September 2008 as Senior Vice President and Chief Financial Officer. Our Compensation Committee and Board approved an equity award of 500,000 options to Mr. Dykes, of which 400,000 options vest over four years and 100,000 options vest over a five year deferred vesting schedule. On November 21, 2008, Mr. Dykes voluntarily relinquished these equity awards back to us and they have been cancelled.

Except as provided above, no other named executives received an equity award in fiscal year 2008, primarily due to the fact that we restated our fiscal year 2007 interim financial statements during the year.

Perquisites and Benefits

Other than with respect to Isaac Angel, we do not provide perquisites or personal benefits (such as financial services, air travel (other than reimbursement for business travel), country club memberships or car allowances) to the named executives other than standard health benefits available to all employees. Up through Mr. Angel's retirement on January 1, 2008, from his position as Executive Vice President, Global Operations, we provided Mr. Angel with the use of a car and a recuperation allowance benefit as is customary for executive employees of Israel, Mr. Angel's home country. We also reimbursed Mr. Angel for the cost of his home telephone use. These benefits were previously provided to Mr. Angel in connection with his employment at Lipman, which we acquired on November 1, 2006. Following Mr. Angel's retirement, from January 1, 2008 through November 30, 2008, Mr. Angel served as an advisor to us. Under Mr. Angel's separation agreement, we continued to provide Mr. Angel with the use of a company car, recuperation allowance benefit and use of a company cellular phone during his term as an advisor to us. See "Employment-Related Agreements with Named Executives — Separation Agreement with our Former Executive Vice President, Global Operations."

EXECUTIVE COMPENSATION

Summary Compensation

The following table sets forth compensation awarded to, paid to, or earned by VeriFone's named executives during fiscal years 2008 and 2007.

Summary Compensation Table

	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Comp Earnings ($)	All Other Compensation ($)	Total ($)
Douglas G. Bergeron	2008	700,000	—	288,600(3)	534,808	—	—	7,614(4)	1,531,022
Chief Executive Officer	2007	700,000	—	287,499(3)	564,631	—	—	46,968	1,599,098
Robert Dykes Senior Vice President and Chief Financial Officer(5)	2008	68,385	—	—	136,072(6)	—	—	844(7)	205,301
Clinton Knowles Former Interim Chief Financial Officer(8)	2008	113,221(9)	7,000	—	—	—	—	3,488(10)	123,709
Barry Zwarenstein	2008	364,101	—	347,381	518,230	—	—	255,387(12)	1,485,099
Former Executive Vice President and Chief Financial Officer(11)	2007	400,000	30,000(13)	346,744	463,779	120,000(13)	—	4,864	1,365,387
Isaac Angel	2008	160,989(15)	—	—	417,030	—	—	797,560(16)	1,375,579
Former Executive Vice President, Global Operations(14)	2007	321,900(15)	—	—	3,503,039	192,284	—	102,173	4,119,396
Elmore Waller	2008	315,000	35,500	72,150	398,791	29,375	—	864(17)	851,680
Executive Vice President, Integrated Solutions	2007	315,000	50,000	71,875	336,705	70,613	—	1,907(18)	846,100

(1) Amounts shown in this column reflect our accounting expense for these restricted stock unit awards and do not reflect whether the recipient has actually realized a financial benefit from the awards (such as by vesting in a restricted stock unit award). This column represents the dollar amount recognized for financial statement reporting purposes with respect to each fiscal year for the fair value of restricted stock units granted to the named executives in accordance with SFAS No. 123(R). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. No stock awards were forfeited by any of the named executives during fiscal years 2008 and 2007. For information on the valuation assumptions used for the calculation of these amounts, refer to "Stockholders' Equity" of the notes to consolidated financial statements included in our Annual Report on Form 10-K for each of our fiscal years. See the Grants of Plan-Based Awards table below for information on awards made in fiscal year 2008.

(2) Amounts shown in this column reflect our accounting expense for these awards and do not reflect whether the recipient has actually realized a financial benefit from the awards (such as by exercising stock options). This column represents the dollar amount recognized for financial statement reporting purposes with respect to each fiscal year for the fair value of stock options granted to the named executives. The fair value was estimated using the Black-Scholes option pricing model in accordance with SFAS No. 123(R). Pursuant to SEC rules, amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For information on the valuation assumptions used for the calculation of these amounts, refer to "Stockholders' Equity" of the notes to consolidated financial statements included in our Annual Report on Form 10-K for each of our fiscal years. See the Grants of Plan-Based Awards table below for information on awards made in fiscal year 2008.

(3) On January 4, 2007, we granted a total of 900,000 RSUs to Mr. Bergeron. All these RSUs have performance and/or market- based vesting. The fiscal year 2008 targets were finalized on August 19, 2008, the grant date for FAS123(R) purposes. As of October 31, 2008, we had not recognized any compensation expense related to these RSUs as the financial targets for fiscal years 2008 and 2007 were not achieved. The 200,000 performance based units and 100,000 market units for each of fiscal years 2007 and 2008 were cancelled as the financial targets related to these RSUs were not achieved. Up to 200,000 performance units and 100,000 market units will vest on October 31, 2009, if the fiscal year 2009 targets are achieved.

(4) Includes $6,750 of company 401(k) plan matching contribution and $864 of life insurance premiums.

(5) Mr. Dykes joined us as Senior Vice President effective September 2, 2008 and Chief Financial Officer effective immediately following the filing of our Quarterly Report on Form 10-Q on September 9, 2008.

(6) Represents option grants for the purchase of an aggregate 500,000 shares of Common Stock. On November 21, 2008, Mr. Dykes voluntarily relinquished these options back to us and they have been cancelled.

(7) Includes $700 of company 401(k) plan matching contribution and $144 of life insurance premiums.

(8) Mr. Knowles served as our Interim Chief Financial Officer from August 19, 2008 through September 9, 2008.

(9) In addition to the salary paid to Mr. Knowles, during Mr. Knowles' employment with us, we paid a monthly fee of $10,500 to Tatum LLC, of which Mr. Knowles is a partner.

(10) Includes $3,128 of company 401(k) plan matching contribution and $360 of life insurance premiums.

(11) Mr. Zwarenstein resigned from his role as Executive Vice President and Chief Financial Officer effective August 19, 2008.

(12) Includes net severance payment to Mr. Zwarenstein of $250,000 pursuant to the separation agreement between Mr. Zwarenstein and us dated April 1, 2008. Also includes $4,667 of company 401(k) plan matching contribution and $720 life insurance premium.

(13) Comprised of the quarterly bonus awards paid to Mr. Zwarenstein during fiscal year 2007. Pursuant to the separation agreement between Mr. Zwarenstein and us, Mr. Zwarenstein agreed to reimburse to us the quarterly bonuses totaling $150,000 paid in fiscal year 2007 because our restated results in the relevant periods did not achieve the quarterly bonus targets.

(14) Effective January 1, 2008, Mr. Angel retired from his role as Executive Vice President, Global Operations, and became an advisor to us. In connection with his employment as an advisor, Mr. Angel receives the statutory minimum employment wage in Israel.

(15) Fiscal year 2008 amount consists of salary of $60,120, study fund contributions of $3,379 and payment for accrued but unused vacation of $97,490 pursuant to the separation agreement between Mr. Angel and us, dated January 15, 2008. Amounts have been converted from Israeli New Shekels to U.S. Dollars at the October 31, 2008 exchange rate of 3.743 Shekels per one U.S. Dollar. Fiscal year 2007 amount converted from Israeli New Shekels to U.S. Dollars at the October 31, 2007 exchange rate of 3.963 to 1 and consists of salary of $302,760 and study fund contributions of $19,140.

(16) Comprised of one-time, lump sum severance payment of $636,176 and notice period payment of $91,284 paid to Mr. Angel under the separation agreement between Mr. Angel and us dated January 15, 2008. Also includes other customary Israeli benefits paid to Mr. Angel, including car allowance of $41,042, tax reimbursements of $2,540 for the car allowance, and $26,518 for social benefits, disability insurance, study fund, social security payments, phone lines, recuperation pay, and publication subscriptions. These amounts have been converted from Israeli New Shekels to U.S. Dollar at the October 31, 2008 exchange rate of 3.743 to 1.

(17) Includes $864 of life insurance premium.

(18) Includes $1,043 relating to the difference between the fair value at the time of the grant of restricted stock and the purchase price for restricted stock granted under our 2002 Securities Purchase Plan. The amount represents the pro rata amount of such discount for the restricted stock vesting during the fiscal year. Also includes $864 of life insurance premium.

Grants of Plan-Based Awards

The following table sets forth certain information with respect to grants of plan-based awards in fiscal year 2008 to our named executives, including cash awards and equity awards. The option and restricted stock unit awards granted to our named executives in fiscal year 2008 were granted under our 2006 Equity Incentive Plan. For each option award, one quarter of the award vests after one year, and the remainder vests ratably by quarter over the succeeding three years. Each option award has a term of seven years.

Name	Grant Date	Board Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)(3)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Douglas G. Bergeron Chief Executive Officer	8/19/2008(1)	1/4/2007(1)	—	—	—	—	200,000(2)	300,000(2)	—	—	—	$2,946,000
Robert Dykes(4) Senior Vice President and Chief Financial Officer	9/2/2008	8/15/2008	—	—	—	—	—	—	—	400,000(5)	$19.99	$2,993,080
	9/2/2008	8/15/2008	—	—	—	—	—	—	—	100,000(5)	$19.99	$ 748,270
Clinton Knowles Former Interim Chief Financial Officer	—	—	—	—	—	—	—	—	—	—	—	—
Barry Zwarenstein Former Executive Vice President and Chief Financial Officer	—	—	—	—	—	—	—	—	—	—	—	—
Isaac Angel Former Executive Vice President, Global Operations	—	—	—	—	—	—	—	—	—	—	—	—
Elmore Waller Executive Vice President, Integrated Solutions	—	—	—	—	—	—	—	—	—	—	—	—

(1) On January 4, 2007, the Board Approval Date, we granted a total of 900,000 RSUs to Mr. Bergeron. These RSUs vest in three equal, annual tranches based on performance and market targets set at the beginning of each fiscal year. We finalized the financial targets for the tranche subject to vesting in fiscal year 2009 on August 19, 2008, which is the grant date for SFAS No. 123(R) purposes.

(2) Reflects threshold, target and maximum number of performance share awards related to fiscal year 2008 financial targets, granted under the 2006 Equity Incentive Plan, as described in "Compensation Discussion and Analysis." No compensation expense was recognized related to these units in fiscal year 2008 because the fiscal year 2008 financial targets were not achieved. The 200,000 performance units and the 100,000 market units related to fiscal year 2008 financial targets have been cancelled.

(3) Reflects the grant date fair value of each target equity award computed in accordance with SFAS No. 123(R). The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended October 31, 2008 filed with the SEC on January 14, 2009. These amounts do not correspond to the actual value that will be realized by the named executives.

(4) Mr. Dykes joined us as Senior Vice President effective September 2, 2008 and Chief Financial Officer effective immediately following the filing of our Quarterly Report on Form 10-Q on September 9, 2008.

(5) On November 21, 2008, Mr. Dykes voluntarily relinquished these options back to us and they have been cancelled.

Outstanding Equity Awards at Fiscal 2008 Year-End

The following table provides information about unexercised options, stock that has not vested and other equity incentive plan awards that have not vested for each of our named executives as of October 31, 2008.

		Option Awards					Stock Awards			
Name	Option/ Award Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have not Vested (#)	Market Value of Shares or Units of Stock That Have not Vested ($)(4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have not Vested ($)(4)
Douglas G. Bergeron	3/22/2006(1)	140,625	84,375		28.86	3/22/2013				
Chief Executive Officer	3/22/2006(2)						15,000	170,400		
	8/19/2008(3)								300,000	3,408,000
Robert Dykes(5)	9/2/2008(6)		400,000		19.99	9/2/2015				
Senior Vice President and Chief Financial Officer	9/2/2008(7)		100,000		19.99	9/2/2015				
Clinton Knowles(8) Former Interim Chief Financial Officer										
Barry Zwarenstein(9)	7/2/2007(10)	8,750			35.47	11/18/2008				
Former Executive Vice President and Chief Financial Officer	3/22/2006(1)	45,000			28.86	11/18/2008				
Isaac Angel(11)	7/2/2007(10)	10,937	24,063		35.47	2/28/2009				
Former Executive Vice	11/1/2006(12)	65,625	84,375		30.00	2/28/2009				
President, Global Operations	4/10/2006(13)	200,000			28.52	11/30/2009				
Elmore Waller	7/2/2007(10)	10,937	24,063		35.47	7/2/2014				
Executive Vice President,	1/3/2007(14)	10,937	14,063		35.45	1/3/2014				
Integrated Solutions	3/22/2006(1)	25,000	15,000		28.86	3/22/2013				
	1/7/2005(15)	32,215	37,500		10.00	1/7/2015				
	12/9/2003(16)	2,000	500		3.05	12/9/2013				
	3/22/2006(2)						3,750	42,600		

(1) Shares subject to this option vest and become exercisable as to 1/4 of the shares on March 22, 2007 and 1/16 of shares each quarter thereafter.

(2) Shares subject to this RSU vest and become exercisable as to 1/4 of the shares on March 22, 2007 and 1/16 of shares each quarter thereafter.

(3) On January 4, 2007, we granted a total of 900,000 RSUs to Mr. Bergeron. All these RSUs have performance based and/or market based vesting. The fiscal year 2008 targets were finalized on August 19, 2008, the grant date for SFAS123(R) purposes. The 200,000 performance based units and 100,000 market units for each of fiscal years 2007 and 2008 were cancelled as the financial targets related to these RSUs were not achieved. Up to 200,000 performance units and 100,000 market units will vest on October 31, 2009, if the fiscal year 2009 targets are achieved.

(4) Market value of units of stock that have not vested is computed by multiplying (i) $11.36, the closing price on October 31, 2008, by (ii) the number of units of stock.

(5) Mr. Dykes joined us as Senior Vice President effective September 2, 2008 and Chief Financial Officer effective immediately following the filing of our Quarterly Report on Form 10-Q on September 9, 2008.

(6) Shares subject to this option vest and become exercisable as to 1/4 of the shares on September 2, 2009 and 1/16 of shares each quarter thereafter. On November 21, 2008, Mr. Dykes voluntarily relinquished this option back to us and it has been cancelled.

(7) Shares subject to this option vest and become exercisable as to 1/4 of the shares on September 2, 2010 and 1/16 of shares each quarter thereafter. On November 21, 2008, Mr. Dykes voluntarily relinquished this option back to us and it has been cancelled.

(8) Mr. Knowles served as our Interim Chief Financial Officer from August 19, 2008 through September 9, 2008. We did not grant Mr. Knowles any stock based awards.

(9) Mr. Zwarenstein resigned from his role as Executive Vice President and Chief Financial Officer effective August 19, 2008. Following his termination of employment, Mr. Zwarenstein had until November 11, 2008 to exercise his outstanding options.

(10) Shares subject to this option vest and become exercisable as to 1/4 of the shares on July 2, 2008 and 1/16 of shares each quarter thereafter.

(11) Mr. Angel resigned from his role as Executive Vice President, Global Operations effective January 1, 2008 and was an advisor to us through November 30, 2008.

(12) Shares subject to this option vest and become exercisable as to 1/4 of the shares on November 1, 2007 and 1/16 of shares each quarter thereafter.

(13) Shares subject to this option vest and become exercisable as to 1/2 of the shares on April 10, 2008, 1/4 of the shares on April 10, 2009, and 1/4 of the shares on April 10, 2010.

(14) Shares subject to this option vest and become exercisable as to 1/4 of the shares on January 3, 2008 and 1/16 of shares each quarter thereafter.

(15) Shares subject to this option vest and become exercisable as to 1/5 of the shares on December 1, 2006 and 1/20 of shares each quarter thereafter.

(16) Shares subject to this option vest and become exercisable as to 1/5 of the shares on January 1, 2005 and 1/20 of shares each quarter thereafter.

Fiscal Year 2008 Option Exercises and Stock Vested

The following table presents information concerning the aggregate number of shares for which options were exercised during fiscal year 2008 for each of the named executives. In addition, the table presents information on shares that were acquired upon vesting of stock awards during fiscal year 2008 for any of the named executives on an aggregated basis.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)(2)
Douglas G. Bergeron Chief Executive Officer	—	—	10,000	171,575
Robert Dykes Senior Vice President and Chief Financial Officer	—	—	—	—
Clinton Knowles Former Interim Chief Financial Officer	—	—	—	—
Barry Zwarenstein Former Executive Vice President and Chief Financial Officer	145,570	2,010,994	9,375	161,656
Elmore Waller Executive Vice President, Integrated Solutions	10,000	386,143	2,500	42,894
Isaac Angel Former Executive Vice President, Global Operations	—	—	—	—

(1) The value realized on the exercise is calculated as the difference between the fair market value of the shares on the date of exercise and the applicable exercise price for those options.

(2) The value realized on the shares acquired is the fair market value of the shares on the date of vesting, which is the closing price on such date of our stock as traded on the NYSE.

Potential Payments Upon Termination or Change of Control

Our change of control arrangements with Mr. Bergeron and Mr. Dykes are included in their agreements with us as described above under the caption "Employment Agreement with our Chief Executive Officer" and the caption "Severance Agreement with our Chief Financial Officer". In determining the terms and scope of the change of control arrangements with Messrs. Bergeron and Dykes, our Compensation Committee considered (i) the employment agreement that Mr. Bergeron entered into in connection with the acquisition and recapitalization of our company led by him and a private equity firm in 2002, (ii) the change-in-control severance agreement that our former Chief Financial Officer had entered into in connection with his initial employment in July 2004, and (iii) similar arrangements in place at our "peer" companies as described above under "Determination of Compensation — Role of Compensation Consultants" and "— Competitive Data." In addition, certain of our equity awards in fiscal year 2006 and in early fiscal year 2007 to our named executives provide for acceleration of vesting in the event of an involuntary or constructive termination three months prior to or eighteen months following a change of control.

Our employment agreement with Mr. Zwarenstein, our former Executive Vice President and Chief Financial Officer, contained a change of control arrangement. Under Israeli law, Mr. Angel, our former Executive Vice President of Global Operations, was entitled to certain statutory severance payments in accordance with Israeli law. Mr. Angel retired as Executive Vice President of Global Operations effective January 1, 2008 and became an advisor to us through November 30, 2008.

None of our named executives is entitled to a severance payment unless the change of control event is followed by, or in the case of equity awards with a change of control provision three months preceding, an involuntary or constructive termination. All such payments and benefits would be provided by us.

The tables below outline the potential payments and benefits payable to each named executive in the event of involuntary termination, or change of control, as if such event had occurred as of October 31, 2008.

Involuntary or Constructive Involuntary Termination

Name	Salary Continuation	Cash-Based Incentive Award	Continuation of Benefits	Intrinsic Value of Unvested RSUs(5)	Intrinsic Value of Unvested Options(6)
Douglas Bergeron(1)	$700,000	$—(2)	$41,412	$—	$—
Robert Dykes	$210,000	$—	$ 7,453	$—	$—
Barry Zwarenstein(3)	$ —	$—	$ —	$—	$—
Isaac Angel(4)	$ —	$—	$ —	$—	$—
Elmore Waller	$ —	$—	$ —	$—	$—

Involuntary or Constructive Involuntary Termination Following a Change of Control

Name	Salary Continuation	Cash-Based Incentive Award	Continuation of Benefits	Intrinsic Value of Unvested RSUs(5)	Intrinsic Value of Unvested Options(6)
Douglas Bergeron(1)	$700,000	$—(2)	$41,412	$170,400	$—
Robert Dykes	$210,000	$—	$ 7,453	$ —	$—
Barry Zwarenstein(3)	$ —	$—	$ —	$ —	$—
Isaac Angel(4)	$ —	$—	$ —	$ —	$—
Elmore Waller	$ —	$—	$ —	$ 42,600	$—

(1) We have the option to extend the noncompetition period under Mr. Bergeron's employment agreement with us for an additional year by paying Mr. Bergeron an additional year's severance.

(2) Based on Mr. Bergeron's bonus payment of $0 in 2007. Under the terms of Mr. Bergeron's Employment Agreement with us, Mr. Bergeron is entitled to payment equal to the amount of bonus payment paid to him in the immediately previous full fiscal year.

(3) Mr. Zwarenstein's employment terminated prior to October 31, 2008.

(4) Based on Israeli labor laws, an Israeli employee, such as Mr. Angel, is entitled to severance pay upon termination of employment by the employer for any reason, including retirement, based on the most recent monthly base salary of such employee multiplied by the number of years of employment of such employee. Effective January 1, 2008, Mr. Angel retired from his role as Executive Vice President, Global Operations. Pursuant to the separation agreement between Mr. Angel and us dated January 15, 2008, we paid Mr. Angel statutory severance and other payments. See "Employment-Related Agreements with Named Executives — Separation Agreement with our Former Executive Vice President, Global Operations."

(5) Calculated by taking the product of the closing market price of our common stock on October 31, 2008, of $11.36, and RSUs subject to acceleration.

(6) Based on the closing market price of our common stock on October 31, 2008, of $11.36, and the respective exercise prices of unvested options subject to acceleration. No intrinsic value is attributed to unvested options subject to acceleration which have exercise prices above the closing market price of our common stock on October 31, 2008.

DIRECTOR COMPENSATION

For fiscal year 2008, all directors who are not our employees were entitled to receive annual fees for service on the Board and Board committees as follows:

Annual director retainer	$35,000
Chairman of the Board retainer	$45,000
Annual committee chair retainers:	
Audit Committee	$20,000
Compensation Committee	$10,000
Corporate Governance and Nominating Committee	$10,000
Annual committee member retainers:	
Audit Committee	$10,000
Compensation Committee	$ 5,000
Corporate Governance and Nominating Committee	$ 5,000

For fiscal year 2008, the Board retained the same fee levels as for fiscal year 2007. All annual fees are paid in quarterly installments. In addition, under our Outside Directors' Stock Option Plan, we have granted to each director who is not our employee, upon the director's initial appointment to the Board, options to purchase 30,000 shares of our common stock and plan to grant options to purchase an additional 11,000 shares of our common stock each year thereafter. The exercise price for these options is the fair market value of our common stock at the time of the grant of the options. For each grant of options, one quarter of the options vest after one year, and the remainder vest ratably by quarter over the succeeding three years. The options have a term of seven years. In addition to this annual retainer, all directors were entitled to receive $2,500 per day for each Board and committee meeting attended in person and $1,250 for each telephonic Board and committee meeting attended. Directors are also reimbursed for all reasonable expenses incurred in connection with attendance at any of these meetings. Mr. Roche has waived these fees and option grants.

The following table sets forth a summary of the compensation earned by our non-employee directors for services in fiscal year 2008:

Name	Cash Fees	Stock Awards	Option Awards(5)(6)	All Other Compensation	Total
Robert W. Alspaugh(1)	$ 15,833	—	$ 9,071	—	$ 24,904
Dr. James C. Castle(2)	$ 97,218	—	$ 93,557	—	$190,775
Dr. Leslie G. Denend	$116,250	—	$ 93,557	—	$209,807
Alex W. (Pete) Hart	$ 71,559	—	$ 99,390	—	$170,949
Robert B. Henske	$128,750	—	$ 92,369	—	$221,119
Richard A. McGinn(3)	$ —	—	$ —	—	$ —
Eitan Raff	$ 67,500	—	$ 84,320	—	$151,820
Charles R. Rinehart	$123,750	—	$107,808	—	$231,558
Collin E. Roche(4)	$ —	—	$ —	—	$ —
Jeffrey Stiefler(1)	$ 12,500	—	$ 9,071	—	$ 21,571

(1) Messrs. Alspaugh and Stiefler joined our board of directors effective September 1, 2008.

(2) Dr. Castle did not stand for reelection at our Annual Meeting on October 8, 2008 and therefore ceased to be a member of our Board effective October 8, 2008.

(3) Mr. McGinn joined our board of directors effective December 17, 2008.

(4) Mr. Roche waived all compensation during fiscal year 2008.

(5) Amounts shown in this column reflect our accounting expense for these awards and do not reflect whether the recipient has actually realized a financial benefit from the awards (such as by exercising stock options). This column represents the dollar amount recognized for financial statement reporting purposes with respect to fiscal year 2008 for the fair value of stock options granted to the non-employee directors. The fair value was estimated using the Black-Scholes option pricing model in accordance with SFAS No. 123(R), *Share-Based Payment.* Pursuant to SEC rules, amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For information on the valuation assumptions used for the calculation of these amounts, refer to "Stockholders' Equity" of the notes to consolidated financial statements included in our Annual Report on Form 10-K for each of our fiscal years.

(6) During fiscal year 2008 each of Messrs. Alspaugh and Stiefler were granted 30,000 options at the time they joined our Board. The grant date fair value of such options computed in accordance with SFAS No. 123(R) totaled $224,400 for Mr. Alspaugh and $224,400 for Mr. Stiefler. As of October 31, 2008, the aggregate outstanding number of options held by each director is as follows: Mr. Alspaugh, 30,000 shares; Dr. Castle, 6,375 shares; Dr. Denend, 50,000 shares; Mr. Hart, 41,000 shares; Mr. Henske 49,500 shares; Mr. McGinn, zero shares; Mr. Raff, 30,000 shares; Mr. Rinehart, 41,000 shares; Mr. Roche, zero shares; and Mr. Stiefler, 30,000 shares.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2008, the Compensation Committee consisted of Leslie G. Denend (Chairman), Robert B. Henske, and Collin E. Roche. None of the members is an officer or employee of VeriFone, and none of our executive officers serves as a member of a board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of VeriFone (the "Compensation Committee") consists exclusively of independent directors.

The general purpose of the Compensation Committee is to (1) review and approve corporate goals and objectives relating to the compensation of VeriFone's CEO, evaluate the CEO's performance in light of those goals and objectives and, either as a committee or together with the other independent directors (as directed by the Board), determine and approve the CEO's compensation level based on this evaluation and (2) make recommendations to the Board with respect to non-CEO compensation, incentive compensation plans, and equity-based plans, among other things. VeriFone's Board of Directors and its Corporate Governance and Nominating Committee have determined that each member of the Compensation Committee is "independent" within the meaning of the rules of both the NYSE and the SEC.

During fiscal year 2008, the Committee performed all of its duties and responsibilities under the Compensation Committee's charter. Additionally, as part of its responsibilities, the Committee reviewed the section of this Amendment No. 1 to VeriFone's Annual Report on Form 10-K/A entitled "Compensation Discussion and Analysis" (CD&A), as prepared by management of VeriFone, and discussed the CD&A with management of VeriFone. Based on its review and discussions, the Committee recommended to the Board of Directors that the CD&A be included in VeriFone's Annual Report on Form 10-K/A.

COMPENSATION COMMITTEE
Leslie G. Denend, Chairman
Robert B. Henske
Collin E. Roche

The report of the Compensation Committee and the information contained therein shall not be deemed to be "solicited material" or "filed" or incorporated by reference in any filing we make under the Securities Act or under the Exchange Act, irrespective of any general statement incorporating by reference this Annual Report on Form 10-K/A into any such filing, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically incorporate this information by reference into a document we file under the Securities Act or the Exchange Act.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Beneficial Ownership Information

The following table presents information concerning the beneficial ownership of the shares of our common stock as of January 30, 2009, by:

- each person we know to be the beneficial owner of 5% of more of our outstanding shares of common stock;
- each of our named executives;
- each of our current directors; and
- all of our current executive officers and directors as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on 84,455,505 shares of common stock outstanding as of January 30, 2009. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of January 30, 2009 are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address of each individual listed below is c/o VeriFone Holdings, Inc., 2099 Gateway Place, Suite 600, San Jose, California 95110.

	Shares Beneficially Owned	
Name and Address of Beneficial Owner	Number	Percent of Class
Beneficial owners		
GTCR Fund VII, L.P.(1)	9,658,909	11%
Capital Research Global Investors(2)	9,276,500	11%
FMR LLC(3)	7,264,902	9%
Brookside Capital Partners Fund, L.P.(4)	4,768,400	6%
Douglas G. Bergeron(5)	1,693,895	2%
Robert Dykes	129,082	*
Clinton Knowles	—	—
Barry Zwarenstein(6)	91,265	*
Isaac Angel(7)	101	*
Elmore Waller(8)	107,840	*
Jeffrey Dumbrell(9)	38,625	*
Eliezer Yanay(10)	104,375	*
Robert W. Alspaugh	—	—
Dr. Leslie G. Denend(11)	41,562	*
Alex W. (Pete) Hart(12)	31,437	*
Robert B. Henske(13)	41,187	*
Richard A. McGinn	—	—
Eitan Raff(14)	11,250	*
Charles Rinehart(15)	46,437	*
Collin E. Roche(1)	9,658,909	11%
Jeffrey E. Stiefler	—	—
All directors and current executive officers as a group (14 persons)**	11,904,599	14%

* Less than 1%.

** Beneficial ownership information is provided as of January 30, 2009. Total includes shares beneficially owned by Messrs. Dumbrell and Yanay, who became named executives effective November 1, 2008. Total does not include shares beneficially owned by Messrs. Zwarenstein, Knowles or Angel, each of whom is a former named executive of VeriFone.

(1) The address of each of GTCR Fund VII, L.P., GTCR Capital Partners, L.P., GTCR Co-Invest, L.P. and Mr. Roche is c/o GTCR Golder Rauner, L.L.C., 6100 Sears Tower, Chicago, Illinois 60606. Beneficial ownership information includes 8,928,188 shares of common stock held by GTCR Fund VII, L.P., 648,984 shares of common stock held by GTCR Capital Partners, L.P., and 81,737 shares of common stock held by GTCR Co-Invest, L.P. GTCR Golder Rauner, L.L.C. is the general partner of the general partner of GTCR Fund VII, L.P., the general partner of the general partner of the general partner of GTCR Capital Partners, L.P., and the general partner of GTCR Co-Invest, L.P. GTCR Golder Rauner, L.L.C., through a six-person members committee (consisting of Mr. Roche, Philip A. Canfield, David A. Donnini, Edgar D. Jannotta,

Jr., Joseph P. Nolan, and Bruce V. Rauner, with Mr. Rauner as the managing member), has voting and dispositive authority over the shares held by GTCR Fund VII, L.P., GTCR Capital Partners, L.P., and GTCR Co-Invest, L.P., and therefore beneficially owns such shares. Decisions of the members committee with respect to the voting and disposition of the shares are made by a vote of not less than one-half of its members and the affirmative vote of the managing member and, as a result, no single member of the members committee has voting or dispositive authority over the shares. Each of Messrs. Bondy, Roche, Canfield, Donnini, Jannotta, Nolan, and Rauner, as well as Vincent J. Hemmer, David F. Randell, George E. Sperzel and Daniel W. Yih are principals of GTCR Golder Rauner, L.L.C., and each of them disclaims beneficial ownership of the shares held by the GTCR funds.

(2) The address of Capital Research Global Investors ("CRGI") is 333 South Hope Street, Los Angeles, California 90071. CRGI has the sole power to vote and dispose of 9,276,500 shares of common stock. This information is based solely upon a Schedule 13G/A filed by CRGI on February 17, 2009 for beneficial ownership as of December 31, 2008.

(3) The address of FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109. FMR LLC ("FMR") has the sole power to vote or direct the vote of 518,400 shares and the sole power to dispose or direct the disposition of 7,264,902 shares of common stock. Beneficial ownership information includes 6,747,702 shares of common stock held by Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR, 510,209 shares of common stock held by Pyramis Global Advisors Trust Company ("PGATC"), an indirect wholly-owned subsidiary of FMR, and 6,991 shares of common stock held by FIL Limited ("FIL"). Edward C. Johnson 3d, Chairman of FMR, and members of the family of Mr. Johnson are the predominant owners, directly or through trusts, of Series B voting common shares of FMR, representing 49% of the voting power of FMR. Through their ownership of voting common shares and the execution of a shareholders' voting agreement with the majority vote of Series B voting common shares, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. Mr. Johnson and FMR each has sole power to dispose of the 6,747,702 shares of common stock held by Fidelity, sole power to vote and dispose of the 510,209 shares of common stock held by PGATC and sole power to dispose of 6,991 shares of common stock held by FIL. This information is based solely upon a Schedule 13G filed by FMR on February 17, 2009 for beneficial ownership as of December 31, 2008.

(4) The address of Brookside Capital Partners Fund, L.P. is 111 Huntington Avenue, Boston, Massachusetts 02199. Brookside Capital Partners Fund, L.P. ("Brookside") has the sole power to vote and dispose of 4,768,400 shares of common stock. Domenic Ferrante, as the sole managing member of Brookside Capital Management, LLC ("BCM"), BCM as the sole general partner of Brookside Capital Investors, L.P. ("BCI") and BCI, as the sole general partner of Brookside, may each be deemed to share voting or investment control over the shares. This information is based solely upon a Schedule 13G/A filed by Brookside on February 17, 2009 for beneficial ownership as of December 31, 2008.

(5) Beneficial ownership information includes 1,522,646 shares held by various family trusts the beneficiaries of which are members of Mr. Bergeron's family. In addition, 171,250 shares listed as beneficially owned by Mr. Bergeron represent shares (i) issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after January 30, 2009 and (ii) issuable upon vesting of restricted stock units that will vest within 60 days of January 30, 2009.

(6) Beneficial ownership information includes 91,265 shares held by Mr. Zwarenstein directly. Mr. Zwarenstein's employment was terminated as of August 19, 2008.

(7) Beneficial ownership information represents 101 shares held by Mr. Angel directly. Mr. Angel retired as Executive Vice President, Global Operations, effective January 1, 2008.

(8) Beneficial ownership information includes 4,375 shares held by Mr. Waller directly. In addition, 103,465 shares listed as beneficially owned by Mr. Waller represent shares (i) issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after January 30, 2009 and (ii) issuable upon vesting of restricted stock units that will vest within 60 days of January 30, 2009.

(9) All 38,625 shares listed as beneficially owned by Mr. Dumbrell represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after January 30, 2009.

(10) Beneficial ownership information includes 9,000 shares held by Mr. Yanay directly and 1,000 shares beneficially owned by Mr. Yanay indirectly. In addition, 94,375 shares listed as beneficially owned by Mr. Yanay represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after January 30, 2009.

(11) All 41,562 shares listed as beneficially owned by Dr. Denend represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after January 30, 2009.

(12) Beneficial ownership information includes 6,000 shares held by Mr. Hart directly. In addition, 25,437 shares listed as beneficially owned by Mr. Hart represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after January 30, 2009.

(13) All 41,187 shares listed as beneficially owned by Mr. Henske represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after January 30, 2009.

(14) All 11,250 shares listed as beneficially owned by Mr. Raff represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after January 30, 2009.

(15) Beneficial ownership information includes 1,000 shares held by Mr. Rinehart directly and 20,000 shares held by the Rinehart Family Trust dated January 18, 1994 the beneficiaries of which are members of Mr. Rinehart's family. In addition, 25,437 shares listed as beneficially owned by Mr. Rinehart represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after January 30, 2009.

Equity Compensation Plan Information

The following table provides information as of October 31, 2008 regarding securities issued under our equity compensation plans that were in effect during fiscal year 2008.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders(1)	9,091,900(2)	$26.20(3)	5,944,862(4)
Equity compensation plans not approved by security holders	—	—	—
Total	9,091,900(2)	$26.20	5,944,862(4)

(1) This reflects our New Founders' Stock Option Plan, Outside Directors' Stock Option Plan, 2005 Employee Equity Incentive Plan, and 2006 Equity Incentive Plan. This information also includes securities issuable pursuant to the Lipman Electronic Engineering Ltd. 2003 Stock Option Plan, Lipman Electronic Engineering Ltd. 2004 Stock Option Plan, Lipman Electronic Engineering Ltd. 2004 Share Option Plan, and Lipman Electronic Engineering Ltd. 2006 Share Incentive Plan as a result of our acquisition of Lipman Electronic Engineering Ltd. on November 1, 2006. VeriFone does not plan to issue securities in the future under any of the foregoing plans other than the 2006 Equity Incentive Plan.

(2) Includes 300,000 shares that may be issued under restricted stock unit awards that are subject to performance conditions.

(3) Excludes 385,188 shares subject to restricted stock units with an exercise price of $0 that were outstanding as of October 31, 2008.

(4) Represents shares remaining available for future issuance under our 2006 Equity Incentive Plan.

2006 Equity Incentive Plan

Our 2006 Equity Incentive Plan is the only plan under which we currently make grants of equity awards. Our 2006 Equity Incentive Plan permits grants of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and share units, dividend equivalent rights and other stock awards. Grants may be made to our directors, officers, and employees and other individuals performing services for us. The plan authorizes the issuance of an aggregate of 13,200,000 shares of our common stock. Any shares granted as stock options or stock appreciation rights shall be counted as one share issued under the plan for each share so granted. Any shares granted as awards other than stock options or stock appreciation rights shall be counted as 1.75 shares issued under the plan for each share so granted. As of October 31, 2008, there were 6,156,866 options outstanding at a weighted-average exercise price of $29.14 per share, of which 1,841,331 were exercisable at a weighted-average exercise price of $32.34 per share, and there were 385,188 restricted stock units outstanding, none of which were exercisable.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

We occasionally enter into transactions with entities in which an executive officer, director, 5% or more beneficial owner of our common stock, or an immediate family member of these persons have a direct or indirect material interest. The Audit Committee reviews and approves each individual related party transaction exceeding $120,000, and believes all of these transactions were on terms that were reasonable and fair to us. The Audit Committee also reviews and monitors on-going relationships with related parties to ensure they continue to be on terms that are reasonable and fair to us.

Indemnification and Employment Agreements

As permitted by the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation that authorize and require us to indemnify our executive officers and directors to the full extent permitted under Delaware law, subject to limited exceptions. We have also entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers which may be broader than the specific indemnification provisions contained in Delaware law. Also, as described above in "Employment-Related Agreements with Named Executives" under "Item 11 — Executive Compensation," we have existing employment-related agreements with our Chief Executive Officer and Chief Financial Officer.

Equity Grants

We have granted stock options and restricted stock units to purchase shares of our common stock to our executive officers and directors and restricted stock units to certain of our executive officers. See "Compensation Discussion and Analysis," "Executive Compensation" and "Director Compensation" under "Item 10 — Directors, Executive Officers of the Registrant and Corporate Governance."

Director Independence

For a member of our Board of Directors (the "Board") to be considered independent under NYSE rules, the Board must determine that the director does not have a material relationship with VeriFone and/or its consolidated subsidiaries (either directly or as a partner, stockholder, or officer of an organization that has a relationship with any of those entities). The Board has determined that Mr. Alspaugh, Dr. Denend, Mr. Hart, Mr. Henske, Mr. McGinn, Mr. Raff, Mr. Rinehart, Mr. Roche and Mr. Stiefler are independent under NYSE rules. In addition, the Board made a determination in 2008 that Dr. James C. Castle, a former member of our Board, was independent under the NYSE rules. Dr. Castle did not stand for reelection at our Annual Meeting on October 8, 2008 and therefore ceased to be a member of our Board effective October 8, 2008.

Our Board has undertaken a review of the independence of our directors in accordance with standards that the Board and the Corporate Governance and Nominating Committee have established to assist the Board in making independence determinations. Any relationship listed under the heading "Material Relationships" below will, if present, be deemed material for the purposes of determining director independence. If a director has any relationship that is considered material, the director will not be considered independent. Any relationship listed under the heading "Immaterial Relationships" below will be considered categorically immaterial for the purpose of determining director independence. Multiple "Immaterial Relationships" will not collectively create a material relationship that would cause the director to not be considered independent. In addition, the fact that a particular relationship is not addressed under the heading "Immaterial Relationships" will not automatically cause a director to not be independent. If a particular relationship is not addressed under the standards established by the Board, the Board will review all of the facts and circumstances of the relationship to determine whether or not the relationship, in the Board's judgment, is material.

Material Relationships

Any of the following shall be considered material relationships that would prevent a director from being determined to be independent:

Auditor Affiliation. The director is a current partner or employee of VeriFone's internal or external auditor or a member of the director's immediate family (including the director's spouse; parents; children; siblings; mothers-, fathers-, brothers-, sisters-, sons-, and daughters-in-law; and anyone who shares the director's home, other than household employees) is a current employee of such auditor who participates in the firm's audit, assurance, or tax compliance (but not tax planning) practice or a current partner of such auditor. Or the director or an immediate family member of the director was a partner or employee of the firm who personally worked on VeriFone's audit within the last five years.

Business Transactions. The director is an employee of another entity that, during any one of the past five years, received payments from VeriFone, or made payments to VeriFone, for property or services that exceeded the greater of $1 million or 2% of the other entity's annual consolidated gross revenues. Or a member of the director's immediate family has been an executive officer of another entity that, during any one of the past five years, received payments from VeriFone, or made payments to VeriFone, for property or services that exceeded the greater of $1 million or 2% of the other entity's annual consolidated gross revenues.

Employment. The director was an employee of VeriFone at any time during the past five years or a member of the director's immediate family was an executive officer of VeriFone in the prior five years.

Interlocking Directorships. During the past five years, the director or an immediate family member of the director was employed as an executive officer by another entity where one of VeriFone's current executive officers served at the same time on the Compensation Committee.

Other Compensation. A director or an immediate family member of a director received more than $100,000 per year in direct compensation from VeriFone, other than director and committee fees, in the past five years.

Professional Services. A director is a partner or officer of an investment bank or consulting firm that performs substantial services to VeriFone on a regular basis.

Immaterial Relationships

The following relationships shall be considered immaterial for purposes of determining director independence:

Affiliate of Stockholder. A relationship arising solely from a director's status as an executive officer, principal, equity owner, or employee of an entity that is a stockholder of VeriFone.

Certain Business Transactions. A relationship arising solely from a director's status as an executive officer, employee or equity owner of an entity that has made payments to or received payments from VeriFone for property or services shall not be deemed a material relationship or transaction that would cause a director not to be independent so long as the payments made or received during any one of such other entity's last five fiscal years are not in excess of the greater of $1 million or 2% of such other entity's annual consolidated gross revenues.

Director Fees. The receipt by a director from VeriFone of fees for service as a member of the Board and committees of the Board.

Other Relationships. Any relationship or transaction that is not covered by any of the standards listed above in which the amount involved does not exceed $25,000 in any fiscal year shall not be deemed a material relationship or transaction that would cause a director not to be independent. Notwithstanding the foregoing, no relationship shall be deemed categorically immaterial pursuant to this section to the extent that it is required to be disclosed in SEC filings under Item 404 of the SEC's Regulation S-K.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Fees Paid to Independent Registered Public Accounting Firm

The following table shows information about fees paid by VeriFone and its subsidiaries to Ernst & Young LLP during the fiscal years ended October 31, 2008 and 2007 (in thousands):

	2008	Percentage of 2008 Services Approved by Audit Committee	2007	Percentage of 2007 Services Approved by Audit Committee
Audit fees	$7,757(1)	100%	$16,776(1)	100%
Audit-related fees	—	100	27	100
Tax fees	78	100	317	100
All other fees	7	100	11	100
Total fees	$7,842		$17,131	

(1) Audit fees incurred in fiscal years 2008 and 2007 included fees related to the restatement of the Condensed Consolidated Financial Statements for the three months ended January 31, April 30 and July 31, 2007.

Audit-Related Fees. This category consists of assurance and related services provided by Ernst & Young LLP that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under "Audit Fees." The services for the fees disclosed under this category primarily include employee benefit plan audits, due diligence related to acquisitions and consultations concerning financial accounting and reporting standards.

Tax Fees. This category consists of professional services rendered by Ernst & Young LLP, primarily in connection with our tax compliance activities, including the preparation of tax returns in certain overseas jurisdictions, consultation on tax matters, tax advice relating to transactions and other tax planning and advice.

All Other Fees. This category consists of fees for products and services other than the services reported above.

Audit Committee Pre-Approval Policies and Procedures

As required by Section 10A(i)(1) of the Exchange Act, our Audit Committee has adopted a pre-approval policy requiring that the Audit Committee pre-approve all audit and permissible non-audit services to be performed by Ernst & Young LLP. Any proposed service that has received pre-approval but which will exceed pre-approved cost limits will require separate pre-approval by the Audit Committee. In addition, pursuant to Section 10A(i)(3) of the Exchange Act, the Audit Committee has established procedures by which the Audit Committee may from time to time delegate pre-approval authority to the Chairman of the Audit Committee. If the Chairman exercises this authority, he must report any pre-approval decisions to the full Audit Committee at its next meeting.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a)(1) No financial statements are filed with this Annual Report on Form 10-K/A. These items were included as part of the original filing of our Annual Report on January 14, 2009.

(a)(2) Exhibits.

The documents set forth below are filed herewith or incorporated by reference to the location indicated.

Exhibit Number	Description
3.1(4)	Form of Amended and Restated Certificate of Incorporation of the Registrant
3.2(21)	Amendment of Amended and Restated Certificate of Incorporation of the Registrant
3.2(5)	Form of Amended and Restated Bylaws of the Registrant
3.3(14)	Amendment No. 1 to the Bylaws of VeriFone Holdings, Inc.
4.1(3)	Specimen Common Stock Certificate
4.2(2)	Stockholders Agreement, dated as of July 1, 2002, by and among VeriFone Holdings, Inc., GTCR Fund VII, L.P., GTCR Co-Invest, L.P., GTCR Capital Partners, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TCW/Crescent Mezzanine Partners III Netherlands, L.P. and TCW Leveraged Income Trust IV, L.P., VF Holding Corp. and the executives who are parties thereto
4.2.1(4)	Form of Amendment to Stockholders Agreement
4.3(1)	Registration Rights Agreement, dated as of July 1, 2002, by and among VeriFone Holdings, Inc., GTCR Fund VII, L.P., GTCR Co-Invest, L.P., GTCR Capital Partners, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TCW/Crescent Mezzanine Partners III Netherlands, L.P., and TCW Leveraged Income Trust IV, L.P., VF Holding Corp., Jesse Adams, William Atkinson, Douglas G. Bergeron, Nigel Bidmead, Denis Calvert, Donald Campion, Robert Cook, Gary Grant, Robert Lopez, James Sheehan, David Turnbull and Elmore Waller
4.4(1)	Amendment to Registration Rights Agreement, dated as of November 30, 2004, by and among VeriFone Holdings, Inc., GTCR Fund VII, L.P., Douglas Bergeron, DGB Investments, Inc., The Douglas G. Bergeron Family Annuity Trust, The Sandra E. Bergeron Family Annuity Trust and The Bergeron Family Trust
4.5(11)	Indenture related to the 1.375% Senior Convertible Notes due 2012, dated as of June 22, 2007, between VeriFone Holdings, Inc. and U.S. Bank National Association, as trustee
4.6(11)	Registration Rights Agreement, dated as of June 22, 2007, between VeriFone Holdings, Inc. and Lehman Brothers Inc. and J.P. Morgan Securities Inc.
10.1(2)	Purchase Agreement, dated as of July 1, 2002, by and among VeriFone Holdings, Inc., GTCR Fund VII, L.P., GTCR Co-Invest, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TCW/Crescent Mezzanine Partners III Netherlands, L.P. and TCW Leveraged Income Trust IV, L.P.
10.1.1(4)	Form of Amendment No. 1 to Purchase Agreement
10.2(1)+	Senior Management Agreement, dated as of July 1, 2002, among VeriFone Holdings, Inc., VeriFone, Inc. and Douglas G. Bergeron
10.2.1(2)+	Amendment to Senior Management Agreement, dated as of June 29, 2004, by and among VeriFone Holdings, Inc., VeriFone, Inc. and Douglas G. Bergeron
10.3(1)+	Amendment to Senior Management Agreement, dated as of December 27, 2004, by and among VeriFone Holdings, Inc., VeriFone, Inc. and Douglas Bergeron
10.4(1)+	2002 Securities Purchase Plan

Exhibit Number	Description
10.5(1)+	New Founders' Stock Option Plan
10.6(1)+	Change in Control Severance Agreement, effective July 1, 2004, between VeriFone Holdings, Inc. and Barry Zwarenstein
10.7(3)+	Outside Directors' Stock Option Plan
10.8(1)	Patent License Agreement, effective as of November 1, 2004, by and between NCR Corporation and VeriFone, Inc.
10.9(6)+	2005 Employee Equity Incentive Plan
10.10(5)+	Form of Indemnification Agreement
10.11(20)+	Amended and Restated VeriFone Holdings, Inc. 2006 Equity Incentive Plan
10.12(7)+	VeriFone Holdings, Inc. Bonus Plan
10.13(8)	Credit Agreement, dated October 31, 2006, among VeriFone Intermediate Holdings, Inc., VeriFone, Inc., various financial institutions and other persons from time to time parties thereto, as lenders, JPMorgan Chase Bank, N.A., as the administrative agent for the lenders, Lehman Commercial Paper Inc., as the syndication agent for the lenders, Bank Leumi USA and Wells Fargo Bank, N.A., as the co-documentation agents for the lenders, and J.P. Morgan Securities Inc. and Lehman Brothers Inc., as joint lead arrangers and joint book running managers
10.14(9)+	Lipman Electronic Engineering Ltd. 2003 Stock Option Plan
10.15(9)+	Lipman Electronic Engineering Ltd. 2004 Stock Option Plan
10.16(9)+	Lipman Electronic Engineering Ltd. 2004 Share Option Plan
10.17(9)+	Amendment to Lipman Electronic Engineering Ltd. 2004 Share Option Plan
10.18(9)+	Lipman Electronic Engineering Ltd. 2006 Share Incentive Plan
10.19(10)+	Amended and Restated Employment Agreement, dated January 4, 2007, among VeriFone Holdings, Inc., VeriFone, Inc., and Douglas G. Bergeron
10.20(11)	Confirmation of Convertible Note Hedge Transaction, dated June 18, 2007, by and between VeriFone Holdings, Inc. and Lehman Brothers OTC Derivatives Inc.
10.21(11)	Confirmation of Convertible Note Hedge Transaction, dated June 18, 2007, by and between VeriFone Holdings, Inc. and JPMorgan Chase Bank, National Association, London Branch
10.22(11)	Confirmation of Warrant Transaction, dated June 18, 2007, by and between VeriFone Holdings, Inc. and Lehman Brothers OTC Derivatives Inc.
10.23(11)	Confirmation of Warrant Transaction, dated June 18, 2007, by and between VeriFone Holdings, Inc. and JPMorgan Chase Bank, National Association, London Branch
10.24(11)	Amendment to Confirmation of Warrant Transaction, dated June 21, 2007, by and between VeriFone Holdings, Inc. and Lehman Brothers OTC Derivatives Inc.
10.25(11)	Amendment to Confirmation of Warrant Transaction, dated June 21, 2007, by and between VeriFone Holdings, Inc. and JPMorgan Chase Bank, National Association, London Branch
10.26(12)+	Confidential Separation Agreement, dated August 2, 2007, between VeriFone Holdings, Inc. and William G. Atkinson
10.27(13)	First Amendment and Waiver to Credit Agreement, dated as of January 25, 2008.
10.28(15)+	Separation Agreement, dated as of April 1, 2008, among VeriFone Holdings, Inc., VeriFone, Inc. and Barry Zwarenstein.
10.29(16)	Second Amendment to Credit Agreement, dated as of April 28, 2008.
10.30(17)	Third Amendment to Credit Agreement, dated as of July 31, 2008.
10.31(18)+	Executive Services Agreement, dated May 15, 2008, between VeriFone and Tatum LLC.
10.32(19)+	Offer Letter between VeriFone Holdings, Inc. and Robert Dykes.
10.33(19)+	Severance Agreement, dated September 2, 2008, between VeriFone Holdings, Inc. and Robert Dykes.
10.34+*	Separation Agreement, dated as of January 15, 2008, between VeriFone Israel Ltd. and Isaac Angel.
21.1(22)	List of subsidiaries of the Registrant
23.1(22)	Consent of Independent Registered Public Accounting Firm

Exhibit Number	Description
31.1*	Certification of the Chief Executive Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the Chief Financial Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002.

* Filed herewith.

\+ Indicates a management contract or compensatory plan or arrangement.

(1) Filed as an exhibit to Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (File No. 333-121947), filed February 23, 2005.

(2) Filed as an exhibit to Amendment No. 2 to the Registrant's Registration Statement on Form S-1 (File No. 333-121947), filed March 28, 2005.

(3) Filed as an exhibit to Amendment No. 3 to the Registrant's Registration Statement on Form S-1 (File No. 333-121947), filed April 18, 2005.

(4) Filed as an exhibit to Amendment No. 4 to the Registrant's Registration Statement on Form S-1 (File No. 333-121947), filed April 21, 2005.

(5) Filed as an exhibit to Amendment No. 5 to the Registrant's Registration Statement on Form S-1 (File No. 333-121947), filed April 29, 2005.

(6) Filed as an exhibit to the Registrant's Registration Statement on Form S-8 (File No. 333-124545), filed May 2, 2005.

(7) Incorporated by reference in the Registrant's Current Report on Form 8-K, filed March 23, 2006.

(8) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed November 1, 2006.

(9) Incorporated by reference in the Registrant's Registration Statement on Form S-8 (File No. 333-138533), filed November 9, 2006.

(10) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed January 5, 2007.

(11) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed June 22, 2007.

(12) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed August 3, 2007.

(13) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed January 28, 2008.

(14) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed March 31, 2008.

(15) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed April 1, 2008.

(16) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed April 29, 2008.

(17) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed July 31, 2008.

(18) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed August 19, 2008.

(19) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed September 3, 2008.

(20) Filed as an annex to the Registrant's Definitive Proxy Statement for its 2008 Annual Meeting of Stockholders, filed September 10, 2008.

(21) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed October 9, 2008.

(22) Filed as an exhibit to the Registrant's Annual Report on Form 10-K, filed January 14, 2009.

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to the Annual Report on Form 10-K/A to be signed on its behalf by the undersigned, thereunto duly authorized.

VERIFONE HOLDINGS, INC.

By: /s/ DOUGLAS G. BERGERON

Douglas G. Bergeron,
Chief Executive Officer

February 26, 2009

Exhibit 31.1

CERTIFICATION

I, Douglas G. Bergeron, certify that:

1. I have reviewed this Amendment No. 1 to Annual Report on Form 10-K/A of VeriFone Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ DOUGLAS G. BERGERON

Douglas G. Bergeron
Chief Executive Officer

Date: February 26, 2009

Exhibit 31.2

CERTIFICATION

I, Robert Dykes, certify that:

1. I have reviewed this Amendment No. 1 to Annual Report on Form 10-K/A of VeriFone Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ ROBERT DYKES

Robert Dykes
Senior Vice President and Chief Financial Officer

Date: February 26, 2009

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STOCKHOLDER INFORMATION

Board of Directors

Robert W. Alspaugh
Former Chief Executive Officer of KPMG International

Douglas G. Bergeron
Chief Executive Officer

Dr. Leslie G. Denend
Former President, Network Associates, Inc. (now McAfee, Inc.)

Alex W. (Pete) Hart
Former President and Chief Executive Officer, MasterCard International

Robert B. Henske
Managing Director, Hellman & Friedman LLC

Richard A. McGinn
General Partner, RRE Ventures
Former Chief Executive Officer, Lucent Technologies, Inc.

Eitan Raff
Chairman of Bank Leumi le-Israel B.M.

Charles R. Rinehart
Chairman of the Board
Former Chairman and Chief Executive Officer, HF Ahmanson & Co.

Collin E. Roche
Principal, GTCR Golder Rauner, LLC

Jeffrey E. Stiefler
Venture Partner of Emergence Capital Partners
Former President and Director, American Express Company

Executive Officers

Douglas G. Bergeron
Chief Executive Officer

Robert Dykes
Senior Vice President and Chief Financial Officer

Elmore (Bud) Waller
Executive Vice President, Integrated Solutions

Jeff Dumbrell
Executive Vice President

Eliezer Yanay
President, VeriFone Israel & Executive Vice President, Continental Europe, South East Europe and Asia

Common Stock

VeriFone's common stock is listed on the New York Stock Exchange and trades under the ticker symbol "PAY".

Transfer Agent and Registrar

Questions from registered stockholders of VeriFone Holdings, Inc. regarding lost or stolen stock certificates, changes of address and other issues related to registered share ownership should be addressed to:

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
Phone: 1-781-575-3400
http://www.computershare.com/

Company Headquarters

VeriFone Holdings, Inc.
2099 Gateway Place, Suite 600
San Jose, CA 95110
Phone: 1-408-232-7800

Independent Registered Public Accounting Firm

Ernst & Young LLP
San Francisco, California

SEC and NYSE Certifications

The certifications by the Chief Executive Officer and Chief Financial Officer of VeriFone Holdings, Inc., required under Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to the company's 2008 Annual Report on Form 10-K and Annual Report as amended on Form 10-K/A. The most recent annual certification by the Chief Executive Officer, required under section 303A.12(a) of the New York Stock Exchange Listed Company Manual, has been filed with the New York Stock Exchange.

Investor Information and Annual Report on Form 10-K

Copies of the company's Annual Report on Form 10-K, the Annual Report as amended on Form 10-K/A and other information about the company, including all quarterly earnings releases and financial filings of the company, can be accessed via the company's website at http://www.verifone.com/.

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